GenCorp

Ideas Powering Freedom




ed SEC
FEB 18 2014













2013 ANNUAL REPORT

GenCorp Inc. Financial Performance Highlights

(In millions, except percentage amounts)

Net Sales


$1,600
1,400
1,200
1,000
800
600
400
200
0
$795.4
$857.9
$918.1
$994.9
$1,383.1
2009
2010
2011
2012
2013

Adjusted EBITDAP[(1)]


$160
140
120
100
80
60
40
20
0
16%
15%
14%
13%
12%
11%
10%
9%
8%
$96.4
$110.7
$115.4
$110.9
$155.6
2009
2010
2011
2012
2013
Adjusted EBITDAP
Adjusted EBITDAP Margin

Total Contract Backlog


$2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
$1,191
$1,377
$1,422
$1,526
$2,523
2009
2010
2011
2012
2013

Funded Backlog


$1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$811
$804
$902
$1,018
$1,664
2009
2010
2011
2012
2013

Cash and Cash Equivalents[(2)]


$250
200
150
100
50
0
$126.3
$208.2
$188.0
$162.1
$197.6
2009
2010
2011
2012
2013

Net Debt[(3)]


$550
500
450
400
350
300
250
200
150
100
50
0
$312.3
$188.5
$138.4
$86.6
$501.6
2009
2010
2011
2012
2013

Notes:

(1) Non-GAAP Measure. The Company defines Adjusted EBITDAP as GAAP income before income taxes adjusted by interest expense, interest income, depreciation and amortization, retirement benefit plan costs and unusual items.

(2) Includes cash and cash equivalents, restricted cash and marketable securities.

(3) Non-GAAP Measure. Defined as debt principal less cash and marketable securities.

Dear Shareholders,

We are pleased with GenCorp's 2013 results which reflect a continuing focus on our core aerospace and defense business, including the successful acquisition of Pratt & Whitney Rocketdyne, which closed in June.

Net sales for fiscal year 2013 increased to $1.383 billion from $995 million in fiscal 2012. Total contract backlog rose to $2.523 billion as of November 30, 2013, compared to $1.526 billion as of November 30, 2012. We believe these metrics reflect the strength and alignment of the Aerojet Rocketdyne product portfolio which supports a number of our government customers' highest priorities and will serve us well as we continue our focus on long-term value creation for our shareholders.

"We believe these metrics reflect the strength and alignment of the Aerojet Rocketdyne product portfolio which supports a number of our government customers' highest priorities..."

Aerojet Rocketdyne

The work of integrating the new Aerojet Rocketdyne is well underway and will continue to be a key focus throughout 2014 as we continue to implement the Company's ***Deliver. Drive. Create.*** strategic initiatives. A key milestone was achieved this past year with the implementation of a common Enterprise Resource Planning system which "went live" across heritage Aerojet, Easton and GenCorp operating sites. Expansion of this system to the heritage Rocketdyne sites is underway and is a critical part of our overall integration activities as we combine these two proud heritage companies to create one bright future.

Successes

Our business continued to experience a number of noteworthy successes across each of our product lines during 2013. Our Space Launch Systems product line led the way with a total of eight launches—military, scientific and commercial satellites and spacecraft—all with 100 percent mission success. Together, these missions delivered supplies to the International Space Station, provided strategic communications to our warfighters around the world, and supported our nation's quest to unlock the secrets of the universe as we continue to explore and extend the boundaries of scientific knowledge.

Our Missile Defense and Strategic Systems business continued to advance the maturity of key elements of our nation's missile defense capabilities as the Standard Missile-3 Block 1B and Terminal High Altitude Area Defense (THAAD) programs passed critical evaluation and qualification tests and moved into production.

In our Tactical Systems business, decades of production excellence were highlighted by delivery of the 25,000th Guided Multiple Launch Rocket System solid rocket motor and delivery of the 2,000th shipset of PAC-3 CRI (Cost Reduction Initiative) propulsion components for the Patriot missile program.

2013 also witnessed another first in our Company's long history. We had three highly successful flights, each supporting very important missions for our Department of Defense and NASA customers—*all in one day*. First, our AJ60 solid rocket boosters partnered with our RL10A-4-2 upper stage engine and a dozen of our Centaur upper stage thrusters to launch the Atlas V from NASA's Kennedy Space Center. Once at altitude, our Hall Thruster propulsion system, along with 18 attitude control thrusters, helped position the Advanced Extremely High Frequency Space Vehicle-3 payload for the U.S. Air Force into its intended orbital position. Later that day, our AJ26 engines powered the Antares launch vehicle from NASA's Wallops Flight Facility on its inaugural mission to deliver the Cygnus spacecraft to the International Space Station for NASA. Aerojet Rocketdyne propulsion also manuevered Cygnus to deliver supplies to the ISS. Then, that evening and halfway around the world, our MK-72 and MK-104 solid rocket motors provided first and second stage propulsion for two missile defense Standard Missile-3 Block 1B missiles, aided by our Throttling Divert and Attitude Control System (TDACS), enabling the successful intercept and destruction of a separating ballistic missile at the United States Navy's Pacific Missile Test Range near Hawaii. This was an important milestone for the Block 1B program which helped support the Missile Defense Agency's decision to enter full-rate production.

"We had three highly successful flights, each supporting very important missions for our Department of Defense and NASA customers—all in one day."

Easton Development Company, LLC

The Company continued its efforts to reposition and entitle 6,000 acres of land in the Sacramento, California, area under the brand name Easton. Approximately 1,500 acres have been fully entitled to date and the remaining 4,500 acres are in varying stages of gaining entitlement. Our efforts continue to be focused on incrementally positioning Easton for development with the Glenborough and Easton Place subdivisions now fully entitled, development agreements in place with local jurisdictions, and plans for infrastructure and the first subdivision now complete.

2013 Company Recognition

We are proud of the numerous awards and recognition the Company received in 2013. They recognize the significant accomplishments made by our team in a number of key areas, including being recognized by the International Space Hall of Fame this year when 40 current and former employees were inducted. All the honored employees served as members of the original Delta Clipper Experimental (DC-X/DC-XA) Team which helped develop an unmanned prototype of a reusable, single-stage-to-orbit launch vehicle in the 1990s. Our DC-X/DC-XA team joined a prestigious membership of 154 other inductees, including Neil Armstrong, Gene Kranz, Gene Cernan, Nicolaus Copernicus and Wernher von Braun. The event marked the first time an entire group of employees was inducted. We also received the prestigious 2013 *John R. Alison Award* for our work on the X-51A WaveRider from the U.S. Air Force Association. The X-51A hypersonic vehicle, powered by our SJY61 supersonic combustion ramjet engine, achieved aviation history by making the longest-ever scramjet-powered flight, flying the entire planned test duration and achieving mission success. The Company also received the *Boeing Performance Excellence Award*, given to recognize our Advanced Power Systems group that achieved superior performance in support of work performed on the International Space Station and Lithium Ion Battery programs. Finally in 2013, the Arkansas Environmental Federation (AEF) announced the selection of Aerojet Rocketdyne as the recipient of its 2013 *Diamond Award for Excellence in Environmental Leadership* for contributions made at our Camden, Arkansas, facility.

> *"The X-51A hypersonic vehicle, powered by our SJY61 supersonic combustion ramjet (scramjet) engine, achieved aviation history by making the longest-ever scramjet-powered flight..."*

Company Milestones

In January, we cast the 1,000th batch of solid rocket motor propellant (equivalent to nearly seven million pounds) for the Atlas V AJ60 boosters which are the world's largest monolithic solid rocket motors.

Also in 2013, the Company celebrated the 30th anniversary of the first solar electric propulsion (SEP) powered mission. Since the launch of the RCA American Satcom-1R satellite in 1983, the Company has continued to innovate and improve this product line, now commonly used by satellite and spacecraft manufacturers around the world for a variety of mission functions, including station keeping, orbit positioning and interplanetary transit. Through the years we have delivered more than 500 SEP systems with 100 percent mission success.

In September, NASA announced that Voyager 1 officially entered interstellar space, the space between the stars. Our contributions to this historic mission included not only the engines that powered the Titan 3E launch vehicle off the pad at Cape Canaveral in 1977, but the propulsion system that continues to propel the Voyager spacecraft where no vehicle has ever flown, making our hardware the first and only interstellar propulsion system in space.

The Company workforce also achieved a major safety milestone at both its Utah and Stennis operations by eclipsing 10 years without a lost time accident, demonstrating our ongoing commitment to safety throughout our operating sites.

Looking to the Future

We enter 2014 excited to build on the momentum of our successes in 2013, with an industry-leading portfolio of products and technologies well positioned to meet the needs of our customers, and with a team that remains committed to delivering excellent program and financial performance. We will continue our focus on the successful integration of the Rocketdyne Business while continuing to seek additional opportunities to create value for all our stakeholders.

> *"As GenCorp approaches its centennial anniversary, and with the strength of the new Aerojet Rocketdyne business behind us, we look forward to future challenges and opportunities..."*

As GenCorp approaches its centennial anniversary, and with the strength of the new Aerojet Rocketdyne business behind us, we look forward to future challenges and opportunities with the confidence of an enterprise that has continuously demonstrated its ability to innovate and adapt to the changing needs of our customers.

Thank you to our shareholders and customers for your ongoing support and to our more than 5,000 employees for your hard work and dedication to our mission.

Sincerely,

Scott J. Seymour
President & Chief Executive Officer
GenCorp Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 1-1520

GenCorp Inc.
(Exact name of registrant as specified in its charter)

Ohio	**34-0244000**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2001 Aerojet Road Rancho Cordova, California	**95742**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(916) 355-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.10 par value per share	New York Stock Exchange and Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

The aggregate market value of the voting common equity held by nonaffiliates of the registrant as of May 31, 2013 was approximately $815 million.

As of January 14, 2014, there were 61.3 million outstanding shares of the Company's Common Stock, including redeemable common stock and unvested common shares, $0.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2014 Proxy Statement of GenCorp Inc. relating to its annual meeting of shareholders scheduled to be held on March 20, 2014 are incorporated by reference into Part III of this Report.

GENCORP INC.

Annual Report on Form 10-K
For the Fiscal Year Ended November 30, 2013

Table of Contents

* The information called for by Items 10, 11, 12, 13, and 14, to the extent not included in this Report, is incorporated herein by reference to the information to be included under the captions "Proposal 1 — Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Communications with Directors," "Board Committees," "Executive Compensation," "2013 Director Compensation Table," "Compensation Discussion and Analysis," "Summary Compensation Table," "2013 Grants of Plan-Based Awards," "Outstanding Equity Awards at 2013 Fiscal Year End, "2013 Option/SAR Exercises and Stock Vested," "2013 Pension Benefits," "2013 Non-Qualified Deferred Compensation," "Director Compensation," "Organization & Compensation Committee Report" "Compensation Committee Interlocks and Insider Participation," "Security Ownership of Certain Beneficial Owners," "Security Ownership of Officers and Directors," "Employment Agreement and Indemnity Agreements," "Potential Payments upon Termination of Employment or Change in Control," "Determination of Independence of Directors," "Related Person Transaction Policy," "Proposal 4 — Ratification of the Appointment of Independent Auditors," "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Company's Independent Auditors" in GenCorp Inc.'s 2014 Proxy Statement, to be filed within 120 days after the close of our fiscal year.

PART I

Item 1. *Business*

Unless otherwise indicated or required by the context, as used in this Annual Report on Form 10-K, the terms "we," "our," and "us" refer to GenCorp Inc. and all of its subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America ("U.S.").

Certain information contained in this Annual Report on Form 10-K should be considered "forward-looking statements" as defined by Section 21E of the Private Securities Litigation Reform Act of 1995. All statements in this report other than historical information may be deemed forward-looking statements. These statements present (without limitation) the expectations, beliefs, plans, and objectives of management and future financial performance and assumptions underlying, or judgments concerning, the matters discussed in the statements. The words "believe," "estimate," "anticipate," "project" and "expect," and similar expressions, are intended to identify forward-looking statements. Forward-looking statements involve certain risks, estimates, assumptions, and uncertainties, including with respect to future sales and activity levels, cash flows, contract performance, the outcome of litigation and contingencies, environmental remediation, availability of capital, and anticipated costs of capital. A variety of factors could cause actual results or outcomes to differ materially from those expected and expressed in our forward-looking statements. Important risk factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are described in the section "Risk Factors" in Item 1A of this Report. Additional risk factors may be described from time to time in our future filings with the Securities and Exchange Commission ("SEC").

We are a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We develop and manufacture propulsion systems for defense and space applications, and armaments for precision tactical and long range weapon systems applications. Our continuing operations are organized into two segments:

Aerospace and Defense — includes the operations of our wholly-owned subsidiary Aerojet Rocketdyne, Inc. ("Aerojet Rocketdyne"), a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the U.S. government, including the Department of Defense ("DoD"), the National Aeronautics and Space Administration ("NASA"), major aerospace and defense prime contractors as well as portions of the commercial sector. Aerojet Rocketdyne is a world-recognized engineering and manufacturing company that specializes in the development and production of propulsion systems for defense and space applications, armament systems for precision tactical systems and munitions, and is considered a domestic market leader in launch propulsion, in-space propulsion, missile defense propulsion, tactical missile propulsion and hypersonic propulsion systems.

Real Estate — includes the activities of our wholly-owned subsidiary Easton Development Company, LLC related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We own approximately 11,900 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California east of Sacramento ("Sacramento Land"). We are currently in the process of seeking zoning changes and other governmental approvals on a portion of the Sacramento Land to optimize its value.

Sales, segment performance, total assets, and other financial data for our segments for fiscal 2013, 2012, and 2011 are set forth in Note 11 in Notes to Consolidated Financial Statements, included in Item 8 of this Report. Fiscal 2013 results include 5 ½ months of the Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") operating results (see below).

In July 2012, we signed a stock and asset purchase agreement (the "Original Purchase Agreement") with United Technologies Corporation ("UTC") to acquire the Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") from UTC for $550 million (the "Acquisition"). On June 10, 2013, the Federal Trade Commission ("FTC") announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On June 12, 2013, we entered into an amended and restated stock and asset purchase agreement, (the "Amended and Restated Purchase Agreement") with UTC, which amended and restated the Original Purchase Agreement, as amended. On June 14, 2013, we completed the acquisition of substantially all of the Rocketdyne Business pursuant to the Amended and Restated Purchase Agreement. The aggregate consideration to UTC was $411 million, paid in cash, which represents the initial purchase price of $550 million reduced by $55 million relating to the pending future acquisition of UTC's 50% ownership interest of RD Amross, LLC ("RD Amross" a joint venture with NPO Energomash of Khimki, Russia which sells RD-180 engines to RD Amross), and the portion of the UTC business that markets and supports the sale of RD-180 engines (the "RDA Acquisition"). The acquisition of UTC's 50% ownership interest of RD Amross and UTC's related business is contingent upon certain conditions including receipt of certain Russian governmental regulatory approvals, which may not be obtained. Pursuant to the terms of the Amended and Restated Purchase Agreement, either party to such agreement may terminate the obligations to consummate the RDA Acquisition on or after June 12, 2015; provided, however, that such termination date may be extended for up to four additional periods of three months each (with the final termination date extended until June 12, 2016). Subject to the terms of Amended and Restated Purchase Agreement, in order to extend the termination date, either party may request the extension by providing written notice to the other party at least five business days prior to the termination date, provided that the requesting party must have a reasonable belief at the time such notice is given that a certain authorization for completion of the RDA Acquisition from the Russian government will be forthcoming. The purchase price was further adjusted for advance payments on contracts, capital expenditures and other net assets, and is subject further to post-closing adjustments. See Note 4 in Notes to Consolidated Financial Statements.

The Rocketdyne Business was the largest liquid rocket propulsion designer, developer, and manufacturer in the U.S. as the primary propulsion system provider to the U.S. government, specifically NASA and the DoD through United Launch Alliance ("ULA"). ULA is a joint venture of The Boeing Company ("Boeing") and Lockheed Martin Corporation ("Lockheed Martin") which provide spacecraft launch services to the U.S. government. The Rocketdyne Business was considered to be a leader in liquid launch propulsion and hypersonic systems. For more than 50 years, the Rocketdyne Business has set the standard in launch propulsion design, development and manufacturing. The Rocketdyne Business has powered nearly all of NASA's human-rated launch vehicles to date and has recorded more than 1,600 space launches. The Rocketdyne Business propulsion systems have powered missions to nearly every planet in the solar system and have been a cornerstone to the U.S. Space Program since its inception. Additionally, the Rocketdyne Business propulsion systems are vital to the launch of astronauts and cargo required for space exploration and for U.S. military and commercial satellites.

We believe the Rocketdyne Business acquisition provides strategic value for the country, our customers, and our stakeholders. We anticipate that the combined enterprise will be better positioned to compete in a dynamic, highly competitive marketplace, and provide more affordable products for our customers. In addition, this transaction is expected to transform our business and provide additional growth opportunities as we build upon the complementary capabilities of each legacy company.

Our fiscal year ends on November 30 of each year. When we refer to a fiscal year, such as fiscal 2013, we are referring to the fiscal year ended on November 30 of that year. The fiscal year of our subsidiary, Aerojet Rocketdyne, ends on the last Saturday of November. As a result of the 2013 calendar, we had 53 weeks of operations in fiscal 2013 compared to 52 weeks of operations in fiscal 2012 and 2011. The additional week of operations, which occurred in the first quarter of fiscal 2013, accounted for $27.8 million in additional net sales.

We were incorporated in Ohio in 1915 and our principal executive offices are located at 2001 Aerojet Road, Rancho Cordova, CA 95742.

Our Internet website address is www.GenCorp.com. We have made available through our Internet website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. We also make available on our Internet web site our corporate governance guidelines and the charters for each of the following committees of our Board of Directors: Audit; Corporate Governance & Nominating; and Organization & Compensation. Our corporate governance guidelines and such charters are also available in print to anyone who requests them.

Aerospace and Defense

Through Aerojet Rocketdyne, we are a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the U.S. government, including the DoD and NASA, major aerospace and defense prime contractors and the commercial sector. We believe we are the only domestic provider of all four propulsion types (liquid, solid, air-breathing, and electric) for space and defense applications and we maintain leading positions in a number of the market segments that apply these technologies. Aerojet Rocketdyne is a world-recognized engineering and manufacturing company that develops and produces specialized propulsion systems for defense, space and commercial applications, as well as armament systems for precision tactical systems and munitions, and is considered a leader in liquid launch propulsion, missile defense, in-space, tactical and hypersonics propulsion systems. Through Aerojet Rocketdyne, we design, develop, and produce propulsion systems ranging in thrust size from a few grams to several hundred thousand pounds. We have participated in all of NASA's manned and NASA Discovery missions to date. Our propulsion systems have powered spacecraft to nearly every planet in the solar system and have been a cornerstone of the U.S. space program since its inception. For more than 70 years, Aerojet Rocketdyne has been a trusted supplier of highly sophisticated products and systems for military, civil and commercial customers and we maintain strong market positions across several product lines that are mission-critical to national defense and U.S. access to space. Our revenues are diversified across multiple programs, prime contractors and end users and we believe we are well positioned to benefit from spending in the DoD priorities of access to space and missile defense. Principal customers include the DoD, NASA, Boeing, Lockheed Martin, Orbital Sciences Corporation ("Orbital"), Raytheon Company ("Raytheon"), and ULA.

Product Lines and Major Programs

Our capabilities and resources are aligned with our customers and markets and position us for long-term growth with improved efficiency. The product lines and key programs we serve are:

Tactical Systems. Aerojet Rocketdyne is a designer, developer, and producer of propulsion and warhead systems for tactical missile systems. Our commitment to researching and developing safe, effective and affordable products enables us to provide our customers with optimal tactical propulsion and warhead solutions. Our tactical products have been successfully fielded on numerous active U.S. and international weapon system platforms.

During fiscal 2013, we were competitively selected to continue production of the Tube-launched Optically Wire-guided ("TOW") 2A/2B and Tomahawk WDU-36 warhead systems. The year also included achievement of significant production milestones including the delivery of the 2,000th Patriot Advanced Capability-3 ("PAC-3") shipset (1 Solid Rocket Motor and 180 Attitude Control Motors) and the 25,000th Guided Multiple Launch Rocket Systems ("GMLRS") rocket motor. Key research and development achievements include advances in composite case and propellant technologies that drove successful validation tests of candidate insensitive munitions technology for future upgrades to the GMLRS and Hellfire propulsion systems.

A subset of our key tactical missile propulsion systems programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
GMLRS	Lockheed Martin	U.S. Army, U.S. Marines	Tactical solid rocket motors	Production
Javelin	Javelin Joint Venture	U.S. Army, U.S. Marines	Tactical solid rocket motors	Production
PAC-3	Lockheed Martin	U.S. Army	Tactical solid rocket motors and lethality enhancers	Development/ Production
Standard Missile	Raytheon	U.S. Navy, Missile Defense Agency ("MDA")	Tactical solid rocket motors	Production
Tactical Tomahawk	Raytheon	U.S. Navy	Tactical solid rocket motors and warheads	Production
TOW	Raytheon	U.S. Army, U.S. Marines	Tactical missile warheads	Production

Missile Defense Systems. Aerojet Rocketdyne manufactures divert and attitude control propulsion systems and boosters. These systems power and provide directional control for critical missile defense interceptor applications. Aerojet Rocketdyne manufactures content for two of the three phases of ballistic missile flight (boost, mid-course and terminal) in support of the MDA's priorities to develop and field an integrated, layered, ballistic missile defense system in defense against all ranges of enemy ballistic missiles in all phases of flight.

We achieved awards on several critical missile defense propulsion systems for fiscal 2013 including boosters and divert and attitude control systems ("DACS") for the Theater High Altitude Area Defense ("THAAD") interceptor system; Throttling DACS awards for the Standard Missile — 3 IB ("SM3") interceptor and SM-3 IIA programs and were awarded the Development and Sustainment Contract ("DSC") for the Exoatmospheric Kill Vehicle ("EKV") Liquid DACS system which is part of the Ground-based Missile Defense ("GMD") system. We also received a significant award to develop the third stage solid rocket motor which will potentially be used for the ground based strategic modernization program.

A subset of our key missile defense systems programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
EKV Liquid DACS	Raytheon	MDA	Liquid propulsion divert and attitude control propulsion systems	Development/ Production
Hawk	U.S. Army	U.S. Army	Solid rocket motors	Production
Standard Missile	Raytheon	U.S. Navy, MDA	Throttling divert and attitude control systems, solid rocket motors	Development/ Production
THAAD	Lockheed Martin	MDA	Solid rocket motors, divert and attitude control systems	Development/ Production
Trident II Post Boost	Lockheed Martin	U.S. Navy	Post boost control system	Production

Defense Advanced Programs. Aerojet Rocketdyne's defense advanced programs activity supports the entire breadth of propulsion and energetic products within the defense products portfolio by developing robust processes and technologies demanded by our customers as well as new capabilities required in next generation weapon systems. Franchise technology demonstration programs and new product development efforts are optimized to effectively transition new products and technologies to full-scale development and production within our core business units. Our capabilities include an expanded highly skilled hypersonic propulsion team with decades of experience pioneering the development of liquid and solid fueled propulsion technologies for supersonic and hypersonic systems. We maintain key positions on ground-breaking government hypersonic propulsion programs such as the Triple Target Terminator ("T3") program, the Robust Scramjet Program and successfully completed the X-51A program for government customers including the Defense Advanced Research Projects Agency ("DARPA") and the U.S. Air Force Research Laboratory ("AFRL"). We are also actively developing a low cost propulsion solution to support Operationally Responsive Space applications, leveraging the experience and talent of our workforce to deliver affordable small payload launch solutions to low earth orbit. Additional research and development work continues to advance the next generation of propulsion enablers in tactical, strategic, and adjacent energetic markets.

A subset of our key defense advanced programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
Large Class II Tech Demo	Air Force Nuclear Weapons Center	U.S. Air Force	Technology update of PeaceKeeper Upper Stage	Development
Leonidas Flight Motors	Hawaii Space Flight Laboratory	U.S. Air Force	Provide first flight motors for Leonidas Launch Vehicle	Development
Robust Scramjet	AFRL	U.S. Air Force	Hydrocarbon fueled supersonic combustion ramjet propulsion system	Development
Medium Class Stage III Tech Demo	AFRL	U.S. Air Force	Technology update of MinuteMan III Upper Stage	Development
Solid Divert and Attitude Control System Technology Risk Reduction	MDA	U.S. Navy	Develop solid propulsion technology for advanced kinetic kill vehicles	Development
T3	Raytheon, Boeing	U.S. Air Force	Variable flow ducted rocket (air-breathing)	Development

Space Launch Systems. For over half a century, Aerojet Rocketdyne has been a domestic provider of launch vehicle propulsion systems to multiple prime contractors providing launch services to the DoD, NASA, and other commercial customers. Our propulsion systems have flown on every manned mission since the inception of the U.S. space program. Products include a broad market offering of both liquid propellant engines and solid rocket motors required for launch vehicle applications in the defense, civil and commercial propulsion markets. Capabilities range across the entire spectrum of product maturation from technology demonstration through development, production, and flight support operations.

Our space launch systems have a long, successful history with the DoD where we currently project strong support related to National Security Space requirements for communications, navigation, and intelligence, surveillance, and reconnaissance activities. Aerojet Rocketdyne provides booster and upper stage propulsion for ULA's Delta IV and Atlas V launch vehicles in support of the Evolved Expendable Launch Vehicle ("EELV") Program. Additionally, we provide booster propulsion for Orbital's Antares launch vehicle which is now providing cargo transportation services to the International Space Station ("ISS") through the NASA Cargo Resupply Services ("CRS") contract.

During fiscal 2013, we completed price negotiations for five major multiyear contracts with ULA supporting the EELV program, securing significant contract backlog which will be conducted over the next five plus years. This provides significant program stability during that time period. Additionally, the Antares program achieved multiple milestones including a successful vehicle Flight Readiness Firing at the Wallops Island Launch facility, a successful first launch, and a second successful demonstration cargo launch that capped Orbital Sciences Commercial Orbital Transportation Systems program, all paving the way to regular cargo transfer missions as part of NASA's CRS contract.

A subset of our key space launch systems programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
AJ-10	ULA	Commercial	Upper stage pressure-fed liquid propellant rocket engine for ULA's Delta II launch vehicle	Production
AJ-26	Orbital	NASA, Commercial	Liquid propellant first stage engine for Orbital's Antares launch vehicle	Production
AJ-62	ULA	U.S. Air Force, Commercial, and NASA	Solid propellant thrust augmentation strap on booster for ULA's Atlas V launch vehicle	Production
RL-10	ULA	U.S. Air Force, Commercial, and NASA	Liquid propellant upper stage engine for ULA's Atlas V and Delta IV launch vehicles	Production
RS-27	ULA	Commercial	Liquid propellant first stage engine for ULA's Delta II launch vehicle	Production
RS-68	ULA	U.S. Air Force, Commercial, and NASA	Liquid propellant first stage engine for ULA's Delta IV Launch Vehicle	Production

Space Advanced Programs. Aerojet Rocketdyne's space advanced programs activity supports the entire breadth of propulsion products within its space propulsion portfolio by developing next generation propulsion solutions, robust processes and technologies demanded by our customers. Franchise technology demonstration programs and new product development efforts are featured to transition effectively our products to our core markets.

NASA Human Exploration — Aerojet Rocketdyne was awarded a contract modification for the development of the J-2X upper stage engine and for adaptation and integration of the RS-25 core stage engine to power the heavy lift Space Launch System ("SLS"). The J-2X, an upgraded and modernized version of the original Apollo moon mission engine, progressed into hot fire testing of the third development engine and continues to meet technical and performance objectives. The RS-25 core stage engines are reusable engines repurposed from the Space Shuttle program to provide a highly reliable, low cost solution for the initial SLS missions. RS-25 adaptation and integration activities met and supported the completion of the SLS preliminary design review, a key decision gate for NASA. Aerojet Rocketdyne also continued early engineering development and risk reduction for advance boosters which may replace the current SLS boosters with increased performance and payload capability. Aerojet Rocketdyne completed qualification and delivery of the reaction control thrusters for the Orion crew module, planned to be flown on a SLS program-related test flight in 2014.

NASA Commercial Crew — Aerojet Rocketdyne continued the development of propulsion and power systems for the next generation of crew vehicles that will provide human transportation to and from the ISS. Boeing's CST-100 incorporates Aerojet Rocketdyne's reaction control thrusters, propulsion system and propellant tanks. Sierra Nevada's Dreamchaser utilizes Aerojet Rocketdyne's non-hypergolic reaction control engines and the electric power subsystem. Implementation of commercial crew providers is envisioned to lower the cost of crew transportation for NASA as well as stimulate the commercial market for access to low earth orbit.

Advanced In-Space Propulsion and Power — Next generation satellites and spacecraft for commercial, NASA, and DoD missions will require higher performance and lower cost propulsion and power systems. Aerojet Rocketdyne is developing high power solar electric propulsion, green monopropellant and bi-propellant engines and systems, lower cost modular propulsion systems, and advanced solar and nuclear space power systems to support these growing markets.

Additive Manufacturing — Aerojet Rocketdyne's investment into this manufacturing technology has progressed to demonstrations for system level rocket engine tests, complex geometry performance validation during component tests, and laboratory tests to refine design safety margins. Maturation of this technology is expected to provide significant cost and schedule savings over traditional manufacturing techniques with application to all Aerojet Rocketdyne products.

A subset of our key space advanced programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
Advanced Boosters	Dynetics, NASA	NASA	Liquid booster propulsion for NASA's SLS	Technology
Commercial Crew Development	Boeing, Sierra Nevada	NASA	Propulsion/Engines/ Power for commercial crew vehicles	Development/ Qualification
Green Propellant Infusion Mission	NASA	NASA	On-orbit demonstration of green propellant propulsion	Technology
High Power Solar Electric Vehicles	NASA, U.S. Air Force	NASA, DoD, Commercial	High power solar electric propulsion module development	Technology
Hydrocarbon Booster Technology Demonstrator	AFRL	U.S. Air Force	On-orbit demonstration of green propellant propulsion Liquid booster	Technology
J-2X	NASA	NASA	Second stage engine for NASA's SLS	Development
Orion	Lockheed Martin	NASA	Propulsion systems and engines for human spaceflight system	Development/ Qualification
RS-25	NASA	NASA	Core stage engine for NASA's SLS	Development/ Qualification

Space Systems. Aerojet Rocketdyne is a supplier of high performance, highly reliable satellite and spacecraft propulsion products for low thrust engines and systems for domestic and international markets. Aerojet Rocketdyne is considered an industry leader in the design, development, and production of high performance electric, monopropellant and bi-propellant components, and systems. As with space launch vehicle systems, Aerojet Rocketdyne's key satellite and spacecraft propulsion capabilities cover the entire spectrum required by its customers including requirements definition and trade studies, design and development, fabrication and assembly, test and post-delivery support.

In fiscal 2013, we received a contract award to provide arcjet electric propulsion systems to a major communications satellite provider. This represented the start of a large movement in both commercial and military satellites toward the expanded use of electric propulsion. It is anticipated that in the coming year, additional prime contractors in both the U.S. and Europe will seek to take advantage of the operational advantages of electric propulsion for their satellite bus upgrades.

We launched a new international subsidiary, European Space Propulsion ("ESP"), which is located in Belfast, Northern Ireland. This subsidiary produces monopropellant thrusters and will expand into other propulsion technologies to enable penetration into the European satellite and spacecraft propulsion market. The European market is highly geo-political and requires European country geo-return as a prerequisite for contract awards. ESP also leverages significant political support from the United Kingdom government and European Space Agency. ESP received its first contract in fiscal 2013 for 19 MR-103 monopropellant thrusters for the Formosat 7 satellite from Surrey Satellite Technology Limited.

A subset of our key space systems programs is listed below:

Program	Primary Customer	End Users	Program Description	Program Status
Advanced Extremely High Frequency Satellites	Lockheed Martin	U.S. Air Force	Electric and chemical thrusters	Production
Boeing HS702MP Commercial Communications Satellite	Boeing	Various	Electric arcjet thrusters	Development/ Production
Cygnus	Orbital	Commercial	Monopropellant thrusters	Production
Geostationary Operational Environmental Satellite R-Series	Lockheed-Martin	NASA	Arcjet electric thrusters	Production
Global Positioning Systems	Boeing/Lockheed Martin	U.S. Air Force	Integrated propulsion systems and thrusters	Development/ Production
Iridium NEXT	Thales Alenia Space	Commercial	Monopropellant thrusters	Production
Space-Based Infrared System	Lockheed-Martin	U.S. Air Force	Thrusters and tanks	Production

Our Competitive Strengths

Leadership in Propulsion — Our success is due in part to our ability to focus on the design, development and manufacture of products utilizing innovative, mission-enabling technology. For over 70 years, we have demonstrated a legacy of successfully meeting the most challenging missions by producing some of the world's most technologically advanced propulsion systems for our customers. For example, our propulsion systems have flown on every NASA Discovery mission as well as every manned space mission since the inception of the U.S. Space Program. We also have powered nearly all of NASA's human-rated launch vehicles to date and powered space probes to nearly every planet in the solar system and have been a cornerstone to the U.S. space program since its inception. In addition, we have been a major supplier of a wide range of propulsion products to the DoD since the 1940s when we successfully developed and produced the first jet-assisted take off rockets for U.S. aircraft during World War II. We believe that Aerojet Rocketdyne is the only domestic provider of all four propulsion types (liquid, solid, air-breathing, and electric) for space, defense and commercial applications.

Diversified and Well Balanced Portfolio — We have been and continue to be a pioneer in the development of many crucial technologies and products that have strengthened multiple branches of the U.S. military and enabled the exploration of space. We believe Aerojet Rocketdyne maintains a unique competitive position due to a strategic focus on creating and maintaining a broad spectrum of propulsion and energetic products assisted by the growing market demand for its innovative energy management technologies. Our propulsion systems power almost all of today's medium and large payload rocket systems. We are the sole provider of both the liquid upper and boost stage engines on the SLS, Delta IV, and Atlas V launch vehicle systems. We have further capitalized on this foundation by bringing together "solid" and "liquid" propulsion teams and "cross-pollinating" critical product features and capabilities, thus exploiting potential product line synergies that enable us to offer our customers innovative, highly advanced solutions.

High Visibility of Revenue with Multi-year Contracts and Sizable Backlog — A strong focus on our customers' highest priorities has been a critical factor in maintaining an enduring portfolio of products throughout major market cycles. The highly visible nature of our revenue comes from the long-term nature of the programs with which we are involved, our diverse and attractive contract base and our deep customer relationships. A substantial portion of our sales are derived from multi-year contract awards from major aerospace and defense prime contractors. In many cases, we operate under sole source contracts, some of which are follow-on contracts to contracts initially completed years ago and others have been sole source contracts since inception. High renewal rates, supported by our market leading technology provide us with a highly stable business base from which to grow. Our contract backlog (funded and unfunded) was $2.5 billion as of November 30, 2013 and our funded backlog, which includes only amounts for which money has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer, totaled $1.7 billion.

Significant Barriers to Entry — Our business is characterized by significant barriers to entry including highly specialized technologies, customer emphasis on risk avoidance and a resulting reliance on existing, proven products, highly skilled workforces, the necessary infrastructure for potentially hazardous and technically sensitive work, long research and development periods, and considerable capital cost expense for necessary facilities and equipment. In conjunction with these barriers to entry, the long-term nature of government programs and associated requalification costs and/or incurred termination costs if a program is moved to another supplier limit the government's ability to change suppliers easily.

Additionally, we benefit from significant customer funding of research and development activities, which helps us position for future long-term production contracts on government products. A substantial portion of our business, including many of our contracts with major prime contractors to the U.S. government, the DoD and NASA, also require lengthy customer certification and qualification processes, which creates significant obstacles for potential competitors. As a result, we are the sole providers on the majority of our contracts. In addition, the capture of new programs and platforms favor suppliers that have extensive industry experience and a reputation for superior performance.

Exceptional Long-Term Industry Relationships — We serve a broad set of customers and are major suppliers of propulsion products to top original equipment manufacturers such as Boeing, Lockheed Martin, Orbital, Raytheon and ULA, as well as to the DoD, NASA and other U.S. government agencies. We have a long history of partnering with their respective prime contractors and have developed close relationships with key decision-makers while working for a combined total of more than a century in the rocket and missile propulsion markets. We are, in many instances, approached by multiple prime contractors in bidding processes, which is a testament to the strength of our relationships and technological leadership in the industry. We believe these long-term relationships and our reputation for performance enhance customer loyalty and provide us with key competitive advantages in winning new contracts for new programs as well as follow-on and derivative contracts for existing programs.

Competition

As a well-diversified supplier of all four propulsion types — liquid, solid, air-breathing, and electric — we believe that we are in a unique competitive position.

The nature of the markets in which we operate varies. In some market segments, the market is characterized by a few large, long-term programs, intermittent new program starts (with new buys spread further out in periods of declining budgets) and, therefore, relatively few new competitive awards. In these markets there tend to be few participants each with long-standing legacy positions. Thus, as noted above, the majority of our revenues are derived from sole source contracts where we are the long-term provider.

In other markets, the dynamics can be different, with more numerous, but smaller awards and a larger number of competitors. The basis on which we compete in the Aerospace and Defense industry varies by program, but generally is based upon technology, quality, service, and price. Although market competition in certain sectors can be intense, we believe we possess innovative and advanced propulsion and armament solutions, combined with adequate resources to continue to compete successfully.

The table below lists primary participants in the propulsion market:

Company	Parent	Propulsion Type	Propulsion Application
Aerojet Rocketdyne	GenCorp Inc.	Solid, liquid, air- breathing, electric	Launch, in-space, tactical, strategic, missile defense
Airbus Defence and Space (formerly Astrium)	Airbus Group	Solid, liquid	In-space
Alliant Techsystems	Alliant Techsystems Inc.	Solid, air-breathing	Launch, tactical, strategic, missile defense
Avio	Avio S.p.A	Solid, liquid	Launch, in-space
Electron Technologies, Inc.	L-3 Communications Corporation	Electric	In-space
Nammo Talley	Nammo Talley	Solid	Tactical
Moog Inc.	Moog Inc.	Liquid, electric	In-space, missile defense
Northrop Grumman Space Technology	Northrop Grumman Corporation ("Northrop")	Liquid	In-space
Safran	Safran	Liquid	Launch, tactical
SpaceX	SpaceX	Liquid	Launch, in-space

Industry Overview

Our primary aerospace and defense customers include the DoD and its agencies, NASA, and the prime contractors that supply products to these customers. We are seeing more opportunities for commercial in-launch and in-space business. In addition, sales to our aerospace and defense customers that provide products to international customers continue to grow. However, we rely on particular levels of U.S. government spending on propulsion systems for defense, space and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general public policy and political support for this type of spending. Moreover, although our contracts often contemplate that our services will be performed over a period of several years, the U.S. President must propose and Congress must appropriate funds for a given program each government fiscal year ("GFY") and may significantly change, increase, reduce or eliminate, funding for a program. A decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

The Bipartisan Budget Act of 2013 set overall discretionary spending levels for GFY 2014 and eased sequestration cuts to the DoD and other federal agencies (e.g., NASA) for GFY 2014 and 2015, paving the way for an eventual agreement on GFY 2014 Appropriations for all federal agencies. In relatively short order, Congress was able to pass the Consolidated (so-called "Omnibus") Appropriation bill for GFY 2014. The Defense portion of the bill was below the President's requested level of funding for GFY 2014 but roughly the same as the post-sequester GFY 2013 DoD Appropriation levels. Funding for NASA was also below the President's Budget Request for GFY 2014 but up from the post-sequester GFY 2013 NASA Appropriation level.

Despite overall U.S. government budget spending pressures, we believe we are well-positioned to benefit from spending in DoD and NASA priority areas. This view reflects the DoD's strategic guidance report released in January 2012 which affirms support for many of our core programs and points toward continued DoD investment in: access to space — in order to ensure access to this highly congested and contested "global commons"; missile defense — in order to protect the homeland, counter weapons of mass destruction and enhance space-based capabilities; and power projection by tactical missile systems.

During 2013, Congress began consideration of a new NASA Authorization Act, authorizing NASA funding for the next several years, starting with GFY 2014. Ultimately, Congress did not complete action on a new NASA Authorization in 2013, but will likely resume consideration in 2014. In 2010, the NASA Authorization

Act, which remains in effect, impacted GFYs 2011-2013. NASA has identified the SLS program as one of its top priorities in the NASA portion of the GFY 2014 President's Budget Request. The SLS program also enjoys wide bipartisan support in both chambers of Congress. We maintain a strong relationship with NASA and our propulsion systems have been powering NASA launch vehicles and spacecraft since the inception of the U.S. Space Program. Our booster and upper stage propulsion systems are currently baselined on the new SLS vehicle and both upper stage and booster engines are in development for future SLS variants. Due to the retirement of the space shuttle fleet, U.S. astronauts are now dependent on Russian Soyuz flights for access to the ISS for the better part of this decade. NASA has indicated that it is working to re-establish U.S. manned space capability as soon as possible through development of the commercial cargo and crew ISS resupply capability and the heavy lift SLS designed for manned deep space exploration. In both instances, we have significant propulsion content.

Major Customers

As a supplier to the Aerospace and Defense industry, we align ourselves with prime contractors on a project-by-project basis. We believe that our position as a merchant supplier has helped us become a trusted partner to our customers, enabling us to maintain strong, long-term relationships with a variety of prime contractors. Under each of our contracts, we act either as a prime contractor, where we sell directly to the end user, or as a subcontractor, where we sell our products to other prime contractors. The principal end user customers of our products and technologies are agencies of the U.S. government.

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended		
	2013	**2012**	**2011**
Raytheon	32%	37%	36%
Lockheed Martin	23	32	28
ULA	18	*	*

* Less than 10%.

Direct sales to the U.S. government and its agencies, or government customers, and indirect sales to U.S. government customers via direct sales to prime contractors accounted for a total of approximately 95% of sales in fiscal 2013. Sales to our aerospace and defense customers that provide to international customers continue to grow. The following are percentages of net sales by principal end user in fiscal 2013:

U.S. Air Force	21%
MDA	20
NASA	19
U.S. Army	18
U.S. Navy	15
Other U.S. government	2
Total U.S. government customers	95
Other customers	5
Total	100%

Contract Types

Under each of its contracts, Aerojet Rocketdyne acts either as a prime contractor, where it sells directly to the end user, or as a subcontractor, selling its products to other prime contractors. Research and development contracts are awarded during the inception stage of a program's development. Production contracts provide for the production and delivery of mature products for operational use. Aerojet Rocketdyne's contracts are largely categorized as either "fixed-price" or "cost-reimbursable." During fiscal 2013, approximately 46% of our net sales were from fixed-price contracts, 49% from cost-reimbursable contracts, and 5% from other sales including commercial contracts and real estate activities.

Fixed-price contracts are typically (i) fixed-price, (ii) fixed-price-incentive fee, or (iii) fixed-price level of effort contracts. For fixed-price contracts, Aerojet Rocketdyne performs work for a fixed price and realizes all of the profit or loss resulting from variations in costs during contract performance. For fixed-price-incentive contracts, Aerojet Rocketdyne receives increased or decreased fees or profits based upon actual performance against established targets or other criteria. For fixed-price level of effort contracts, Aerojet Rocketdyne generally receives a structured fixed price per labor hour, dependent upon the customer's labor hour needs. All fixed-price contracts present the risk of unreimbursed cost overruns potentially resulting in losses.

Cost-reimbursable contracts are typically (i) cost plus fixed fee, (ii) cost plus incentive fee, or (iii) cost plus award fee contracts. For cost plus fixed fee contracts, Aerojet Rocketdyne typically receives reimbursement of its costs, to the extent the costs are allowable under contractual and regulatory provisions, in addition to receiving a fixed fee. For cost plus incentive fee contracts and cost plus award fee contracts, Aerojet Rocketdyne receives adjustments to the contract fee, within designated limits, based on actual results as compared to contractual targets for factors such as cost, performance, quality, and schedule.

Some programs under contract have product life cycles exceeding ten years. It is typical for U.S. government propulsion contracts to be of relatively small contract value during development phases that can last from two to five years, followed by low-rate and then full-rate production, where annual funding can grow significantly.

Government Contracts and Regulations

U.S. government contracts generally are subject to Federal Acquisition Regulations ("FAR"), agency-specific regulations that supplement FAR, such as the DoD's Defense Federal Acquisition Regulations, and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustments, mandatory disclosure, and audit requirements. A contractor's failure to comply with these regulations and requirements could result in reductions of the value of contracts, contract modifications or termination, inability to bill and collect receivables from customers, and the assessment of penalties and fines that could lead to suspension or debarment from government contracting or subcontracting. In addition, government contractors are also subject to routine audits, reviews, and investigations by the Defense Contract Audit Agency ("DCAA"), the Defense Contract Management Agency, and other similar U.S. government agencies. Such reviews include but are not limited to a contractor's contract performance, compliance with applicable laws, regulations, and standards as well as the review of the adequacy of a contractor's accounting systems, purchasing systems, property management systems, estimating systems, earned value management systems, and material management and accounting system.

Regulations for U.S. government contracts provide for the cost of restructuring activities occurring after a business combination as unallowable costs unless, we can demonstrate through an external restructure cost and savings proposal that the savings as a result of the business combination will be at least twice the external restructuring costs.

The U.S. government's ability to unilaterally modify or terminate a contract or to discontinue funding for a particular program at any time could have a material adverse effect on our operating results, financial condition, and/or cash flows. The cancellation of a contract, if terminated for cause, could also subject us to liability for the excess costs incurred by the U.S. government in procuring undelivered items from another source. If terminated for convenience, our recovery of costs would be limited to amounts already incurred or committed (including severance costs for terminated employees), and our profit would be limited based on the work completed prior to termination.

Backlog

A summary of our backlog is as follows:

	As of November 30,	
	2013	2012
	(In millions)	
Funded backlog	$1,664	$1,018
Unfunded backlog	859	508
Total contract backlog	$2,523	$1,526

Total backlog includes both funded backlog (unfilled orders for which funding is authorized, appropriated and contractually obligated by the customer) and unfunded backlog (firm orders for which funding has not been appropriated). Indefinite delivery and quantity contracts and unexercised options are not reported in total backlog. Backlog is subject to funding delays or program restructurings/cancellations which are beyond our control. Of our November 30, 2013 total contract backlog, approximately 51%, or approximately $1,293 million, is expected to be filled within one year.

Seasonality

Appropriations bills for both DoD and NASA have become increasingly difficult for Congress to pass by the start of the GFY resulting in funding delays to many of our customers and, in turn, delays in contract awards received by us. This generally leads to a decrease in the number of new and follow-on awards in the first half of the fiscal year and an increase during the second half, which translate to varying levels of uncertainty in the timing of annual awards received by Aerojet Rocketdyne.

Research and Development

We view research and development efforts as critical to maintaining our leadership position in markets in which we compete. We maintain an active research and development effort supported primarily by customer funding. We believe that some customer-funded research and development expenditures that are subject to contract specifications may become key programs in the future. We believe customer-funded research and development activities are vital to our ability to compete for contracts and to enhance our technology base and future revenue growth.

Our company-funded research and development efforts include expenditures for technical activities that are vital to the development of new products, services, processes or techniques, as well as those expenses for significant improvements to existing products or processes.

The following table summarizes our research and development expenditures during the past three fiscal years:

	Year Ended		
	2013	2012	2011
	(In millions)		
Customer-funded	$339	$272	$276
Company-funded	43	30	27
Total research and development expenditures	$382	$302	$303

Suppliers, Raw Materials and Seasonality

The national aerospace supply base continues to consolidate due to economic, environmental, and marketplace circumstances beyond our control. The loss of key qualified suppliers of technologies, components, and materials can cause significant disruption to our program performance and cost.

Availability of raw materials and supplies has been generally sufficient. We sometimes are dependent, for a variety of reasons, upon sole-source or qualified suppliers and have, in some instances in the past, experienced difficulties meeting production and delivery obligations because of delays in delivery or reliance on such suppliers. We closely monitor sources of supply to ensure adequate raw materials and other supplies needed in our manufacturing processes are available. Further, as a U.S. government contractor, we are often required to procure materials from suppliers capable of meeting rigorous customer and government specifications. As market conditions change for these companies, they often discontinue materials with low sales volumes or profit margins. We are often forced to either qualify new materials or pay higher prices to maintain the supply. Although to date we have been successful in establishing replacement materials and securing customer funding to address specific qualification needs of the programs, we may be unable to continue to do so.

The supply of ammonium perchlorate, a principal raw material used in solid propellant, is limited to a single source that supplies the entire domestic solid propellant industry and actual pricing is based on the total industry demand. The slowdown and final close out of the Space Shuttle Program has reduced the total national demand, resulting in significant unit price increases. Pricing has stabilized with recent decisions from NASA to continue the Space Launch System Heavy Lift Vehicle program and the DoD to require the use of domestic ammonium perchlorate. In the majority of our contracts, we anticipated this price increase and incorporated abnormal escalation pricing language into our proposals and contracts.

We are also impacted, as is the rest of the industry, by fluctuations in the prices and lead-times of raw materials used in production on various fixed-price contracts, particularly on multi-year programs. We continue to experience volatility in the price and lead-times of certain commodity metals, primarily steel and aluminum. The pricing of titanium mill products have reduced recently but remain well above historical levels. Additionally, we may not be able to continue to negotiate with our customers for economic and/or price adjustment clauses tied to commodity indices to reduce program impact. The DoD also continues to rigorously enforce the provisions of the "Berry Amendment" which imposes a requirement to procure certain strategic materials critical to national security only from U.S. sources. While availability has not been a significant issue, cost remains a concern as this industry continues to quote "price in effect" at time of shipment terms, increasing the cost risk to our programs.

Aerojet Rocketdyne's business is not subject to predictable seasonality. Primary factors affecting the timing of Aerojet Rocketdyne's sales include the timing of government awards, the availability of U.S. government funding, contractual product delivery requirements, customer acceptances, and regulatory issues.

Intellectual Property

Where appropriate, Aerojet Rocketdyne obtains patents in the U.S. and other countries for new and useful processes, machines, manufacture or composition of matter, or any new and useful improvements thereof relating to its products and services. We use patents selectively both (i) to protect from unauthorized third party making, using, selling, offering to sell and importing the claimed inventions of the patents, where the inventions might be accessible to competitors, such as mechanical designs or structures and (ii) to establish that we have made inventions in particular areas of relevant technologies and thus can prevent competitors from successfully claiming exclusive rights in the claimed inventions. A patent is maintained as long as the underlying invention has value in the market which we compete. A patented invention incorporated into a product sold will typically be maintained to its expiration, which typically is approximately 20 years. We also rely on trade secret protection for financial, technical and personnel information that provides an economic competitive advantage in the markets in which we compete. Trade secrets that are protected under applicable state and federal laws are maintained in perpetuity. We rely more extensively on trade secrets to protect specific information whose detail are not readily accessible to competitors, such as business strategies, manufacturing procedures, and personnel information. As our products and services typically embody complex systems that include many technologies, no single patent or trade secret is material to us.

Real Estate

We own approximately 11,900 acres of land in the Sacramento metropolitan area which we refer to as the Sacramento Land. Acquired in the early 1950s for our aerospace and defense operations, there were large portions used solely to provide safe buffer zones around hazardous operations. Modern changes in propulsion technology coupled with the relocation of certain of our propulsion operations led us to determine large portions of the Sacramento Land were no longer needed for operations. Consequently, our plan has been to reposition this excess Sacramento Land, re-entitle it for new uses, and explore various opportunities to optimize its value.

Approximately 6,000 acres have been deemed excess, and we are in the process of entitling this excess land for new development opportunities under the brand name "Easton". Within Easton, we currently have approximately 1,450 acres that are fully entitled and approximately 2,940 acres have received "limited entitlements." Our entitlement efforts are expected to increase the land value over its current value. The term "entitlements" is generally used to denote the set of regulatory approvals required to allow land to be zoned for new requested uses. Required regulatory approvals vary with each jurisdiction and each zoning proposal and may include permits, land use master plans, zoning designations, state and federal environmental documentation, and other regulatory approvals unique to the land.

Easton Development Company, LLC continues to execute entitlement and pre-development activities, and to explore how to maximize value from Easton. Value enhancement may include outright sales, and/or joint ventures with real estate developers, residential builders, and/or other third parties. Those parcels of land that have obtained the necessary entitlements for development or are otherwise suitable for sale were transferred to this subsidiary. Additional land may be transferred in the future as these or other requirements are achieved.

Easton is located 15 miles east of downtown Sacramento, California along U.S. Highway 50, a key growth corridor in the region. We believe Easton has several competitive advantages over other areas, including several miles of freeway accessible frontage, one of the largest single-owner land tracts suitable for development in the Sacramento region, and desirable "in-fill" location surrounded by residential and business properties. The master plan reflects our efforts to make Easton one of the finest master-planned communities in the country. Easton will include a broad range of housing, office, industrial, retail, and recreational uses. This broad range of land uses will ensure long-term value enhancement of our excess land.

We are continuing to work with the City of Folsom on completing the balance of the required entitlements for the Hillsborough at Easton project, including the final finance program, total impact fees and development agreement. These efforts were substantially completed in 2013, and the finance plan and total impact fees were approved by the Folsom City Council in late January 2014. These terms will be incorporated in final approvals by the Folsom City Council and are expected in early 2014.

In 2013, we also continued our efforts to entitle our remaining Easton project with the City of Rancho Cordova, Westborough at Easton, which comprises 1,659 acres. These efforts will continue in 2014. During 2013, we also made important strides in discussions with the City of Rancho Cordova regarding total impact fees and final terms surrounding a final development agreement for the Rio del Oro at Easton project.

The new housing market and local economy in the Sacramento region are in recovery and we expect this trend to continue. We believe the long-term prospect for the Sacramento region represents an attractive and affordable alternative to the San Francisco Bay Area and other large metropolitan areas of California. We believe the Sacramento area demographics and the long-term real estate market fundamentals support our objective of creating value through new entitlements and the creation of Easton.

The Sacramento Land, including Easton, is summarized below (in acres):

Easton Projects	Environmentally Unrestricted	Environmentally Restricted(1)	Total	Entitled(2)	Limited Entitlements(3)
Glenborough and Easton Place	1,043	349	1,392	1,392	—
Rio del Oro	1,818	491	2,309	—	2,309
Westborough	1,387	272	1,659	—	—
Hillsborough	532	97	629	—	629
Office Park and Auto Mall	47	8	55	55	—
Total Easton acreage	4,827	1,217	6,044	1,447	2,938
Operations land(4)	24	5,179	5,203		
Land available for future entitlement(5)	447	242	689		
Total Sacramento Land	5,298	6,638	11,936		

(1) The environmentally restricted acreage described above is subject to restrictions imposed by state and/or federal regulatory agencies because of our historical propulsion system testing and manufacturing activities. We are actively working with the various regulatory agencies to have the restrictions removed as early as practicable, and the solutions to use these lands within Easton have been accounted for in the various land use plans and granted entitlements. See Note 8(c) in Notes to Consolidated Financial Statements for a discussion of the federal and/or state environmental restrictions affecting portions of the Sacramento Land.

(2) The term "entitled" is generally used to denote the set of local regulatory approvals required to allow land to be zoned for requested uses. Required regulatory approvals vary with each land zoning proposal and may include permits, general plan amendments, land use master plans, zoning designations, state and federal environmental documentation, and other regulatory approvals unique to the land. The entitlement and development process in California is long and uncertain with approvals required from various authorities, including local jurisdictions, and in select projects, permits required by federal agencies such as the U.S. Army Corps of Engineers and the U.S. Department of Interior, Fish and Wildlife Service ("USFWS"), and others prior to construction.

(3) The term "limited entitlements" is generally used to denote when a project receives a portion, but not all of the set of regulatory approvals required to allow land to be zoned for requested uses, as described in Item 2 above.

(4) We believe that the operations land is more than adequate for our long-term needs. As we reassess needs in the future, portions of this land may become available for entitlement.

(5) We believe it will be several years before any of this excess Sacramento Land is available for future change in entitlement. Some of this excess land is outside the current Urban Services Boundary established by the County of Sacramento and all of it is far from existing infrastructure, making it uneconomical to pursue entitlement for this land at this time.

Leasing & Other Real Estate

We currently lease approximately 370,000 square feet of office space in Sacramento to various third parties. These leasing activities generated $5.7 million in revenue in fiscal 2013.

We also own approximately 580 acres of land in Chino Hills, California. This property was used for the manufacture and testing of ordnance. With the sale of our ordnance business in the mid-1990s, we closed this facility and commenced clean-up of the site. We continue to work with state regulators and the City of Chino Hills to complete those efforts.

Environmental Matters

Our current and former business operations are subject to, and affected by, federal, state, local, and foreign environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation, and remediation of certain materials, substances, and wastes. Our policy is to conduct our business with due regard for the preservation and protection of the environment. We continually assess compliance with these regulations and we believe our current operations are in compliance with all applicable environmental laws and regulations.

A summary of our environmental reserves, recoverable amounts, and range of liability as of November 30, 2013 is presented below:

	Reserve	Recoverable Amount	Estimated Range of Liability
		(In millions)	
Sacramento	$128.0	$ 88.2	$128.0 – $199.5
Baldwin Park Operable Unit	26.9	18.5	26.9 – 57.3
Other Aerojet Rocketdyne sites	8.2	7.6	8.2 – 23.2
Other sites	8.2	0.8	8.2 – 9.8
Total	$171.3	$115.1	$171.3 – $289.8

Operation and maintenance costs associated with environmental compliance and management of contaminated sites are a normal, recurring part of operations. Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these costs are allowable and allocable as reimbursable general and administrative costs allocated to our contracts with the U.S. government or reimbursable by Northrop, subject to annual and cumulative limitations. See Note 8(d) in Notes to Consolidated Financial Statements for additional information.

On January 12, 1999, Aerojet Rocketdyne and the U.S. government implemented the October 1997 Agreement in Principle ("Global Settlement") resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet Rocketdyne and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the cleanup costs of the environmental contamination at the Sacramento and Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet Rocketdyne entered into an agreement with Northrop (the "Northrop Agreement") whereby Aerojet Rocketdyne is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations. As of November 30, 2013, $72.0 million remained for future cost reimbursements from Northrop and the current annual billing limitation to Northrop is $6.0 million.

Pursuant to the Global Settlement, prior to the third quarter of fiscal 2010, approximately 12% of environmental costs related to Aerojet Rocketdyne's Sacramento site and its former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because our estimated environmental costs have reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs will not be reimbursable and were therefore directly charged to the consolidated statements of operations. However, we are seeking to amend our agreement with the U.S. government to increase the amount allocable to U.S. government contracts. There can be no assurances that we will be successful in this pursuit.

Allowable environmental costs are charged to our contracts as the costs are incurred. Aerojet Rocketdyne's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet Rocketdyne to continue recovering these costs from the U.S. government depends on Aerojet Rocketdyne's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business. Under the Global Settlement agreement, environmental costs are allocable to the newly acquired business. Additionally, we are reviewing the percentage of Global Settlement environmental costs allocable to our Aerojet Rocketdyne business and Northrop. Any change in the percentage allocable will require approval from the U.S. government and if received, this change may materially and favorably affect our results of operations in the period received along with future periods.

The inclusion of such environmental costs in our contracts with the U.S. government does impact our competitive pricing and earnings. We believe that this impact is partially mitigated by driving improvements and efficiencies across our operations and growing our manufacturing base as well as our ability to deliver innovative and quality products to our customers.

Under existing U.S. environmental laws, a Potentially Responsible Party ("PRP") is jointly and severally liable, and therefore we are potentially liable to the government or other third parties for the full cost of remediating the contamination at our facilities or former facilities or at third-party sites where we have been designated as a PRP by the Environmental Protection Agency or state environmental agencies. The nature of environmental investigation and cleanup activities requires significant management judgment to determine the timing and amount of any estimated future costs that may be required for remediation measures. Further, environmental standards change from time to time. However, we perform quarterly reviews of these matters and accrue for costs associated with environmental remediation when it becomes probable that a liability has been incurred and the amount of the liability, usually based on proportionate sharing, can be reasonably estimated. These liabilities have not been discounted to their present value as the timing of cash payments is not fixed or reliably determinable.

We did not incur material capital expenditures for environmental control facilities in fiscal 2013 nor do we anticipate any material capital expenditures in fiscal 2014 and 2015. See Management's Discussion and Analysis in Part II, Item 7 "Environmental Matters" of this Report for additional information.

Additional information on the risks related to environmental matters can be found under "Risk Factors" in Item 1A. of this Report, including the material effects on compliance with environmental regulations that may impact our competitive position and operating results.

Employees

As of November 30, 2013, 14% of our 5,386 employees were covered by collective bargaining agreements. We believe that our relations with our employees and unions are good.

Item 1A. ***Risk Factors***

Future reductions or changes in U.S. government spending could adversely affect our financial results.

Our primary aerospace and defense customers include the DoD and its agencies, NASA, and the prime contractors that supply products to these customers. We are seeing more opportunities for commercial in-launch and in-space business. In addition, sales to our aerospace and defense customers that provide products to international customers continue to grow. However, we rely on particular levels of U.S. government spending on propulsion systems for defense, space and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general public policy and political support for this type of spending. Moreover, although our contracts often contemplate that our services will be performed over a period of several years, the U.S. President must propose and Congress must appropriate funds for a given program each GFY and may significantly change, increase, reduce or eliminate, funding for a program.

The Bipartisan Budget Act of 2013 set overall discretionary spending levels for GFY 2014 and eased sequestration cuts to the DoD and other federal agencies (e.g., NASA) for GFY 2014 and 2015, paving the way for an eventual agreement on GFY 2014 Appropriations for all federal agencies. In relatively short order, Congress was able to pass the Consolidated (so-called "Omnibus") Appropriation bill for GFY 2014. The Defense portion of the bill was below the President's requested level of funding for GFY 2014 but roughly the same as the post-sequester GFY 2013 DoD Appropriation levels. Funding for NASA was also below the President's Budget Request for GFY 2014 but up from the post-sequester GFY 2013 NASA Appropriation level.

Despite overall U.S. government budget spending pressures, we believe we are well-positioned to benefit from spending in DoD and NASA priority areas. This view reflects the DoD's strategic guidance report released in January 2012 which affirms support for many of our core programs and points toward continued DoD investment in: access to space — in order to ensure access to this highly congested and contested "global commons"; missile defense — in order to protect the homeland, counter weapons of mass destruction and enhance space-based capabilities; and power projection by tactical missile systems.

During 2013, Congress began consideration of a new NASA Authorization Act, authorizing NASA funding for the next several years, starting with GFY 2014. Ultimately, Congress did not complete action on a new

NASA Authorization in 2013, but will likely resume consideration in 2014. In 2010, the NASA Authorization Act, which remains in effect, impacted GFYs 2011-2013. NASA has identified the SLS program as one of its top priorities in the NASA portion of the GFY 2014 President's Budget Request. The SLS program also enjoys wide bipartisan support in both chambers of Congress. We maintain a strong relationship with NASA and our propulsion systems have been powering NASA launch vehicles and spacecraft since the inception of the U.S. Space Program. Our booster and upper stage propulsion systems are currently baselined on the new SLS vehicle and both upper stage and booster engines are in development for future SLS variants. Due to the retirement of the space shuttle fleet, U.S. astronauts are now dependent on Russian Soyuz flights for access to the ISS for the better part of this decade. NASA has indicated that it is working to re-establish U.S. manned space capability as soon as possible through development of the commercial cargo and crew ISS resupply capability and the heavy lift SLS designed for manned deep space exploration. In both instances, we have significant propulsion content.

A decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

The cancellation or material modification of one or more significant contracts could adversely affect our financial results.

Sales, directly and indirectly, to the U.S. government and its agencies accounted for approximately 95% of our total net sales in fiscal 2013. Our contracts typically permit the U.S. government to unilaterally modify or terminate a contract or to discontinue funding for a particular program at any time. The cancellation of a contract, if terminated for cause, could also subject us to liability for the excess costs incurred by the U.S. government in procuring undelivered items from another source. If terminated for convenience, our recovery of costs would be limited to amounts already incurred or committed (including severance costs for terminated employees), and our profit would be limited based on the work completed prior to termination.

Our business could be adversely affected by a negative audit by the U.S. government.

U.S. government agencies, including the DCAA and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure, and compliance with applicable laws, regulations, and standards. The U.S. government also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's accounting systems, purchasing systems, property management systems, estimating systems, earned value management systems, and material management system. Any costs found to be misclassified may be subject to repayment. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

If we experience cost overruns on our contracts, we would have to absorb the excess costs which could adversely affect our financial results and our ability to win new contracts.

In fiscal 2013, approximately 46% of our net sales were from fixed-price contracts, most of which are in mature production mode. Under fixed-price contracts, we agree to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. As a result, all fixed-price contracts involve the inherent risk of unreimbursed cost overruns. To the extent we were to incur unanticipated cost overruns on a program or platform subject to a fixed-price contract, our profitability would be adversely affected. Future profitability is subject to risks including the ability of suppliers to deliver components of acceptable quality on schedule and the successful implementation of automated tooling in production processes.

In fiscal 2013, approximately 49% of our net sales were from cost reimbursable contracts. Under cost reimbursable contracts, we agree to be reimbursed for allowable costs and be paid a fee. If our costs are in excess of the final target cost, fees, and our margin may be adversely affected. If our costs exceed authorized contract funding or they do not qualify as allowable costs under applicable regulations, we will not be reimbursed for those costs. Cost overruns may adversely affect our financial performance and our ability to win new contracts.

If our subcontractors or suppliers fail to perform their contractual obligations, our contract performance and our ability to win new contracts may be adversely affected.

We rely on subcontractors to perform a portion of the services we agree to provide our customers and on suppliers to provide raw materials and component parts for our contract performance. A failure by one or more of our subcontractors or suppliers to satisfactorily provide on a timely basis the agreed-upon services or supplies may affect our ability to perform our contractual obligations. Deficiencies in the performance of our subcontractors and suppliers could result in our customer terminating our contract for default. A termination for default could expose us to liability and adversely affect our financial performance and our ability to win new contracts.

Our success and growth in our Aerospace and Defense segment depends on our ability to execute long-standing programs and periodically secure new contracts in a competitive environment.

Aerojet Rocketdyne's revenue is primarily derived from long-standing contracts (often sole source) where Aerojet Rocketdyne is the long-term incumbent. The challenge for Aerojet Rocketdyne is to successfully utilize its technical, engineering, manufacturing, and management skills to execute these programs for the customer, to continue to innovate and refine its solutions, and to offer the customer increasing affordability in an era of fiscal restraint. If Aerojet Rocketdyne is unable to successfully execute these long-standing programs, our ability to retain existing customers and attract new customers may be impaired.

In addition, in sectors where there is competition, it can be intense. Many of our competitors have financial, technical, production, and other resources substantially greater than ours. Although the downsizing of the defense industry in the early 1990s resulted in a reduction in the aggregate number of competitors, the consolidation has also strengthened the capabilities of some of the remaining competitors. The U.S. government also has its own manufacturing capabilities in some areas. We may be unable to compete successfully with our competitors and our inability to do so could result in a decrease in sales, profits, and cash flows that we historically have generated from certain contracts. Further, the U.S. government may open to competition programs on which we are currently the sole supplier, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Our Aerospace and Defense segment is subject to procurement and other related laws and regulations inherent in contracting with the U.S. government, non-compliance with which could adversely affect our financial results.

In the performance of contracts with the U.S. government, we operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies, such as the DCAA. These agencies review performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, property management systems, estimating systems, earned value management systems, and material management and accounting system. Any costs ultimately found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties, sanctions or suspension or debarment from doing business with the U.S. government. Whether or not illegal activities are alleged, the U.S. government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. If such actions were to result in suspension or debarment, this could have a material adverse effect on our business.

These laws and regulations provide for ongoing audits and reviews of incurred costs as well as contract procurement, performance and administration. The U.S. government may, if it deems appropriate, conduct an investigation into possible illegal or unethical activity in connection with these contracts. Investigations of this nature are common in the aerospace and defense industry, and lawsuits may result. In addition, the U.S. government and its principal prime contractors periodically investigate the financial viability of its contractors and subcontractors as part of its risk assessment process associated with the award of new contracts. If the U.S. government or one or more prime contractors were to determine that we were not financially viable, our ability to continue to act as a government contractor or subcontractor would be impaired.

Aerojet Rocketdyne's international sales are subject to applicable laws relating to export controls, the violation of which could adversely affect its operations.

A portion of the Aerojet Rocketdyne activities are subject to export control regulation by the U.S. Department of State under the U.S. Arms Export Control Act and International Traffic in Arms Regulations ("ITAR"). The export of certain defense-related products, hardware, software, services and technical data is regulated by the State Department's Office of Defense Trade Controls Compliance ("DTCC") under ITAR. DTCC administers the State Department's authority under ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Violations of ITAR could result in significant sanctions including fines, more onerous compliance requirements, debarments from export privileges or loss of authorizations needed to conduct aspects of the Aerojet Rocketdyne's international business.

In November 2011, DTCC informed UTC that it considers certain of UTC's voluntary disclosures filed since 2005 to reflect deficiencies warranting penalties and sanctions. On June 28, 2012, UTC entered into a Consent Agreement (the "UTC Consent Agreement") with DTCC to resolve a Proposed Charging Letter that references approximately 45 of UTC's previous disclosures. The UTC Consent Agreement, which applies to the Rocketdyne Business, has a four-year term, and provides that UTC will: (1) pay a civil penalty of up to $55 million; (2) appoint, subject to DTCC approval, an outside special compliance official to oversee the compliance by UTC and its subsidiaries and divisions, including the Rocketdyne Business, with the UTC Consent Agreement and ITAR; (3) continue and undertake additional remedial actions to strengthen ITAR compliance, with emphasis on human resources and organization, training, automation, and security of electronic data; and (4) sponsor two outside ITAR compliance audits for UTC and its subsidiaries and divisions, including the Rocketdyne Business, during the term of the UTC Consent Agreement.

In connection with the Acquisition, the DTCC agreed to release the Rocketdyne Business from the UTC Consent Agreement upon consummation of the Acquisition on the condition that we agreed to provide to the DTCC (i) our plan to integrate the Rocketdyne Business into our ITAR compliance program and (ii) an audit of the integration one year after closing the Acquisition. Further, UTC has agreed to reimburse us for any and all costs we incur to comply with these requirements. In connection with the closing of the Acquisition, we provided to the DTCC a letter committing to the DTCC's conditions. However, there can be no assurance that we will be successful in integrating the Rocketdyne Business into our ITAR compliance program or to prevent any further ITAR violations. A future violation of ITAR could materially adversely affect our business, financial condition and results of operations.

The acquisition of the 50% ownership of RD Amross is subject to a number of conditions which could delay or materially adversely affect the timing of its completion, or prevent it from occurring.

On June 12, 2013, GenCorp and UTC entered into the Amended and Restated Purchase Agreement, which amended and restated the Original Purchase Agreement, pursuant to which GenCorp and UTC agreed to the Acquisition, subject to the terms and conditions therein. The Amended and Restated Purchase Agreement modified the Original Purchase Agreement to provide, among other things, that (i) GenCorp is not obligated to acquire the 50% membership interest of RD Amross, a Delaware limited liability company owned by UTC or the portion of the UTC business that markets and supports the sale of RD 180 engines (the "RDA Acquisition") until certain conditions have been met, and (ii) $55 million of the Acquisition purchase price shall be payable to UTC upon such time as the RDA Acquisition may occur. Pursuant to the terms of the Amended and Restated Purchase Agreement, either party to such agreement may terminate the obligations to consummate the RDA Acquisition on or after June 12, 2015; provided, however, that such termination date may be extended for up to four additional periods of three months each (with the final termination date extended until June 12, 2016). Subject to the terms of Amended and Restated Purchase Agreement, in order to extend the termination date, either party may request the extension by providing written notice to the other party at least five business days prior to the termination date, provided that the requesting party must have a reasonable belief at the time such notice is given that a certain authorization for completion of the RDA Acquisition from the Russian government will be forthcoming.

In addition, RD Amross is the subject of an investigation by the FTC into the exclusivity arrangements relating to the sales and purchases of the RD180 engine between RD Amross and its customer, ULA. Orbital has also sued RD Amross and ULA in the Eastern District of Virginia, *Orbital Sciences Corporation v. United Launch Alliance, LLC and RD Amross, LLC, Case No. 1:13CV753-LMB,* alleging unfair competition and restraint of trade based on those exclusivity arrangements. Orbital seeks a permanent injunction against the exclusivity arrangements and alleges damages of at least $515 million, which it is seeking to treble up to $1.5 billion. Under the Amended and Restated Purchase Agreement, we have received a limited indemnity from UTC for the FTC investigation and Orbital lawsuit. If GenCorp completes the acquisition of RD Amross, an adverse outcome in either or both of these proceedings that results in liability in excess of the indemnification coverage under the Amended and Restated Purchase Agreement could have a material adverse effect on our operating results, financial condition, and/or cash flows.

There are a number of risks and uncertainties relating to the RDA Acquisition. The RDA Acquisition may not be consummated in the time frame or manner currently anticipated, if at all, including the receipt of certain Russian governmental regulatory approvals. There can be no assurance that such approvals will be obtained.

We may face integration difficulties and may be unable to integrate the Rocketdyne Business into our existing operations successfully or realize the anticipated benefits of the Acquisition.

We have devoted and will continue to devote significant management attention and resources to integrating the operations and business practices of the Rocketdyne Business with our existing operations and business practices. Potential difficulties we may encounter as part of the integration process include the following:

- the inability to successfully integrate the Rocketdyne Business in a manner that permits us to achieve the full revenue and other benefits anticipated to result from the Acquisition;
- complexities associated with managing the businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;
- potential unknown liabilities not covered by indemnifications and unforeseen increased expenses or delays associated with the Acquisition;
- the inability to implement effective internal controls, procedures and policies for the Rocketdyne Business as required by the Sarbanes-Oxley Act of 2002 within the time periods prescribed thereby;
- the inability to implement effectively our new enterprise resource planning ("ERP") system with respect to the Rocketdyne Business;
- negotiations concerning possible modifications to the Rocketdyne Business's contracts as a result of the Acquisition;
- diversion of the attention of our management and the management of the Rocketdyne Business; and
- the disruption of, or the loss of momentum in, ongoing operations or inconsistencies in standards, controls, procedures and policies.

These potential difficulties could adversely affect our ability to maintain relationships with customers, suppliers, employees and other constituencies and the ability to achieve the anticipated benefits of the Acquisition, and could reduce our earnings or otherwise adversely affect our operations and our financial results.

Our ability to operate our business effectively may suffer if we do not in a timely and cost effective manner establish our own financial, administrative, and other support functions, related to the acquisition of the Rocketdyne Business and we cannot assure you that the transitional services UTC agreed to provide us will be sufficient for our needs.

In connection with the acquisition of the Rocketdyne Business, we have entered into a transition services agreement with UTC under which UTC is providing certain transitional services to us, including supply chain, information technology, accounting, human resources, treasury, and other services for a period of time. These services may not be sufficient to meet our needs. After our agreement with UTC expires, if we have not established our own support services related to the Acquisition, we may not be able to obtain these services at as favorable prices or on as favorable terms, if at all.

Any failure or significant downtime in UTC's financial, administrative, or other support systems during the transitional period could negatively impact our results of operations or prevent us from paying our suppliers and employees, or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

Our future results could suffer if we cannot effectively manage our expanded operations as a result of the Acquisition.

The size of our operations has increased significantly following the Acquisition. Our future success depends, in part, upon our ability to manage the expanded operations, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that we will be successful or that we will realize any operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Acquisition.

We have incurred substantial expenses related to the Acquisition and may incur significant expenses in the future related to the integration of the Rocketdyne Business.

We have already incurred substantial expenses in connection with the Acquisition of the Rocketdyne Business. We have incurred $31.6 million of expenses related to the Acquisition through November 30, 2013. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, marketing and benefits. While we have assumed that a certain level of expenses will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate. These integration expenses may result in us taking significant charges against earnings in future periods related to the Acquisition, and the amount and timing of such charges are uncertain at present.

The increase in our leverage and debt service obligations as a result of the Acquisition may adversely affect our financial condition and results of operations.

We have incurred additional indebtedness in order to finance the Acquisition. On January 28, 2013, we issued $460.0 million in aggregate principal amount of our 7.125% Second-Priority Senior Secured Notes ("7 ⅛% Notes"). The 7 ⅛% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and outside the U.S. in accordance with Regulation S under the Securities Act. We used the net proceeds of the 7 ⅛% Notes offering to fund, in part, the Acquisition, and to pay related fees and expenses. See Note 6 in Notes to Consolidated Financial Statements.

Following the Acquisition, we have $699.2 million of outstanding indebtedness as of November 30, 2013, an increase of $450.5 million as compared with our level of outstanding indebtedness as of November 30, 2012. Our maintenance of higher levels of indebtedness could have adverse consequences including impairing our ability to obtain additional financing in the future.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. Furthermore, our operations may not generate sufficient cash flows to enable us to meet our expenses and service our debt. As a result, we may need to enter into new financing arrangements to obtain the necessary funds. If we determine that it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt, and this default could cause us to be in default on our other outstanding indebtedness.

We may expand our operations through acquisitions, which may divert management's attention and expose us to unanticipated liabilities and costs. Also, acquisitions may increase our non-reimbursable costs. We may experience difficulties integrating any acquired operations, and we may incur costs relating to acquisitions that are never consummated.

Our business strategy may lead us to expand our Aerospace and Defense segment through acquisitions. However, our ability to consummate any future acquisitions on terms that are favorable to us may be limited by government regulations, the number of attractive acquisition targets, internal demands on our resources, and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, integrate general and administrative services and key information processing systems and, where necessary, re-qualify our customer programs. In addition, future acquisitions could result in the incurrence of additional debt, costs, and/or contingent liabilities. We may also incur costs and divert management attention to acquisitions that are never consummated. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated.

Although we undertake a due diligence investigation of each business that we have acquired or may acquire, there may be liabilities of the acquired companies that we fail to, or were unable to, discover during the due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor, or other reasons.

Our inability to adapt to rapid technological changes could impair our ability to remain competitive.

The aerospace and defense industry continues to undergo rapid and significant technological development. Our competitors may implement new technologies before us, allowing them to provide more effective products at more competitive prices. Future technological developments could:

- adversely impact our competitive position if we are unable to react to these developments in a timely or efficient manner;
- require us to write-down obsolete facilities, equipment, and technology;
- require us to discontinue production of obsolete products before we can recover any or all of our related research, development and commercialization expenses; or
- require significant capital expenditures for research, development, and launch of new products or processes.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure or adversely impacted by a successful cyber-attack.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. We are constantly updating our information technology infrastructure. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from cyber-attacks, computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, successful cyber-attack, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, inappropriate disclosure of confidential information, or negative publicity, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

The integration of the Rocketdyne Business into our ERP system may adversely affect our business and results of operations or the effectiveness of internal control over financial reporting.

ERP integrations are complex and very time-consuming projects that involve substantial expenditures on system software and activities. If we do not effectively integrate the ERP system or if the system does not operate as intended, it could adversely affect financial reporting systems, our ability to produce financial reports, and/or the effectiveness of our internal controls over financial reporting. The integration of the Rocketdyne Business into our ERP solution is scheduled to be complete by January 1, 2015. Any extension beyond January 1, 2015 will result in us incurring additional implementation costs and require fees be paid to UTC for additional transitional services costs.

We may experience warranty claims for product failures, schedule delays or other problems with existing or new products and systems.

Many of the products we develop and manufacture are technologically advanced systems that must function under demanding operating conditions. Even though we believe that we employ sophisticated and rigorous design, manufacturing and testing processes and practices, we may not be able to successfully launch or manufacture our products on schedule or our products may not perform as intended.

If our products fail to perform adequately, some of our contracts require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed if we fail to meet delivery schedules or other measures of contract performance. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries.

The release or explosion of dangerous materials used in our business could disrupt our operations and could adversely affect our financial results.

Our business operations involve the handling and production of potentially explosive materials and other dangerous chemicals, including materials used in rocket propulsion and explosive devices. Despite our use of specialized facilities to handle dangerous materials and intensive employee training programs, the handling and production of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. It is possible that a release of these chemicals or an explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. The use of these products in applications by our customers could also result in liability if an explosion or fire were to occur. Any release or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Disruptions in the supply of key raw materials, difficulties in the supplier qualification process or increases in prices of raw materials could adversely affect our financial results.

We use a significant quantity of raw materials that are subject to market fluctuations and government regulations. Further, as a U.S. government contractor, we are often required to procure materials from suppliers capable of meeting rigorous customer and government specifications. As market conditions change for these companies, they often discontinue materials with low sales volumes or profit margins. We are often forced to either qualify new materials or pay higher prices to maintain the supply. Although to date we have been successful in establishing replacement materials and securing customer funding to address specific qualification needs of the programs, we may be unable to continue to do so.

The supply of ammonium perchlorate, a principal raw material used in solid propellant, is limited to a single source that supplies the entire domestic solid propellant industry and actual pricing is based on the total industry demand. The slowdown and final close out of the Space Shuttle Program has reduced the total national demand, resulting in significant unit price increases. Pricing has stabilized with recent decisions from NASA to continue the Space Launch System Heavy Lift Vehicle program and the DoD to require the use of domestic ammonium perchlorate. In the majority of our contracts, we anticipated this price increase and incorporated abnormal escalation pricing language into our proposals and contracts.

We are also impacted, as is the rest of the industry, by fluctuations in the prices and lead-times of raw materials used in production on various fixed-price contracts, particularly on multi-year programs. We continue to experience volatility in the price and lead-times of certain commodity metals, primarily steel and aluminum. The schedules and pricing of titanium mill products have reduced recently but remain well above historical levels. Additionally, we may not be able to continue to negotiate with our customers for economic and/or price adjustment clauses tied to commodity indices to reduce program impact. The DoD also continues to rigorously enforce the provisions of the "Berry Amendment" which imposes a requirement to procure certain strategic materials critical to national security only from U.S. sources. While availability has not been a significant issue, cost remains a concern as this industry continues to quote "price in effect" at time of shipment terms, increasing the cost risk to our programs.

Prolonged disruptions in the supply of any of our key raw materials, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply, and/or a continuing volatility in the prices of raw materials could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Our pension plans are currently underfunded and we expect to be required to make cash contributions in future periods, which may reduce the cash available for our businesses.

In November 2008, we decided to amend the defined benefit pension and benefits restoration plans to freeze future accruals under such plans. Effective February 1, 2009 and July 31, 2009, future benefit accruals for non-collective bargaining-unit employees and collective bargaining-unit employees were discontinued, respectively.

As of the last measurement date at November 30, 2013, our total defined benefit pension plan assets and unfunded pension obligation for our tax-qualified pension plan were approximately $1,258.4 million and $261.7 million, respectively. We do not expect to make any significant cash contributions to our government contractor business segment tax-qualified defined benefit pension plan until fiscal 2015, which are recoverable through our U.S government contracts (see below). Additionally, we do not expect to make any significant cash contributions to the GenCorp tax-qualified defined benefit pension plan until fiscal 2018 or later, which are not recoverable through our U.S. government contracts.

Further, with the Office of Federal Procurement Policy issuance of the final rule harmonizing Cost Accounting Standard ("CAS") 412, *Composition and Measurement of Pension Cost*, and CAS 413, *Adjustment and Allocation of Pension Cost*, with the Pension Protection Act (the "PPA"), we will recover portions of any required pension funding through our government contracts. Approximately 91% of our unfunded pension benefit obligation as of November 30, 2013 is related to our government contracting Aerospace and Defense segment.

The PPA requires underfunded pension plans to improve their funding ratios based on the funded status of the plan as of specified measurement dates through contributions or application of prepayment credits. As of November 30, 2013, we have accumulated $30.6 million in prepayment credits as a result of advanced funding.

On July 6, 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21") was signed into law by the U.S. government. MAP-21, in part, provides temporary relief for employers who sponsor defined benefit pension plans related to funding contributions under the Employee Retirement Income Security Act of 1974. Specifically, MAP-21 implemented a 25-year average interest rate corridor around the 24 month interest rate used for purposes of determining minimum funding obligations. This relief is expected to defer cash contributions until fiscal 2015.

The funded status of our pension plans may be adversely affected by the investment experience of the plans' assets, by any changes in U.S. law and by changes in the statutory interest rates used by tax-qualified pension plans in the U.S. to calculate funding requirements. Accordingly, if the performance of our plans' assets does not meet our assumptions, if there are changes to the Internal Revenue Service regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plans could be higher than we expect.

The level of returns on retirement benefit plan assets, changes in interest rates, changes in legislation, and other factors affects our financial results.

The timing of recognition of pension expense or income in our financial statements differs from the timing of the required pension funding under PPA or the amount of funding that can be recorded in our overhead rates through our government contracting business. Our earnings are positively or negatively impacted by the amount of expense or income we record for our employee retirement benefit plans. We calculate the expense for the plans based on actuarial valuations. These valuations are based on assumptions that we make relating to financial market and other economic conditions. Changes in key economic indicators result in changes in the assumptions we use. The key assumptions used to estimate retirement benefit plan expense for the following year are the discount rate and expected long-term rate of return on plan assets. Our pension expense or income can also be affected by legislation and other government regulatory actions.

Although some of our environmental expenditures may be recoverable and we have established reserves, given the many uncertainties involved in assessing liability for environmental claims, our reserves may not be sufficient, which could adversely affect our financial results and cash flows.

As of November 30, 2013, the aggregate range of our estimated future environmental obligations was $171.3 million to $289.8 million and the accrued amount was $171.3 million. We believe the accrued amount for future remediation costs represents the costs that could be incurred by us over the contractual term, if any, or the next fifteen years of the estimated remediation, to the extent they are probable and reasonably estimable. However, in many cases the nature and extent of the required remediation has not yet been determined. Given the many uncertainties involved in assessing liability for environmental claims, our reserves may prove to be insufficient. We evaluate the adequacy of those reserves on a quarterly basis, and adjust them as appropriate. In addition, the reserves are based only on known sites and the known contamination at those sites. It is possible that additional sites needing remediation may be identified or that unknown contamination at previously identified sites may be discovered. It is also possible that the regulatory agencies may change clean-up standards for chemicals of concern such as ammonium perchlorate and trichloroethylene. This could lead to additional expenditures for environmental remediation in the future and, given the uncertainties involved in assessing liability for environmental claims, our reserves may prove to be insufficient.

Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these costs are allowed to be included in our contracts with the U.S. government or reimbursable by Northrop. Prior to the third quarter of fiscal 2010, approximately 12% of environmental reserve adjustments related to our Sacramento site and our former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because we reached the reimbursement ceiling under the Northrop Agreement on an accrual basis, approximately 37% of environmental reserve adjustments are expensed to the consolidated statements of operations. We are seeking to amend our agreement with the U.S. government to increase the amount allocable to our U.S. government contracts; however, there can be no assurances that we will be successful in this pursuit.

Our environmental expenses related to non-Aerojet Rocketdyne sites are generally not recoverable and a significant increase in these estimated environmental expenses could have a significant adverse effect on our operating results, financial condition, and/or cash flows.

Our operations and properties are currently the subject of significant environmental liabilities, and the numerous environmental and other government requirements to which we are subject may become more stringent in the future.

We are subject to federal, state and local laws and regulations that, among other things, require us to obtain permits to operate and install pollution control equipment and regulate the generation, storage, handling, transportation, treatment, and disposal of hazardous and solid wastes. These requirements may become more stringent in the future. Additional regulations dictate how and to what level we remediate contaminated soils and the level to which we are required to clean contaminated groundwater. These requirements may also become more stringent in the future. We may also be subject to fines and penalties relating to the operation of our existing and formerly owned businesses. We have been and are subject to toxic tort and asbestos lawsuits as well as other third-party lawsuits, due to either our past or present use of hazardous substances or the alleged on-site or off-site contamination of the environment through past or present operations. We may incur material costs in defending these claims and lawsuits and any similar claims and lawsuits that may arise in the future. Contamination at our current and former properties is subject to investigation and remediation requirements under federal, state and local laws and regulations, and the full extent of the required remediation has not yet been determined. Any adverse judgment or cash outlay could have a significant adverse effect on our operating results, financial condition, and/or cash flows.

We are from time to time subject to significant litigation, the outcome of which could adversely affect our financial results.

We and our subsidiaries are subject to material litigation. We may be unsuccessful in defending or pursuing these lawsuits or claims. Regardless of the outcome, litigation can be very costly and can divert management's efforts. Adverse outcomes in litigation could have a material adverse effect on our operating results, financial condition, and/or cash flows.

We face certain significant risk exposures and potential liabilities that may not be adequately covered by indemnity or insurance.

A significant portion of our business relates to developing and manufacturing propulsion systems for defense and space applications, and armament systems for precision tactical weapon systems and munitions applications. New technologies may be untested or unproven. In addition, we may incur significant liabilities that are unique to our products and services. In some, but not all, circumstances, we may receive indemnification from the U.S. government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and it is not possible to obtain insurance to protect against all operational risks and liabilities. Accordingly, we may be forced to bear substantial costs resulting from risks and uncertainties of our business, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

Our inability to protect our patents and proprietary rights could adversely affect our businesses' prospects and competitive positions.

We seek to protect proprietary technology and inventions through patents and other proprietary-right protection. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. In addition, we may incur significant expense in protecting our intellectual property.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. These agreements may be breached and remedies for a breach may not be sufficient to compensate us for damages incurred. We generally control and limit access to our product documentation and other proprietary information. Other parties may independently develop our know-how or otherwise obtain access to our technology.

Business disruptions could seriously affect us.

Our business may be affected by disruptions including, but not limited to: threats to physical security of our facilities and employees, including senior executives; terrorist acts; information technology attacks or failures; damaging weather or other acts of nature; and pandemics or other public health crises. The costs related to these events may not be fully mitigated by insurance or other means. Disruptions could affect our internal operations or services provided to customers, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

If our operating subsidiaries do not generate sufficient cash flow or if they are not able to pay dividends or otherwise distribute their cash to us, or if we have insufficient funds on hand, we may not be able to service our debt.

All of the operations of our Aerospace and Defense and Real Estate segments are conducted through subsidiaries. Consequently, our cash flow and ability to service our debt obligations will be largely dependent upon the earnings and cash flows of our operating subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and cash flows and will be subject to applicable laws and any contractual restrictions contained in the agreements governing their debt, if any.

We have a substantial amount of debt. Our ability to operate is limited by the agreements governing our debt.

We have a substantial amount of debt for which we are required to make interest and principal payments. Interest on long-term financing is not a recoverable cost under our U.S. government contracts. As of November 30, 2013, we had $699.2 million of debt. Subject to the limits contained in some of the agreements governing our outstanding debt, we may incur additional debt in the future. Our maintenance of higher levels of indebtedness could have adverse consequences including impairing our ability to obtain additional financing in the future.

Our level of debt places significant demands on our cash resources, which could:

- make it more difficult to satisfy our outstanding debt obligations;
- require us to dedicate a substantial portion of our cash for payments related to our debt, reducing the amount of cash flow available for working capital, capital expenditures, entitlement of our real estate assets, and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;
- place us at a competitive disadvantage with respect to our competitors, some of which have lower debt service obligations and greater financial resources than we do;
- limit our ability to borrow additional funds;
- limit our ability to expand our operations through acquisitions; and
- increase our vulnerability to general adverse economic and industry conditions.

If we are unable to generate sufficient cash flow to service our debt and fund our operating costs, our liquidity may be adversely affected.

We are obligated to comply with financial and other covenants outlined in our debt indentures and agreements that could restrict our operating activities. A failure to comply could result in a default under our senior credit facility entered into on November 18, 2011 (the "Senior Credit Facility") with the lenders identified therein and Wells Fargo Bank, National Association, as administrative agent, which would, if not waived by the lenders which likely would come with substantial cost, accelerate the payment of our debt. A payment default under the Senior Credit Facility could result in cross defaults on our 7⅛% Notes and our 4.0625% Convertible Subordinated Debentures ("4 1/16% Debentures").

Our debt instruments generally contain various restrictive covenants which include, among others, provisions which may restrict our ability to:

- access the full amount of our revolving credit facility and/or incur additional debt;
- enter into certain leases;
- make certain distributions, investments, and other restricted payments;
- cause our restricted subsidiaries to make payments to us;
- enter into transactions with affiliates;
- create certain liens;
- purchase assets or businesses;
- sell assets and, if sold, retain excess cash flow from these sales; and
- consolidate, merge or sell all or substantially all of our assets.

Our secured debt also contains other customary covenants, including, among others, provisions:

- relating to the maintenance of the property collateralizing the debt; and
- restricting our ability to pledge assets or create other liens.

In addition, certain covenants in our bank facility require that we maintain certain financial ratios.

Based on our existing debt agreements, we were in compliance with our financial and non-financial covenants as of November 30, 2013. Any of the covenants described in this risk factor may restrict our operations and our ability to pursue potentially advantageous business opportunities. Our failure to comply with these covenants could also result in an event of default that, if not cured or waived, could result in the acceleration of the Senior Credit Facility, the 7 1/8% Notes, and the 4 1/16% Debentures. In addition, our failure to pay principal and interest when due is a default under the Senior Credit Facility, and in certain cases, would cause cross defaults on the 7 1/8% Notes and 4 1/16% Debentures. We have limited collateral available for additional financing due to the fact that our indebtedness under the Senior Credit Facility is secured by (i) all equity interests owned or held by the Company, including interests in Easton and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first-tier foreign subsidiaries of the Company and Aerojet Rocketdyne and (ii) substantially all of the tangible and intangible personal property and assets of the Company. In addition, our indebtedness under the Senior Credit Facility is secured by certain real property owned by the Company located in Orange, Virginia and Redmond, Washington. Except for certain real property located in Canoga Park, California acquired in connection with the Acquisition, the Company's real property located in California, including the real estate holdings of Easton, is excluded from the collateral securing the Senior Credit Facility.

The real estate market involves significant risk, which could adversely affect our financial results.

Our real estate activities involve significant risks, which could adversely affect our financial results. We are subject to various risks, including the following:

- we may be unable to obtain, or suffer delays in obtaining, necessary re-zoning, land use, building, occupancy, and other required governmental permits and authorizations, which could result in increased costs or our abandonment of these projects;
- we may be unable to complete environmental remediation or to have state and federal environmental restrictions on our property lifted, which could cause a delay or abandonment of these projects;
- we may be unable to obtain sufficient water sources to service our projects, which may prevent us from executing our plans;
- our real estate activities may require significant expenditures and we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our plans;
- economic and political uncertainties could have an adverse effect on consumer buying habits, construction costs, availability of labor and materials and other factors affecting us and the real estate industry in general;
- our property is subject to federal, state, and local regulations and restrictions that may impose significant limitations on our plans;
- much of our property is raw land that includes the natural habitats of various endangered or protected wildlife species requiring mitigation;
- if our land use plans are approved by the appropriate governmental authorities, we may face lawsuits from those who oppose such plans. Such lawsuits and the costs associated with such opposition could be material and have an adverse effect on our ability to sell property or realize income from our projects; and
- the time frame required for approval of our plans means that we will have to wait years for a significant cash return.

Substantially all of our excess real estate, that we are in the process of entitling for new opportunities, is located in Sacramento County, California making us vulnerable to changes in economic and other conditions in that particular market.

As a result of the geographic concentration of our properties, our long-term real estate performance and the value of our properties will depend upon conditions in the Sacramento region, including:

- the sustainability and growth of industries located in the Sacramento region;
- the financial strength and spending of the State of California;

- local real estate market conditions;
- changes in neighborhood characteristics;
- changes in interest rates; and
- real estate tax rates.

If unfavorable economic or other conditions continue in the region, our plans and business strategy could be adversely affected.

We may incur additional costs related to past or future divestitures, which could adversely affect our financial results.

In connection with our divestitures of the Fine Chemicals and GDX Automotive businesses in fiscal 2005 and fiscal 2004, respectively, we have incurred and may incur additional costs, including costs related to the closure of a manufacturing facility in Chartres, France. As part of these and other divestitures, we have provided customary indemnification to the purchasers for such matters as claims arising from the operation of the businesses prior to disposition, including income tax matters and the liability to investigate and remediate certain environmental contamination existing prior to disposition. These additional costs and the indemnification of the purchasers of our former or current businesses may require additional cash expenditures, which could have a material adverse effect on our operating results, financial condition, and/or cash flows.

In order to be successful, we must attract and retain key employees.

Our business has a continuing need to attract large numbers of skilled personnel, including personnel holding security clearances, to support the growth of the enterprise and to replace individuals who have terminated employment due to retirement or for other reasons. To the extent that the demand for qualified personnel exceeds supply, we could experience higher labor, recruiting, or training costs in order to attract and retain such employees, or could experience difficulties in performing under our contracts if our needs for such employees were unmet. In addition, our inability to appropriately plan for the transfer or replacement of appropriate intellectual capital and skill sets critical to us could result in business disruptions and impair our ability to achieve business objectives.

A strike or other work stoppage, or our inability to renew collective bargaining agreements on favorable terms, could adversely affect our financial results.

As of November 30, 2013, 14% of our 5,386 employees were covered by collective bargaining agreements. In the future, if we are unable to negotiate acceptable new agreements with the unions, upon expiration of the existing contracts, we could experience a strike or work stoppage. Even if we are successful in negotiating new agreements, the new agreements could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. If our unionized workers were to engage in a strike or other work stoppage, or other non-unionized operations were to become unionized, we could experience a significant disruption of operations at our facilities or higher ongoing labor costs. A strike or other work stoppage in the facilities of any of our major customers or suppliers could also have similar effects on us.

Due to the nature of our business, our sales levels may fluctuate causing our quarterly operating results to fluctuate.

Our quarterly and annual sales are affected by a variety of factors that may lead to significant variability in our operating results. In our Aerospace and Defense segment, sales earned under long-term contracts are recognized either on a cost basis, when deliveries are made, or when contractually defined performance milestones are achieved. The timing of deliveries or milestones may fluctuate from quarter to quarter. In our Real Estate segment, sales of property may be made from time to time, which may result in variability in our operating results and cash flows.

Failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act of 2002 could negatively impact the market price of our common stock. "Out of period" adjustments could require us to restate or revise previously issued financial statements.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We rely on numerous manual processes to manage our business, which increases our risk of having an internal control failure. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report by management on the effectiveness of our internal control over financial reporting in our Annual Reports on Form 10-K. In addition, our independent registered public accounting firm must report on the effectiveness of the internal control over financial reporting. Although we review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, if we or our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which these controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules and/or regulations differently from our interpretation, then they may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact our stock price.

In addition, we have in the past recorded, and may in the future record, out of period adjustments to our financial statements. In making such adjustments we apply the analytical framework of SEC Staff Accounting Bulletin No. 99, "*Materiality*" ("SAB 99"), to determine whether the effect of any out of period adjustment to our financial statements is material and whether such adjustments, individually or in the aggregate, would require us to restate or revise our financial statements for previous periods. Under SAB 99, companies are required to apply quantitative and qualitative factors to determine the "materiality" of particular adjustments. We recorded out of period adjustments in fiscal 2013 and other prior periods, and in each instance determined that the adjustments were not material to the period in which the error originated or was corrected. In the future we may identify further out of period adjustments impacting our interim or annual financial statements. Depending upon the complete qualitative and quantitative analysis, this could result in us restating or revising previously issued financial statements.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Significant operating, manufacturing, research, design, and/or marketing locations are set forth below.

Facilities

Corporate Headquarters

GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

Operating/Manufacturing/Research/Design/Marketing Locations

Aerospace and Defense	Design/Manufacturing Facilities:	Marketing/Sales Offices:
Aerojet Rocketdyne	Camden, Arkansas*	Arlington, Virginia*
Sacramento, California	Canoga Park, California*	Huntsville, Alabama*
	Carlstadt, New Jersey*	Washington, DC*
	Chatsworth, California	
	Clearfield, Utah*	
	Gainesville, Virginia*	
	Huntsville, Alabama*	
	Jonesborough, Tennessee**	
	Orange, Virginia	
	Rancho Cordova, California (owned and leased)	
	Redmond, Washington	
	Socorro, New Mexico*	
	Vernon, California*	
	West Palm Beach, Florida*	
	Woodland Hills, California*	
Real Estate		
Folsom, California		

* An asterisk next to a facility listed above indicates that it is a leased property.

** This facility is owned and operated by Aerojet Ordnance Tennessee, Inc., a 100% owned subsidiary of Aerojet Rocketdyne.

We believe each of the facilities is adequate for the business conducted at that facility. The facilities are suitable and adequate for their intended purpose and taking into account current and planned future needs.

Item 3. *Legal Proceedings*

Groundwater Litigation

In December 2011, Aerojet Rocketdyne received notice of a lawsuit, *Sun Ridge LLC, et al. v. Aerojet-General Corporation, et al.,* Case No. 34-2011-00114675, filed in Sacramento County Superior Court. The complaint, which also names McDonnell Douglas Corporation (now Boeing), was filed by owners of properties adjacent to the Aerojet Rocketdyne property in Rancho Cordova, California and alleges damages attributable to contamination of groundwater including diminution of property value and increased costs associated with ensuring water supplies in connection with real estate development. That matter was dismissed without prejudice and the parties entered into settlement discussions through which a settlement was reached. As of November 30, 2013, the Company has accrued $0.2 million, which represents its share of the settlement. Expenditures associated with this matter are partially recoverable.

Natural Resource Damage ("NRD") Assessment Claim

The Company previously manufactured products for the automotive industry at a Toledo, Ohio site, which was adjacent to the Ottawa River. This facility was divested in 1990 and the Company indemnified the buyer for claims and liabilities arising out of certain pre-divestiture environmental matters. In August 2007, the Company, along with numerous other companies, received from the United States Department of Interior Fish and Wildlife Service a notice of a NRD Assessment Plan for the Ottawa River and Northern Maumee Bay. A group of PRPs, including the Company, was formed to respond to the NRD assessment and to pursue funding from the Great Lakes Legacy Act for primary restoration. The restoration project performed by the group consisted of river dredging and land-filling river sediments with a total project cost in the range of approximately $47 million to $49 million, one half of which was funded through the Great Lakes Legacy Act and the net project costs to the PRP group was estimated at $23.5 million to $24.5 million. The dredging of the river that began in December 2009 has been completed. In February 2011, the parties reached an agreement on allocation. Still unresolved at this time is the actual NRD Assessment itself. In August 2013, the PRPs voted to accept the State and Federal Trustees' proposal resolving the NRD Assessment and other claims which increased the Company's share by $0.1 million. A Consent Decree must be negotiated and approved before the settlement becomes final. As of November 30, 2013, the estimated range of the Company's share of anticipated costs for the NRD matter was $0.2 million to $0.5 million. None of the expenditures related to this matter are recoverable.

Textileather, Inc. ("Textileather")

In 2008, Textileather, the current owner of the former Toledo, Ohio site, filed a lawsuit against the Company claiming, among other things, that the Company failed to indemnify and defend Textileather for certain contractual environmental obligations. A second suit related to past and future Resource Conservation Recovery Act ("RCRA") closure costs was filed in late 2009. On May 5, 2010, the District Court granted the Company's Motion for Summary Judgment, thereby dismissing the claims in the initial action. Textileather appealed to the Sixth Circuit Court of Appeals. On September 11, 2012, the Court of Appeals affirmed the District Court's decision with respect to Textileather's Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") cost recovery claims, but reversed the decision to dismiss its breach of contract claims. The case was remanded to the District Court for further proceedings consistent with the opinion of the Court of Appeals. On September 10, 2013, the parties executed the definitive settlement agreement resolving the dispute for a release for all non-polychlorinated biphenyl ("PCB") related environmental issues for $4.3 million to be paid in two payments in the 2013 calendar year. The Company has a reserve of $2.7 million for the settlement and PCB related environmental issues as of November 30, 2013. None of the expenditures related to this matter are recoverable.

Asbestos Litigation

The Company has been, and continues to be, named as a defendant in lawsuits alleging personal injury or death due to exposure to asbestos in building materials, products, or in manufacturing operations. The majority of cases are pending in Texas and Pennsylvania. There were 129 asbestos cases pending as of November 30, 2013.

Given the lack of any significant consistency to claims (i.e., as to product, operational site, or other relevant assertions) filed against the Company, the Company is unable to make a reasonable estimate of the future costs of pending claims or unasserted claims. Accordingly, no estimate of future liability has been accrued for such contingencies.

In 2011, Aerojet Rocketdyne received a letter demand from AMEC, plc, ("AMEC") the successor entity to the 1981 purchaser of the business assets of Barnard & Burk, Inc., a former Aerojet Rocketdyne subsidiary, for Aerojet Rocketdyne to assume the defense of sixteen asbestos cases, involving 271 plaintiffs, pending in Louisiana, and reimbursement of over $1.7 million in past legal fees and expenses. AMEC is asserting that Aerojet Rocketdyne retained those liabilities when it sold the Barnard & Burk assets and agreed to indemnify the purchaser therefor. Under the relevant purchase agreement, the purchaser assumed only certain, specified liabilities relating to the operation of Barnard & Burk before the sale, with Barnard & Burk retaining all unassumed pre-closing liabilities, and Aerojet Rocketdyne agreed to indemnify the purchaser against unassumed liabilities that are asserted against it. Based on the information provided, Aerojet Rocketdyne declined to accept the liability and requested additional information from AMEC pertaining to the basis of the demand. On April 3, 2013, AMEC filed a complaint for breach of contract against Aerojet Rocketdyne in Sacramento County Superior Court, *AMEC Construction Management, Inc. v. Aerojet-General Corporation, Case No. 342013001424718.* Although AMEC served the complaint on Aerojet Rocketdyne, Aerojet Rocketdyne was granted an open extension of time in which to file a response in order to facilitate additional sharing of information and potential settlement negotiations. No estimate of liability has been accrued for this matter as of November 30, 2013.

The following table sets forth information related to asbestos litigation:

	Year Ended		
	2013	2012	2011
	(Dollars in thousands)		
Claims filed	18***	19**	28*
Claims dismissed	25	21	20
Claims settled	5	3	3
Claims pending	129	141	146
Aggregate settlement costs	$640	$ 53	$ 70
Average settlement costs	$128	$ 18	$ 23

* This number is net of one case tendered to a third party under a contractual indemnity obligation.

** This number is net of two cases tendered to a third party under a contractual indemnity obligation.

*** This number is net of three cases tendered to a third party under a contractual indemnity obligation.

Legal and administrative fees for the asbestos cases for fiscal 2013, 2012 and 2011 was $0.4 million for all years presented.

Item 4. ***Mine Safety Disclosures***

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholders' Matters and Issuer Purchases of Equity Securities*

As of January 14, 2014, there were 7,567 holders of record of the common stock. On January 14, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $17.93 per share.

Our Senior Credit Facility (described in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Liquidity and Capital Resources") restricts the payment of dividends and we do not anticipate paying cash dividends in the foreseeable future.

Information concerning long-term debt, including material restrictions relating to payment of dividends on our common stock appears in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Liquidity and Capital Resources" and in Part II, Item 8. Consolidated Financial Statements and Supplementary Data at Note 6 in Notes to Consolidated Financial Statements. Information concerning securities authorized for issuance under our equity compensation plans appears in Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters under the caption "Equity Compensation Plan Information."

Common Stock

Our common stock is listed on the New York Stock Exchange under the trading symbol "GY." The following table lists, on a per share basis for the periods indicated, the high and low sale prices for the common stock as reported by the New York Stock Exchange:

	Common Stock Price	
Year Ended November 30,	**High**	**Low**
2013		
First Quarter	$12.36	$ 8.70
Second Quarter	$13.98	$11.82
Third Quarter	$17.76	$13.40
Fourth Quarter	$18.50	$15.01
2012		
First Quarter	$ 6.15	$ 5.20
Second Quarter	$ 7.27	$ 5.75
Third Quarter	$ 9.25	$ 5.69
Fourth Quarter	$10.38	$ 8.05

Stock Performance Graph

The following graph compares the cumulative total shareholder returns, calculated on a dividend reinvested basis, on $100 invested in our Common Stock in November 2008 with the cumulative total return of (i) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), and (ii) the Standard & Poor's 500 Aerospace & Defense Index. The stock price performance shown on the graph is not necessarily indicative of future performance.

Comparison of Cumulative Total Shareholder Return
Among GenCorp, S&P 500 Index, and the S&P 500 Aerospace & Defense Index,
November 2008 through November 2013

Comparison of Cumulative Five Year Total Return



$700
$600
$500
$400
$300
$200
$100
$0
GenCorp Inc.
S&P 500 Index
S&P 500 Aerospace & Defense
2008
2009
2010
2011
2012
2013

Company/Index	Base Period 2008	As of November 30, 2009	2010	2011	2012	2013
GenCorp Inc.	$100.00	273.08	171.68	190.21	321.68	641.26
S&P 500 Index	100.00	125.39	137.85	148.65	172.63	224.93
S&P 500 Aerospace & Defense	100.00	131.63	149.25	162.17	183.42	281.87

Item 6. *Selected Financial Data*

The following selected financial data is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto in Item 8. Consolidated Financial Statements and Supplementary Data, and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended				
	2013	2012	2011	2010	2009
	(In millions, except per share amounts)				
Net sales	$1,383.1	$994.9	$918.1	$857.9	$795.4
Net income (loss):					
Income (loss) from continuing operations, net of income taxes	$ 167.7	$ (5.7)	$ 2.9	$ 6.0	$ 58.9
Income (loss) from discontinued operations, net of income taxes	0.2	3.1	—	0.8	(6.7)
Net income (loss)	$ 167.9	$ (2.6)	$ 2.9	$ 6.8	$ 52.2
Basic earnings (loss) per share of Common Stock					
Income (loss) from continuing operations, net of income taxes	$ 2.76	$ (0.09)	$ 0.05	$ 0.11	$ 1.00
Income (loss) from discontinued operations, net of income taxes	—	0.05	—	0.01	(0.11)
Total	$ 2.76	$ (0.04)	$ 0.05	$ 0.12	$ 0.89
Diluted earnings (loss) per share of Common Stock					
Income (loss) from continuing operations, net of income taxes	$ 2.11	$ (0.09)	$ 0.05	$ 0.11	$ 0.96
Income (loss) from discontinued operations, net of income taxes	—	0.05	—	0.01	(0.10)
Total	$ 2.11	$ (0.04)	$ 0.05	$ 0.12	$ 0.86
Supplemental statement of operations information:					
(Loss) income from continuing operations before income taxes	$ (26.2)	$ 13.2	$ 9.0	$ 2.1	$ 41.3
Interest expense	48.7	22.3	30.8	37.0	38.6
Interest income	(0.2)	(0.6)	(1.0)	(1.6)	(1.9)
Depreciation and amortization	43.8	22.3	24.6	27.9	25.7
Retirement benefit expense (benefit)	65.0	41.0	46.4	41.9	(11.9)
Unusual items in continuing operations					
Executive severance agreements	—	—	—	1.4	3.1
Rocketdyne Business acquisition related costs	20.0	11.6	—	—	—
(Gain) loss on legal matters and settlements	(0.5)	0.7	4.1	2.8	1.3
Loss on bank amendment	—	—	1.3	0.7	0.2
Loss on debt repurchased	5.0	0.4	0.2	1.2	—
Gain on legal settlement and insurance recoveries	—	—	—	(2.7)	—
Adjusted EBITDAP (Non-GAAP measure)	$ 155.6	$110.9	$115.4	$110.7	$ 96.4
Adjusted EBITDAP (Non-GAAP measure) as a percentage of net sales	11.3%	11.1%	12.6%	12.9%	12.1%
Cash flow information:					
Cash flow provided by operating activities	$ 77.6	$ 86.2	$ 76.8	$148.1	$ 50.3
Cash flow (used in) provided by investing activities	(474.9)	(36.6)	5.6	(43.5)	(14.3)
Cash flow provided by (used in) financing activities	432.8	(75.5)	(75.9)	(49.4)	(2.4)
Balance Sheet information:					
Total assets	$1,755.3	$919.3	$939.5	$991.5	$934.9
Long-term debt, including current maturities	699.2	248.7	326.4	392.7	421.6

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Unless otherwise indicated or required by the context, as used in this Annual Report on Form 10-K, the terms "we," "our" and "us" refer to GenCorp Inc. and all of its subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America ("GAAP").

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations with an overview of our business and operations, followed by a discussion of our results of operations, including results of our operating segments, for the past three fiscal years. We then provide an analysis of our liquidity and capital resources, including discussions of our cash flows, debt arrangements, sources of capital, and contractual obligations. In the next section, we discuss the critical accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results.

The following discussion should be read in conjunction with the other sections of this Report, including the Consolidated Financial Statements and Notes thereto appearing in Item 8. Consolidated Financial Statements and Supplementary Data of this Report, the risk factors appearing in Item 1A. Risk Factors of this Report, and the disclaimer regarding forward-looking statements appearing at the beginning of Item 1. Business of this Report. Historical results set forth in Item 6. Selected Financial Data and Item 8. Consolidated Financial Statements and Supplementary Data of this Report should not be taken as indicative of our future operations.

Overview

We are a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We develop and manufacture propulsion systems for defense and space applications, and armaments for precision tactical and long range weapon systems applications. Our continuing operations are organized into two segments:

Aerospace and Defense — includes the operations of our wholly-owned subsidiary Aerojet Rocketdyne, a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the U.S. government, including the DoD, NASA, major aerospace and defense prime contractors as well as portions of the commercial sector. Aerojet Rocketdyne is a world-recognized engineering and manufacturing company that specializes in the development and production of propulsion systems for defense and space applications, armament systems for precision tactical systems and munitions, and is considered a domestic market leader in launch propulsion, in-space propulsion, missile defense propulsion, tactical missile propulsion and hypersonic propulsion systems.

Real Estate — includes the activities of our wholly-owned subsidiary Easton related to the re-zoning, entitlement, sale, and leasing of our excess real estate assets. We own approximately 11,900 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California east of Sacramento. We are currently in the process of seeking zoning changes and other governmental approvals on a portion of the Sacramento Land to optimize its value.

A summary of the significant financial highlights for fiscal 2013 which management uses to evaluate our operating performance and financial condition is presented below.

- Net sales for fiscal 2013 increased to $1,383.1 million from $994.9 million for fiscal 2012.
- Net income for fiscal 2013 was $167.9 million, or $2.11 diluted income per share, compared to a net loss of ($2.6) million, or ($0.04) loss per share, for fiscal 2012.
- Adjusted EBITDAP (Non-GAAP measure) for fiscal 2013 was $155.6 million or 11.3% of net sales, compared to $110.9 million or 11.1% of net sales, for fiscal 2012.
- Segment performance (Non-GAAP measure) before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items was $151.4 million for fiscal 2013, compared to $119.2 million for fiscal 2012.
- Cash provided by operating activities in fiscal 2013 totaled $77.6 million, compared to $86.2 million in fiscal 2012.

- Free cash flow (Non-GAAP measure) in fiscal 2013 totaled $14.4 million, compared to $49.0 million in fiscal 2012.
- As of November 30, 2013, we had $501.6 million in net debt (Non-GAAP measure) compared to $86.6 million as of November 30, 2012.
- Funded backlog was $1,664 million as of November 30, 2013 compared to $1,018 million as of November 30, 2012.

We provide Non-GAAP measures as a supplement to financial results based on GAAP. A reconciliation of the Non-GAAP measures to the most directly comparable GAAP measures is presented later in this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Operating Segment Information" and "Use of Non-GAAP Financial Measures."

In July 2012, we signed the Original Purchase Agreement with UTC to acquire the Rocketdyne Business from UTC for $550 million. On June 10, 2013, the FTC announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On June 12, 2013, we entered into the Amended and Restated Purchase Agreement with UTC, which amended and restated the Original Purchase Agreement, as amended. On June 14, 2013, we completed the acquisition of substantially all of the Rocketdyne Business pursuant to the Amended and Restated Purchase Agreement. The aggregate consideration to UTC was $411 million, paid in cash, which represents the initial purchase price of $550 million reduced by $55 million relating to the pending future acquisition of UTC's 50% ownership interest of RD Amross (a joint venture with NPO Energomash of Khimki, Russia which sells RD-180 engines to RD Amross), and the portion of the UTC business that markets and supports the sale of RD-180 engines. The acquisition of UTC's 50% ownership interest of RD Amross and UTC's related business is contingent upon certain conditions including receipt of certain Russian governmental regulatory approvals, which may not be obtained. The purchase price was further adjusted for advance payments on contracts, capital expenditures and other net assets, and is subject further to post-closing adjustments. See Note 4 in Notes to Consolidated Financial Statements.

The Rocketdyne Business was the largest liquid rocket propulsion designer, developer, and manufacturer in the United States. As the primary propulsion system provider to the U.S. government, specifically NASA and the DoD through ULA, Rocketdyne was considered to be a leader in liquid launch propulsion and hypersonic systems. For more than 50 years, Rocketdyne has set the standard in space propulsion design, development and manufacturing. Rocketdyne has powered nearly all of NASA's human-rated launch vehicles to date and has recorded more than 1,600 space launches. Rocketdyne propulsion systems have powered missions to nearly every planet in the solar system and have been a cornerstone to the U.S. Space Program since its inception. Additionally, Rocketdyne propulsion systems are vital to the launch of astronauts and cargo required for space exploration and for U.S. military and commercial satellites.

We believe the Rocketdyne Business acquisition provides strategic value for the country, our customers, and our stakeholders. We anticipate that the combined enterprise will be better positioned to compete in a dynamic, highly competitive marketplace, and provide more affordable products for our customers. In addition, this transaction is expected to transform our business and provide additional growth opportunities as we build upon the complementary capabilities of each legacy company.

The unaudited pro forma information for the periods set forth below gives effect to the Acquisition as if it had occurred at the beginning of each respective fiscal year. These amounts have been calculated after applying our accounting policies and adjusting the results of the Rocketdyne Business to reflect depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied as at the beginning of each respective year, together with the tax effects, as applicable. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the Acquisition been consummated as of that time or that may result in the future.

	Year Ended		
	2013	2012	2011
	(In millions, except per share amounts)		
Net sales:			
As reported	$1,383.1	$ 994.9	$ 918.1
Pro forma	$1,762.7	$1,694.0	$1,572.7
Net income (loss):			
As reported	$ 167.9	$ (2.6)	$ 2.9
Pro forma	$ 30.7	$ 38.2	$ (142.1)
Basic EPS:			
Income (loss) per share:			
As reported	$ 2.76	$ (0.04)	$ 0.05
Pro forma	$ 0.50	$ 0.64	$ (2.42)
Diluted EPS:			
Income (loss) per share:			
As reported	$ 2.11	$ (0.04)	$ 0.05
Pro forma	$ 0.47	$ 0.56	$ (2.42)

On January 28, 2013, we issued $460.0 million in aggregate principal amount of our 7 ⅛% Notes. The 7 ⅛% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the U.S. in accordance with Regulation S under the Securities Act. The net proceeds of the 7 ⅛% Notes offering were used to fund, in part, the acquisition of the Rocketdyne Business, and to pay related fees and expenses in June 2013. In November 2013, the 7 ⅛% Notes were registered under the Securities Act.

We incurred substantial expenses in connection with the Acquisition. A summary of the expenses related to the Acquisition recorded in fiscal 2012 ($11.6 million) and fiscal 2013 ($20.0 million) is as follows (in millions):

Legal expenses	$16.4
Professional fees and consulting	8.9
Internal labor	3.4
Costs related to the previously planned divestiture of the Liquid Divert and Attitude Control Systems (the "LDACS") business, including $0.3 million of internal labor	1.7
Other	1.2
	$31.6

As of November 30, 2012, we classified our LDACS program as assets held for sale because we expected that we would be required to divest the LDACS product line in order to consummate the Acquisition. However, as of May 31, 2013, we believed that we would not be required to divest the LDACS product line in order to consummate the Acquisition based on conversations with the FTC. On June 10, 2013, the FTC announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and we were not required to divest our LDACS business (see Note 14 in Notes to Consolidated Financial Statements).

We are operating in an environment that is characterized by both increasing complexity in the global security environment, as well as continuing worldwide economic pressures. A significant component of our strategy in this environment is to focus on delivering excellent performance to our customers, driving improvements and efficiencies across our operations, and creating value through the enhancement and expansion of our business.

Some of the significant challenges we face are as follows: dependence upon government programs and contracts, future reductions or changes in U.S. government spending in our industry, integration of the Rocketdyne Business, environmental matters, capital structure, an underfunded pension plan, stabilization of our ERP system, and the future integration of the recently acquired Rocketdyne Business into our ERP system. Some of these matters are discussed in more detail below.

Major Customers

The principal end user customers of our products and technology are agencies of the U.S. government. Since a majority of our sales are, directly or indirectly, to the U.S. government, funding for the purchase of our products and services generally follows trends in U.S. aerospace and defense spending.

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended		
	2013	2012	2011
Raytheon	32%	37%	36%
Lockheed Martin	23	32	28
ULA	18	*	*

* Less than 10%.

Sales to the U.S. government and its agencies, including sales to our significant customers discussed above, were as follows (dollars in millions):

	U.S. Government Sales	Percentage of Net Sales
Fiscal 2013	$1,311.0	95%
Fiscal 2012	936.9	94
Fiscal 2011	855.8	93

The Standard Missile program, which is included in the U.S. government sales, represented 22%, 25%, and 24% of net sales for fiscal 2013, 2012, and 2011, respectively.

Industry Update

Our primary aerospace and defense customers include the DoD and its agencies, NASA, and the prime contractors that supply products to these customers. We are seeing more opportunities for commercial in-launch and in-space business. In addition, sales to our aerospace and defense customers that provide products to international customers continue to grow. However, we rely on particular levels of U.S. government spending on propulsion systems for defense, space and armament systems for precision tactical weapon systems and munitions applications, and our backlog depends, in a large part, on continued funding by the U.S. government for the programs in which we are involved. These spending levels are not generally correlated with any specific economic cycle, but rather follow the cycle of general public policy and political support for this type of spending. Moreover, although our contracts often contemplate that our services will be performed over a period of several years, the U.S. President must propose and Congress must appropriate funds for a given program each GFY and may significantly change, increase, reduce or eliminate, funding for a program. A decrease in DoD and/or NASA expenditures, the elimination or curtailment of a material program in which we are involved, or changes in payment patterns of our customers as a result of changes in U.S. government spending, could have a material adverse effect on our operating results, financial condition, and/or cash flows.

The Bipartisan Budget Act of 2013 set overall discretionary spending levels for GFY 2014 and eased sequestration cuts to the DoD and other federal agencies (e.g., NASA) for GFY 2014 and 2015, paving the way for an eventual agreement on GFY 2014 Appropriations for all federal agencies. In relatively short order, Congress was able to pass the Consolidated (so-called "Omnibus") Appropriation bill for GFY 2014. The Defense portion of the bill was below the President's requested level of funding for GFY 2014 but roughly the same as the post-sequester GFY13 DoD Appropriation levels. Funding for NASA was also below the President's Budget Request for GFY 2014 but up from the post-sequester GFY13 NASA Appropriation level.

Despite overall U.S. government budget spending pressures, we believe we are well-positioned to benefit from spending in DoD and NASA priority areas. This view reflects the DoD's strategic guidance report released in January 2012 which affirms support for many of our core programs and points toward continued DoD investment in: access to space — in order to ensure access to this highly congested and contested "global commons"; missile defense — in order to protect the homeland, counter weapons of mass destruction and enhance space-based capabilities; and power projection by tactical missile systems.

During 2013, Congress began consideration of a new NASA Authorization Act, authorizing NASA funding for the next several years, starting with GFY 2014. Ultimately, Congress did not complete action on a new NASA Authorization in 2013, but will likely resume consideration in 2014. In 2010, the NASA Authorization Act, which remains in effect, impacted GFYs 2011-2013. NASA has identified the SLS program as one of its top priorities in the NASA portion of the GFY 2014 President's Budget Request. The SLS program also enjoys wide bipartisan support in both chambers of Congress. We maintain a strong relationship with NASA and our propulsion systems have been powering NASA launch vehicles and spacecraft since the inception of the U.S. Space Program. Our booster and upper stage propulsion systems are currently baselined on the new SLS vehicle and both upper stage and booster engines are in development for future SLS variants. Due to the retirement of the space shuttle fleet, U.S. astronauts are now dependent on Russian Soyuz flights for access to the ISS for the better part of this decade. NASA has indicated that it is working to re-establish U.S. manned space capability as soon as possible through development of the commercial cargo and crew ISS resupply capability and the heavy lift SLS designed for manned deep space exploration. In both instances, we have significant propulsion content.

Environmental Matters

Our current and former business operations are subject to, and affected by, federal, state, local, and foreign environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation, and remediation of certain materials, substances, and wastes. Our policy is to conduct our business with due regard for the preservation and protection of the environment. We continually assess compliance with these regulations and we believe our current operations are materially in compliance with all applicable environmental laws and regulations.

We review on a quarterly basis estimated future remediation costs that could be incurred over the contractual term or the next fifteen years of the expected remediation. These liabilities have not been discounted to their present value as the timing of cash payments is not fixed or reliably determinable. We have an established practice of estimating environmental remediation costs over a fifteen year period, except for those environmental remediation costs with a specific contractual term. With respect to the Baldwin Park Operable Unit ("BPOU") site, our estimates of anticipated environmental remediation costs only extend through the term of the project agreement for such site, which expires in 2017, since we are unable to reasonably estimate the related costs after the expiration of such agreement. Therefore no reserve has been accrued for this site for the period after the expiration of the project agreement and we will reevaluate the environmental reserves related to the BPOU site once the terms of a new agreement related to the site are available and we are able to reasonably estimate the related environmental remediation costs. At that time, the amount of reserves accrued following such reevaluation may be significant. As the period for which estimated environmental remediation costs increase, the reliability of such estimates decrease. These estimates consider the investigative work and analysis of engineers, outside environmental consultants, and the advice of legal staff regarding the status and anticipated results of various administrative and legal proceedings. In most cases, only a range of reasonably possible costs can be estimated. In establishing our reserves, the most probable estimate is used when determinable; otherwise, the minimum amount is used when no single amount in the range is more probable. Accordingly, such estimates can change as we periodically evaluate and revise such estimates as new information becomes available. We cannot predict whether new information gained as projects progress will affect the estimated liability accrued. The timing of payment for estimated future environmental costs is influenced by a number of factors such as the regulatory approval process and the time required to design, construct, and implement the remedy. A summary of our environmental reserves, recoverable amounts, and range of liability as of November 30, 2013 is presented below:

	Reserve	Recoverable Amount	Estimated Range of Liability
		(In millions)	
Sacramento	$128.0	$ 88.2	$128.0 – $199.5
Baldwin Park Operable Unit	26.9	18.5	26.9 – 57.3
Other Aerojet Rocketdyne sites	8.2	7.6	8.2 – 23.2
Other sites	8.2	0.8	8.2 – 9.8
Total	$171.3	$115.1	$171.3 – $289.8

Most of our environmental costs are incurred by our Aerospace and Defense segment, and certain of these future costs are allowable to be included in our contracts with the U.S. government and allocable to Northrop until the cumulative expenditure limitation is reached (discussed below).

On January 12, 1999, Aerojet Rocketdyne and the U.S. government implemented the Global Settlement resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet Rocketdyne and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the cleanup costs of the environmental contamination at the Sacramento and Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet Rocketdyne entered into the Northrop Agreement whereby Aerojet Rocketdyne is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations.

Pursuant to the Global Settlement, prior to the third quarter of fiscal 2010, approximately 12% of environmental costs related to Aerojet Rocketdyne's Sacramento site and its former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because our estimated environmental costs have reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs will not be reimbursable and were therefore directly charged to the consolidated statements of operations. However, we are seeking to amend our agreement with the U.S. government to increase the amount allocable to U.S. government contracts. There can be no assurances that we will be successful in this pursuit.

Allowable environmental costs are charged to our contracts as the costs are incurred. Aerojet Rocketdyne's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet Rocketdyne to continue recovering these costs from the U.S. government depends on Aerojet Rocketdyne's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business. Annually, we evaluate Aerojet Rocketdyne's forecasted business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business as part of its long-term business review. Since the acquisition of the Rocketdyne Business closed in the third quarter of fiscal 2013, the prospective mix of contracts may affect the actual reimbursement made by the U.S. government. Under the Global Settlement agreement, environmental costs are allocable to the newly acquired business. Additionally, we are reviewing the percentage of Global Settlement environmental costs allocable to our Aerojet Rocketdyne business and Northrop. Any change in the percentage allocable will require approval from the U.S. government and if received, this change may materially and favorably affect our results of operations in the period received along with future periods.

The inclusion of such environmental costs in our contracts with the U.S. government impacts our competitive pricing and earnings; however, we believe that this impact is mitigated by driving improvements and efficiencies across our operations as well as our ability to deliver innovative and quality products to our customers.

Capital Structure

We have a substantial amount of debt for which we are required to make interest and principal payments. Interest on long-term financing is not a recoverable cost under our U.S. government contracts. As of November 30, 2013, we had $699.2 million of debt principal outstanding. The fair value of the debt outstanding at November 30, 2013 was $938.6 million.

Retirement Benefits

We do not expect to make any significant cash contributions to our government contractor business segment, Aerojet Rocketdyne, tax-qualified defined benefit pension plan until fiscal 2015, which will be recoverable through our U.S government contracts. Additionally, we do not expect to make any significant cash contributions to the GenCorp tax-qualified defined benefit pension plan until fiscal 2018 or later, which will not be recoverable through our U.S. government contracts.

In addition, under the Office of Federal Procurement Policy rules, we will recover portions of any required pension funding through our government contracts and we estimate that approximately 91% of our unfunded pension obligation as of November 30, 2013 is related to our government contracting business.

We estimate that our retirement benefit expense will be approximately $36 million in fiscal 2014.

The funded status of our pension plans may be adversely affected by the investment experience of the plans' assets, by any changes in U.S. law and by changes in the statutory interest rates used by tax-qualified pension plans in the U.S. to calculate funding requirements. Accordingly, if the performance of our plans' assets does not meet our assumptions, if there are changes to the Internal Revenue Service regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plans could be higher than we expect.

Implementation of ERP System

During fiscal 2010, we conducted a thorough review of our business to assess the effectiveness of our current business processes and supporting information systems. After extensive study and analysis, we determined that there are many potential benefits from the investment in a state-of-the-art ERP system. The benefits will be achieved through the integration of our data and processes into one single system based upon industry best business practices.

We selected the Oracle Business Suite as our ERP solution. Work began on the project in fiscal 2011 and we implemented the ERP system in June 2013. The one-time cost through the date of the implementation, both capital and expense, was $52.4 million, consisting primarily of software and hardware costs, system integrator costs, labor costs, and data migration.

The integration of the Rocketdyne Business into our ERP solution is scheduled to be complete by January 1, 2015. Any extension beyond January 1, 2015 will result in us incurring additional implementation costs and require fees be paid to UTC for additional transitional services costs.

We expect that the new ERP system will provide reliable, transparent, and real-time data access providing us with the opportunity to make better and faster business decisions. We expect the integration among various functional areas will lead to improved communication, productivity and efficiency. These improvements should enhance our ability to respond to our customers' needs and lead to increased customer satisfaction. Other advantages we expect to realize by centralization of our current systems into an ERP system are to eliminate difficulties in synchronizing changes between multiple systems, improve coordination of business processes that cross functional boundaries and provide a top-down view of the enterprise.

Results of Operations

	Year Ended		
	2013	2012	2011
		(In millions)	
Net sales	$1,383.1	$994.9	$918.1
Operating costs and expenses:			
Cost of sales (exclusive of items shown separately below)	1,229.6	869.6	799.3
Selling, general and administrative	53.6	41.9	40.9
Depreciation and amortization	43.8	22.3	24.6
Other expense, net	33.8	26.2	14.5
Total operating costs and expenses	1,360.8	960.0	879.3
Operating income	22.3	34.9	38.8
Non-operating (income) expense			
Interest expense	48.7	22.3	30.8
Interest income	(0.2)	(0.6)	(1.0)
Total non-operating expense, net	48.5	21.7	29.8
(Loss) income from continuing operations before income taxes	(26.2)	13.2	9.0
Income tax (benefit) provision	(193.9)	18.9	6.1
Income (loss) from continuing operations	167.7	(5.7)	2.9
Income from discontinued operations, net of income taxes	0.2	3.1	—
Net income (loss)	$ 167.9	$ (2.6)	$ 2.9

Net sales

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change**
			(In millions)			
Net sales	$1,383.1	$994.9	$388.2	$994.9	$918.1	$76.8

* *Primary reason for change.* The increase in net sales was primarily due to the following: (i) sales from the Rocketdyne Business contributed $319.4 million of net sales from the acquisition date of June 14, 2013; (ii) an increase of $53.7 million in the various Standard Missile programs primarily from increased development activities for the Throttling Divert and Attitude Control System for the Standard Missile-3 Block IIA program and increased deliveries on the Standard Missile-1 Regrain program; and (iii) increased deliveries on the Atlas V program generating additional sales of $21.0 million. The increase in net sales was partially offset by a reduction of $16.1 million on the Bomb Live Unit — 129B ("BLU-129B") composite case program due to completion of the contract in fiscal 2012 and the timing of the follow-on BLU-129B contract which is valued at $16.0 million.

Our fiscal year ends on November 30 of each year. The fiscal year of our subsidiary, Aerojet Rocketdyne, ends on the last Saturday of November. As a result of the 2013 calendar, we had 53 weeks of operations in fiscal 2013 compared to 52 weeks of operations in the fiscal 2012. The additional week of operations in fiscal 2013 accounted for $27.8 million in additional net sales.

** *Primary reason for change.* The increase in net sales was primarily due to (i) increased deliveries on the THAAD program generating $39.6 million in additional net sales; (ii) an increase of $34.5 million in the various Standard Missile programs primarily from the timing of deliveries; and (iii) increased engineering technology activities on the T3 development contracts resulting in $17.7 million of additional net sales. The increase in net sales was partially offset by a reduction of $24.9 million on the Hawk program due to the completion of the production contract in the first quarter of fiscal 2012.

Sales by contract type were as follows:

	Year Ended		
	2013	2012	2011
Fixed-price contracts	46%	52%	53%
Cost reimbursable contracts	49	42	41
Other sales including commercial contracts and real estate activities	5	6	6
Total	100%	100%	100%

Cost of sales (exclusive of items shown separately below)

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change*
	(In millions, except percentage amounts)					
Cost of sales (exclusive of items shown separately below)	$1,229.6	$869.6	$360.0	$869.6	$799.3	$70.3
Percentage of net sales	88.9%	87.4%		87.4%	87.1%	
Percentage of net sales excluding retirement benefit expense and step-up in fair value of inventory	85.5%	85.5%		85.5%	84.8%	
Components of cost of sales:						
Cost of sales excluding retirement benefit expense and step-up in fair value of inventory	$1,183.2	$850.7	$332.5	$850.7	$778.3	$72.4
Cost of sales associated with the Acquisition step-up in fair value of inventory not allocable to our U.S. government contracts	2.2	—	2.2	—	—	—
Retirement benefit plan expense	44.2	18.9	25.3	18.9	21.0	(2.1)
Cost of sales	$1,229.6	$869.6	$360.0	$869.6	$799.3	$70.3

* *Primary reason for change.* Cost of sales as a percentage of net sales excluding retirement benefit expense and step-up in fair value of inventory was essentially unchanged.

Selling, general and administrative ("SG&A")

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change**
	(In millions, except percentage amounts)					
SG&A	$53.6	$41.9	$11.7	$41.9	$40.9	$ 1.0
Percentage of net sales	3.9%	4.2%		4.2%	4.5%	
Components of SG&A:						
SG&A excluding retirement benefit expense and stock based compensation	$18.7	$13.3	$ 5.4	$13.3	$11.8	$ 1.5
Retirement benefit plan expense	20.8	22.1	(1.3)	22.1	25.4	(3.3)
Stock-based compensation	14.1	6.5	7.6	6.5	3.7	2.8
SG&A	$53.6	$41.9	$11.7	$41.9	$40.9	$ 1.0

* *Primary reason for change.* The increase in SG&A expense was primarily due to (i) an increase of $7.6 million in stock-based compensation primarily as a result of increases in the fair value of the stock appreciation rights and (ii) an increase in legal and consulting expenses related to various corporate activities.

** *Primary reason for change.* The increase in SG&A expense is primarily related to (i) an increase of $2.8 million in stock-based compensation primarily due to changes in the fair value of the stock appreciation rights and (ii) an increase in professional and consulting fees of $1.1 million related to our continuing evaluation of our corporate strategy. The increase in SG&A was partially offset by a decrease of $3.3 million of non-cash corporate retirement benefit plan expenses. See discussion of "Retirement Benefit Plans" below.

Depreciation and amortization

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change**
			(In millions)			
Depreciation and amortization	$43.8	$22.3	$21.5	$22.3	$24.6	$(2.3)

* *Primary reason for change.* The increase in depreciation and amortization is primarily related to the following: (i) $15.2 million of depreciation expense related to the Rocketdyne Business since the acquisition of which $10.3 million was associated with the step-up in fair value of the tangible assets not allocable to our U.S. government contracts and (ii) $5.0 million of amortization of intangibles associated with the Rocketdyne Business since the acquisition.

** *Primary reason for change.* The decrease in depreciation and amortization is primarily related to the following (i) a reduction in the estimated useful life of tangible assets related to our fire suppression programs in the third quarter of fiscal 2011 and (ii) a decrease in the capital expenditures put into service in fiscal 2012.

Other expense, net

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change**
			(In millions)			
Other expense, net	$33.8	$26.2	$7.6	$26.2	$14.5	$11.7

* *Primary reason for change.* The increase in other expense, net was primarily due to an increase in unusual item charges of $11.8 million partially offset by a decrease of $3.2 million in environmental remediation expenses and a $1.5 million contribution pledged in fiscal 2012 to support space science education. See Notes 8(c) and 8(d) in Notes to Consolidated Financial Statements for additional discussion of environmental remediation matters. See discussion of unusual items below.

** *Primary reason for change.* The increase in other expense, net was primarily due to the following: (i) an increase in unusual item charges of $7.1 million; (ii) higher non-reimbursable environmental remediation costs of $3.0 million; and (iii) a $1.5 million contribution pledged in fiscal 2012 to support space science education. See discussion of unusual items below.

Total unusual items expense, a component of other expense, net in the consolidated statements of operations, was as follows:

	Year Ended		
	2013	2012	2011
		(In millions)	
Aerospace and Defense:			
(Gain) loss on legal matters and settlements	$(1.0)	$ 0.7	$4.1
Rocketdyne Business acquisition related costs	2.6	—	—
Aerospace and defense unusual items	1.6	0.7	4.1
Corporate:			
Rocketdyne Business acquisition related costs	17.4	11.6	—
Loss on debt repurchased	5.0	0.4	0.2
Loss on legal settlement	0.5	—	—
Loss on bank amendment	—	—	1.3
Corporate unusual items	22.9	12.0	1.5
Total unusual items	$24.5	$12.7	$5.6

Fiscal 2013 Activity:

We recorded a charge of $0.5 million related to a legal settlement.

We recorded ($1.0) million in gains and interest associated with the failure to register with the SEC the issuance of certain of our common shares under the defined contribution 401(k) employee benefit plan.

We incurred expenses of $20.0 million, including internal labor costs of $1.4 million, related to the Rocketdyne Business acquisition.

A summary of our losses on the 4 1/16% Debentures repurchased during fiscal 2013 is as follows (in millions):

Principal amount repurchased	$ 5.2
Cash repurchase price	(10.1)
Write-off of the deferred financing costs	(0.1)
Loss on 4 1/16% Debentures repurchased	$ (5.0)

The $5.2 million principal of 4 1/16% Debentures repurchased were convertible into 0.6 million shares of common stock.

Fiscal 2012 Activity

We recorded $0.7 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of our common shares under the defined contribution 401(k) employee benefit plan.

We incurred expenses of $11.6 million, including internal labor costs of $2.0 million, related to the Rocketdyne Business acquisition announced in July 2012.

We redeemed $75.0 million of our 9 1/2% Senior Subordinated Notes ("9 1/2% Notes") at a redemption price of 100% of the principal amount. The redemption resulted in a charge of $0.4 million associated with the write-off of the 9 1/2% Notes deferred financing costs.

Fiscal 2011 Activity

We recorded a charge of $3.3 million related to a legal settlement and $0.8 million for realized losses and interest associated with the failure to register with the SEC the issuance of certain of our common shares under the defined contribution 401(k) employee benefit plan.

During fiscal 2011, we repurchased $22.0 million principal amount of our 2 1/4% Convertible Subordinated Debentures ("2 1/4% Debentures") at various prices ranging from 99.0% of par to 99.6% of par resulting in a loss of $0.2 million.

In addition, during fiscal 2011, we recorded $1.3 million of losses related to an amendment to the Senior Credit Facility.

Interest expense

	Year Ended			Year Ended		
	2013	**2012**	**Change***	**2012**	**2011**	**Change****
			(In millions)			
Interest expense	$48.7	$22.3	$26.4	$22.3	$30.8	$(8.5)
Components of interest expense:						
Contractual interest and other	44.2	19.4	24.8	19.4	24.1	(4.7)
Debt discount amortization	—	—	—	—	3.5	(3.5)
Amortization of deferred financing costs	4.5	2.9	1.6	2.9	3.2	(0.3)

* *Primary reason for change.* The increase in interest expense was primarily due to the issuance of the 7 1/8% Notes in January 2013 related to the acquisition of the Rocketdyne Business.

** *Primary reason for change.* The decrease in interest expense was primarily due to the repurchase of debt in fiscal 2012 and 2011. We repurchased $68.4 million of the outstanding 2 1⁄4% Debentures in fiscal 2011 and repurchased $75.0 million of the outstanding 9 1⁄2% Notes in fiscal 2012.

Interest income

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change*
			(In millions)			
Interest income	$0.2	$0.6	$(0.4)	$0.6	$1.0	$(0.4)

* *Primary reason for change.* Interest income was essentially unchanged for the periods presented.

Income tax (benefit) provision

	Year Ended		
	2013	2012	2011
		(In millions)	
Income tax (benefit) provision	$(193.9)	$18.9	$6.1

The following table shows the reconciling items between the income tax (benefit) provision using the federal statutory rate and our reported income tax (benefit) provision.

	Year Ended		
	2013	2012	2011
		(In millions)	
Statutory U.S. federal income tax rate	$ (9.2)	$ 4.6	$ 3.2
State and local income taxes, net of U.S. federal income tax effect	(1.9)	2.7	2.7
Changes in state income tax rates	(7.7)	—	—
Tax settlements and refund claims, including interest	—	—	0.3
Reserve adjustments	1.5	2.8	0.1
Valuation allowance adjustments	(178.4)	13.0	(4.0)
Rescindable common stock interest and realized (gains) losses	(0.4)	0.2	0.3
Non-deductible convertible subordinated notes interest	4.5	2.8	2.8
Deferred net operating loss to additional paid in capital	—	3.1	0.2
Research credits	(1.2)	(10.0)	—
Benefit of manufacturing deductions	—	(1.3)	—
Retroactive change in federal tax law	(1.4)	—	—
Other, net	0.3	1.0	0.5
Income tax (benefit) provision	$(193.9)	$ 18.9	$ 6.1

In fiscal 2013, our effective tax rate was an income tax benefit of 740.1% on a pre-tax loss of $26.2 million. Our effective tax rate differed from the 35% statutory federal income tax rate due largely to the release of a significant portion of the valuation allowance previously recorded against deferred tax assets, the impact of state income taxes, and certain non-deductible interest expense. We released $282.4 million of the valuation allowance that existed at the beginning of the year, of which approximately $178.7 million was recorded as an income tax benefit to continuing operations, $1.1 million to discontinued operations, and $102.6 million was recorded in other comprehensive income.

The timing of recording or releasing a valuation allowance requires significant management judgment. The amount of the valuation allowance released by us represents a portion of deferred tax assets that was deemed more-likely-than-not that we will realize the benefits based on the analysis in which the positive evidence outweighed the negative evidence.

A valuation allowance is required when it is more-likely-than-not that all or a portion of deferred tax assets may not be realized. Establishment and removal of a valuation allowance requires management to consider all positive and negative evidence and make a judgmental decision regarding the amount of valuation allowance required as of a reporting date. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. In the evaluation as of November 30, 2013, management has considered all available evidence, both positive and negative, including but not limited to the following:

Positive evidence

- The three year other comprehensive cumulative income position as of the end of fiscal 2013;
- The improved pro forma historical operating results when combined with that of the Rocketdyne Business, continued growth in contract backlog, and the anticipated impact of the Rocketdyne Business financial results on our forecasted financial performance;
- The decrease in the projected pension obligation at November 30, 2013 due to the upward trend in the discount rate during fiscal 2013, which lowered future projected pension expense;
- Our recent history of generating taxable income which has allowed for the utilization of tax credit carryforwards; and
- Favorable trends with respect to Congressional action regarding sequestration from the Budget Control Act of 2011.

Negative evidence

- The lack of objective, verifiable evidence to predict future aerospace and defense spending associated with the Budget Control Act of 2011, including which governmental spending accounts may be subject to sequestration, the percentage reduction with respect thereto, and the latitude agencies will have in selecting specific expenditures to cut;
- The significance of our defined benefit pension obligation and related impact it could have in future years; and
- The additional indebtedness incurred in fiscal 2013 related to the acquisition of the Rocketdyne Business.

During fiscal 2013, we concluded the positive evidence supporting the release of the valuation allowance previously recorded against substantially all of our net deferred tax assets outweighed the negative evidence supporting retention of the reserve. The evidence included the improved expected operating profits as a result of the Rocketdyne Business acquisition in the third quarter of fiscal 2013 and significant improvements surrounding the measurement of our defined benefit pension plan liability as of November 30, 2013. Accordingly, the valuation allowance that relates to expected future operating income was released in the third quarter of fiscal 2013 and allocated to continuing operations. The valuation allowance that was related to the gain in other comprehensive income, due to significant improvements surrounding the measurement of our defined benefit pension plan liability, was released through other comprehensive income in the fourth quarter of fiscal 2013 when the defined benefit pension plan gain was recognized. We will continue to evaluate the ability to realize our net deferred tax assets and the remaining valuation allowance on a quarterly basis.

Discontinued Operations:

On August 31, 2004, we completed the sale of our GDX Automotive business. On November 30, 2005, we completed the sale of our Fine Chemicals business. The remaining subsidiaries after the sale of GDX Automotive, including Snappon SA, and the Fine Chemicals business are classified as discontinued operations in our Consolidated Financial Statements.

In November 2003, we announced the closing of a GDX manufacturing facility in Chartres, France owned by Snappon SA, a subsidiary of the Company. The decision resulted primarily from declining sales volumes with French automobile manufacturers. In June 2004, we completed the legal process for closing the facility and establishing a social plan. During fiscal 2009, an expense of approximately €2.9 million ($3.8 million) was recorded related to legal judgments rendered against Snappon SA under French law, related to wrongful discharge claims by certain former employees of Snappon SA. During fiscal 2009, Snappon SA filed for declaration of suspensions of payments with the clerk's office of the Paris Commercial Court. During fiscal 2012, we released a $3.8 million loss contingency reserve for discharged employee claims.

During fiscal 2012, we recorded a charge of $1.0 million for environmental obligations related to our former Fine Chemicals business.

Summarized financial information for discontinued operations is set forth below:

	Year Ended		
	2013	2012	2011
	(In millions)		
Net sales	$ —	$ —	$—
(Loss) income before income taxes(1)	(0.9)	2.6	—
Income tax benefit	1.1	0.5	—
Income from discontinued operations	0.2	3.1	—

(1) Includes foreign currency transaction (losses) and gains of ($0.2) million in fiscal 2013, $0.4 million in fiscal 2012, and ($0.3) million in fiscal 2011.

Retirement Benefit Plans:

Components of retirement benefit expense are:

	Year Ended		
	2013	2012	2011
	(In millions)		
Service cost(1)	$ 6.4	$ 4.6	$ 4.0
Interest cost on benefit obligation	63.4	76.8	81.9
Assumed return on plan assets(2)	(96.4)	(99.2)	(102.4)
Amortization of prior service (credits) costs	(0.9)	(0.1)	0.1
Amortization of net losses	92.5	58.9	62.8
Net retirement benefit expense	$ 65.0	$ 41.0	$ 46.4

(1) Service cost for pension benefits represents the administrative costs of the tax-qualified pension plan and the service cost for Rocketdyne's bargaining unit employees from the acquisition date of June 14, 2013 to November 30, 2013.

(2) The actual return and rate of return on plan assets are as follows:

	Year Ended		
	2013	2012	2011
	(In millions, except rate of return)		
Actual return on plan assets	$150.2	$81.2	$54.5
Actual rate of return on plan assets	12.5%	6.5%	3.8%

We estimate that our non-cash retirement benefit expense will be approximately $36 million in fiscal 2014 compared to $65.0 million in fiscal 2013. The timing of recognition of pension expense in our financial statements differs from the timing of the required pension funding under PPA or the amount of funding that can be recorded in our overhead rates through our government contracting business.

Market conditions and interest rates significantly affect the assets and liabilities of our pension plans. Pension accounting permits market gains and losses to be deferred and recognized over a period of years. This "smoothing" results in the creation of other accumulated income or losses which will be amortized to retirement benefit expense in future years. The accounting method we utilize recognizes one-fifth of the unamortized gains and losses in the market-related value of pension assets and all other gains and losses, including changes in the discount rate used to calculate benefit costs each year. Investment gains or losses for this purpose are the difference between the expected return and the actual return on the market-related value of assets which smoothes asset values over three years. Although the smoothing period mitigates some volatility in the calculation of annual retirement benefit expense, future expenses are impacted by changes in the market value of pension plan assets and changes in interest rates.

Additionally, we sponsor a defined contribution 401(k) plan and participation in the plan is available to all employees. Our contributions to the 401(k) plan were $14.7 million in fiscal 2013, $10.8 million in fiscal 2012, and $9.9 million in fiscal 2011. The cost is recoverable through our overhead rates on our U.S. government contracts.

Operating Segment Information:

We evaluate our operating segments based on several factors, of which the primary financial measure is segment performance. Segment performance, which is a non-GAAP financial measure, represents net sales from continuing operations less applicable costs, expenses and provisions for unusual items relating to the segment. Excluded from segment performance are: corporate income and expenses, interest expense, interest income, income taxes, and provisions for unusual items not related to the segment. We believe that segment performance provides information useful to investors in understanding our underlying operational performance. In addition, we provide the non-GAAP financial measures of our operational performance called segment performance before environmental remediation provision adjustments, retirement benefit plan expense and unusual items. We believe the exclusion of the items listed above permits an evaluation and a comparison of results for ongoing business operations, and it is on this basis that management internally assesses operational performance.

Aerospace and Defense Segment

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change**
	(In millions, except percentage amounts)					
Net Sales	$1,377.4	$986.1	$391.3	$986.1	$909.7	$76.4
Segment Performance(1)	97.2	84.5	12.7	84.5	74.6	9.9
Segment margin	7.1%	8.6%		8.6%	8.2%	
Segment margin before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items (Non-GAAP measure)(1)	10.7%	11.7%		11.7%	11.9%	
Components of segment performance:						
Aerospace and Defense(1)	$ 147.6	$115.5	$ 32.1	$115.5	$108.6	$ 6.9
Environmental remediation provision adjustments	(4.6)	(11.4)	6.8	(11.4)	(8.9)	(2.5)
Retirement benefit plan expense	(44.2)	(18.9)	(25.3)	(18.9)	(21.0)	2.1
Unusual items	(1.6)	(0.7)	(0.9)	(0.7)	(4.1)	3.4
Aerospace and Defense total(1)	$ 97.2	$ 84.5	$ 12.7	$ 84.5	$ 74.6	$ 9.9

(1) Includes expenses of $17.5 million, 1.3% of net sales, in fiscal 2013 related to the following (i) depreciation associated with the step-up in fair value of tangible assets not allocable to our U.S. government contracts; (ii) amortization of intangible assets associated with the Rocketdyne Business acquisition; and (iii) cost of sales associated with the step-up in fair value of inventory not allocable to our U.S. government contracts.

* *Primary reason for change.* The increase in net sales was primarily due to the following: (i) sales from the Rocketdyne Business contributed $319.4 million of net sales from the acquisition date of June 14, 2013; (ii) an increase of $53.7 million in the various Standard Missile programs primarily from increased development activities for the Throttling Divert and Attitude Control System for the Standard Missile-3 Block IIA program and increased deliveries on the Standard Missile-1 Regrain program; and (iii) increased deliveries on the Atlas V program generating additional sales of $21.0 million. The increase in net sales was partially offset by a reduction of $16.1 million on the BLU-129B composite case program due to completion

of the contract in fiscal 2012 and the timing of the follow-on BLU-129B contract which is valued at $16.0 million.

Our fiscal year ends on November 30 of each year. The fiscal year of our subsidiary, Aerojet Rocketdyne, ends on the last Saturday of November. As a result of the 2013 calendar, Aerojet Rocketdyne had 53 weeks of operations in fiscal 2013 compared to 52 weeks of operations in fiscal 2012 and 2011. The additional week of operations, which occurred in the first quarter of fiscal 2013, accounted for $27.8 million in additional net sales.

The decrease in the segment margin before environmental remediation provision adjustments, retirement benefit plan expense and unusual items compared to the comparable prior year period was driven by higher depreciation and amortization expense of $21.4 million or 1.6% of net sales, primarily related to the valuation of the assets acquired from the Rocketdyne Business.

** *Primary reason for change.* The increase in net sales was primarily due to (i) increased deliveries on the THAAD program generating $39.6 million in additional net sales; (ii) an increase of $34.5 million in the various Standard Missile programs primarily from the timing of deliveries; and (iii) increased engineering technology activities on the T3 contracts resulting in $17.7 million of additional net sales. The increase in net sales was partially offset by a reduction of $24.9 million on the Hawk program due to the completion of the production contract in the first quarter of fiscal 2012.

Segment margin before environmental remediation provision adjustments, retirement benefit plan expense, and unusual items (Non-GAAP measure) was 11.7% for fiscal 2012, compared to 11.9% for fiscal 2011.

Real Estate Segment

	Year Ended			Year Ended		
	2013	2012	Change*	2012	2011	Change**
			(In millions)			
Net Sales	$5.7	$8.8	$(3.1)	$8.8	$8.4	$ 0.4
Segment Performance	3.8	3.7	0.1	3.7	5.6	(1.9)

* *Primary reason for change.* Net sales and segment performance consist primarily of rental property operations. Fiscal 2012 results included $3.7 million in land sales resulting in a gain of $0.2 million.

** *Primary reason for change.* Net sales and segment performance consist primarily of rental property operations. Fiscal 2012 results included $3.7 million in land sales resulting in a gain of $0.2 million. The decrease in segment performance is primarily due to gains on land sales in fiscal 2011 and higher rental operation costs in fiscal 2012.

Use of Non-GAAP Financial Measures

In addition to segment performance (discussed above), we provide the Non-GAAP financial measure of our operational performance called Adjusted EBITDAP. We use this metric to further our understanding of the historical and prospective consolidated core operating performance of our segments, net of expenses incurred by our corporate activities in the ordinary, ongoing and customary course of our operations. Further, we believe that to effectively compare the core operating performance metric from period to period on a historical and prospective basis, the metric should exclude items relating to retirement benefits (pension and postretirement benefits), significant non-cash expenses, the impacts of financing decisions on earnings, and items incurred outside the ordinary, ongoing and customary course of our operations. Accordingly, we define Adjusted EBITDAP as GAAP income from continuing operations before income taxes adjusted by interest expense, interest income, depreciation and amortization, retirement benefit expense, and unusual items which we do not believe are reflective of such ordinary, ongoing and customary course activities. Adjusted EBITDAP does not represent, and should not be considered an alternative to, net income (loss), as determined in accordance with GAAP.

	Year Ended		
	2013(1)(2)	2012(1)	2011(1)
	(In millions)		
(Loss) income from continuing operations before income taxes	$(26.2)	$ 13.2	$ 9.0
Interest expense	48.7	22.3	30.8
Interest income	(0.2)	(0.6)	(1.0)
Depreciation and amortization	43.8	22.3	24.6
Retirement benefit expense	65.0	41.0	46.4
Unusual items			
Rocketdyne Business acquisition related costs	20.0	11.6	—
(Gain) loss on legal matters and settlements	(0.5)	0.7	4.1
Loss on bank amendment	—	—	1.3
Loss on debt repurchased	5.0	0.4	0.2
Adjusted EBITDAP	$155.6	$110.9	$115.4
Adjusted EBITDAP as a percentage of net sales	11.3%	11.1%	12.6%

(1) Stock-based compensation expense was $14.1 million, or 1.0% of net sales, $6.5 million, or 0.7% of net sales, and $3.7 million, 0.4% of net sales, for fiscal 2013, fiscal 2012, and fiscal 2011, respectively.

(2) Cost of sales associated with the step-up in fair value of inventory not allocable to our U.S. government contracts was $2.2 million, or 0.2% of net sales, in fiscal 2013.

In addition to segment performance and Adjusted EBITDAP, we provide the Non-GAAP financial measures of free cash flow and net debt. We use these financial measures, both in presenting our results to stockholders and the investment community, and in our internal evaluation and management of the business. Management believes that these financial measures are useful to investors because they permit investors to view our business using the same tools that management uses to gauge progress in achieving our goals.

	Year Ended		
	2013(1)	2012(2)	2011
	(In millions)		
Cash provided by operating activities	$ 77.6	$ 86.2	$ 76.8
Capital expenditures	(63.2)	(37.2)	(21.1)
Free cash flow	$ 14.4	$ 49.0	$ 55.7

(1) Capital expenditures in fiscal 2013 related to the consolidation of the Rocketdyne facilities and ERP implementation were $41.8 million.

(2) Capital expenditures in fiscal 2012 related to the implementation of the ERP system was $14.9 million.

	As of November 30,		
	2013	2012	2011
	(In millions)		
Debt principal	$ 699.2	$ 248.7	$ 326.4
Cash and cash equivalents	(197.6)	(162.1)	(188.0)
Net debt	$ 501.6	$ 86.6	$ 138.4

Because our method for calculating the Non-GAAP measures may differ from other companies' methods, the Non-GAAP measures presented above may not be comparable to similarly titled measures reported by other companies. These measures are not recognized in accordance with GAAP, and we do not intend for this information to be considered in isolation or as a substitute for GAAP measures.

Environmental Matters

Our policy is to conduct our businesses with due regard for the preservation and protection of the environment. We devote a significant amount of resources and management attention to environmental matters and actively manage our ongoing processes to comply with environmental laws and regulations. We are involved in the remediation of environmental conditions that resulted from generally accepted manufacturing and disposal practices at certain plants in the 1950s and 1960s. In addition, we have been designated a PRP with other companies at third party sites undergoing investigation and remediation.

Estimating environmental remediation costs is difficult due to the significant uncertainties inherent in these activities, including the extent of remediation required, changing governmental regulations and legal standards regarding liability, evolving technologies and the long period of time over which most remediation efforts take place. We:

- accrue for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and when our proportionate share of the costs can be reasonably estimated; and
- record related estimated recoveries when such recoveries are deemed probable.

In addition to the costs associated with environmental remediation discussed above, we incur expenditures for recurring costs associated with managing hazardous substances or pollutants in ongoing operations which totaled $4.9 million in fiscal 2013, $6.3 million in fiscal 2012, and $7.1 million in fiscal 2011.

Reserves

We review on a quarterly basis estimated future remediation costs that could be incurred over the contractual term or next fifteen years of the expected remediation. These liabilities have not been discounted to their present value as the timing of cash payments is not fixed or reliably determinable. We have an established practice of estimating environmental remediation costs over a fifteen year period, except for those environmental remediation costs with a specific contractual term. With respect to the BPOU site, our estimates of anticipated environmental remediation costs only extend through the term of the project agreement for such site, which expires in 2017, since we are unable to reasonably estimate the related costs after the expiration of such agreement. Therefore no reserve has been accrued for this site for the period after the expiration of the project agreement and we will reevaluate the environmental reserves related to the BPOU site once the terms of a new agreement related to the site are available and we are able to reasonably estimate the related environmental remediation costs. At that time, the amount of reserves accrued following such reevaluation may be significant. As the period for which estimated environmental remediation costs increase, the reliability of such estimates decrease. These estimates consider the investigative work and analysis of engineers, outside environmental consultants, and the advice of legal staff regarding the status and anticipated results of various administrative and legal proceedings. In most cases, only a range of reasonably possible costs can be estimated. In establishing our reserves, the most probable estimate is used when determinable; otherwise, the minimum amount is used when no single amount in the range is more probable. Accordingly, such estimates can change as we periodically evaluate and revise such estimates as new information becomes available. We cannot predict whether new information gained as projects progress will affect the estimated liability accrued. The timing of payment for estimated future environmental costs is influenced by a number of factors such as the regulatory approval process, the time required to design, construct, and implement the remedy.

A summary of our environmental reserve activity is shown below:

	Aerojet Rocketdyne Sacramento	Aerojet Rocketdyne BPOU	Other Aerojet Rocketdyne Sites	Total Aerojet Rocketdyne	Other	Total Environmental Reserve
			(In millions)			
November 30, 2010	$139.8	$ 46.1	$ 20.1	$206.0	$11.7	$217.7
Additions	21.2	5.9	5.9	33.0	(0.1)	32.9
Expenditures	(30.3)	(13.4)	(13.9)	(57.6)	(2.4)	(60.0)
November 30, 2011	130.7	38.6	12.1	181.4	9.2	190.6
Additions	24.5	5.9	3.8	34.2	0.5	34.7
Expenditures	(14.7)	(13.3)	(5.1)	(33.1)	(2.7)	(35.8)
November 30, 2012	140.5	31.2	10.8	182.5	7.0	189.5
Additions	9.8	5.1	0.1	15.0	3.8	18.8
Expenditures	(22.3)	(9.4)	(2.7)	(34.4)	(2.6)	(37.0)
November 30, 2013	$128.0	$ 26.9	$ 8.2	$163.1	$ 8.2	$171.3

The $18.8 million of environmental reserve additions in fiscal 2013 was primarily due to the following items: (i) $6.6 million of additional operations and maintenance for treatment facilities; (ii) $4.4 million of remediation related to operable treatment units; (iii) $2.3 million of additional estimated costs related to the former Toledo, Ohio site; (iv) $1.5 million associated with water replacement; and (v) $4.0 million related to other environmental clean-up matters.

The $34.7 million of environmental reserve additions in fiscal 2012 was primarily due to the following items: (i) $15.3 million of additional operations and maintenance for treatment facilities; (ii) $6.7 million of remediation related to operable treatment units; (iii) $3.5 million of additional estimated costs related to the Camden, Arkansas site; (iv) $1.4 million associated with water replacement; and (v) $7.8 million related to other environmental clean-up matters.

The $32.9 million of environmental reserve additions in fiscal 2011 was primarily due to the following items: (i) $9.0 million associated with water replacement; (ii) $7.6 million of additional operations and maintenance for treatment facilities; (iii) $2.6 million of additional estimated costs related to the Fullerton, California site; (iv) $2.5 million of remediation related to operable treatment units; (v) $2.4 million of additional estimated costs related to the Camden, Arkansas site; and (vi) $8.8 million related to other environmental clean-up matters.

The effect of the final resolution of environmental matters and our obligations for environmental remediation and compliance cannot be predicted with complete certainty due to changes in both the amount and timing of future expenditures as well as regulatory or technological changes. We believe, on the basis of presently available information, that the resolution of environmental matters and our obligations for environmental remediation and compliance will not have a material adverse effect on our business, liquidity and/or financial condition. We will continue our efforts to mitigate past and future costs through pursuit of claims for recoveries from insurance coverage and other PRPs and continued investigation of new and more cost effective remediation alternatives and associated technologies.

As part of the acquisition of the Atlantic Research Corporation ("ARC") propulsion business in October 2003, Aerojet Rocketdyne entered into an agreement with ARC pursuant to which Aerojet Rocketdyne is responsible for up to $20.0 million of costs ("Pre-Close Environmental Costs") associated with environmental issues that arose prior to Aerojet Rocketdyne's acquisition of the ARC propulsion business. Pursuant to a separate agreement with the U.S. government which was entered into prior to the completion of the ARC acquisition, these Pre-Close Environmental Costs are not subject to limitations under the Global Settlement, and are recovered through the establishment of prices for Aerojet Rocketdyne's products and services sold to the U.S. government.

A summary of the Pre-Close Environmental Costs is shown below (in millions):

Pre-Close Environmental Costs	$ 20.0
Amount spent through November 30, 2013	(15.6)
Amount included as a component of reserves for environmental remediation costs in the consolidated balance sheet as of November 30, 2013	(2.9)
Remaining Pre-Close Environmental Costs	$ 1.5

Estimated Recoveries

On January 12, 1999, Aerojet Rocketdyne and the U.S. government implemented the Global Settlement resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet Rocketdyne and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the cleanup costs of the environmental contamination at the Sacramento and Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet Rocketdyne entered into the Northrop Agreement whereby Aerojet Rocketdyne is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations.

A summary of our environmental reserves, recoverable amounts, and range of liability as of November 30, 2013 is presented below:

	Reserve	Recoverable Amount	Estimated Range of Liability
		(In millions)	
Sacramento	$128.0	$ 88.2	$128.0 – $199.5
Baldwin Park Operable Unit	26.9	18.5	26.9 – 57.3
Other Aerojet Rocketdyne sites	8.2	7.6	8.2 – 23.2
Other sites	8.2	0.8	8.2 – 9.8
Total	$171.3	$115.1	$171.3 – $289.8

Pursuant to the Global Settlement, prior to the third quarter of fiscal 2010, approximately 12% of environmental costs related to Aerojet Rocketdyne's Sacramento site and its former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because our estimated environmental costs have reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs will not be reimbursable and were therefore directly charged to the consolidated statements of operations. However, we are seeking to amend our agreement with the U.S. government to increase the amount allocable to U.S. government contracts. There can be no assurances that we will be successful in this pursuit.

Allowable environmental costs are charged to our contracts as the costs are incurred. Aerojet Rocketdyne's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet Rocketdyne to continue recovering these costs from the U.S. government depends on Aerojet Rocketdyne's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business. Annually, we evaluate Aerojet Rocketdyne's forecasted business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business as part of its long-term business review. Since the acquisition of the Rocketdyne Business closed in the third quarter of fiscal 2013, the prospective mix of contracts may affect the actual reimbursement made by the U.S. government. Under the Global Settlement agreement, environmental costs are allocable to the newly acquired business. Additionally, we are reviewing the percentage of Global Settlement environmental costs allocable to our Aerojet Rocketdyne business and Northrop Grumman. Any change in the percentage allocable will require approval from the U.S. government and if received, this change may materially and favorably affect our results of operations in the period received along with future periods.

Pursuant to the Northrop Agreement, environmental expenditures to be reimbursed are subject to annual limitations and the total reimbursements are limited to a ceiling of $189.7 million. A summary of the Northrop Agreement activity is shown below (in millions):

Total reimbursable costs under the Northrop Agreement	$ 189.7
Amount reimbursed through November 30, 2013	(101.2)
Potential future cost reimbursements available(1)	88.5
Long-term receivable from Northrop in excess of the annual limitation included in the Consolidated Balance Sheet as of November 30, 2013	(72.0)
Amounts recoverable from Northrop in future periods included as a component of recoverable from the U.S. government and other third parties for environmental remediation costs in the Consolidated Balance Sheet as of November 30, 2013	(16.5)
Potential future recoverable amounts available under the Northrop Agreement	$ —

(1) Includes the short-term receivable from Northrop of $6.0 million as of November 30, 2013.

Our applicable cost estimates reached the cumulative limitation under the Northrop Agreement during the third quarter of fiscal 2010. We have accumulated $22.8 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2013. Accordingly, subsequent to the third quarter of fiscal 2010, we had incurred a higher percentage of expense related to additions to the Sacramento site and BPOU site environmental reserve until an arrangement is reached with the U.S. government. While we are currently seeking an arrangement with the U.S. government to recover environmental expenditures in excess of the reimbursement ceiling identified in the Northrop Agreement, there can be no assurances that such a recovery will be obtained, or if not obtained, that such unreimbursed environmental expenditures will not have a materially adverse effect on our operating results, financial condition, and/or cash flows.

A summary of the current and non-current recoverable amounts from Northrop and the U.S government is shown below:

	Recoverable Environmental Remediation - U.S. Government	Recoverable Environmental Remediation - Northrop	Total Recoverable - U.S Government and Northrop
		(In millions)	
November 30, 2010	$128.4	$103.0	$231.4
Additions	21.5	—	21.5
Reimbursements	(41.4)	(10.9)	(52.3)
Other adjustments	2.7	(1.0)	1.7
Change in Northrop noncurrent receivable (see discussion above)	—	7.7	7.7
November 30, 2011	111.2	98.8	210.0
Additions	21.7	—	21.7
Reimbursements	(22.7)	(7.0)	(29.7)
Other adjustments	1.3	(0.8)	0.5
Change in Northrop noncurrent receivable (see discussion above)	—	3.0	3.0
November 30, 2012	111.5	94.0	205.5
Additions	8.7	—	8.7
Reimbursements	(22.6)	(7.9)	(30.5)
Other adjustments	1.6	(0.9)	0.7
Change in Northrop noncurrent receivable (see discussion above)	—	2.7	2.7
November 30, 2013	$ 99.2	$ 87.9	$187.1

Fiscal 2013 Activity

Fiscal 2013 additions — The $8.7 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $3.9 million of additional operations and maintenance for treatment facilities; (ii) $2.6 million of remediation related to operable treatment units; (iii) $0.9 million associated with water replacement; and (iv) $1.3 million related to other environmental clean-up matters.

Fiscal 2013 reimbursements — The $30.5 million of environmental expenditures that were reimbursed related to the following items: (i) $11.5 million for operations and maintenance of treatment facilities; (ii) $9.3 million of remediation related to operable treatment units; (iii) $2.1 million associated with water supply replacement; (iv) $1.6 million of additional estimated costs related to the Camden, Arkansas site; and (v) $6.0 million related to other environmental clean-up matters.

Fiscal 2013 other adjustments — reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.

Fiscal 2012 Activity

Fiscal 2012 additions — The $21.7 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $9.0 million of additional operations and maintenance for treatment facilities; (ii) $4.3 million of remediation related to operable treatment units; (iii) $3.3 million of additional estimated costs related to the Camden, Arkansas site; (iv) $0.8 million associated with water replacement; and (v) $4.3 million related to other environmental clean-up matters.

Fiscal 2012 reimbursements — The $29.7 million of environmental expenditures that were reimbursed related to the following items: (i) $14.7 million for operations and maintenance of treatment facilities; (ii) $7.1 million of remediation related to operable treatment units; (iii) $1.8 million of additional estimated costs related to the Camden, Arkansas site; (iv) $1.3 million associated with water supply replacement and (v) $4.8 million related to other environmental clean-up matters.

Fiscal 2012 other adjustments — reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.

Fiscal 2011 Activity

Fiscal 2011 additions — The $21.5 million of additions to the environmental recoverable asset was primarily due to the following items: (i) $5.3 million associated with water replacement; (ii) $4.4 million of additional operations and maintenance for treatment facilities; (iii) $2.5 million of additional estimated costs related to the Fullerton, California site; (iv) $2.4 million of additional estimated costs related to the Camden site; (v) $1.5 million of remediation related to operable treatment units; and (vi) $5.4 million related to other environmental clean-up matters.

Fiscal 2011 reimbursements — The $52.3 million of environmental expenditures that were reimbursed related to the following items: (i) $17.2 million associated with water supply replacement; (ii) $14.7 million for operations and maintenance of treatment facilities; (iii) $7.6 million related to the Fullerton, California site; (iv) $6.8 million of remediation related to operable treatment units; and (v) $6.0 million related to other environmental clean-up matters.

Fiscal 2011 other adjustments — reflects changes in the amount recoverable due to updated recoverability estimates from the U.S. government or Northrop.

Environmental reserves and recoveries impact to the Consolidated Statements of Operations

The expenses associated with adjustments to the environmental reserves are recorded as a component of other expense, net in the consolidated statements of operations. Summarized financial information for the impact of environmental reserves and recoveries to the consolidated statements of operations is set forth below:

	Year Ended		
	2013	2012	2011
	(In millions)		
Estimated recoverable amounts under U.S. government contracts	$10.4	$23.1	$24.3
Charge to consolidated statement of operations	8.4	11.6	8.6
Total environmental reserve additions	$18.8	$34.7	$32.9

Adoption of New Accounting Principles

As of September 1, 2011, we adopted the Financial Accounting Standards Board ("FASB") amended guidance on testing goodwill for impairment. Previous guidance required that an entity test for goodwill impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill. If the fair value is less than its carrying amount, then a second step is performed to measure the amount of the impairment loss. Under this new amendment an entity is not required to calculate the fair value of the reporting unit unless the entity determines that it is more likely than not (a likelihood of more than 50%) that its fair value is less than its carrying amount. The adoption of the new standard did not have a material impact on our financial position or results of operations.

In December 2010, the FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information be prepared as if the business combination occurred as of the beginning of the prior annual period. The guidance was effective for business combinations subsequent to December 1, 2011.

In May 2011, the FASB issued amended guidance on fair value measurement and related disclosures. The new guidance clarified the concepts applicable for fair value measurement and required new disclosures, with a particular focus on Level 3 measurements. This guidance was effective for us in the second quarter of fiscal 2012, and was applied retrospectively.

In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. The amended guidance eliminates one of the presentation options provided by then-current GAAP, which was to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, it gave an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance was effective for us beginning in the first quarter of fiscal 2013, and was applied retrospectively. As the accounting standard only impacted disclosures, the new standard did not have an impact on our financial position, results of operations, or cash flows.

In February 2013, the FASB issued guidance on reporting of amounts reclassified out of accumulated other comprehensive income ("AOCI"). The guidance requires an entity to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income. We adopted this guidance beginning in the second quarter of fiscal 2013. As the accounting standard only impacted disclosures, the new standard did not have an impact on our financial position, results of operations, or cash flows.

New Accounting Pronouncements

In July 2013, the FASB issued an amendment to the accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a decrease in a deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists and certain criteria are met. This guidance is effective prospectively for annual and interim reporting periods beginning after December 15, 2013. We are currently evaluating the potential impact of the adoption of this guidance on our consolidated financial statements.

Liquidity and Capital Resources

The change in cash and cash equivalents is summarized as follows:

	Year Ended		
	2013	2012	2011
	(In millions)		
Net Cash Provided by Operating Activities	$ 77.6	$ 86.2	$ 76.8
Net Cash (Used in) Provided by Investing Activities	(474.9)	(36.6)	5.6
Net Cash Provided by (Used in) Financing Activities	432.8	(75.5)	(75.9)
Increase (decrease) in cash and cash equivalents	$ 35.5	$(25.9)	$ 6.5

Net Cash Provided by Operating Activities

The $77.6 million of cash provided by operating activities in fiscal 2013 was primarily the result of loss from continuing operations before income taxes adjusted for non-cash items which generated $106.0 million. This amount was partially offset by cash used to fund working capital (excluding the impact of changes in current deferred income taxes) including our real estate activities of $18.3 million. The funding of working capital is primarily due to the following (i) a decrease in contract advances due to the timing of customer payments and (ii) an increase in accounts receivables due to timing of sales and billing during the quarter. These factors were partially offset by (i) an increase in accounts payable related to the increase in cost-reimbursable contract sales and timing of payments and (ii) an increase in other current liabilities primarily related to the timing of payments.

The $86.2 million of cash provided by operating activities in fiscal 2012 was primarily the result of the net loss adjusted for non-cash adjustments which generated $64.1 million of cash and an increase of $22.3 million in accounts payable which was primarily due to the timing of payments.

The $76.8 million of cash provided by operating activities in fiscal 2011 was primarily the result of net income adjusted for non-cash adjustments which generated $85.6 million of cash partially offset by a net cash usage of $14.2 million related to environmental remediation and retirement benefit plans.

Net Cash (Used In) Provided By Investing Activities

During fiscal 2013, 2012 and 2011, we had capital expenditures of $63.2 million, $37.2 million and $21.1 million, respectively. During fiscal 2013 and 2012, the capital expenditures totals included $16.4 million and $14.9 million, respectively, related to our ERP implementation. Additionally in fiscal 2013, capital expenditures totals included $25.4 million related to consolidating the Rocketdyne Business facilities.

During the fiscal 2013, we purchased the Rocketdyne Business for $411.2 million (see Note 4 in Notes to Consolidated Financial Statements.)

During fiscal 2012, we generated proceeds of $0.6 million from the sale of a property. During fiscal 2011, we generated $26.7 million of net cash from the sale of marketable securities.

Net Cash Used in Financing Activities

During fiscal 2013, we issued $460.0 million of debt and had $12.8 million in cash payments of debt (see below). In addition, we incurred $14.9 million of debt issuance costs.

During fiscal 2012, we had $77.7 million in debt repayments. In addition, other financing activities provided $2.2 million of cash.

During fiscal 2011, we had $70.1 million in debt repayments and $1.8 million in vendor financing payments. In addition, we incurred $4.2 million in debt issuance costs related to the amendment to the Senior Credit Facility.

Borrowing Activity and Senior Credit Facility:

Our debt activity during fiscal 2013 was as follows:

	November 30, 2012	Additions	Cash Payments	Non-cash Conversion Activity	November 30, 2013
			(In millions)		
Term loan	$ 47.5	$ —	$ (2.5)	$ —	$ 45.0
7 1/8% Notes	—	460.0	—	—	460.0
4 1/16% Debentures	200.0	—	(10.1)	3.3	193.2
2 1/4% Debentures	0.2	—	—	—	0.2
Other debt	1.0	—	(0.2)	—	0.8
Total Debt and Borrowing Activity	$248.7	$460.0	$(12.8)	$3.3	$699.2

On November 18, 2011, we entered the Senior Credit Facility with the lenders identified therein and Wells Fargo Bank, National Association, as administrative agent, which replaced our prior credit facility.

On May 30, 2012, we executed an amendment (the "First Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The First Amendment, among other things, (i) provided for an incremental facility of up to $50.0 million through additional borrowings under the term loan facility and/or increases under the revolving credit facility, (ii) provided greater flexibility with respect to our ability to incur indebtedness to support permitted acquisitions, and (iii) increased the aggregate limitation on sale leasebacks from $20.0 million to $30.0 million during the term of the Senior Credit Facility.

On August 16, 2012, we executed an amendment (the "Second Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Second Amendment, among other things, (i) allowed for the incurrence of up to $510 million of second lien indebtedness in connection with the Acquisition, and (ii) provided for a committed delayed draw term loan facility of $50 million under which we were entitled to draw in connection with the Acquisition or up through August 9, 2013. This delayed draw term loan facility expired undrawn in August 2013.

On January 14, 2013, we executed an amendment (the "Third Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Third Amendment, among other things, allowed for the 7 1/8% Notes to be secured by a first priority security interest in the escrow account into which the proceeds of the 7 1/8% Notes offering were deposited pending the consummation of the Acquisition.

In connection with the consummation of the Acquisition, GenCorp added Pratt & Whitney Rocketdyne, Inc. ("PWR"), Arde, Inc. ("Arde") and Arde-Barinco, Inc. ("Arde-Barinco") as subsidiary guarantors under its Senior Credit Facility pursuant to that certain Joinder Agreement, dated as of June 14, 2013, by and among PWR, Arde, Arde-Barinco, GenCorp and Wells Fargo Bank, National Association, as administrative agent. In connection with the consummation of the Acquisition, the name of PWR was changed to Aerojet Rocketdyne of DE, Inc. and the name of Aerojet-General Corporation, a subsidiary guarantor prior to the Acquisition, was changed to Aerojet Rocketdyne, Inc.

The Senior Credit Facility, as amended, provides for credit of up to $250.0 million in aggregate principal amount of senior secured financing, consisting of:

- a 5-year $50.0 million term loan facility;
- a 5-year $150.0 million revolving credit facility; and

- an incremental uncommitted facility under which we are entitled to incur, subject to certain conditions, up to $50.0 million of additional borrowings under the term loan facility and/or increases under the revolving credit facility.

The revolving credit facility includes a $100.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for swingline loans. The term loan facility amortizes in quarterly installments at a rate of 5.0% of the original principal amount per annum, with the balance due on the maturity date. Outstanding indebtedness under the Senior Credit Facility may be voluntarily prepaid at any time, in whole or in part, in general without premium or penalty (subject to customary breakage costs).

As of November 30, 2013, we had $58.1 million outstanding letters of credit under the $100.0 million sub-facility for standby letters of credit and had $45.0 million outstanding under the term loan facility.

In general, borrowings under the Senior Credit Facility bear interest at a rate equal to LIBOR plus 350 basis points (subject to downward adjustment), or the base rate as it is defined in the credit agreement governing the Senior Credit Facility plus 250 basis points (subject to downward adjustment). In addition, we are charged a commitment fee of 50 basis points per annum on unused amounts of the revolving credit facility and 350 basis points per annum (subject to downward adjustment), along with a fronting fee of 25 basis points per annum, on the undrawn amount of all outstanding letters of credit.

Aerojet Rocketdyne, Aerojet Rocketdyne of DE, Inc., Arde and Arde-Barinco guarantee the payment obligations under the Senior Credit Facility. All obligations under the Senior Credit Facility are further secured by (i) all equity interests owned or held by the loan parties, including interests in our Easton subsidiary and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first-tier foreign subsidiaries of the loan parties; (ii) substantially all of the tangible and intangible personal property and assets of the loan parties; and (iii) certain real property owned by the loan parties located in Orange, Virginia and Redmond, Washington. Except for certain real property located in Canoga Park, California acquired in connection with the consummation of the Acquisition, our real property located in California, including the real estate holdings of Easton, are excluded from collateralization under the Senior Credit Facility.

We are subject to certain limitations including the ability to incur additional debt, make certain investments and acquisitions, and make certain restricted payments, including stock repurchases and dividends. The Senior Credit Facility includes events of default usual and customary for facilities of this nature, the occurrence of which could lead to an acceleration of our obligations thereunder. Additionally, the Senior Credit Facility includes certain financial covenants, including that we maintain (i) a maximum total leverage ratio, calculated net of cash up to a maximum of $100.0 million, of 4.25 to 1.00 through fiscal periods ending November 30, 2014 and 4.00 to 1.00 thereafter; and (ii) a minimum interest coverage ratio of 2.40 to 1.00.

Financial Covenant	Actual Ratios as of November 30, 2013	Required Ratios
Interest coverage ratio, as defined under the Senior Credit Facility	4.54 to 1.00	Not less than: 2.4 to 1.00
Leverage ratio, as defined under the Senior Credit Facility	2.86 to 1.00	Not greater than: 4.25 to 1.00

We were in compliance with our financial and non-financial covenants as of November 30, 2013.

Outlook

Short-term liquidity requirements consist primarily of recurring operating expenses, including but not limited to costs related to our retirement benefit plans, capital and environmental expenditures, integration costs of the Rocketdyne Business, and debt service requirements. We believe that our existing cash and cash equivalents, cash flow from operations, and existing credit facilities will provide sufficient funds to meet our operating plan for the next twelve months, including the operations of the Rocketdyne Business. The operating plan for this period provides for full operation of our businesses, and interest and principal payments on our debt.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

As disclosed in Notes 8(b) and 8(c) of Notes to Consolidated Financial Statements, we have exposure for certain legal and environmental matters. We believe that it is currently not possible to estimate the impact, if any, that the ultimate resolution of certain of these matters will have on our financial position, results of operations, and/or cash flows.

As disclosed in Note 4 of Notes to Consolidated Financial Statements, we have a $55.0 million commitment associated with the pending future acquisition of UTC's 50% ownership interest of RD Amross and potential future post-close adjustments to the purchase price of the Rocketdyne Business.

Major factors that could adversely impact our forecasted operating cash flows and our financial condition are described in Part I, Item 1A. Risk Factors. In addition, our liquidity and financial condition will continue to be affected by changes in prevailing interest rates on the portion of debt that bears interest at variable interest rates.

Contractual Obligations

We have contractual obligations and commitments in the form of debt obligations, operating leases, certain other liabilities, and purchase commitments. The following table summarizes our contractual obligations as of November 30, 2013 and their expected effect on our liquidity and cash flows in future periods:

	Payments due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions)				
Contractual Obligations:					
Long-term debt:					
Term loan	$ 45.0	$ 2.5	$ 42.5	$ —	$ —
4 1/16% Debentures	193.2	—	193.2	—	—
7 1/8% Notes	460.0	—	—	—	460.0
Other debt	1.0	0.4	0.5	0.1	—
Interest on long-term debt(1)	260.1	45.0	74.5	65.5	75.1
Postretirement medical and life insurance benefits(2)	60.6	7.3	14.1	13.2	26.0
Operating leases	122.1	21.4	33.9	21.6	45.2
Conditional asset retirement obligations(3)	22.9	—	—	3.7	19.2
Liabilities associated with legal settlements	2.7	2.4	0.3	—	—
Total	$1,167.6	$79.0	$359.0	$104.1	$625.5

(1) Includes interest on variable debt calculated based on interest rates at November 30, 2013.

(2) The payments presented above are expected payments for the next 10 years. The payments for postretirement medical and life insurance benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. The obligation related to postretirement medical and life insurance benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. A substantial portion of these amounts are recoverable through our contracts with the U.S. government.

(3) The conditional asset retirement obligations presented are related to our Aerospace and Defense segment, and certain of these future obligations are allowable costs under our contracts with the U.S. government.

As of November 30, 2013, the liability for uncertain income tax positions was $5.6 million. Due to the uncertainty regarding the timing of potential future cash flows associated with these liabilities, we are unable to make a reasonably reliable estimate of the amount and period in which these liabilities might be paid.

We may be required to make significant cash contributions in the future to fund our defined benefit pension plan, a portion of which we may not be able to immediately recover from our government contracts.

We also issue purchase orders and make other commitments to suppliers for equipment, materials, and supplies in the normal course of business. These purchase commitments are generally for volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers and would be subject to reimbursement if a cost-plus contract was terminated.

Arrangements with Off-Balance Sheet Risk

As of November 30, 2013, arrangements with off-balance sheet risk consisted of:

- $58.1 million in outstanding commercial letters of credit expiring through January 2015, the majority of which may be renewed, primarily to collateralize obligations for environmental remediation and insurance coverage.

- $43.7 million in outstanding surety bonds to satisfy indemnification obligations for environmental remediation coverage.
- Up to $120.0 million aggregate in guarantees by GenCorp of Aerojet Rocketdyne's obligations to U.S. government agencies for environmental remediation activities.
- $55.0 million related to the pending future acquisition of UTC's 50% ownership interest of RD Amross and potential future post-closing adjustments to the purchase price of the Rocketdyne Business.
- Guarantees, jointly and severally, by our material domestic subsidiaries of their obligations under our Senior Credit Facility and 7 1/8% Notes.

In addition to the items discussed above, we have and will from time to time enter into certain types of contracts that require us to indemnify parties against potential third-party and other claims. These contracts primarily relate to: (i) divestiture agreements, under which we may provide customary indemnification to purchasers of our businesses or assets including, for example, claims arising from the operation of the businesses prior to disposition, liability to investigate and remediate environmental contamination existing prior to disposition; (ii) certain real estate leases, under which we may be required to indemnify property owners for claims arising from the use of the applicable premises; and (iii) certain agreements with officers and directors, under which we may be required to indemnify such persons for liabilities arising out of their relationship with us. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated.

Additionally, we issue purchase orders and make other commitments to suppliers for equipment, materials, and supplies in the normal course of business. These purchase commitments are generally for volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers and would be subject to reimbursement if contract is terminated.

We provide product warranties in conjunction with certain product sales. The majority of our warranties are a one-year standard warranty for parts, workmanship, and compliance with specifications. On occasion, we have made commitments beyond the standard warranty obligation. While we have contracts with warranty provisions, there is not a history of any significant warranty claims experience. A reserve for warranty exposure is made on a product by product basis when it is both estimable and probable. These costs are included in the program's estimate at completion and are expensed in accordance with our revenue recognition methodology.

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP that offer acceptable alternative methods for accounting for certain items affecting our financial results, such as determining inventory cost, depreciating long-lived assets, and recognizing revenues.

The preparation of financial statements requires the use of estimates, assumptions, judgments, and interpretations that can affect the reported amounts of assets, liabilities, revenues, and expenses, the disclosure of contingent assets and liabilities and other supplemental disclosures. The development of accounting estimates is the responsibility of our management. Management discusses those areas that require significant judgment with the audit committee of our board of directors. All of our financial disclosures in our filings with the SEC have been reviewed with the audit committee. Although we believe that the positions we have taken with regard to uncertainties are reasonable, others might reach different conclusions and our positions can change over time as more information becomes available. If an accounting estimate changes, its effects are accounted for prospectively and, if significant, disclosed in the Notes to Consolidated Financial Statements.

The areas most affected by our accounting policies and estimates are revenue recognition, other contract considerations, goodwill, retirement benefit plans, litigation, environmental remediation costs and recoveries, and income taxes. Except for income taxes and litigation matters related to discontinued operations, which are not allocated to our operating segments, these areas affect the financial results of our business segments.

For a discussion of all of our accounting policies, including the accounting policies discussed below, see Note 1 in Notes to Consolidated Financial Statements.

Revenue Recognition

In our Aerospace and Defense segment, recognition of profit on long-term contracts requires the use of assumptions and estimates related to the contract value or total contract revenue, the total cost at completion and the measurement of progress towards completion. Due to the nature of the programs, developing the estimated total cost at completion requires the use of significant judgment. Estimates are continually evaluated as work progresses and are revised as necessary. Factors that must be considered in estimating the work to be completed include labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, warranty costs, volume assumptions, anticipated labor agreements and inflationary trends, schedule and performance delays, availability of funding from the customer, and the recoverability of costs incurred outside the original contract included in any estimates to complete. We review contract performance and cost estimates for some contracts at least monthly and for others at least quarterly and more frequently when circumstances significantly change. When a change in estimate is determined to have an impact on contract profit, we will record a positive or negative adjustment to the statement of operations. Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on our operating results. The following table summarizes the impact from changes in estimates and assumptions on the statement of operations on key contracts, representing 68% of our net sales over the last three fiscal years, accounted for under the percentage-of-completion method of accounting:

	Year Ended		
	2013	2012	2011
	(In millions, except per share amounts)		
Favorable effect of the changes in contract estimates on (loss) income from continuing operations	$18.4	$ 8.9	$ 3.9
Favorable effect of the changes in contract estimates on net income (loss)	10.8	5.3	2.4
Favorable effect of the changes in contract estimates on basic income (loss) per share	0.18	0.09	0.04
Favorable effect of the changes in contract estimates on diluted income (loss) per share	0.13	0.09	0.04

The fiscal 2013 favorable changes in contract estimates was primarily driven by greater than expected performance on tactical systems programs due to manufacturing efficiencies and lower overhead costs. The improvements in fiscal 2013 were offset by unexpected cost growth on a space launch contract. The fiscal 2012 favorable changes in contract estimates was primarily driven by greater than expected performance on the Atlas V program and several tactical systems programs due to manufacturing efficiencies and lower overhead costs. These improvements in fiscal 2012 were offset by unanticipated inefficiencies and cost growth on a space launch contract. The fiscal 2011 favorable changes in contract estimates was primarily driven by greater than expected performance on the Atlas V program and various space system programs due to manufacturing efficiencies and lower overhead costs. These improvements in fiscal 2011 were offset by a decrease on a space launch contract for a test failure/rework on rocket motors.

We consider the nature of the individual underlying contract and the type of products and services provided in determining the proper accounting for a particular contract. Each method is applied consistently to all contracts having similar characteristics, as described below. We typically account for these contracts using the percentage-of-completion method, and progress is measured on a cost-to-cost or units-of-delivery basis. Sales are recognized using various measures of progress depending on the contractual terms and scope of work of the contract. We recognize revenue on a units-of-delivery basis when contracts require unit deliveries on a frequent and routine basis. Sales using this measure of progress are recognized at the contractually agreed upon unit price. Where the scope of work on contracts principally relates to research and/or development efforts, or the contract is predominantly a development effort with few deliverable units, we recognize revenue on a cost-to-cost basis. In this case, sales are recognized as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Revenue on service or time and material contracts is recognized when performed. If at any time expected costs exceed the value of the contract, the loss is recognized immediately.

Certain government contracts contain cost or performance incentive provisions that provide for increased or decreased fees or profits based upon actual performance against established targets or other criteria. Incentive and award fees, which are generally awarded at the discretion of the customer, are considered in estimating profit rates at the time the amounts can be reasonably determined and are reasonably assured based on historical experience and anticipated performance. We continually evaluate our performance and incorporate any anticipated changes in penalties and cost incentives into our revenue and earnings calculations. Performance incentives, which increase or decrease earnings based solely on a single significant event, generally are not recognized until an event occurs.

Revenue from real estate asset sales is recognized when a sufficient down-payment has been received, financing has been arranged and title, possession and other attributes of ownership have been transferred to the buyer. The allocation to cost of sales on real estate asset sales is based on a relative fair market value computation of the land sold which includes the basis on our books, capitalized entitlement costs, and an estimate of our continuing financial commitment.

Revenue that is not derived from long-term development and production contracts, or real estate asset transactions, is recognized when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and payment from the customer is reasonably assured. Sales are recorded net of provisions for customer pricing allowances.

Other Contract Considerations

Our sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. government. Cost-based pricing is determined under the FAR and CAS. The FAR and CAS provide guidance on the types of costs that are allowable and allocable in establishing prices for goods and services under U.S. government contracts. For example, costs such as those related to pension contributions in accordance with the PPA that are in excess of CAS allowable pension costs, charitable contributions, advertising, interest expense, and public relations are unallowable, and therefore not recoverable through sales. In addition, we may enter into agreements with the U.S. government that address the subjects of allowability and allocability of costs to contracts for specific matters.

We closely monitor compliance with and the consistent application of our critical accounting policies related to contract accounting. We review the status of contracts through periodic contract status and performance reviews. Also, regular and recurring evaluations of contract cost, scheduling and technical matters are performed by management personnel independent from the business segment performing work under the contract. Costs incurred and allocated to contracts with the U.S. government are reviewed for compliance with regulatory standards by our personnel, and are subject to audit by the DCAA.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair values of the identifiable assets acquired and liabilities assumed. Tests for impairment of goodwill are performed on an annual basis, or at any other time, if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. We evaluated goodwill for impairment as of September 1, 2013 and 2012, and determined that goodwill was not impaired.

We evaluate qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors, and overall financial performance) to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as the "Step Zero analysis". If it is determined that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, we will need to proceed to the first step ("Step One") of the two-step goodwill test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, relevant events and circumstances as discussed above shall be assessed. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the impairment test are unnecessary.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; adverse cash flow trends; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; decline in stock price; and results of testing for recoverability of a significant asset group within a reporting unit. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded.

All of our recorded goodwill resides in the Aerospace and Defense reporting unit. As of September 1, 2013 and 2012, we evaluated goodwill using a "Step Zero analysis" and determined that it was more likely than not that the fair value of the Aerospace and Defense reporting unit exceeded its carrying amount by a substantial margin.

There can be no assurance that our estimates and assumptions made for purposes of our goodwill impairment testing will prove to be accurate predictions of the future. If our assumptions and estimates are incorrect, we may be required to record goodwill impairment charges in future periods.

Retirement Benefit Plans

We have a frozen defined benefit pension plan that previously covered substantially all salaried and hourly employees. In addition, we provide medical and life insurance benefits ("postretirement benefits") to certain eligible retired employees, with varied coverage by employee group. Generally, employees hired after January 1, 1997 are not eligible for postretirement benefits. Annual charges are made for the cost of the plans, including administrative costs, interest costs on benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. We also sponsor a defined contribution 401(k) plan and participation in the plan is available to all employees.

Retirement benefits are a significant cost of doing business and represent obligations that will be ultimately settled far in the future and therefore are subject to estimates. We will recover portions of any required retirement benefits funding through our government contracts. Our pension and medical and life insurance benefit obligations and related costs are calculated using actuarial concepts in accordance with GAAP. We are required to make assumptions regarding such variables as the expected long-term rate of return on assets and the discount rate applied to determine service cost and interest cost to arrive at pension income or expense for the year.

We used the following assumptions, calculated based on a weighted-average, to determine the benefit obligations and net periodic benefit expense for the applicable fiscal year.

	Pension Benefits		Medical and Life Insurance Benefits	
	2013	2012	2013	2012
Discount rate (benefit obligations)	4.54%	3.68%	3.98%	3.24%
Discount rate (net periodic benefit expense)	3.68%	4.95%	3.24%	4.58%
Expected long-term rate of return on plan assets	8.00%	8.00%	*	*

* Not applicable.

The discount rate represents the current market interest rate used to determine the present value of future cash flows currently expected to be required to settle pension obligations. Based on market conditions, discount rates can experience significant variability. Changes in discount rates can significantly change the liability and accordingly the funded status of the pension plan. The discount rate was determined at November 30, 2013 for our pension plans, and is subject to change each year based on changes in overall market interest rates. The assumed discount rate represents the market rate available for investments in high-quality fixed income instruments with maturities matched to the expected benefit payments for pension and medical and life insurance benefit plans.

The expected long-term rate of return on plan assets represents the rate of earnings expected in the funds invested, and funds to be invested, to provide for anticipated benefit payments to plan participants. We evaluated the plan's historical investment performance, its current and expected asset allocation, and, with input from our external advisors and investment managers, developed best estimates of future investment performance of the plan's assets. Based on this analysis, we have assumed a long-term rate of return on plan assets of 8.00%.

Market conditions and interest rates significantly affect assets and liabilities of our pension plans. Pension accounting permits market gains and losses to be deferred and recognized over a period of years. This "smoothing" results in the creation of other accumulated income or loss which will be amortized to pension costs in future years. The accounting method we utilize recognizes one-fifth of the unamortized gains and losses in the market-related value of pension assets and all other gains and losses including changes in the discount rate used to calculate benefit costs each year. Investment gains or losses for this purpose are the difference between the expected return and the actual return on the market-related value of assets which smoothes asset values over three years. Although the smoothing period mitigates some volatility in the calculation of annual pension costs, future pension costs are impacted by changes in the market value of pension plan assets and changes in interest rates.

In addition, we maintain medical and life insurance benefits other than pensions that are not funded.

A one percentage point change in the key assumptions would have the following effects on the projected benefit obligations as of November 30, 2013 and on expense for fiscal 2013:

	Pension Benefits and Medical and Life Insurance Benefits Discount Rate		Expected Long-term Rate of Return	Assumed Healthcare Cost Trend Rate	
	Net Periodic Benefit Expense	**Projected Benefit Obligation**	**Net Periodic Pension Benefit Expense**	**Net Periodic Medical and Life Insurance Benefit Expense**	**Accumulated Benefit Obligation**
			(In millions)		
1% decrease	$ 26.8	$ 159.5	$ 12.1	$(0.5)	$(1.6)
1% increase	(22.8)	(134.8)	(12.1)	0.5	1.8

Contingencies and Litigation

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs and recoveries for resolution of these claims. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions or the effectiveness of strategies related to these proceedings. See Notes 8(b) and 8(c) in Notes to Consolidated Financial Statements for more detailed information on litigation exposure.

Reserves for Environmental Remediation and Recoverable from the U.S. Government and Other Third Parties for Environmental Remediation Costs

For a discussion of our accounting for environmental remediation obligations and costs and related legal matters, see "Environmental Matters" above and Notes 8(c) and 8(d) in Notes to Consolidated Financial Statements.

We accrue for costs associated with the remediation of environmental contamination when it becomes probable that a liability has been incurred, and when our costs can be reasonably estimated. Management has a well-established process in place to identify and monitor our environmental exposures. In most cases, only a range of reasonably probable costs can be estimated. In establishing the reserves, the most probable estimated amount is used when determinable, and the minimum amount is used when no single amount in the range is more probable. Environmental reserves include the costs of completing remedial investigation and feasibility studies, remedial and corrective actions, regulatory oversight costs, the cost of operation and maintenance of the remedial action plan, and employee compensation costs for employees who are expected to devote a significant amount of time to remediation efforts. Calculation of environmental reserves is based on the evaluation of currently available information with respect to each individual environmental site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Such estimates are based on the expected costs of investigation and remediation and the likelihood that other potentially responsible parties will be able to fulfill their commitments at sites where we may be jointly or severally liable.

At the time a liability is recorded for future environmental costs, we record an asset for estimated future recoveries that are estimable and probable. Some of our environmental costs are eligible for future recovery in the pricing of our products and services to the U.S. government and under existing third party agreements. We consider the recovery probable based on the Global Settlement Agreement, Northrop Agreement, government contracting regulations, and our long history of receiving reimbursement for such costs.

Income Taxes

We file a consolidated U.S. federal income tax return for the Company and our 100% owned consolidated subsidiaries. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period of the enactment date of the change.

The carrying value of our deferred tax assets is dependent upon our ability to generate sufficient taxable income in the future. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including our past and future performance, the market environment in which we operate, the utilization of tax attributes in the past, the length of carryback and carryforward periods, and evaluation of potential tax planning strategies.

Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Our tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the financial statements. The accounting standards provide guidance for the recognition and measurement in financial statements for uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process, the first step being recognition. We determine whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position are derived from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority. As the examination process progresses with tax authorities, adjustments to tax reserves may be necessary to reflect taxes payable upon settlement. Tax reserve adjustments related to positions impacting the effective tax rate affect the provision for income taxes. Tax reserve adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Policies and Procedures

As an element of our normal business practice, we have established policies and procedures for managing our exposure to changes in interest rates.

The objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to make overall borrowing costs more predictable. To achieve this objective, we may use interest rate hedge transactions or other interest rate hedge instruments to manage the net exposure to interest rate changes related to our portfolio of borrowings and to balance our fixed rate compared to floating rate debt. We did not enter into any interest rate hedge transactions or instruments during the past three fiscal years.

Interest Rate Risk

We are exposed to market risk principally due to changes in interest rates. Debt with interest rate risk includes borrowings under our Senior Credit Facility. Other than pension assets and liabilities, we do not have any significant exposure to interest rate risk related to our investments.

As of November 30, 2013, our debt totaled $699.2 million: $654.2 million, or 94%, was at an average fixed rate of 6.22%; and $45.0 million, or 6%, was at a variable rate of 3.67%.

The estimated fair value and principal amount for the Company's long-term debt is presented below:

	Fair Value		Principal Amount	
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
	(In millions)			
Term loan	$ 45.0	$ 47.5	$ 45.0	$ 47.5
7 1/8% Notes	494.5	—	460.0	—
4 1/16% Debentures	398.1	246.0	193.2	200.0
Other debt	1.0	1.2	1.0	1.2
	$938.6	$294.7	$699.2	$248.7

The fair values of the 7 1/8% Notes and 4 1/16% Debentures were determined using broker quotes that are based on open markets of our debt securities as of November 30, 2013 and 2012 (both Level 2 securities). The fair value of the term loan and other debt was determined to approximate carrying value.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GenCorp Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of GenCorp Inc. and its subsidiaries (the "Company") at November 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2013, based on criteria established in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, management has excluded its acquisition of United Technologies Corporation's Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") from its assessment of internal control over financial reporting as of November 30, 2013 because it was acquired by the Company in a purchase business combination effective June 14, 2013. We have also excluded the Rocketdyne Business from our audit of internal control over financial reporting. The Rocketdyne Business is a wholly-owned subsidiary whose total assets and total net sales represent 20% and 23%, respectively, of the Company's related consolidated financial statement amounts as of and for the year ended November 30, 2013.

/s/ PricewaterhouseCoopers LLP
Sacramento, California
February 7, 2014

GENCORP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	2013	2012	2011
	(In millions, except per share amounts)		
Net sales	$1,383.1	$994.9	$918.1
Operating costs and expenses:			
Cost of sales (exclusive of items shown separately below)	1,229.6	869.6	799.3
Selling, general and administrative	53.6	41.9	40.9
Depreciation and amortization	43.8	22.3	24.6
Other expense, net	33.8	26.2	14.5
Total operating costs and expenses	1,360.8	960.0	879.3
Operating income	22.3	34.9	38.8
Non-operating (income) expense			
Interest expense	48.7	22.3	30.8
Interest income	(0.2)	(0.6)	(1.0)
Total non-operating expense, net	48.5	21.7	29.8
(Loss) income from continuing operations before income taxes	(26.2)	13.2	9.0
Income tax (benefit) provision	(193.9)	18.9	6.1
Income (loss) from continuing operations	167.7	(5.7)	2.9
Income from discontinued operations, net of income taxes	0.2	3.1	—
Net income (loss)	$ 167.9	$ (2.6)	$ 2.9
Income (loss) per share of common stock			
Basic:			
Income (loss) per share from continuing operations	$ 2.76	$ (0.09)	$ 0.05
Income from discontinued operations, net of income taxes	—	0.05	—
Net income (loss) per share	$ 2.76	$ (0.04)	$ 0.05
Diluted:			
Income (loss) per share from continuing operations	$ 2.11	$ (0.09)	$ 0.05
Income from discontinued operations, net of income taxes	—	0.05	—
Net income (loss) per share	$ 2.11	$ (0.04)	$ 0.05
Weighted average shares of common stock outstanding	59.6	59.0	58.7
Weighted average shares of common stock outstanding, assuming dilution	81.9	59.0	58.7

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended		
	2013	2012	2011
	(In millions)		
Net income (loss)	$167.9	$ (2.6)	$ 2.9
Other comprehensive income (loss):			
Amortization of net actuarial losses, net of $1.2 million of income taxes in fiscal 2013	91.3	58.9	62.8
Actuarial gains (losses) arising during the period, net of $2.2 million of income taxes in fiscal 2013	173.5	(245.7)	(81.1)
Amortization of prior service credits (costs), net of $0.1 million of income taxes in fiscal 2013	(0.9)	(0.1)	0.1
Comprehensive income (loss)	$431.8	$(189.5)	$(15.3)

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED BALANCE SHEETS

	November 30, 2013	November 30, 2012
	(In millions, except per share and share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 197.6	$ 162.1
Accounts receivable	214.1	111.5
Inventories	105.9	46.9
Recoverable from the U.S. government and other third parties for environmental remediation costs	20.4	22.3
Receivable from Northrop Grumman Corporation ("Northrop")	6.0	6.0
Other receivables, prepaid expenses and other	22.4	16.8
Income taxes	12.6	2.5
Deferred income taxes	17.0	—
Total Current Assets	596.0	368.1
Noncurrent Assets		
Property, plant and equipment, net	374.7	143.9
Real estate held for entitlement and leasing	80.2	70.2
Recoverable from the U.S. government and other third parties for environmental remediation costs	88.7	107.9
Receivable from Northrop	72.0	69.3
Deferred income taxes	175.7	—
Goodwill	159.6	94.9
Intangible assets	135.7	13.9
Other noncurrent assets, net	72.7	51.1
Total Noncurrent Assets	1,159.3	551.2
Total Assets	$1,755.3	$ 919.3
LIABILITIES, REDEEMABLE COMMON STOCK, AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Short-term borrowings and current portion of long-term debt	$ 2.9	$ 2.7
Accounts payable	122.5	56.1
Reserves for environmental remediation costs	36.6	39.5
Postretirement medical and life insurance benefits	7.3	7.5
Advance payments on contracts	104.4	100.1
Deferred income taxes	—	9.4
Other current liabilities	206.0	103.3
Total Current Liabilities	479.7	318.6
Noncurrent Liabilities		
Senior debt	42.5	45.0
Second-priority senior notes	460.0	—
Convertible subordinated notes	193.2	200.2
Other debt	0.6	0.8
Deferred income taxes	—	2.2
Reserves for environmental remediation costs	134.7	150.0
Pension benefits	261.7	454.5
Postretirement medical and life insurance benefits	59.3	68.3
Other noncurrent liabilities	73.8	68.5
Total Noncurrent Liabilities	1,225.8	989.5
Total Liabilities	1,705.5	1,308.1
Commitments and contingencies (Note 8)		
Redeemable common stock, par value of $0.10; less than 0.1 million shares issued and outstanding as of November 30, 2013; 0.4 million shares issued and outstanding as of November 30, 2012	0.2	3.9
Shareholders' Equity (Deficit)		
Preference stock, par value of $1.00; 15.0 million shares authorized; none issued or outstanding	—	—
Common stock, par value of $0.10; 150.0 million shares authorized; 59.9 million shares issued and outstanding as of November 30, 2013; 58.9 million shares issued and outstanding as of November 30, 2012	5.9	5.9
Other capital	280.1	269.6
Accumulated deficit	(14.0)	(181.9)
Accumulated other comprehensive loss, net of income taxes	(222.4)	(486.3)
Total Shareholders' Equity (Deficit)	49.6	(392.7)
Total Liabilities, Redeemable Common Stock and Shareholders' Equity (Deficit)	$1,755.3	$ 919.3

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Common Stock		Other Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' (Deficit) Equity
	Shares	Amount				
	(In millions)					
November 30, 2010	58.1	$5.9	$257.3	$(182.2)	$(281.2)	$(200.2)
Net income	—	—	—	2.9	—	2.9
Amortization of net actuarial losses	—	—	—	—	62.8	62.8
Actuarial losses arising during the period, net	—	—	—	—	(81.1)	(81.1)
Amortization of prior service costs	—	—	—	—	0.1	0.1
Reclassification from redeemable common stock	0.1	—	0.7	—	—	0.7
Tax benefit from shares issued under equity and performance incentive plans	—	—	0.2	—	—	0.2
Repurchase of convertible debt	—	—	(0.3)	—	—	(0.3)
Stock-based compensation and shares issued under equity plan	0.2	—	3.3	—	—	3.3
November 30, 2011	58.4	5.9	261.2	(179.3)	(299.4)	(211.6)
Net loss	—	—	—	(2.6)	—	(2.6)
Amortization of net actuarial losses	—	—	—	—	58.9	58.9
Actuarial losses arising during the period, net	—	—	—	—	(245.7)	(245.7)
Amortization of prior service credits	—	—	—	—	(0.1)	(0.1)
Reclassification from redeemable common stock	—	—	0.5	—	—	0.5
Tax benefit from shares issued under equity and performance incentive plans	—	—	3.3	—	—	3.3
Stock-based compensation and shares issued under equity plans, net	0.5	—	4.6	—	—	4.6
November 30, 2012	58.9	5.9	269.6	(181.9)	(486.3)	(392.7)
Net income	—	—	—	167.9	—	167.9
Amortization of net actuarial losses, net of $1.2 million of income taxes	—	—	—	—	91.3	91.3
Actuarial gains arising during the period, net of $2.2 million of income taxes	—	—	—	—	173.5	173.5
Amortization of prior service credits, net of less than $0.1 million of income taxes	—	—	—	—	(0.9)	(0.9)
Conversion of debt to common stock	0.2	—	1.6	—	—	1.6
Reclassification from redeemable common stock	0.4	—	3.7	—	—	3.7
Stock-based compensation and shares issued under equity plans, net	0.4	—	5.2	—	—	5.2
November 30, 2013	59.9	$5.9	$280.1	$ (14.0)	$(222.4)	$ 49.6

See Notes to Consolidated Financial Statements.

GENCORP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	2013	2012	2011
	(In millions)		
Operating Activities			
Net income (loss)	$ 167.9	$ (2.6)	$ 2.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Income from discontinued operations, net of income taxes	(0.2)	(3.1)	—
Depreciation and amortization	43.8	22.3	24.6
Amortization of debt discount and financing costs	4.5	2.9	6.7
Retirement benefit expense	65.0	41.0	46.4
Stock-based compensation	14.1	6.5	3.7
Tax benefit on stock-based awards	—	(3.3)	(0.2)
Loss on debt repurchased	5.0	0.4	0.2
Loss on bank amendment	—	—	1.3
Changes in assets and liabilities, net of effects from acquisition:			
Accounts receivable	(37.6)	(4.5)	(0.3)
Inventories	(25.5)	2.6	1.6
Other receivables, prepaid expenses and other	0.1	0.6	2.2
Income tax receivable	(12.6)	6.5	2.3
Real estate held for entitlement and leasing	(4.4)	(3.9)	(4.4)
Receivable from Northrop	(2.7)	(3.0)	(7.7)
Recoverable from the U.S. government and other third parties for environmental remediation costs	21.1	7.5	29.1
Other noncurrent assets	(7.8)	3.2	2.5
Accounts payable	50.1	22.3	6.7
Pension benefits	—	—	(3.1)
Postretirement medical and life insurance benefits	(5.4)	(5.1)	(5.5)
Advance payments on contracts	(43.9)	(8.4)	(1.5)
Other current liabilities	56.8	4.7	(1.6)
Deferred income taxes	(191.3)	4.0	—
Reserve for environmental remediation costs	(18.2)	(1.1)	(27.0)
Other noncurrent liabilities and other	(1.1)	(1.2)	(1.8)
Net cash provided by continuing operations	77.7	88.3	77.1
Net cash used in discontinued operations	(0.1)	(2.1)	(0.3)
Net Cash Provided by Operating Activities	77.6	86.2	76.8
Investing Activities			
Capital expenditures	(63.2)	(37.2)	(21.1)
Proceeds from sale of land	—	0.6	—
Purchases of marketable securities	—	—	(15.0)
Sales of marketable securities	—	—	41.7
Purchase of Rocketdyne Business (see table below)	(411.2)	—	—
Purchases of investments	(0.5)	—	—
Purchase of restricted cash investments	(470.0)	—	—
Sale of restricted cash investments	470.0	—	—
Net Cash (Used in) Provided by Investing Activities	(474.9)	(36.6)	5.6
Financing Activities			
Proceeds from the issuance of debt	460.0	—	—
Repayments on debt	(12.8)	(77.7)	(70.1)
Debt issuance costs	(14.9)	(1.3)	(4.2)
Tax benefit on stock-based awards	—	3.3	0.2
Proceeds from shares issued under equity plans	0.5	1.0	—
Vendor financing repayments	—	(0.8)	(1.8)
Net Cash Provided by (Used in) Financing Activities	432.8	(75.5)	(75.9)
Net increase (decrease) in cash and cash equivalents	35.5	(25.9)	6.5
Cash and cash equivalents at beginning of year	162.1	188.0	181.5
Cash and Cash Equivalents at End of Year	$ 197.6	$162.1	$188.0
Supplemental Disclosures of Cash Flow Information			
Cash refund for income taxes	$ 0.1	$ 6.0	$ 0.2
Cash paid for income taxes	8.5	11.2	3.9
Cash paid for interest	33.7	18.5	22.4
Conversion of debt to common stock	1.6	—	—
Purchase of Rocketdyne Business (see Note 4)			
Total tangible assets	$ 318.0	$ —	$ —
Intangible assets	128.3	—	—
Goodwill	64.7	—	—
Deferred income taxes	12.9	—	—
Liabilities assumed	(112.7)	—	—
Total preliminary purchase price	$ 411.2	$ —	$ —

See Notes to Consolidated Financial Statements.

GENCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

a. Basis of Presentation and Nature of Operations

The consolidated financial statements of GenCorp Inc. ("GenCorp" or the "Company") include the accounts of the parent company and its 100% owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to financial information for prior years to conform to the current year's presentation.

The Company is a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of the Company's excess real estate assets. The Company's continuing operations are organized into two segments:

Aerospace and Defense — includes the operations of our wholly-owned subsidiary Aerojet Rocketdyne, Inc. ("Aerojet Rocketdyne"), a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the United States ("U.S.") government, including the Department of Defense ("DoD"), the National Aeronautics and Space Administration ("NASA"), major aerospace and defense prime contractors as well as portions of the commercial sector. Aerojet Rocketdyne is a world-recognized engineering and manufacturing company that specializes in the development and production of propulsion systems for defense and space applications, armament systems for precision tactical systems and munitions, and is considered a domestic market leader in launch propulsion, in-space propulsion, missile defense propulsion, tactical missile propulsion and hypersonic propulsion systems.

Real Estate — includes the activities of the Company's wholly-owned subsidiary Easton Development Company, LLC ("Easton") related to the re-zoning, entitlement, sale, and leasing of the Company's excess real estate assets. The Company owns approximately 11,900 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California east of Sacramento ("Sacramento Land"). The Company is currently in the process of seeking zoning changes and other governmental approvals on a portion of the Sacramento Land to optimize its value.

In July 2012, the Company signed a stock and asset purchase agreement (the "Original Purchase Agreement") with United Technologies Corporation ("UTC") to acquire the Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") from UTC for $550 million (the "Acquisition"). The Rocketdyne Business was the largest liquid rocket propulsion designer, developer, and manufacturer in the U.S. On June 10, 2013, the Federal Trade Commission ("FTC") announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On June 12, 2013, the Company and UTC entered into an amended and restated stock and asset purchase agreement (the "Amended and Restated Purchase Agreement"), which amended and restated the Original Purchase Agreement, as amended. On June 14, 2013, the Company completed the acquisition of substantially all of the Rocketdyne Business pursuant to the Amended and Restated Purchase Agreement. The aggregate consideration to UTC was $411 million, paid in cash, which represents the initial purchase price of $550 million reduced by $55 million relating to the pending future acquisition of UTC's 50% ownership interest of RD Amross, LLC (a joint venture with NPO Energomash of Khimki, Russia which sells RD-180 engines to RD Amross) and the portion of the UTC business that markets and supports the sale of RD-180 engines. The acquisition of UTC's 50% ownership interest of RD Amross and UTC's related business is contingent upon certain conditions including receipt of certain Russian governmental regulatory approvals, which may not be obtained. Pursuant to the terms of the Amended and Restated Purchase Agreement, either party to such agreement may terminate the obligations to consummate the RDA Acquisition on or after June 12, 2015; provided, however, that such termination date may be extended for up to four additional periods of three months each (with the final termination date extended until June 12, 2016). Subject to the terms of Amended and Restated Purchase Agreement, in order to extend the termination date, either party may request the extension by providing written notice to the other party at least five business days prior to the termination date, provided that the requesting party must have a reasonable belief at the time such notice is given that a certain authorization for completion of the RDA Acquisition from the Russian government will be forthcoming. The purchase price was further adjusted for changes in advance payments on contracts, capital expenditures and other net assets, and is subject further to post-closing adjustments (see Note 4).

As of November 30, 2012, the Company classified its Liquid Divert and Attitude Control Systems (the "LDACS") business as assets held for sale because the Company expected that it would be required to divest the LDACS product line in order to consummate the Acquisition. However, as of May 31, 2013, the Company believed that it would not be required to divest the LDACS product line in order to consummate the Acquisition based on conversations with the FTC. On June 10, 2013, the FTC announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Company was not required to divest its LDACS business (see Note 14).

On August 31, 2004, the Company completed the sale of its GDX Automotive ("GDX") business. On November 30, 2005, the Company completed the sale of the Fine Chemicals business. The remaining subsidiaries after the sale of GDX Automotive, including Snappon SA, and the Fine Chemicals business are classified as discontinued operations in the Consolidated Financial Statements (see Note 13).

The Company's fiscal year ends on November 30 of each year. The fiscal year of the Company's subsidiary, Aerojet Rocketdyne, ends on the last Saturday of November. As a result of the 2013 calendar, Aerojet Rocketdyne had 53 weeks of operations in fiscal 2013 compared to 52 weeks of operations in fiscal 2012 and 2011. The additional week of operations, which occurred in the first quarter of fiscal 2013, accounted for $27.8 million in additional net sales. The operating results of the Rocketdyne Business are included in the Company's Consolidated Financial Statements since the acquisition date within the Company's Aerospace and Defense segment. Net sales of the Rocketdyne Business included in the Company's operating results for fiscal 2013 from the acquisition date of June 14, 2013 were $319.4 million.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Out of Period Adjustments

During fiscal 2012, the Company recorded out of period adjustments to cost of sales, interest expense, and the income tax provision and related balance sheet accounts. The out of period adjustments relate to the treatment of prior years' intercompany interest within the state tax provisions and the accounting for a lease modification. The out of period adjustments resulted in the Company increasing its net loss in fiscal 2012 by an additional $0.2 million.

During the fourth quarter of fiscal 2011, the Company recorded out of period adjustments to the income tax provision and related balance sheet accounts. The out of period adjustments relate to the Company incorrectly calculating the tax benefit on a tax refund associated with an election made on the Company's fiscal 2003 income tax return and the Company not recording a reserve for uncertain tax positions during the appropriate period. The out of period adjustments in fiscal 2011, combined with the effects of the fiscal 2012 adjustments described above, resulted in the Company under reporting net income by $0.8 million in fiscal 2011.

As a result of *de minimis* out of period adjustments recorded in fiscal 2013, the combined effect of the errors resulted in a negligible impact to net income in fiscal 2012 and an under reporting of net income of ($0.4) million in fiscal 2011. Management believes that such amounts are not material to previously reported financial statements.

b. Cash and Cash Equivalents

All highly liquid debt instruments purchased with a remaining maturity at the date of purchase of three months or less are considered to be cash equivalents. The Company aggregates its cash balances by bank, and reclassifies any negative balances, if applicable, to accounts payable.

c. Fair Value of Financial Instruments

The accounting standards use a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The following are measured at fair value:

		Fair value measurement at November 30, 2013		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Money market funds	$174.4	$174.4	$—	$—

		Fair value measurement at November 30, 2012		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Money market funds	$166.0	$166.0	$—	$—

As of November 30, 2013, a summary of cash and cash equivalents and grantor trust by investment type is as follows:

	Total	Cash and Cash Equivalents	Money Market Funds
		(In millions)	
Cash and cash equivalents	$197.6	$35.6	$162.0
Grantor trust	12.4	—	12.4
	$210.0	$35.6	$174.4

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued compensation, and other accrued liabilities, approximate fair value because of their short maturities.

The estimated fair value and principal amount for the Company's long-term debt is presented below:

	Fair Value		Principal Amount	
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
		(In millions)		
Term loan	$ 45.0	$ 47.5	$ 45.0	$ 47.5
7.125% Second-Priority Senior Secured Notes ("7 1/8% Notes")	494.5	—	460.0	—
4 1/16% Convertible Subordinated Debentures ("4 1/16% Debentures")	398.1	246.0	193.2	200.0
Other debt	1.0	1.2	1.0	1.2
	$938.6	$294.7	$699.2	$248.7

The fair values of the 7⅛% Notes and 4$\frac{1}{16}$% Debentures were determined using broker quotes that are based on open markets of the Company's debt securities as of November 30, 2013 and 2012 (both Level 2 securities). The fair value of the term loan and other debt was determined to approximate carrying value.

d. Accounts Receivable

Accounts receivable associated with long-term contracts consist of billed and unbilled amounts. Billed amounts include invoices presented to customers that have not been paid. Unbilled amounts relate to revenues that have been recorded and billings that have not been presented to customers. Amounts for overhead disallowances or billing decrements are reflected in unbilled receivables and primarily represent estimates of potential overhead costs which may not be successfully negotiated and collected.

Other receivables represent amounts billed where revenues were not derived from long-term contracts.

e. Inventories

Inventories are stated at the lower of cost or market, generally using the average cost method. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, contract-specific facilities and equipment, allocable operating overhead, advances to suppliers, environmental expenses and, in the case of contracts with the U.S. government, bid and proposal, research and development, and general and administrative expenses. Pursuant to contract provisions, agencies of the U.S. government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of performance-based and progress payments. Such progress payments are reflected as an offset against the related inventory balances.

The acquired Rocketdyne Business inventory was recorded at fair value on the date of Acquisition. The fair value adjustment of $6.3 million is not allocable to the Company's U.S. government contracts and will be expensed to cost of sales as the inventory is delivered to the customer (see Note 4).

f. Income Taxes

The Company files a consolidated U.S. federal income tax return with its 100% owned consolidated subsidiaries. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period of the enactment date of the change.

The carrying value of the Company's deferred tax assets is dependent upon its ability to generate sufficient taxable income in the future. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including the Company's past and future performance, the market environment in which it operates, the utilization of tax attributes in the past, the length of carryback and carryforward periods, and evaluation of potential tax planning strategies.

Despite the Company's belief that its tax return positions are consistent with applicable tax laws, the Company believes that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. The Company's tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the financial statements. The accounting standards provide guidance for the recognition and measurement in financial statements for uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process, the first step being recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position are derived from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority. As the examination process progresses with tax authorities, adjustments to tax reserves may be necessary to reflect taxes payable upon settlement. Tax reserve adjustments related to positions impacting the effective tax rate affect the provision for income taxes. Tax reserve adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

g. Property, Plant and Equipment, net

Property, plant and equipment are recorded at cost. Refurbishment costs are capitalized in the property accounts, whereas ordinary maintenance and repair costs are expensed as incurred. Depreciation is computed principally by accelerated methods based on the following useful lives:

Buildings and improvements	9 — 40 years
Machinery and equipment	5 — 19 years

The acquired Rocketdyne Business property, plant and equipment were recorded at fair value on the date of Acquisition. The fair value adjustment of $81.9 million is not allocable to the Company's U.S. government contracts and will be depreciated using a weighted average life of approximately 15 years (see Note 4).

h. Real Estate Held for Entitlement and Leasing

The Company capitalizes all costs associated with the real estate entitlement and leasing process. The Company classifies activities related to the entitlement, sale, and leasing of its excess real estate assets as operating activities in the consolidated statements of cash flows.

i. Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair values of the identifiable assets acquired and liabilities assumed. Tests for impairment of goodwill are performed on an annual basis, or at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company evaluated goodwill for impairment as of September 1, 2013 and 2012, and determined that goodwill was not impaired.

The Company evaluates qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors, and overall financial performance) to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as the "Step Zero analysis". If it is determined that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, the Company will need to proceed to the first step ("Step One") of the two-step goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, relevant events and circumstances as discussed above shall be assessed. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the impairment test are unnecessary.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; adverse cash flow trends; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; decline in stock price; and results of testing for recoverability of a significant asset group within a reporting unit. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded.

All of the Company's recorded goodwill resides in the Aerospace and Defense reporting unit. As of September 1, 2013 and 2012, the Company evaluated goodwill using a "Step Zero analysis" and determined that it was more likely than not that the fair value of the Aerospace and Defense reporting unit exceeded its carrying amount.

There can be no assurance that the Company's estimates and assumptions made for purposes of its goodwill impairment testing will prove to be accurate predictions of the future. If the Company's assumptions and estimates are incorrect, the Company may be required to record goodwill impairment charges in future periods.

j. Intangible Assets

Identifiable intangible assets, such as patents, trademarks, and licenses are recorded at cost or when acquired as part of a business combination at estimated fair value. Identifiable intangible assets are amortized based on when they provide the Company economic benefit, or using the straight-line method, over their estimated useful life. Amortization periods for identifiable intangible assets range from 3 years to 30 years.

Intangible assets weighted average amortization periods are as follows (in years):

	As of November 30,	
	2013	2012
Customer related	10.2	20.0
Intellectual property\trade secrets	13.0	—
Non-Compete Agreements	3.0	—
Trade name	30.0	—
Technology	25.1	25.1

k. Environmental Remediation

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and contamination in ongoing operations. The Company accrues for costs associated with the remediation of environmental contamination when it becomes probable that a liability has been incurred, and the amount can be reasonably estimated. In most cases only a range of reasonably probable costs can be estimated. In establishing the Company's reserves, the most probable estimated amount is used when determinable, and the minimum amount is used when no single amount in the range is more probable. The Company's environmental reserves include the costs of completing remedial investigation and feasibility studies, remedial and corrective actions, regulatory oversight costs, the cost of operation and maintenance of the remedial action plan, and employee compensation costs for employees who are expected to devote a significant amount of time to remediation efforts. Calculation of environmental reserves is based on the evaluation of currently available information with respect to each individual environmental site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Such estimates are based on the expected costs of investigation and remediation and the likelihood that other potentially responsible parties will be able to fulfill their commitments at sites where the Company may be jointly or severally liable. At the time a liability is recorded for future environmental costs, the Company records an asset for estimated future recoveries that are estimable and probable. Some of the Company's environmental costs are eligible for future recovery in the pricing of its products and services to the U.S. government and under existing third party agreements. The Company considers the recovery probable based on the Global Settlement Agreement, Northrop Agreement, government contracting regulations, and its long history of receiving reimbursement for such costs (see Notes 8(c) and (d)).

l. Retirement Benefits

The Company has a frozen defined benefit pension plan that previously covered substantially all salaried and hourly employees. In addition, the Company provides medical and life insurance benefits ("postretirement benefits") to certain eligible retired employees, with varied coverage by employee group. Annual charges are made for the cost of the plans, including administrative costs, interest costs on benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. In conjunction with the Acquisition, the Company recorded a $5.3 million pension liability associated with the Rocketdyne Business' bargaining unit employees. The annual expenses associated with the pension liability are allowable to be included in the Company's contracts with the U.S. government (see Note 4). The Company also sponsors a defined contribution 401(k) plan and participation in the plan is available to all employees (see Note 7).

m. Conditional Asset Retirement Obligations

Conditional asset retirement obligations ("CAROs") are legal obligations associated with the retirement of long-lived assets. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the Company records period-to-period changes in the CARO liability resulting from the passage of time and revisions to either the timing or the amount of the estimate of the undiscounted cash flows.

The Company's estimate of CAROs associated with owned properties relates to estimated costs necessary for the legally required removal or remediation of various regulated materials, primarily asbestos disposal and radiological decontamination of an ordnance manufacturing facility. For CAROs that are not expected to be retired in the next fifteen (15) years, the Company estimated the retirement date of such asset retirement obligations to be thirty (30) years from the date of adoption of the applicable accounting standard. For leased properties, such obligations relate to the estimated cost of contractually required property restoration.

The changes in the carrying amount of CAROs since November 30, 2010 were as follows (in millions):

Balance as of November 30, 2010	$ 15.3
Additions and other, net	1.2
Accretion	1.3
Balance as of November 30, 2011	17.8
Additions and other, net	1.5
Accretion	1.5
Balance as of November 30, 2012	20.8
Rocketdyne Business Acquisition	1.2
Additions and other, net	(0.6)
Accretion	1.5
Balance as of November 30, 2013	$ 22.9

n. Advance Payments on Contracts

The Company receives advances from customers which may exceed costs incurred on certain contracts. Such advances or billings in excess of cost and estimated earnings, other than those reflected as a reduction of inventories as progress payments, are classified as current liabilities.

o. Loss Contingencies

The Company is currently involved in certain legal proceedings and, as required, has accrued its estimate of the probable costs and recoveries for resolution of these claims. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations or cash flows for any particular period could be materially affected by changes in estimates or the effectiveness of strategies related to these proceedings.

p. Warranties

The Company provides product warranties in conjunction with certain product sales. The majority of the Company's warranties are a one-year standard warranty for parts, workmanship, and compliance with specifications. On occasion, the Company has made commitments beyond the standard warranty obligation. While the Company has contracts with warranty provisions, there is not a history of any significant warranty claims experience. A reserve for warranty exposure is made on a product by product basis when it is both estimable and probable. These costs are included in the program's estimate at completion and are expensed in accordance with the Company's revenue recognition methodology as allowed under GAAP for that particular contract.

q. Revenue Recognition

In the Company's Aerospace and Defense segment, recognition of profit on long-term contracts requires the use of assumptions and estimates related to the contract value or total contract revenue, the total cost at completion and the measurement of progress towards completion. Due to the nature of the programs, developing the estimated total cost at completion requires the use of significant judgment. Estimates are continually evaluated as work progresses and are revised as necessary. Factors that must be considered in estimating the work to be completed include labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, warranty costs, volume assumptions, anticipated labor agreements and inflationary trends, schedule and performance delays, availability of funding from the customer, and the recoverability of costs incurred outside the original contract included in any estimates to complete. The Company reviews contract performance and cost estimates for some contracts at least monthly and for others at least quarterly and more frequently when circumstances significantly change. When a change in estimate is determined to have an impact on contract profit, the Company will record a positive or negative adjustment to the statement of operations. Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on the Company's operating results. The following table summarizes the impact from changes in estimates and assumptions on the statement of operations on key contracts, representing 68% of the Company's net sales over the last three fiscal years, accounted for under the percentage-of-completion method of accounting:

	Year Ended		
	2013	2012	2011
	(In millions, except per share amounts)		
Favorable effect of the changes in contract estimates on (loss) income from continuing operations	$18.4	$ 8.9	$ 3.9
Favorable effect of the changes in contract estimates on net income (loss)	10.8	5.3	2.4
Favorable effect of the changes in contract estimates on basic income (loss) per share	0.18	0.09	0.04
Favorable effect of the changes in contract estimates on diluted income (loss) per share	0.13	0.09	0.04

The fiscal 2013 favorable changes in contract estimates was primarily driven by greater than expected performance on tactical systems programs due to manufacturing efficiencies and lower overhead costs. The improvements in fiscal 2013 were offset by unexpected cost growth on a space launch contract. The fiscal 2012 favorable changes in contract estimates was primarily driven by greater than expected performance on the Atlas V program and several tactical systems programs due to manufacturing efficiencies and lower overhead costs. These improvements in fiscal 2012 were offset by unanticipated inefficiencies and cost growth on a space launch contract. The fiscal 2011 favorable changes in contract estimates was primarily driven by greater than expected performance on the Atlas V program and various space system programs due to manufacturing efficiencies and lower overhead costs. These improvements in fiscal 2011 were offset by a decrease on a space launch contract for a test failure/rework on rocket motors.

The Company considers the nature of the individual underlying contract and the type of products and services provided in determining the proper accounting for a particular contract. Each method is applied consistently to all contracts having similar characteristics, as described below. The Company typically accounts for these contracts using the percentage-of-completion method, and progress is measured on a cost-to-cost or units-of-delivery basis. Sales are recognized using various measures of progress depending on the contractual terms and scope of work of the contract. The Company recognizes revenue on a units-of-delivery basis when contracts require unit deliveries on a frequent and routine basis. Sales using this measure of progress are recognized at the contractually agreed upon unit price. Where the scope of work on contracts principally relates to research and/or development efforts, or the contract is predominantly a development effort with few deliverable units, the Company recognizes revenue on a cost-to-cost basis. In this case, sales are recognized as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Revenue on service or time and material contracts is recognized when performed. If at any time expected costs exceed the value of the contract, the loss is recognized immediately.

Certain government contracts contain cost or performance incentive provisions that provide for increased or decreased fees or profits based upon actual performance against established targets or other criteria. Incentive and award fees, which are generally awarded at the discretion of the customer, are included in estimated contract revenue at the time the amounts can be reasonably determined and are reasonably assured based on historical experience and anticipated performance. The Company continually evaluates its performance and incorporates any anticipated changes in penalties and cost incentives into its revenue and earnings calculations. Performance incentives, which increase or decrease earnings based solely on a single significant event, generally are not recognized until an event occurs.

Revenue from real estate asset sales is recognized when a sufficient down-payment has been received, financing has been arranged and title, possession and other attributes of ownership have been transferred to the buyer. The allocation to cost of sales on real estate asset sales is based on a relative fair market value computation of the land sold which includes the basis on the Company's book value, capitalized entitlement costs, and an estimate of the Company's continuing financial commitment.

Revenue that is not derived from long-term development and production contracts, or real estate asset transactions, is recognized when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and payment from the customer is reasonably assured. Sales are recorded net of provisions for customer pricing allowances.

r. Research and Development ("R&D")

Company-sponsored R&D expenses were $42.9 million in fiscal 2013, $30.3 million in fiscal 2012, and $27.4 million in fiscal 2011. Company-sponsored R&D expenses include the costs of technical activities that are useful in developing new products, services, processes, or techniques, as well as expenses for technical activities that may significantly improve existing products or processes. These expenses are generally allocated among all contracts and programs in progress under U.S. government contractual arrangements.

Customer-sponsored R&D expenditures, which are funded under government contracts, totaled $339.1 million in fiscal 2013, $271.8 million in fiscal 2012, and $276.0 million in fiscal 2011. Expenditures under customer-sponsored R&D funded government contracts are accounted for as sales and cost of products sold.

s. Stock-based Compensation

The Company recognizes stock-based compensation in the statements of operations at the grant-date fair value of stock awards issued to employees and directors over the vesting period (see Note 10(c) for additional information). The Company utilizes the short-cut method for determining the historical pool of windfall tax benefits and the tax law ordering approach for purposes of determining whether an excess tax benefit has been realized.

t. Impairment or Disposal of Long-Lived Assets

Impairment of long-lived assets is recognized when events or circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the Company determines that an asset is not recoverable, then the Company would record an impairment charge if the carrying value of the asset exceeds its fair value.

A long-lived asset classified as "held for sale" is initially measured at the lower of its carrying amount or fair value less costs to sell. In the period that the "held for sale" criteria are met, the Company recognizes an impairment charge for any initial adjustment of the long-lived asset amount. Gains or losses not previously recognized resulting from the sale of a long-lived asset is recognized on the date of sale.

u. Foreign Currency Transactions

Foreign currency transaction (losses) and gains were ($0.2) million in fiscal 2013, $0.4 million in fiscal 2012, and ($0.3) million in fiscal 2011 and are reported as a component of discontinued operations. The Company's foreign currency transactions were associated with the Company's former GDX business, including Snappon SA, which is classified as discontinued operations in these consolidated financial statements and notes to consolidated financial statements.

v. Related Parties

A member of the Company's board of directors is manager of Steel Partners LLC, the manager of Steel Partners Holdings L.P. ("Steel Holdings"). Steel Holdings owns 99% of SPH Group Holdings LLC ("SPH Holdings") that was a beneficial owner of more than 5% of the Company's common stock outstanding as of November 30, 2013 and 2012. The Company repurchased $15.5 million of its 2¹/₄% Convertible Subordinated Debentures ("2 ¼% Debentures") from SPH Holdings during fiscal 2011 at market prices as of the transaction date.

w. Concentrations

Dependence upon government programs and contracts

Sales to the U.S. government and its agencies, including sales to the Company's significant customers discussed below, were as follows (dollars in millions):

	U.S. Government Sales	Percentage of Net Sales
Fiscal 2013	$1,311.0	95%
Fiscal 2012	936.9	94
Fiscal 2011	855.8	93

The Standard Missile program, which is included in the U.S. government sales, represented 22%, 25%, and 24% of net sales for fiscal 2013, 2012, and 2011, respectively. The demand for certain of the Company's services and products is directly related to the level of funding of government programs.

Major customers

Customers that represented more than 10% of net sales for the fiscal years presented are as follows:

	Year Ended		
	2013	2012	2011
Raytheon Company ("Raytheon")	32%	37%	36%
Lockheed Martin Corporation ("Lockheed Martin")	23	32	28
United Launch Alliance ("ULA")	18	*	*

* Less than 10%.

Credit Risk

Aside from investments held in the Company's defined benefit pension plan, financial instruments that could potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and trade receivables. The Company's cash and cash equivalents are held and managed by recognized financial institutions and are subject to the Company's investment policy. The investment policy outlines minimum acceptable credit ratings for each type of investment and limits the amount of credit exposure to any one security issue. The Company does not believe significant concentration of credit risk exists with respect to these investments.

Customers that represented more than 10% of accounts receivable for the periods presented are as follows:

	As of November 30,	
	2013	2012
NASA	22%	*
Raytheon	20	48%
Lockheed Martin	19	31
ULA	18	*

* Less than 10%.

Dependence on Single Source and Other Third Party Suppliers

The Company uses a significant quantity of raw materials that are highly dependent on market fluctuations and government regulations. Further, as a U.S. government contractor, the Company is often required to procure materials from suppliers capable of meeting rigorous customer and government specifications. As market conditions change for these companies, they often discontinue materials with low sales volumes or profit margins. The Company is often forced to either qualify new materials or pay higher prices to maintain the supply. To date the Company has been successful in establishing replacement materials and securing customer funding to address specific qualification needs of the programs. Prolonged disruptions in the supply of any of the Company's key raw materials, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply, and/or a continuing volatility in the prices of raw materials could have a material adverse effect on the Company's operating results, financial condition, and/or cash flows.

Workforce

As of November 30, 2013, 14% of the Company's 5,386 employees were covered by collective bargaining agreements.

x. Accounting Pronouncements

Recently Adopted Accounting Pronouncements

As of September 1, 2011, the Company adopted the Financial Accounting Standards Board's ("FASB") amended guidance on testing goodwill for impairment. Previous guidance required that an entity test for goodwill impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill. If the fair value is less than its carrying amount, then a second step is performed to measure the amount of the impairment loss. Under this new amendment an entity is not required to calculate the fair value of the reporting unit unless the entity determines that it is more likely than not (a likelihood of more than 50%) that its fair value is less than its carrying amount. The adoption of the new standard did not have a material impact on the Company's financial position or results of operations.

In December 2010, the FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information be prepared as if the business combination occurred as of the beginning of the prior annual period. The guidance was effective for the Company for business combinations subsequent to December 1, 2011.

In May 2011, the FASB issued amended guidance on fair value measurement and related disclosures. The new guidance clarified the concepts applicable for fair value measurement and required new disclosures, with a particular focus on Level 3 measurements. This guidance was effective for the Company beginning in the second quarter of fiscal 2012, and was applied prospectively.

In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. The amended guidance eliminates one of the presentation options provided by then-current GAAP, which was to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, it gave an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance was effective for the Company beginning in the first quarter of fiscal 2013, and was applied retrospectively. As the accounting standard only impacted disclosures, the new standard did not have an impact on the Company's financial position, results of operations, or cash flows.

In February 2013, the FASB issued guidance on reporting of amounts reclassified out of accumulated other comprehensive income ("AOCI"). The guidance requires an entity to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income. The Company adopted this guidance beginning in the second quarter of fiscal 2013. As the accounting standard only impacted disclosures, the new standard did not have an impact on the Company's financial position, results of operations, or cash flows.

New Accounting Pronouncement

In July 2013, the FASB issued an amendment to the accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a decrease in a deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists and certain criteria are met. This guidance is effective prospectively for annual and interim reporting periods beginning after December 15, 2013. The Company is currently evaluating the potential impact of the adoption of this guidance on its consolidated financial statements.

z. Subsequent Events

The Company evaluates events or transactions that occur after the balance sheet date but before financial statements are issued for potential recognition or disclosure in the financial statements. The issuance of financial statements is the earlier of when the financial statements are widely distributed to all shareholders and other financial statements users or filed with the Securities and Exchange Commission ("SEC") (see Note 17).

Note 2. Income (Loss) Per Share of Common Stock

A reconciliation of the numerator and denominator used to calculate basic and diluted income (loss) per share of common stock ("EPS") is presented in the following table:

	Year Ended		
	2013	2012	2011
	(In millions, except per share amounts)		
Numerator for Basic and Diluted EPS			
Income (loss) from continuing operations	$167.7	$ (5.7)	$ 2.9
Income from discontinued operations, net of income taxes	0.2	3.1	—
Net income (loss)	167.9	(2.6)	2.9
Income allocated to participating securities	(3.2)	—	—
Net income (loss) for basic earnings per share	164.7	(2.6)	2.9
Interest on convertible subordinated debentures	8.1	—	—
Net income (loss) for diluted earnings per share	$172.8	$ (2.6)	$ 2.9
Denominator:			
Basic weighted average shares	59.6	59.0	58.7
Effect of:			
Convertible subordinated notes	22.1	—	—
Employee stock options	0.2	—	—
Diluted weighted average shares	81.9	59.0	58.7
Basic EPS:			
Income (loss) per share from continuing operations	$ 2.76	$(0.09)	$0.05
Income from discontinued operations, net of income taxes	—	0.05	—
Net income (loss) per share	$ 2.76	$(0.04)	$0.05
Diluted EPS:			
Income (loss) per share from continuing operations	$ 2.11	$(0.09)	$0.05
Income from discontinued operations, net of income taxes	—	0.05	—
Net income (loss) per share	$ 2.11	$(0.04)	$0.05

The following table sets forth the potentially dilutive securities excluded from the computation because their effect would have been anti-dilutive:

	Year Ended		
	2013	2012	2011
	(In millions)		
4 1/16% Debentures	—	22.2	22.2
Unvested restricted shares	1.1	1.1	0.8
Employee stock options	—	0.9	1.1
Total potentially dilutive securities	1.1	24.2	24.1

The Company's 2¼% Debentures were not included in the computation of diluted earnings per share because the market price of the common stock did not exceed the conversion price and only the conversion premium for these debentures is settled in common shares.

Note 3. Balance Sheet Accounts and Supplemental Disclosures

a. Accounts Receivable

	As of November 30,	
	2013	2012
	(In millions)	
Billed	$ 96.3	$ 49.4
Unbilled	138.0	69.0
Reserve on overhead rate disallowance	(20.5)	(7.0)
Total receivables under long-term contracts	213.8	111.4
Other receivables	0.3	0.1
Accounts receivable	$214.1	$111.5

The unbilled receivable amounts as of November 30, 2013 expected to be collected after one year is $51.0 million. Such amounts are billed either upon delivery of completed units or settlement of contracts.

b. Inventories

	As of November 30,	
	2013	2012
	(In millions)	
Long-term contracts at average cost	$ 347.7	$ 256.4
Progress payments	(242.4)	(209.9)
Total long-term contract inventories	105.3	46.5
Other inventories	0.6	0.4
Inventories	$ 105.9	$ 46.9

As of November 30, 2013 and 2012, long-term contract inventories included $5.2 million and $6.4 million, respectively, of deferred costs related to the qualification of a Standard Missile program. Realization of the deferred costs at November 30, 2013 is dependent upon receipt of future firm orders. The Company believes recovery of these costs to be probable and specifically identifiable to future contracts. In addition, long-term contract inventories included an allocation of general and administrative costs incurred throughout fiscal 2013 and fiscal 2012 to be $222.8 million and $151.1 million, respectively, and the cumulative amount of general and administrative costs in long-term contract inventories is estimated to be $15.4 million and $4.4 million at November 30, 2013 and 2012, respectively.

c. Property, Plant and Equipment, net

	As of November 30, 2013	As of November 30, 2012
	(In millions)	
Land	$ 67.2	$ 29.6
Buildings and improvements	219.5	158.5
Machinery and equipment	464.7	343.5
Construction-in-progress	76.1	36.9
	827.5	568.5
Less: accumulated depreciation	(452.8)	(424.6)
Property, plant and equipment, net	$ 374.7	$ 143.9

Depreciation expense for fiscal 2013, 2012, and 2011 was $35.8 million, $19.3 million, and $21.8 million, respectively.

d. Goodwill

The goodwill balance at November 30, 2013 and 2012 relates to the Company's Aerospace and Defense segment. The changes in the carrying amount of goodwill since November 30, 2011 were as follows (in millions):

Balance as of November 30, 2012 and 2011	$ 94.9
Purchase of the Rocketdyne Business (see Note 4)	64.7
Balance as of November 30, 2013	$159.6

e. Intangible Assets

As of November 30, 2013	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In millions)	
Customer related	$ 83.8	$ 9.4	$ 74.4
Intellectual property\trade secrets	34.2	1.1	33.1
Non-Compete Agreements	0.5	0.1	0.4
Trade name	20.5	0.3	20.2
Acquired technology	18.3	10.7	7.6
Intangible assets	$157.3	$21.6	$135.7

As of November 30, 2012	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In millions)	
Customer related	$10.7	$ 5.4	$ 5.3
Acquired technology	18.3	9.7	8.6
Intangible assets	$29.0	$15.1	$13.9

Amortization expense related to intangible assets was $6.5 million in fiscal 2013. Amortization expense related to intangible assets was $1.5 million in fiscal 2012 and 2011.

Future amortization expense for the five succeeding years is estimated to be as follows:

Year Ending November 30,	Future Amortization Expense
	(In millions)
2014	$13.5
2015	13.4
2016	13.3
2017	13.1
2018	13.1
	$66.4

f. Other Noncurrent Assets, net

	As of November 30,	
	2013	2012
	(In millions)	
Deferred financing costs	$18.3	$ 7.0
Recoverable from the U.S. government for conditional asset retirement obligations	15.6	13.8
Indemnification receivable from UTC	10.0	—
Grantor trust	11.4	12.1
Other	17.4	18.2
Other noncurrent assets, net	$72.7	$51.1

The Company amortizes deferred financing costs over the estimated life of the related debt. Amortization of deferred financing costs was $4.5 million, $2.9 million, and $3.2 million in fiscal 2013, 2012, and 2011, respectively.

g. Other Current Liabilities

	As of November 30,	
	2013	2012
	(In millions)	
Accrued compensation and employee benefits	$ 97.4	$ 49.6
Payable to UTC for Transition Service Agreements	20.4	—
Interest payable	12.3	6.3
Contract loss provisions	10.5	5.7
Legal settlements	2.4	7.0
Other	63.0	34.7
Other current liabilities	$206.0	$103.3

h. Other Noncurrent Liabilities

	As of November 30,	
	2013	2012
	(In millions)	
Conditional asset retirement obligations	$22.9	$20.8
Pension benefits, non-qualified	17.2	18.9
Deferred compensation	9.8	8.4
Deferred revenue	8.0	8.6
Legal settlements	0.3	2.3
Other	15.6	9.5
Other noncurrent liabilities	$73.8	$68.5

i. Accumulated Other Comprehensive Loss, Net of Income Taxes

Changes in accumulated other comprehensive loss by components, net of income taxes, related to the Company's retirement benefit plans are as follows:

	Actuarial Losses, Net	Prior Service Credits, Net	Total
		(In millions)	
November 30, 2011	$(304.2)	$ 4.8	$(299.4)
Other comprehensive income before reclassification	(245.7)	—	(245.7)
Amounts reclassified from accumulated other comprehensive loss	58.9	(0.1)	58.8
November 30, 2012	(491.0)	4.7	(486.3)
Other comprehensive income before reclassification	173.5	—	173.5
Amounts reclassified from accumulated other comprehensive loss	91.3	(0.9)	90.4
November 30, 2013	$(226.2)	$ 3.8	$(222.4)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit expense in fiscal 2014 are as follows:

	Pension Benefits	Medical and Life Insurance Benefits
	(In millions)	
Actuarial losses (gains), net	$53.8	$(2.9)
Prior service credits, net	—	(0.9)
	$53.8	$(3.8)

Note 4. Acquisition

In July 2012, the Company signed the Original Purchase Agreement with UTC to acquire the Rocketdyne Business from UTC for $550.0 million. On June 10, 2013, the FTC announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On June 12, 2013, the Company entered into an Amended and Restated Purchase Agreement with UTC, which amended and restated the Original Purchase Agreement, as amended. On June 14, 2013, the Company completed the Acquisition of substantially all of the Rocketdyne Business pursuant to the Amended and Restated Purchase Agreement.

The aggregate consideration to UTC was $411.2 million, paid in cash, which represents the initial purchase price of $550.0 million reduced by $55.0 million relating to the pending future acquisition of UTC's 50% ownership interest of RD Amross (a joint venture with NPO Energomash of Khimki, Russia which sells RD-180 engines to RD Amross), and the portion of the UTC business that markets and supports the sale of RD-180 engines. The purchase price was further adjusted for changes in advance payments on contracts, capital expenditures and other net assets, and is subject to further post-closing adjustments. The components of the estimated purchase price to UTC are as follows (in millions):

Purchase Price	$495.0
Advance payments on contracts adjustment	(57.3)
Capital expenditures adjustment	(29.8)
Target net asset adjustment	3.3
Cash payment to UTC	$411.2

The Company received a revised purchase price computation from UTC on September 12, 2013 and, per the terms and conditions of the Amended and Restated Purchase Agreement, the Company responded with its objections on December 9, 2013. The Company and UTC have 60 days to resolve the disputed items. If unable to do so within the 60 days, the dispute will be resolved by a mutually selected national accounting firm.

On January 28, 2013, the Company issued $460.0 million in aggregate principal amount of its 7 1/8% Notes. The 7 1/8% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and outside the U.S. in accordance with Regulation S under the Securities Act. The net proceeds of the 7 1/8% Notes offering were used to fund, in part, the acquisition of the Rocketdyne Business, and to pay related fees and expenses in June 2013 (see Note 6(b)).

The Company incurred substantial expenses in connection with the Acquisition. A summary of the expenses related to the Acquisition recorded in fiscal 2012 ($11.6 million) and fiscal 2013 ($20.0 million) is as follows (in millions):

Legal expenses	$16.4
Professional fees and consulting	8.9
Internal labor	3.4
Costs related to the previously planned divestiture of the LDACS business, including $0.3 million of internal labor	1.7
Other	1.2
	$31.6

The operating results of the Rocketdyne Business are included in the Company's Consolidated Financial Statements since June 13, 2013, the acquisition date, within the Company's Aerospace and Defense segment. Effective June 14, 2013, deposits on leased facilities of $1.8 million and letters of credit of $12.3 million for various financial assurance obligations were issued in conjunction with the Acquisition.

The preliminary purchase price allocation has been developed based on preliminary estimates of the fair value of the assets and liabilities of the Rocketdyne Business that the Company acquired. In addition, the allocation of the preliminary purchase price to acquired intangible assets is based on preliminary fair value estimates.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

Current assets	$ 105.3
Property, plant and equipment, net	202.7
Other non-current assets	10.0
Total tangible assets acquired	318.0
Intangible assets acquired	128.3
Deferred income taxes	12.9
Total assets acquired	459.2
Liabilities assumed, current	(105.5)
Liabilities assumed, non-current	(7.2)
Total identifiable net assets acquired	346.5
Goodwill	$ 64.7

The preliminary purchase price allocation resulted in the recognition of $64.7 million in goodwill, all of which is deductible for tax purposes and included within the Company's Aerospace and Defense segment. Goodwill recognized from the Acquisition primarily relates to the expected contributions of the Rocketdyne Business to the Company's overall corporate strategy.

Intangible assets acquired in connection with the Rocketdyne Business included the following:

	Gross Carrying Amount (In millions)	Weighted Average Amortization Period (years)
Customer related	$ 73.1	8.7
Intellectual property\trade secrets	34.2	13.0
Non-Compete Agreements	0.5	3.0
Trade name	20.5	30.0
Total intangible assets	$128.3	

Amortization of intangible assets is not recoverable in the future through the Company's U.S. government contracts. Additionally, the Company has a $12.4 million and $20.4 million, respectively, indemnification receivable from and payable to UTC as of November 30, 2013. Pursuant to the terms of the Amended and Restated Purchase Agreement, the Company is indemnified for certain matters.

Net sales and net income of the Rocketdyne Business included in the Company's operating results for fiscal 2013 from the acquisition date of June 14, 2013 were $319.4 million and $18.3 million, respectively.

The unaudited pro forma information for the periods set forth below gives effect to the Acquisition as if it had occurred at the beginning of each respective fiscal year. These amounts have been calculated after applying the Company's accounting policies and adjusting the results of the Rocketdyne Business to reflect depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied as at the beginning of each respective fiscal year, together with the tax effects, as applicable. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the Acquisition been consummated as of that time or that may result in the future.

	Year Ended		
	2013	2012	2011
	(In millions, except per share amounts)		
Net sales:			
As reported	$1,383.1	$ 994.9	$ 918.1
Pro forma	$1,762.7	$1,694.0	$1,572.7
Net income (loss):			
As reported	$ 167.9	$ (2.6)	$ 2.9
Pro forma	$ 30.7	$ 38.2	$ (142.1)
Basic EPS:			
Income (loss) per share:			
As reported	$ 2.76	$ (0.04)	$ 0.05
Pro forma	$ 0.50	$ 0.64	$ (2.42)
Diluted EPS:			
Income (loss) per share:			
As reported	$ 2.11	$ (0.04)	$ 0.05
Pro forma	$ 0.47	$ 0.56	$ (2.42)

Note 5. Income Taxes

The Company files a consolidated U.S. federal income tax return with its wholly-owned subsidiaries. The components of the Company's income tax (benefit) provision from continuing operations are as follows:

	Year Ended		
	2013	2012	2011
	(In millions)		
Current			
U.S. federal	$ (1.4)	$10.9	$ 2.0
State and local	1.0	3.8	4.2
	(0.4)	14.7	6.2
Deferred			
U.S. federal	(143.4)	3.2	(0.4)
State and local	(50.1)	1.0	0.3
	(193.5)	4.2	(0.1)
Income tax (benefit) provision	$(193.9)	$18.9	$ 6.1

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate on earnings from continuing operations is as follows:

	Year Ended		
	2013	2012	2011
Statutory U.S. federal income tax rate	(35.0)%	35.0%	35.0%
State and local income taxes, net of U.S. federal income tax effect	(7.4)	20.4	29.9
Changes in state income tax rates	(29.2)	—	—
Tax settlements and refund claims, including interest	—	—	3.5
Reserve adjustments	5.6	21.5	0.8
Valuation allowance adjustments	(680.8)	98.4	(44.0)
Rescindable common stock interest and realized (gains) losses	(1.4)	1.7	3.3
Non-deductible convertible subordinated notes interest	17.3	21.5	31.6
Deferred net operating loss to additional paid in capital	—	23.0	2.1
Research credits	(4.7)	(75.3)	—
Retroactive change in federal tax law	(5.3)	—	—
Benefit of manufacturing deductions	—	(9.5)	—
Other, net	0.8	6.5	5.3
Effective income tax rate	(740.1)%	143.2%	67.5%

In fiscal 2013, the Company's effective tax rate was an income tax benefit of 740.1% on a pre-tax loss of $26.2 million. The Company's effective tax rate differed from the 35% statutory federal income tax rate due largely to the release of a significant portion of the valuation allowance previously recorded against deferred tax assets, the impact of state income taxes, and certain non-deductible interest expense. The Company released approximately $282.4 million of the valuation allowance that existed at the beginning of the year, of which approximately $178.7 million was recorded as an income tax benefit to continuing operations, $1.1 million to discontinued operations, and $102.6 million was recorded in other comprehensive income.

The timing of recording or releasing a valuation allowance requires significant management judgment. The amount of the valuation allowance released by the Company represents a portion of deferred tax assets that was deemed more-likely-than-not that the Company will realize the benefits based on the analysis in which the positive evidence outweighed the negative evidence.

A valuation allowance is required when it is more-likely-than-not that all or a portion of deferred tax assets may not be realized. Establishment and removal of a valuation allowance requires management to consider all positive and negative evidence and to make a judgmental decision regarding the amount of valuation allowance required as of a reporting date. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. In the evaluation as of November 30, 2013, management has considered all available evidence, both positive and negative, including but not limited to the following:

Positive evidence

- The three year other comprehensive cumulative income position as of the end of fiscal 2013;
- The improved pro forma historical operating results when combined with that of the Rocketdyne Business, continued growth in contract backlog, and the anticipated impact of the Rocketdyne Business financial results on the Company's forecasted financial performance;
- The decrease in the projected pension obligation at November 30, 2013 due to the upward trend in the discount rate during fiscal 2013, which lowered future projected pension expense;

- The Company's recent history of generating taxable income which has allowed for the utilization of tax credit carryforwards; and
- Favorable trends with respect to Congressional action regarding sequestration from the Budget Control Act of 2011.

Negative evidence

- The lack of objective, verifiable evidence to predict future aerospace and defense spending associated with the Budget Control Act of 2011, including which governmental spending accounts may be subject to sequestration, the percentage reduction with respect thereto, and the latitude agencies will have in selecting specific expenditures to cut;
- The significance of the Company's defined benefit pension obligation and related impact it could have in future years; and
- The additional indebtedness incurred in fiscal 2013 related to the acquisition of the Rocketdyne Business.

As of November 30, 2013, management believes that the weight of the positive evidence outweighed the negative evidence regarding the realization of the net deferred tax assets. Management will continue to evaluate the ability to realize the Company's net deferred tax assets and the remaining valuation allowance on a quarterly basis.

The income tax provision of $18.9 million in fiscal 2012 is primarily related to: (i) current federal income taxes payable of $5.2 million; (ii) $3.0 million of current federal tax on earnings sheltered by net operating losses generated from equity based compensation, the benefit of which was recorded directly to equity; (iii) current change in the federal uncertain tax position reserve of $2.7 million; (iv) current state income taxes of $3.8 million; and (v) deferred taxes of $4.2 million, which represents the deferred tax expense from the tax amortization of goodwill plus the current period utilization of federal Alternative Minimum Tax ("AMT") credits and California research and development credits.

The income tax provision of $6.1 million in fiscal 2011 is primarily related to: (i) current federal income taxes payable of $1.5 million; (ii) $0.2 million of current federal tax on earnings sheltered by net operating losses generated from equity based compensation, the benefit of which was recorded directly to equity; (iii) $0.3 million true-up of interest accrual on the pending federal refund claims filed in 2010; (iv) current state income taxes of $4.2 million; and (v) deferred tax benefits of $0.1 million from the increase in the federal AMT credits and California research and development credits, offset by deferred tax expense from the tax amortization of goodwill.

The Company is routinely examined by domestic and foreign tax authorities. While it is difficult to predict the outcome or timing of a particular tax matter, the Company believes it has adequately provided reserves for any reasonable foreseeable outcome related to these matters.

A reconciliation of the change in unrecognized tax benefits from December 1, 2010 is as follows (in millions):

Unrecognized tax benefits at November 30, 2010	$ 4.8
Gross increases for tax positions taken during the year	0.1
Gross decreases for tax positions taken in prior year	(0.4)
Unrecognized tax benefits at November 30, 2011	4.5
Gross increases for tax positions taken during the year	0.2
Gross increases for tax positions taken in the prior year	0.3
Gross decreases for tax positions taken in prior year	(0.1)
Unrecognized tax benefits at November 30, 2012	4.9
Gross increases for tax positions taken during the year	0.2
Gross increases for tax positions taken in the prior year	2.3
Expiration of statutes of limitation	(0.9)
Unrecognized tax benefits at November 30, 2013	$ 6.5

As of November 30, 2013, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $5.6 million. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of November 30, 2013, the Company's accrued interest and penalties related to uncertain tax positions is $0.2 million. It is reasonably possible that a reduction of up to $0.4 million of unrecognized tax benefits and related interest may occur within the next 12 months as a result of the expiration of certain statutes of limitations. During fiscal 2013, the Company substantially completed a study relative to its federal and California research and development credits. Based upon the study results, the Company concluded that additional reserves of approximately $1.6 million were required.

The years ended November 30, 2010 through November 30, 2013 remain open to examination for U.S. federal income tax purposes. In addition, the years ended November 30, 2002 through November 30, 2005 remain open as they relate to selected tax attributes utilized during fiscal years 2010 through 2013. For the Company's other major taxing jurisdictions, the tax years ended November 30, 2003 through November 30, 2013 remain open to examination.

Deferred tax assets and liabilities are as follows:

	As of November 30, 2013	As of November 30, 2012
	(In millions)	
Deferred Tax Assets		
Accrued estimated costs	$ 91.4	$ 68.1
Basis difference in assets and liabilities	23.0	30.1
Tax losses and credit carryforwards	32.4	24.9
Net cumulative defined benefit pension plan losses	107.4	175.5
Retiree medical and life insurance benefits	27.4	30.1
Valuation allowance	(2.6)	(288.1)
Total deferred tax assets	279.0	40.6
Deferred Tax Liabilities		
U.S. federal effect of state deferred taxes	12.6	10.6
Revenue recognition differences	53.4	26.1
Basis differences in intangible assets	20.3	15.5
Total deferred tax liabilities	86.3	52.2
Total net deferred tax assets (liabilities)	$192.7	$ (11.6)

As discussed above, the Company released a significant portion of its valuation allowance during fiscal 2013. The valuation allowance release of $282.4 million was recorded to operations and other comprehensive income in the amounts of $179.8 million and $102.6 million, respectively. The net change in the deferred tax assets is due largely to the release of the valuation allowance, changes to temporary differences for defined benefit pension plans and revenue recognition, and the inclusion of additional deferred tax assets as a result of the purchase of the Rocketdyne business of approximately $12.9 million.

The year of expiration for the Company's federal and state net operating loss carryforwards as of November 30, 2013 is as follows (in millions):

	Federal	State
2015	$ —	$ 24.7
2016	—	28.9
2017	—	29.9
2018	—	48.3
2019	—	105.6
2033	9.2	—
	$9.2	$237.4

Approximately $5.5 million of the state net operating loss carryforwards and $0.7 million of the federal net operating loss carryforwards relate to the exercise of stock options the benefit of which will be credited to equity when realized. In addition, the Company has U.S. federal and state capital loss carryforwards of approximately $1.6 million and $0.9 million, respectively, which begin expiring in fiscal 2015. The Company has approximately $2.2 million of loss carryover in foreign jurisdictions which have no expiration date.

The Company has federal and California research and development credit carryover of $4.6 million and $0.2 million, respectively. The federal credits begin to expire in 2031 and the state credits have no expiration date. The Company also has $2.7 million of federal alternative minimum tax credit which do not expire.

Note 6. Long-Term Debt

	As of November 30, 2013	As of November 30, 2012
	(In millions)	
Senior debt	$ 45.0	$ 47.5
Senior secured notes	460.0	—
Convertible subordinated notes	193.4	200.2
Other debt	0.8	1.0
Total debt, carrying amount	699.2	248.7
Less: Amounts due within one year		
Senior debt	2.5	2.5
Other debt	0.4	0.2
Total long-term debt, carrying amount	$696.3	$246.0

As of November 30, 2013, the earlier of the Company's contractual debt principal maturities or the next debt redemption date that could be exercised at the option of the debt holder, are summarized by fiscal year as follows:

	Total	2014	2015	2016	2017	2021
			(In millions)			
Term loan	$ 45.0	$2.5	$ 2.5	$40.0	$—	$ —
4 1/16% Debentures	193.2	—	193.2	—	—	—
7 1/8% Notes	460.0	—	—	—	—	460.0
2 1/4% Debentures	0.2	0.2	—	—	—	—
Other debt	0.8	0.2	0.2	0.3	0.1	—
Total debt	$699.2	$2.9	$195.9	$40.3	$0.1	$460.0

a. Senior Debt:

	As of November 30, 2013	As of November 30, 2012
	(In millions)	
Term loan, bearing interest at variable rates (rate of 3.67% as of November 30, 2013), payable in quarterly installments of $0.6 million plus interest, maturing in November 2016	$45.0	$47.5

Senior Credit Facility

On November 18, 2011, the Company entered into the senior credit facility (the "Senior Credit Facility") with the lenders identified therein and Wells Fargo Bank, National Association, as administrative agent, which replaced the Company's prior credit facility.

On May 30, 2012, the Company executed an amendment (the "First Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The First Amendment, among other things, (1) provided for an incremental facility of up to $50.0 million through additional borrowings under the term loan facility and/or increases under the revolving credit facility, (2) provided greater flexibility with respect to the Company's ability to incur indebtedness to support permitted acquisitions, and (3) increased the aggregate limitation on sale leasebacks from $20.0 million to $30.0 million during the term of the Senior Credit Facility.

On August 16, 2012, the Company executed an amendment (the "Second Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Second Amendment, among other things, (1) allowed for the incurrence of up to $510 million of second lien indebtedness in connection with the Acquisition, and (2) provided for a committed delayed draw term loan facility of $50 million under which the Company was entitled to draw in connection with the Acquisition or up through August 9, 2013. This delayed draw term loan facility expired undrawn in August 2013.

On January 14, 2013, the Company, executed an amendment (the "Third Amendment") to the Senior Credit Facility with the lenders identified therein, and Wells Fargo Bank, National Association, as administrative agent. The Third Amendment, among other things, allowed for the 7 1/8% Notes to be secured by a first priority security interest in the escrow account into which the proceeds of the 7 1/8% Notes offering were deposited pending the consummation of the Acquisition.

In connection with the consummation of the Acquisition, GenCorp added Pratt & Whitney Rocketdyne, Inc. ("PWR"), Arde, Inc. ("Arde") and Arde-Barinco, Inc. ("Arde-Barinco") as subsidiary guarantors under its Senior Credit Facility pursuant to that certain Joinder Agreement, dated as of June 14, 2013, by and among PWR, Arde, Arde-Barinco, GenCorp and Wells Fargo Bank, National Association, as administrative agent. In connection with the consummation of the Acquisition, the name of PWR was changed to Aerojet Rocketdyne of DE, Inc. and the name of Aerojet-General Corporation, an existing subsidiary guarantor at the time of the Acquisition, was changed to Aerojet Rocketdyne, Inc.

The Senior Credit Facility, as amended, provides for credit of up to $250.0 million in aggregate principal amount of senior secured financing, consisting of:

- a 5-year $50.0 million term loan facility;
- a 5-year $150.0 million revolving credit facility; and
- an incremental uncommitted facility under which the Company is entitled to incur, subject to certain conditions, up to $50.0 million of additional borrowings under the term loan facility and/or increases under the revolving credit facility.

The revolving credit facility includes a $100.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for swingline loans. The term loan facility amortizes in quarterly installments at a rate of 5.0% of the original principal amount per annum, with the balance due on the maturity date. Outstanding indebtedness under the Senior Credit Facility may be voluntarily prepaid at any time, in whole or in part, in general without premium or penalty (subject to customary breakage costs).

As of November 30, 2013, the Company had $58.1 million outstanding letters of credit under the $100.0 million subfacility for standby letters of credit and had $45.0 million outstanding under the term loan facility.

In general, borrowings under the Senior Credit Facility bear interest at a rate equal to LIBOR plus 350 basis points (subject to downward adjustment), or the base rate as it is defined in the credit agreement governing the Senior Credit Facility plus 250 basis points (subject to downward adjustment). In addition, the Company is charged a commitment fee of 50 basis points per annum on unused amounts of the revolving credit facility and 350 basis points per annum (subject to downward adjustment), along with a fronting fee of 25 basis points per annum, on the undrawn amount of all outstanding letters of credit.

Aerojet Rocketdyne, Aerojet Rocketdyne of DE, Inc., Arde and Arde-Barinco guarantee the payment obligations under the Senior Credit Facility. All obligations under the Senior Credit Facility are further secured by (i) all equity interests owned or held by the loan parties, including interests in the Company's Easton subsidiary and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first-tier foreign subsidiaries of the loan parties; (ii) substantially all of the tangible and intangible personal property and assets of the loan parties; and (iii) certain real property owned by the loan parties located in Orange, Virginia and Redmond, Washington. Except for certain real property located in Canoga Park, California acquired in connection with the consummation of the Acquisition, the Company's real property located in California, including the real estate holdings of Easton, is excluded from collateralization under the Senior Credit Facility.

The Company is subject to certain limitations including the ability to incur additional debt, make certain investments and acquisitions, and make certain restricted payments, including stock repurchases and dividends. The Senior Credit Facility includes events of default usual and customary for facilities of this nature, the occurrence of which could lead to an acceleration of the Company's obligations thereunder. Additionally, the Senior Credit Facility includes certain financial covenants, including that the Company maintain (i) a maximum total leverage ratio, calculated net of cash up to a maximum of $100.0 million, of 4.25 to 1.00 through fiscal periods ending November 30, 2014 and 4.00 to 1.00 thereafter; and (ii) a minimum interest coverage ratio of 2.40 to 1.00.

Financial Covenant	Actual Ratios as of November 30, 2013	Required Ratios
Interest coverage ratio, as defined under the Senior Credit Facility	4.54 to 1.00	Not less than: 2.4 to 1.00
Leverage ratio, as defined under the Senior Credit Facility	2.86 to 1.00	Not greater than: 4.25 to 1.00

The Company was in compliance with its financial and non-financial covenants as of November 30, 2013.

b. Senior Secured Notes:

	As of November 30, 2013	2012
	(In millions)	
Senior secured notes, bearing interest at 7.125% per annum, interest payments due in March and September, maturing in March 2021	$460.0	$—

7.125% Second-Priority Senior Secured Notes

On January 28, 2013, the Company issued $460.0 million in aggregate principal amount of its 7 1/8% Notes. The 7 1/8% Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the U.S. in accordance with Regulation S under the Securities Act. The 7 1/8% Notes mature on March 15, 2021, subject to early redemption described below. The 7 1/8% Notes pay interest semi-annually in cash in arrears on March 15, and September 15, of each year, beginning on March 15, 2013. In November 2013, the 7 1/8% Notes were registered under the Securities Act.

The gross proceeds from the sale of the 7 1/8% Notes (after deducting underwriting discounts), plus an amount sufficient to fund a Special Mandatory Redemption (as defined in the 7 1/8% Notes indenture), including accrued interest on the 7 1/8% Notes, were deposited into escrow pending the consummation of the Acquisition pursuant to an escrow agreement (the "Escrow Agreement") by and among the Company and U.S. Bank National Association, as trustee for the 7 1/8% Notes, as escrow agent and as bank and securities intermediary. Pursuant to the Escrow Agreement, the Company continued to deposit accrued interest on the 7 1/8% Notes on a monthly basis until the satisfaction of the conditions to release the proceeds from escrow. On June 14, 2013, the conditions to release the proceeds from escrow were satisfied and escrow funds were released in connection with the consummation of the Acquisition.

The 7 1/8% Notes are redeemable at the Company's option, in whole or in part, at any time prior to March 15, 2016 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus an applicable premium (as defined in the 7 1/8% Notes indenture). Thereafter, the Company may redeem the 7 1/8% Notes, at any time on or after March 15, 2016, at redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning March 15 of the years indicated below:

Year	Redemption Price
2016	105.344%
2017	103.563%
2018	101.781%
2019 and thereafter	100.000%

In addition, before March 15, 2016, the Company may redeem up to 35% of the original aggregate principal amount of the 7 1/8% Notes at a redemption price equal to 107.125% of the aggregate principal amount of the 7 1/8% Notes, plus accrued interest, with the proceeds from certain types of public equity offerings.

The 7 1/8% Notes are fully and unconditionally and jointly and severally guaranteed on a second-priority senior secured basis by each of the Company's existing and future subsidiaries that guarantee its obligations under the Company's existing Senior Credit Facility. These 100% owned subsidiary guarantors are Aerojet Rocketdyne, Aerojet Rocketdyne of DE, Inc. (formerly PWR), Arde and Arde-Barinco (see Note 16). The 7 1/8% Notes are also secured on a second-priority basis by the assets (other than real property) that secure the Company's and its guarantors' obligations under the Senior Credit Facility, subject to certain exceptions and permitted liens.

Upon the occurrence of a change of control (as defined in the 7 1/8% Notes indenture), if the Company has not previously exercised its right to redeem all of the outstanding 7 1/8% Notes pursuant to the Special Mandatory Redemption or an optional redemption as described in the indenture, the Company must offer to repurchase the 7 1/8% Notes at 101% of the principal amount of the 7 1/8% Notes, plus accrued and unpaid interest to the date of repurchase.

The 7 1/8% Notes indenture contains certain covenants limiting the Company's ability and the ability of its restricted subsidiaries (as defined in the 7 1/8% Notes indenture) to, subject to certain exceptions and qualifications: (i) incur additional indebtedness; (ii) pay dividends or make other distributions on, redeem or repurchase, capital stock; (iii) make investments or other restricted payments; (iv) create or incur certain liens; (v) incur restrictions on the payment of dividends or other distributions from its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell assets; or (viii) effect a consolidation or merger.

The 7 1/8% Notes indenture also contains customary events of default, including, among other things, failure to pay interest, failure to comply with certain repurchase provisions, breach of certain covenants, failure to pay at maturity or acceleration of other indebtedness, failure to pay certain judgments, and certain events of insolvency or bankruptcy. Generally, if any event of default occurs, the 7 1/8% Notes trustee or the holders of at least 25% in principal amount of the 7 1/8% Notes may declare the 7 1/8% Notes due and payable by providing notice to the Company. In case of default arising from certain events of bankruptcy or insolvency, the 7 1/8% Notes will become immediately due and payable.

The Company used the net proceeds of the 7 1/8% Notes offering to fund, in part, the acquisition of the Rocketdyne Business, and to pay related fees and expenses.

c. Convertible Subordinated Notes:

	As of November 30, 2013	As of November 30, 2012
	(In millions)	
Convertible subordinated debentures, bearing interest at 2.25% per annum, interest payments due in May and November, maturing in November 2024	$ 0.2	$ 0.2
Convertible subordinated debentures, bearing interest at 4.0625% per annum, interest payments due in June and December, maturing in December 2039	193.2	200.0
Total convertible subordinated notes	$193.4	$200.2

2 1/4% Convertible Subordinated Debentures

As of November 30, 2013 and 2012, the Company had $0.2 million outstanding principal amount of its 2 1/4% Debentures.

The initial carrying value of the liability component at issuance of the 2 1/4% Debentures was the present value of its cash flows using a discount rate of 8.86%, effective interest rate. The carrying value of the liability component was determined to be $97.5 million. The equity component, or debt discount, of the 2 1/4% Debentures was determined to be $48.9 million. The debt discount was amortized as a non-cash charge to interest expense over the period from the issuance date through November 20, 2011 which was the date holders required the Company to repurchase substantially all of the 2 1/4% Debentures.

The $4.9 million of costs incurred in connection with the issuance of the 2 1/4% Debentures were capitalized and bifurcated into deferred financing costs of $3.3 million and equity issuance costs of $1.6 million. The deferred financing costs were being amortized to interest expense from the issuance date through November 20, 2011.

The following table presents the carrying amounts of the equity and liability components as of November 30, 2013 and 2012 (dollars in millions):

Carrying amount of equity component, net of equity issuance costs	$44.1
Principal amount of 2 1/4% Debentures	$ 0.2

The following table presents the interest expense components for the 2 1/4% Debentures for fiscal 2011 (in millions):

Interest expense-contractual interest	$1.3
Interest expense-amortization of debt discount	3.5
Interest expense-amortization of deferred financing costs	0.3
Effective interest rate	8.9%

4 1/16% Convertible Subordinated Debentures

In December 2009, the Company issued $200.0 million in aggregate principal amount of 4 1/16% Debentures in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 4 1/16% Debentures mature on December 31, 2039, subject to earlier redemption, repurchase, or conversion. Interest on the 4 1/16% Debentures accrues at 4.0625% per annum and is payable semiannually in arrears on June 30 and December 31 of each year, beginning June 30, 2010 (or if any such day is not a business day, payable on the following business day), and the Company may elect to pay interest in cash or, generally on any interest payment that is at least one year after the original issuance date of the 4 1/16% Debentures, in shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's option, subject to certain conditions.

The 4 1/16% Debentures are general unsecured obligations of the Company and rank equal in right of payment to all of the Company's other existing and future unsecured subordinated indebtedness, including the 2 1/4% Debentures. The 4 1/16% Debentures rank junior in right of payment to all of the Company's existing and future senior indebtedness, including all of its obligations under its Senior Credit Facility and all of its existing and future senior subordinated indebtedness. In addition, the 4 1/16% Debentures are effectively subordinated to any of the Company's collateralized debt, to the extent of such collateral, and to any and all debt and liabilities including trade debt of its subsidiaries.

Each holder of the 4 1/16% Debentures may convert its 4 1/16% Debentures into shares of the Company's common stock at a conversion rate of 111.0926 shares per $1,000 principal amount, representing a conversion price of approximately $9.00 per share, subject to adjustment. In addition, if the holders elect to convert their 4 1/16% Debentures in connection with the occurrence of certain fundamental changes to the Company as described in the indenture, the holders will be entitled to receive additional shares of common stock upon conversion in some circumstances. Upon any conversion of the 4 1/16% Debentures, subject to certain exceptions, the holders will not receive any cash payment representing accrued and unpaid interest.

The Company may at any time redeem any 4 1/16% Debentures for cash (except as described below with respect to any make-whole premium that may be payable) if the last reported sales price of the Company's common stock has been at least 150% of the conversion price then in effect for at least twenty (20) trading days during any thirty (30) consecutive trading day period ending within five (5) trading days prior to the date on which the Company provides the notice of redemption.

The Company may redeem the 4 1/16% Debentures either in whole or in part at a redemption price equal to (i) 100% of the principal amount of the 4 1/16% Debentures to be redeemed, plus (ii) accrued and unpaid interest, if any, up to, but excluding, the redemption date, plus (iii) if the Company redeems the 4 1/16% Debentures prior to December 31, 2014, a "make-whole premium" equal to the present value of the remaining scheduled payments of interest that would have been made on the 4 1/16% Debentures to be redeemed had such 4 1/16% Debentures remained outstanding from the redemption date to December 31, 2014. Any make-whole premium is payable in cash, shares of the Company's common stock or a combination of cash and shares, at the Company's option, subject to certain conditions.

Each holder may require the Company to repurchase all or part of its 4 1/16% Debentures on December 31, 2014, 2019, 2024, 2029 and 2034 (each, an "optional repurchase date") at an optional repurchase price equal to (1) 100% of their principal amount, plus (2) accrued and unpaid interest, if any, up to, but excluding, the date of repurchase. The Company may elect to pay the optional repurchase price in cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock, at the Company's option, subject to certain conditions.

If a fundamental change to the Company, as described in the indenture governing the 4 1/16% Debentures, occurs prior to maturity, each holder will have the right to require the Company to purchase all or part of its 4 1/16% Debentures for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, up to, but excluding, the repurchase date.

If the Company elects to deliver shares of its common stock as all or part of any interest payment, any make-whole premium or any optional repurchase price, such shares will be valued at the product of (x) the price per share of the Company's common stock determined during: (i) in the case of any interest payment, the twenty (20) consecutive trading days ending on the second trading day immediately preceding the record date for such interest payment; (ii) in the case of any make-whole premium payable as part of the redemption price, the twenty (20) consecutive trading days ending on the second trading day immediately preceding the redemption date; and (iii) in the case of any optional repurchase price, the forty (40) consecutive trading days ending on the second trading day immediately preceding the optional repurchase date; (in each case, the "averaging period" with respect to such date) using the sum of the daily price fractions (where "daily price fraction" means, for each trading day during the relevant averaging period, 5% in the case of any interest payment or any make-whole premium or 2.5% in the case of any optional repurchase, multiplied by the daily volume weighted average price per share of the Company's common stock for such day), multiplied by (y) 97.5%. The Company will notify holders at least five (5) business days prior to the start of the relevant averaging period of the extent to which the Company will pay any portion of the related payment using shares of common stock.

Effective December 21, 2010, in accordance with the terms of the indenture, the restrictive legend on the 4 1/16% Debentures was removed and the 4 1/16% Debentures are freely tradable pursuant to Rule 144 under the Securities Act of 1933 without volume restrictions by any holder that is not an affiliate of the Company at the time of sale and has not been an affiliate during the preceding three months.

Issuance of the 4 1/16% Debentures generated net proceeds of $194.1 million, which were used to repurchase long-term debt and other debt related costs.

During fiscal 2013, $1.6 million of 4 1/16% Debentures were converted to common stock. Additionally, during fiscal 2013, the Company repurchased $5.2 million principal amount of its 4 1/16% Debentures at various prices ranging from 176% of par to 195% of par (see Note 15).

d. Other Debt:

	As of November 30,	
	2013	2012
	(In millions)	
Capital lease, payable in monthly installments, maturing in March 2017	$0.8	$1.0
Total other debt	$0.8	$1.0

Note 7. Retirement Benefits

a. Plan Descriptions

Pension Benefits

Effective February 1, 2009 and July 31, 2009, future benefit accruals for non-collective bargaining-unit employees and collective bargaining-unit employees, respectively, were discontinued. No employees lost their previously earned pension benefits.

As of November 30, 2013, the Company's total defined benefit pension plan assets, total projected benefit obligations, and unfunded pension obligation for the tax-qualified pension plan were approximately $1,258.4 million, $1,538.6 million, and $261.7 million, respectively.

The Company does not expect to make any significant cash contributions to its government contractor business segment tax-qualified defined benefit pension plan until fiscal 2015, which are recoverable through the Company's U.S government contracts (see below). Additionally, the Company does not expect to make any significant cash contributions to the GenCorp tax-qualified defined benefit pension plan until fiscal 2018 or later, which are not recoverable through the Company's U.S. government contracts. Further, with the Office of Federal Procurement Policy issuance of the final rule harmonizing Cost Accounting Standard ("CAS") 412, *Composition and Measurement of Pension Cost*, and CAS 413, *Adjustment and Allocation of Pension Cost*, with the Pension Protection Act (the "PPA"), the Company will recover portions of any required pension funding through its government contracts. Approximately 91% of the Company's unfunded pension benefit obligation for its tax-qualified pension plan as of November 30, 2013 is related to its government contracting business segment, Aerojet Rocketdyne.

The PPA requires underfunded pension plans to improve their funding ratios based on the funded status of the plan as of specified measurement dates through contributions or application of prepayment credits. As of November 30, 2013, the Company has accumulated $30.6 million in prepayment credits as a result of advanced funding. Changes in prepayment credits during fiscal 2013 were as follows (in millions):

Balance as of November 30, 2012	$32.5
Amount used to offset minimum required contribution as of December 1, 2012	(5.4)
Adjustment for investment experience	3.5
Balance as of November 30, 2013	$30.6

The funded status of the pension plan is affected by the investment experience of the plan's assets, by any changes in U.S. law, and by changes in the statutory interest rates used by tax-qualified pension plans in the U.S. to calculate funding requirements or other plan experience. Accordingly, if the performance of the Company's plan assets does not meet the assumptions, if there are changes to the Internal Revenue Service regulations or other applicable law, or if other actuarial assumptions are modified, the contributions to the Company's underfunded pension plan could be significant in future periods.

In conjunction with the Acquisition, the Company recorded a $5.3 million pension liability associated with Rocketdyne's bargaining unit employees. In addition, the Company now participates in one multi-employer defined benefit pension plan under the terms of collective bargaining agreements that cover a portion of Rocketdyne's bargaining unit employees. The annual expenses associated with the pension liability are allowable to be included in the Company's contracts with the U.S. government.

The risks for participating in this multi-employer plan are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Lastly, if the Company chooses to stop participating in a plan, it may be required to pay that plan a withdrawal liability based on the underfunded status of the plan.

The Company's participation in the multi-employer plan for the year ended November 30, 2013 from the acquisition date of June 14, 2013 was less than $0.1 million. This plan was determined to not be individually significant.

Medical and Life Insurance Benefits

The Company provides medical and life insurance benefits to certain eligible retired employees, with varied coverage by employee group. Generally, employees hired after January 1, 1997 are not eligible for retiree medical and life insurance benefits. The medical benefit plan provides for cost sharing between the Company and its retirees in the form of retiree contributions, deductibles, and coinsurance. Medical and life insurance benefit obligations are unfunded. Medical and life insurance benefit cash payments for eligible retired Aerojet Rocketdyne and GenCorp employees are recoverable under the Company's U.S. government contracts.

Defined Contribution 401(k) Benefits

The Company sponsors a defined contribution 401(k) plan and participation in the plan is available to all employees. The Company makes matching contributions in cash equal to 100% of the first 3% of the participants' compensation contributed and 50% of the next 3% of the compensation contributed. The cost of the 401(k) plan was $14.7 million in fiscal 2013, $10.8 million in fiscal 2012, and $9.9 million in fiscal 2011. The cost of the 401(k) plan is expected to increase in the future as a result of the Rocketdyne Business acquisition.

b. Plan Results

Summarized below is the balance sheet impact of the Company's pension benefits and medical and life insurance benefits. Pension benefits include the consolidated tax-qualified plan and the unfunded non-qualified plan for benefits provided to employees beyond those provided by the Company's tax-qualified plan. Plan assets, benefit obligations, and the funded status of the plans were determined at November 30, 2013 and 2012 for fiscal 2013 and 2012, respectively.

	Pension Benefits		Medical and Life Insurance Benefits	
	As of November 30,			
	2013	2012	2013	2012
	(In millions)			
Change in fair value of plan assets:				
Fair value — beginning of year	$1,243.1	$1,296.8	$ —	$ —
Gain on plan assets	150.2	81.2	—	—
Employer contributions	1.2	1.2	5.4	5.1
Benefits paid(1)	(136.1)	(136.1)	(5.4)	(5.1)
Fair Value — end of year	$1,258.4	$1,243.1	$ —	$ —
Change in benefit obligation:				
Benefit obligation — beginning of year	$1,717.7	$1,550.4	$ 75.8	$ 75.2
Service cost(2)	6.3	4.5	0.1	0.1
Interest cost	61.0	73.5	2.4	3.3
Acquisition(3)	5.3	—	—	—
Actuarial(gains) losses	(115.6)	225.4	(6.3)	2.3
Benefits paid	(136.1)	(136.1)	(5.4)	(5.1)
Benefit obligation — end of year(4)	$1,538.6	$1,717.7	$ 66.6	$ 75.8
Funded status of the plans	$ (280.2)	$ (474.6)	$(66.6)	$(75.8)
Amounts Recognized in the Consolidated Balance Sheets:				
Postretirement medical and life insurance benefits, current	$ —	$ —	$ (7.3)	$ (7.5)
Postretirement medical and life insurance benefits, noncurrent	—	—	(59.3)	(68.3)
Pension liability, non-qualified current (component of other current liabilities)	(1.3)	(1.2)	—	—
Pension liability, non-qualified (component of other noncurrent liabilities)	(17.2)	(18.9)	—	—
Pension benefits, noncurrent	(261.7)	(454.5)	—	—
Net Liability Recognized in the Consolidated Balance Sheets	$ (280.2)	$ (474.6)	$(66.6)	$(75.8)

(1) Benefits paid for medical and life insurance benefits are net of the Medicare Part D Subsidy of $0.4 million received in both fiscal 2013 and 2012.

(2) Service cost for pension benefits represents the administrative costs of the tax-qualified pension plan and the service cost for Rocketdyne's bargaining unit employees from the acquisition date of June 14, 2013 to November 30, 2013.

(3) Estimate of pension liability associated with Rocketdyne's bargaining unit employees as of the acquisition date of June 14, 2013

(4) Pension benefit obligation includes $18.5 million in fiscal 2013 and $20.1 million in fiscal 2012 for the non-qualified plan.

Due to freezing of the plan benefits in fiscal 2009, the accumulated benefit obligation for the defined benefit pension plans was equal to the benefit obligation as of the November 30, 2013 and 2012 measurement dates.

Components of net periodic benefit expense (income) are as follows:

	Pension Benefits			Medical and Life Insurance Benefits		
	Year Ended					
	2013	2012	2011	2013	2012	2011
	(In millions)					
Service cost(1)	$ 6.3	$ 4.5	$ 3.9	$ 0.1	$ 0.1	$ 0.1
Interest cost on benefit obligation	61.0	73.5	78.4	2.4	3.3	3.5
Assumed return on plan assets(2)	(96.4)	(99.2)	(102.4)	—	—	—
Amortization of prior service (credits) costs	—	—	—	(0.9)	(0.1)	0.1
Amortization of net losses (gains)	94.6	62.1	66.4	(2.1)	(3.2)	(3.6)
Net periodic benefit expense (income)	$ 65.5	$ 40.9	$ 46.3	($ 0.5)	$ 0.1	$ 0.1

(1) Service cost for pension benefits represents the administrative costs of the tax-qualified pension plan and the service cost for Rocketdyne's bargaining unit employees from the acquisition date of June 14, 2013 to November 30, 2013.

(2) The actual return and rate of return on plan assets are as follows:

	Year Ended		
	2013	2012	2011
	(In millions, except rate of return)		
Actual return on plan assets	$150.2	$81.2	$54.5
Actual rate of return on plan assets	12.5%	6.5%	3.8%

Market conditions and interest rates significantly affect assets and liabilities of the pension plans. Pension accounting permits market gains and losses to be deferred and recognized over a period of years. This "smoothing" results in the creation of other accumulated income or loss which will be amortized to pension costs in future years. The accounting method the Company utilizes recognizes one-fifth of the unamortized gains and losses in the market-related value of pension assets and all other gains and losses including changes in the discount rate used to calculate benefit costs each year. Investment gains or losses for this purpose are the difference between the expected return and the actual return on the market-related value of assets which smoothes asset values over three years. Although the smoothing period mitigates some volatility in the calculation of annual retirement benefit expense, future expenses are impacted by changes in the market value of pension plan assets and changes in interest rates.

c. Plan Assumptions

The Company used the following assumptions, calculated based on a weighted-average, to determine the benefit obligations for the applicable fiscal year.

	Pension Benefits		Medical and Life Insurance Benefits	
	2013	2012	2013	2012
Discount rate	4.54%	3.68%	3.98%	3.24%
Discount rate (benefit restoration plan)	4.65%	3.77%	*	*
Ultimate healthcare trend rate	*	*	5.00%	5.00%
Initial healthcare trend rate (pre 65/post 65)	*	*	8.50%	8.75%
Year ultimate rate attained (pre 65/post 65)	*	*	2021	2021

The Company used the following assumptions, calculated based on a weighted-average, to determine the periodic benefit expense (income) for the applicable fiscal year.

	Pension Benefits			Medical and Life Insurance Benefits		
	2013	2012	2011	2013	2012	2011
Discount rate	3.68%	4.95%	5.21%	3.24%	4.58%	4.65%
Discount rate (benefit restoration plan)	3.77%	4.98%	5.34%	*	*	*
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%	*	*	*
Ultimate healthcare trend rate	*	*	*	5.00%	5.00%	5.00%
Initial healthcare trend rate (pre 65/post 65)	*	*	*	8.75%	9.00%	9.00%
Initial healthcare trend rate (pre 65/post 65)	*	*	*	2021	2021	2021

* Not applicable

Certain actuarial assumptions, such as assumed discount rate, long-term rate of return, and assumed healthcare cost trend rates can have a significant effect on amounts reported for periodic cost of pension benefits and medical and life insurance benefits, as well as respective benefit obligation amounts. The assumed discount rate represents the market rate available for investments in high-quality fixed income instruments with maturities matched to the expected benefit payments for pension and medical and life insurance benefit plans.

The expected long-term rate of return on plan assets represents the rate of earnings expected in the funds invested, and funds to be invested, to provide for anticipated benefit payments to plan participants. The Company evaluated the plan's historical investment performance, its current and expected asset allocation, and, with input from the Company's external advisors and investment managers, developed best estimates of future investment performance of the plan's assets. Based on this analysis, the Company has assumed a long-term rate of return on plan assets of 8.0%.

The Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates for the medical benefit plans. For fiscal 2013 medical benefit obligations, the Company assumed a 8.5% annual rate of increase for pre and post 65 participants in the per capita cost of covered healthcare claims with the rate decreasing over seven years until reaching 5.0%.

A one percentage point change in the key assumptions would have the following effects on the projected benefit obligations as of November 30, 2013 and on expense for fiscal 2013:

	Pension Benefits and Medical and Life Insurance Benefits Discount Rate		Expected Long-term Rate of Return	Assumed Healthcare Cost Trend Rate	
	Net Periodic Benefit Expense	Projected Benefit Obligation	Net Periodic Pension Benefit Expense	Net Periodic Medical and Life Insurance Benefit Expense	Accumulated Benefit Obligation
			(In millions)		
1% decrease ...	$ 26.8	$ 159.5	$ 12.1	$(0.5)	$(1.6)
1% increase	(22.8)	(134.8)	(12.1)	0.5	1.8

d. Plan Assets and Investment Policy

The Company's investment policy is to maximize the total rate of return with a view toward long-term funding objectives of the plan to ensure that funds are available to meet benefit obligations when due. The plan assets are diversified to the extent necessary to minimize risk and to achieve an optimal balance between risk and return. This return seeking strategy focuses on higher return seeking investments in actively managed investment vehicles with an emphasis toward alternative investments and allows for diversification as to the type of assets, tactical trades, and number of investment managers used to carry out this strategy. This strategy is achieved using diversified asset types, which may include cash, equities, fixed income, real estate, private equity holdings, and derivatives. Allocations between these asset types may change as a result of changing market conditions and tactical investment opportunities.

While we do not target specific investment allocations, we monitor asset allocations periodically to provide diversification by investment type and investment managers as well as managing overall liquidity to meet the Company's objective of maximizing the total rate of return. The Company's pension plans asset allocations as of November 30, 2013 and 2012, by asset category, are as follows:

	As of November 30,	
	2013	2012
Cash and cash equivalents	21%	26%
Equity securities	30	25
Fixed income	18	21
Real estate investments	1	2
Private equity holdings	8	6
Alternative investments	22	20
Total	100%	100%

The fair value of the Company's pension plan assets and liabilities by asset category and by level were as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In millions)			
November 30, 2013				
Cash and cash equivalents	$ 272.6	$147.6	$125.0	$ —
Equity securities:				
Domestic equity securities	422.1	417.0	4.8	0.3
International equity securities	42.5	42.2	0.3	—
Derivatives:				
Written options	(0.1)	(0.1)	—	—
Short sales	(81.7)	(81.7)	—	—
Fixed income:				
U.S. government securities	5.9	0.3	5.6	—
Corporate debt securities	91.6	1.2	90.0	0.4
Asset-backed securities	131.9	—	131.9	—
Derivatives:				
Purchased options	0.1	—	0.1	—
Short sales	(9.1)	(4.5)	(4.6)	—
Forward exchange contracts	(0.2)	—	(0.2)	—
Real estate investments	15.7	—	—	15.7
Private equity holdings	97.7	—	—	97.7
Alternative investments	276.5	—	—	276.5
Total	1,265.5	$522.0	$352.9	$390.6
Receivables	7.4			
Payables	(14.5)			
Total	$1,258.4			

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
November 30, 2012				
Cash and cash equivalents	$ 319.3	$ 200.3	$119.0	$ —
Equity securities:				
Domestic equity securities	388.3	380.1	7.9	0.3
International equity securities	56.6	56.2	0.3	0.1
Derivatives:				
Purchased options	0.7	0.7	—	—
Written options	(1.0)	(1.0)	—	—
Short sales	(134.7)	(134.7)	—	—
Fixed income:				
U.S. government securities	6.0	0.4	5.6	—
Corporate debt securities	79.1	—	78.7	0.4
Asset-backed securities	183.7	—	183.7	—
Short sales	(7.6)	(0.4)	(7.2)	—
Forward exchange contracts	0.2	—	0.2	—
Real estate investments	16.7	—	—	16.7
Private equity holdings	74.9	—	—	74.9
Alternative investments	253.2	—	—	253.2
Total	1,235.4	$ 501.6	$388.2	$345.6
Receivables	28.6			
Payables	(20.9)			
Total	$1,243.1			

The following is a description of the significant investment strategies and valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at November 30, 2013 and 2012.

Cash and cash equivalents

Cash and cash equivalents are held in money market accounts or invested in Short-Term Investment Funds ("STIFs"). Cash and cash equivalents held in money market accounts are classified as Level 1 investments. STIFs are not traded on an exchange and active market, and therefore are classified as Level 2 investments.

Equity securities

Equity securities are invested broadly in U.S. and non-U.S. companies which are in various industries and through a range of market capitalization in common stocks, exchange-traded funds ("ETFs"), common collective trusts ("CCTs"), derivatives and other investment vehicles. Common stocks and ETFs are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the fiscal year and are classified as Level 1 investments. CCTs are not traded on an exchange and active market, however, the fair value is determined using net asset value ("NAV") based on the fair value of the underlying investments as traded in an exchange and active market, and therefore are classified as Level 2 investments. Derivatives include call and put options on common stocks or ETFs, which are all listed on an exchange and active market and classified as Level 1 investments. Short sales are short equity positions which are all listed on an exchange and active market and classified as Level 1 investments. Equity securities that are invested in common stock of private companies are priced using unobservable inputs and classified as Level 3 investments.

Fixed income securities

Fixed income securities are invested in a variety of instruments, including, but not limited to, government securities, corporate debt securities, ETFs, CCTs, derivatives, asset-backed securities, and other investment vehicles.

U.S. government securities are invested in treasury bills, ETFs and CCTs. Treasury bills are valued at bid evaluations which are evaluated prices using observable and market-based inputs and are classified as Level 2 investments. ETFs are traded in an exchange and active market and classified as Level 1 investments. CCTs are priced at NAV by investment managers using observable inputs of the underlying U.S. government securities and are classified as Level 2 investments.

Foreign government securities are priced by investment managers using unobservable inputs such as extrapolated data, proprietary models, or indicative quotes and are classified as Level 3 investments.

Corporate debt securities are invested in corporate bonds, ETFs and CCTs. ETFs are traded in an exchange and active market and classified as Level 1 investments. Corporate bonds that are valued at bid evaluations using observable and market-based inputs are classified as Level 2 investments. Corporate bonds that are priced by brokers using unobservable inputs are classified as Level 3 investments. CCTs are priced at NAV by investment managers using observable inputs of the underlying bond securities and are classified as Level 2 investments.

Asset-backed securities, including government-backed mortgage securities, non-government-backed collateralized mortgage obligations, asset-backed securities, and commercial mortgage-backed securities, are valued at bid evaluations which are evaluated prices using observable or unobservable inputs. These securities are classified as Level 2 investments if the evaluated prices are calculated using observable and market-based inputs and are classified as Level 3 investments if the evaluated prices are calculated using unobservable inputs such as extrapolated data, proprietary models, or indicative quotes.

Short sales are short fixed income positions which are classified as Level 1 investments if they are listed on an exchange and active market, and are classified as Level 2 investments if they are valued at bid evaluation using observable and market-based inputs.

Forward exchange contracts

Forward exchange contracts are not exchange-traded but are priced based on observable inputs. They are classified as Level 2 investments.

Real estate investments

Real estate investments are interests in real property holdings where the underlying properties are valued by independent appraisers employing valuation techniques such as capitalization of future rental income and/or sales of comparable properties. If applicable, the properties may also be valued based on current indicative interest received by the Company from third parties. These investments are classified as Level 3 investments.

Private equity holdings

Private equity holdings are primarily limited partnerships and fund-of-funds that mainly invest in U.S. and non-U.S. leveraged buyout, venture capital and special situation strategies. Generally, the holdings are valued at public market, private market, or appraised value. Private equity holdings are valued at total market value or NAV, which are estimated by investment managers using unobservable inputs such as extrapolated data, proprietary data, or indicative quotes and are classified as Level 3 investments.

Alternative investments

Alternative investments primarily consist of multi-strategy hedge funds that invest across a range of equity and debt securities in a variety of industry sectors. Alternative investments are valued at NAV calculated by investment managers using unobservable inputs such as extrapolated data, proprietary data, or indicative quotes and are classified as Level 3 investments.

Changes in the fair value of the Level 3 investments were as follows:

	November 30, 2012	Unrealized Gains (Losses) on Plan Assets	Realized Gains (Losses) on Plan Assets	Purchases, Issuances, and Settlements	Transfers out of Level 3	November 30, 2013
	(In millions)					
Equity securities:						
Domestic equity securities	$ 0.3	$ —	$ —	$ —	$ —	$ 0.3
International equity securities	0.1	—	—	—	(0.1)	—
Fixed income:						
Corporate debt securities	0.4	—	—	—		0.4
Asset-backed securities	—	0.1	(0.1)	—		—
Real estate investments	16.7	(0.2)	—	(0.8)		15.7
Private equity holdings	74.9	(9.1)	—	31.9		97.7
Alternative investments	253.2	41.8	2.5	(21.0)		276.5
Total	$345.6	$32.6	$ 2.4	$ 10.1	$(0.1)	$390.6

	November 30, 2011	Unrealized Gains (Losses) on Plan Assets	Realized Gains (Losses) on Plan Assets	Purchases, Issuances, and Settlements	November 30, 2012
	(In millions)				
Equity securities:					
Domestic equity securities	$ 0.4	$(0.1)	$ —	$ —	$ 0.3
International equity securities	—	—	—	0.1	0.1
Fixed income:					
Foreign government securities	0.2	(0.2)	—	—	—
Corporate debt securities	6.7	0.1	0.7	(7.1)	0.4
Asset-backed securities	—	0.3	(0.3)	—	—
Real estate investments	19.6	(2.1)	—	(0.8)	16.7
Private equity holdings	72.0	2.7	—	0.2	74.9
Alternative investments	259.1	(5.9)	—	—	253.2
Total	$358.0	$(5.2)	$ 0.4	$(7.6)	$345.6

e. Benefit Payments

The following presents estimated future benefit payments:

Year Ending November 30,	Pension Benefit Payments	Medical and Life Insurance Benefits		
		Gross Benefit Payments	Medicare D Subsidy	Net Benefit Payments
	(In millions)			
2014	$128.6	$ 7.7	$0.4	$ 7.3
2015	126.4	7.5	0.4	7.1
2016	123.7	7.4	0.4	7.0
2017	120.6	7.1	0.4	6.7
2018	117.2	6.7	0.2	6.5
Years 2019 — 2023	533.6	26.9	0.9	26.0

Note 8. Commitments and Contingencies

a. Lease Commitments and Income

The Company and its subsidiaries lease certain facilities, machinery and equipment, and office buildings under long-term, non-cancelable operating leases. The leases generally provide for renewal options ranging from one to ten years and require the Company to pay for utilities, insurance, taxes, and maintenance. Rent expense was $20.1 million in fiscal 2013, $11.8 million in fiscal 2012, and $12.9 million in fiscal 2011.

The Company also leases certain surplus facilities to third parties. The Company recorded lease income of $5.7 million in fiscal 2013, $5.0 million in fiscal 2012, and $6.7 million in fiscal 2011 related to these arrangements, which have been included in net sales.

The future minimum rental commitments under non-cancelable operating leases with initial or remaining terms of one year or more and lease revenue in effect as of November 30, 2013 were as follows:

Year Ending November 30,	Future Minimum Rental Commitments	Future Minimum Rental Income
	(In millions)	
2014	$ 21.4	$ 5.7
2015	18.4	4.6
2016	15.5	2.5
2017	11.2	0.2
2018	10.4	—
Thereafter	45.2	—
	$122.1	$13.0

b. Legal Matters

The Company and its subsidiaries are subject to legal proceedings, including litigation in U.S. federal and state courts, which arise out of, and are incidental to, the ordinary course of the Company's on-going and historical businesses. The Company is also subject from time to time to governmental investigations by federal and state agencies. The Company cannot predict the outcome of such proceedings with any degree of certainty. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than when the ultimate loss is known, and are refined each quarterly reporting period as additional information becomes available. For legal settlements where there is no stated amount for interest, the Company will estimate an interest factor and discount the liability accordingly.

Groundwater Litigation

In December 2011, Aerojet Rocketdyne received notice of a lawsuit, *Sun Ridge LLC, et al. v. Aerojet-General Corporation, et al.*, Case No. 34-2011-00114675, filed in Sacramento County Superior Court. The complaint, which also names McDonnell Douglas Corporation (now Boeing), was filed by owners of properties adjacent to the Aerojet Rocketdyne property in Rancho Cordova, California and alleges damages attributable to contamination of groundwater including diminution of property value and increased costs associated with ensuring water supplies in connection with real estate development. That matter was dismissed without prejudice and the parties entered into settlement discussions through which a settlement was reached. As of November 30, 2013, the Company has accrued $0.2 million, which represents its share of the settlement. Expenditures associated with this matter are partially recoverable.

Asbestos Litigation

The Company has been, and continues to be, named as a defendant in lawsuits alleging personal injury or death due to exposure to asbestos in building materials, products, or in manufacturing operations. The majority of cases are pending in Texas and Pennsylvania. There were 129 asbestos cases pending as of November 30, 2013.

Given the lack of any significant consistency to claims (i.e., as to product, operational site, or other relevant assertions) filed against the Company, the Company is unable to make a reasonable estimate of the future costs of pending claims or unasserted claims. Accordingly, no estimate of future liability has been accrued.

In 2011, Aerojet Rocketdyne received a letter demand from AMEC, plc, ("AMEC") the successor entity to the 1981 purchaser of the business assets of Barnard & Burk, Inc., a former Aerojet Rocketdyne subsidiary, for Aerojet Rocketdyne to assume the defense of sixteen asbestos cases, involving 271 plaintiffs, pending in Louisiana, and reimbursement of over $1.7 million in past legal fees and expenses. AMEC is asserting that Aerojet Rocketdyne retained those liabilities when it sold the Barnard & Burk assets and agreed to indemnify the purchaser therefor. Under the relevant purchase agreement, the purchaser assumed only certain, specified liabilities relating to the operation of Barnard & Burk before the sale, with Barnard & Burk retaining all unassumed pre-closing liabilities, and Aerojet Rocketdyne agreed to indemnify the purchaser against unassumed liabilities that are asserted against it. Based on the information provided, Aerojet Rocketdyne declined to accept the liability and requested additional information from AMEC pertaining to the basis of the demand. On April 3, 2013, AMEC filed a complaint for breach of contract against Aerojet Rocketdyne in Sacramento County Superior Court, *AMEC Construction Management, Inc. v. Aerojet-General Corporation, Case No. 342013001424718.* Although AMEC served the complaint on Aerojet Rocketdyne, Aerojet Rocketdyne was granted an open extension of time in which to file a response in order to facilitate additional sharing of information and potential settlement negotiations. No estimate of liability has been accrued for this matter as of November 30, 2013.

c. Environmental Matters

The Company is involved in over forty environmental matters under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), the Resource Conservation Recovery Act ("RCRA"), and other federal, state, local, and foreign laws relating to soil and groundwater contamination, hazardous waste management activities, and other environmental matters at some of its current and former facilities. The Company is also involved in a number of remedial activities at third party sites, not owned by the Company, where it is designated a potentially responsible party ("PRP") by either the U.S. Environmental Protection Agency ("EPA") and/or a state agency. In many of these matters, the Company is involved with other PRPs. In many instances, the Company's liability and proportionate share of costs have not been determined largely due to uncertainties as to the nature and extent of site conditions and the Company's involvement. While government agencies frequently claim PRPs are jointly and severally liable at such sites, in the Company's experience, interim and final allocations of liability and costs are generally made based on relative contributions of waste or contamination. Anticipated costs associated with environmental remediation that are probable and estimable are accrued. In cases where a date to complete remedial activities at a particular site cannot be determined by reference to agreements or otherwise, the Company projects costs over an appropriate time period not exceeding fifteen years; in such cases, generally the Company does not have the ability to reasonably estimate environmental remediation costs that are beyond this period. Factors that could result in changes to the Company's estimates include completion of current and future soil and groundwater investigations, new claims, future agency demands, discovery of more or less contamination than expected, discovery of new contaminants, modification of planned remedial actions, changes in estimated time required to remediate, new technologies, and changes in laws and regulations.

As of November 30, 2013, the aggregate range of these anticipated environmental costs was $171.3 million to $289.8 million and the accrued amount was $171.3 million. See Note 8(d) for a summary of the environmental reserve activity. Of these accrued liabilities, approximately 95% relates to the Company's U.S. government contracting business and a portion of this liability is recoverable. The significant environmental sites are discussed below. The balance of the accrued liabilities relates to other sites for which the Company's obligations are probable and estimable.

Sacramento, California Site

In 1989, a federal district court in California approved a Partial Consent Decree ("PCD") requiring Aerojet Rocketdyne, among other things, to conduct a Remedial Investigation and Feasibility Study ("RI/FS") to determine the nature and extent of impacts due to the release of chemicals from the Sacramento, California site, monitor the American River and offsite public water supply wells, operate Groundwater Extraction and Treatment facilities ("GETs") that collect groundwater at the site perimeter, and pay certain government oversight costs. The primary chemicals of concern for both on-site and off-site groundwater are trichloroethylene ("TCE"), perchlorate, and n-nitrosodimethylamine ("NDMA"). The PCD has been revised several times, most recently in 2002. The 2002 PCD revision (a) separated the Sacramento site into multiple operable units to allow quicker implementation of remedy for critical areas; (b) required the Company to guarantee up to $75 million (in addition to a prior $20 million guarantee) to assure that Aerojet Rocketdyne's Sacramento remediation activities are fully funded; and (c) removed approximately 2,600 acres of non-contaminated land from the EPA superfund designation.

Aerojet Rocketdyne is involved in various stages of soil and groundwater investigation, remedy selection, design, and remedy construction associated with the operable units. In 2002, the EPA issued a Unilateral Administrative Order ("UAO") requiring Aerojet Rocketdyne to implement the EPA-approved remedial action in the Western Groundwater Operable Unit. An identical order was issued by the California Regional Water Quality Control Board, Central Valley ("Central Valley RWQCB"). On July 7, 2011, the EPA issued Aerojet Rocketdyne its Approval of Remedial Action Construction Completion Report for Western Groundwater Operable Unit and its Determination of Remedy as Operational and Functional. On September 20, 2011, the EPA issued two UAOs to Aerojet Rocketdyne to complete a remedial design and implement remedial action for the Perimeter Groundwater Operable Unit. One UAO addresses groundwater and the other addresses soils within the Perimeter Groundwater Operable Unit. Issuance of the UAOs is the next step in the superfund process for the Perimeter Groundwater Operable Unit. Aerojet Rocketdyne submitted a final Remedial Investigation Report for the Boundary Operable Unit in 2010 and a revised Feasibility Study for the Boundary Operable Unit in 2012. A draft Remedial Investigation Report for the Island Operable Unit was submitted in January 2013 and Final Remedial Investigation Report is anticipated for spring 2014. The remaining operable units are under various stages of investigation.

The entire southern portion of the site known as Rio Del Oro was under state orders issued in the 1990s from the Department of Toxic Substances Control ("DTSC") to investigate and remediate environmental contamination in the soils and the Central Valley RWQCB to investigate and remediate groundwater environmental contamination. On March 14, 2008, the DTSC released all but approximately 400 acres of the Rio Del Oro property from DTSC's environmental orders regarding soil contamination. Aerojet Rocketdyne expects the approximately 400 acres of Rio Del Oro property that remain subject to the DTSC orders to be released once the soil remediation has been completed. The Rio Del Oro property remains subject to the Central Valley RWQCB's orders to investigate and remediate groundwater environmental contamination emanating offsite from such property. Pursuant to a settlement agreement entered into in 2009, Aerojet Rocketdyne and Boeing have defined responsibilities with respect to future costs and environmental projects relating to this property.

As of November 30, 2013, the estimated range of anticipated costs discussed above for the Sacramento, California site was $128.0 million to $199.5 million and the accrued amount was $128.0 million included as a component of the Company's environmental reserves. Expenditures associated with this matter are partially recoverable. See Note 8(d) below for further discussion on recoverability.

Baldwin Park Operable Unit ("BPOU")

As a result of its former Azusa, California operations, in 1994 Aerojet Rocketdyne was named a PRP by the EPA in the area of the San Gabriel Valley Basin superfund site known as the BPOU. Between 1995 and 1997, the EPA issued Special Notice Letters to Aerojet Rocketdyne and eighteen other companies requesting that they implement a groundwater remedy. On June 30, 2000, the EPA issued a UAO ordering the PRPs to implement a remedy consistent with the 1994 record of decision. Aerojet Rocketdyne, along with seven other PRPs ("the Cooperating Respondents") signed a Project Agreement in late March 2002 with the San Gabriel Basin Water Quality Authority, the Main San Gabriel Basin Watermaster, and five water companies. The Project Agreement, which has a term of fifteen years, became effective May 9, 2002 and will terminate in May 2017. It is uncertain as to what remedial actions will be required beyond May 2017. However, the Project Agreement stipulates that the parties agree to negotiate in good faith in an effort to reach agreement as to the terms and conditions of an extension of the term in the event that a Final Record of Decision anticipates, or any of the parties desire, the continued operation of all or a substantial portion of the project facilities. Pursuant to the Project Agreement, the Cooperating Respondents fund through an escrow account the capital, operational, maintenance, and administrative costs of certain treatment and water distribution facilities to be owned and operated by the water companies. There are also provisions in the Project Agreement for maintaining financial assurance.

Aerojet Rocketdyne and the other Cooperating Respondents entered into an interim allocation agreement that establishes the interim payment obligations of the Cooperating Respondents for the costs incurred pursuant to the Project Agreement. Under the interim allocation, Aerojet Rocketdyne is responsible for approximately two-thirds of all project costs, including government oversight costs. All project costs are subject to reallocation among the Cooperating Respondents. Since entering into the Project Agreement, two of the cooperating respondents, Huffy Corporation ("Huffy") and Fairchild Corporation ("Fairchild"), have filed for bankruptcy. Aerojet Rocketdyne and the other cooperating respondents have assumed Fairchild's financial obligations while only the non-Aerojet Rocketdyne cooperating respondents have assumed Huffy's obligations. Prior to filing for bankruptcy, Fairchild filed suit against the other Cooperating Respondents, but there had been little action in that litigation until the Court recently directed the parties to mediation. The interim allocation agreement expired, but all Cooperating Respondents (other than Huffy and Fairchild) are paying in accordance with their adjusted interim allocations.

On June 24, 2010, Aerojet Rocketdyne filed a complaint against Chubb Custom Insurance Company in Los Angeles County Superior Court, *Aerojet-General Corporation v. Chubb Custom Insurance Company Case No. BC440284,* seeking declaratory relief and damages regarding Chubb's failure to pay certain project modification costs and failure to issue an endorsement to add other water sources that may require treatment as required under insurance policies issued to Aerojet Rocketdyne and the other Cooperating Respondents. Aerojet Rocketdyne agreed to dismiss the case without prejudice and a settlement was reached. The Fairchild Bankruptcy Court must approve the settlement before it becomes effective. In August 2013, the Fairchild Bankruptcy Court denied a motion by the Cooperating Respondents (including Aerojet Rocketdyne) to approve the settlement with Chubb and directed the parties to mediation in an effort to resolve differences over the amounts of remediation costs previously paid by Fairchild and the Cooperating Respondents. The parties met with the mediator in

December 2013 and negotiations are continuing. The dismissal was without prejudice which allows Aerojet Rocketdyne and the Cooperating Respondents to re-file the motion at a later date if mediation is not successful.

As part of Aerojet Rocketdyne's sale of its Electronics and Information Systems ("EIS") business to Northrop in October 2001, the EPA approved a Prospective Purchaser Agreement with Northrop to absolve it of pre-closing liability for contamination caused by the Azusa, California operations, which liability remains with Aerojet Rocketdyne. As part of that agreement, the Company agreed to provide a $25 million guarantee of Aerojet Rocketdyne's obligations under the Project Agreement.

As of November 30, 2013, the estimated range of anticipated costs through the term of the Project Agreement for the BPOU site, which expires in 2017, was $26.9 million to $57.3 million and the accrued amount was $26.9 million included as a component of the Company's environmental reserves. As the Company is unable to reasonably estimate the costs and expenses of this matter after the expiration of the Project Agreement, no reserve has been accrued for this matter for the period after such expiration. Expenditures associated with this matter are partially recoverable. See Note 8(d) below for further discussion on recoverability.

Toledo, Ohio Site

The Company previously manufactured products for the automotive industry at a Toledo, Ohio site, which was adjacent to the Ottawa River. This facility was divested in 1990 and the Company indemnified the buyer for claims and liabilities arising out of certain pre-divestiture environmental matters. In August 2007, the Company, along with numerous other companies, received from the United States Department of Interior Fish and Wildlife Service a notice of a Natural Resource Damage ("NRD") Assessment Plan for the Ottawa River and Northern Maumee Bay. A group of PRPs, including the Company, was formed to respond to the NRD assessment and to pursue funding from the Great Lakes Legacy Act for primary restoration. The restoration project performed by the group consisted of river dredging and land-filling river sediments with a total project cost in the range of approximately $47 million to $49 million, one half of which was funded through the Great Lakes Legacy Act and the net project costs to the PRP group was estimated at $23.5 million to $24.5 million. The dredging of the river that began in December 2009 has been completed. In February 2011, the parties reached an agreement on allocation. Still unresolved at this time is the actual NRD Assessment itself. In August 2013, the PRPs voted to accept the State and Federal Trustees' proposal resolving the NRD Assessment and other claims which increased the Company's share by $0.1 million. A Consent Decree must be negotiated and approved before the settlement becomes final. As of November 30, 2013, the estimated range of the Company's share of anticipated costs for the NRD matter was $0.2 million to $0.5 million. None of the expenditures related to this matter are recoverable.

In 2008, Textileather, the current owner of the former Toledo, Ohio site, filed a lawsuit against the Company claiming, among other things, that the Company failed to indemnify and defend Textileather for certain contractual environmental obligations. A second suit related to past and future RCRA closure costs was filed in late 2009. On May 5, 2010, the District Court granted the Company's Motion for Summary Judgment, thereby dismissing the claims in the initial action. Textileather appealed to the Sixth Circuit Court of Appeals. On September 11, 2012, the Court of Appeals affirmed the District Court's decision with respect to Textileather's CERCLA cost recovery claims, but reversed the decision to dismiss its breach of contract claims. The case was remanded to the District Court for further proceedings consistent with the opinion of the Court of Appeals. On September 10, 2013, the parties executed the definitive settlement agreement resolving the dispute for a release for all non-polychlorinated biphenyl ("PCB") related environmental issues for $4.3 million to be paid in two payments. The Company has a reserve of $2.7 million for the settlement and PCB related environmental issues as of November 30, 2013. None of the expenditures related to this matter are recoverable.

d. Environmental Reserves and Estimated Recoveries

Reserves

The Company reviews on a quarterly basis estimated future remediation costs and has an established practice of estimating environmental remediation costs over a fifteen-year period, except for those environmental remediation costs with a specific contractual term. Environmental liabilities at the BPOU site are estimated through the term of the Project Agreement, which expires in 2017. As the period for which estimated environmental remediation costs increases, the reliability of such estimates decreases. These estimates consider the investigative work and analysis of engineers, outside environmental consultants, and the advice of legal staff regarding the status and anticipated results of various administrative and legal proceedings. In most cases, only a range of reasonably possible costs can be estimated. In establishing the Company's reserves, the most probable estimate is used when determinable; otherwise, the minimum amount is used when no single amount in the range is more probable. Accordingly, such estimates can change as the Company periodically evaluates and revises these estimates as new information becomes available. The Company cannot predict whether new information gained as projects progress will affect the estimated liability accrued. The timing of payment for estimated future environmental costs is influenced by a number of factors such as the regulatory approval process, and the time required to design, construct, and implement the remedy.

A summary of the Company's environmental reserve activity is shown below:

	Aerojet Rocketdyne Sacramento	Aerojet Rocketdyne BPOU	Other Aerojet Rocketdyne Sites	Total Aerojet Rocketdyne	Other	Total Environmental Reserve
			(In millions)			
November 30, 2010	$139.8	$ 46.1	$ 20.1	$206.0	$11.7	$217.7
Additions	21.2	5.9	5.9	33.0	(0.1)	32.9
Expenditures	(30.3)	(13.4)	(13.9)	(57.6)	(2.4)	(60.0)
November 30, 2011	130.7	38.6	12.1	181.4	9.2	190.6
Additions	24.5	5.9	3.8	34.2	0.5	34.7
Expenditures	(14.7)	(13.3)	(5.1)	(33.1)	(2.7)	(35.8)
November 30, 2012	140.5	31.2	10.8	182.5	7.0	189.5
Additions	9.8	5.1	0.1	15.0	3.8	18.8
Expenditures	(22.3)	(9.4)	(2.7)	(34.4)	(2.6)	(37.0)
November 30, 2013	$128.0	$ 26.9	$ 8.2	$163.1	$ 8.2	$171.3

The effect of the final resolution of environmental matters and the Company's obligations for environmental remediation and compliance cannot be accurately predicted due to the uncertainty concerning both the amount and timing of future expenditures and due to regulatory or technological changes. The Company continues its efforts to mitigate past and future costs through pursuit of claims for recoveries from insurance coverage and other PRPs and continued investigation of new and more cost effective remediation alternatives and associated technologies.

As part of the acquisition of the Atlantic Research Corporation ("ARC") propulsion business in 2003, Aerojet Rocketdyne entered into an agreement with ARC pursuant to which Aerojet Rocketdyne is responsible for up to $20.0 million of costs ("Pre-Close Environmental Costs") associated with environmental issues that arose prior to Aerojet Rocketdyne's acquisition of the ARC propulsion business. Pursuant to a separate agreement with the U.S. government which was entered into prior to the completion of the ARC acquisition, these costs are recovered through the establishment of prices for Aerojet Rocketdyne's products and services sold to the U.S. government. A summary of the Pre-Close Environmental Costs is shown below (in millions):

Pre-Close Environmental Costs	$ 20.0
Amount spent through November 30, 2013	(15.6)
Amount included as a component of reserves for environmental remediation costs in the consolidated balance sheet as of November 30, 2013	(2.9)
Remaining Pre-Close Environmental Costs	$ 1.5

Estimated Recoveries

On January 12, 1999, Aerojet Rocketdyne and the U.S. government implemented the October 1997 Agreement in Principle ("Global Settlement") resolving certain prior environmental and facility disagreements, with retroactive effect to December 1, 1998. Under the Global Settlement, Aerojet Rocketdyne and the U.S. government resolved disagreements about an appropriate cost-sharing ratio with respect to the clean-up costs of the environmental contamination at the Sacramento and the former Azusa sites. The Global Settlement cost-sharing ratio does not have a defined term over which costs will be recovered. Additionally, in conjunction with the sale of the EIS business in 2001, Aerojet Rocketdyne entered into an agreement with Northrop (the "Northrop Agreement") whereby Aerojet Rocketdyne is reimbursed by Northrop for a portion of environmental expenditures eligible for recovery under the Global Settlement, subject to annual and cumulative limitations. The current annual billing limitation to Northrop is $6.0 million.

Pursuant to the Global Settlement, prior to the third quarter of fiscal 2010, approximately 12% of environmental costs related to Aerojet Rocketdyne's Sacramento site and its former Azusa site were charged to the consolidated statements of operations. Subsequent to the third quarter of fiscal 2010, because the Company's estimated environmental costs reached the reimbursement ceiling under the Northrop Agreement, approximately 37% of such costs will not be reimbursable and were therefore directly charged to the consolidated statements of operations.

Allowable environmental costs are charged to the Company's contracts as the costs are incurred. Aerojet Rocketdyne's mix of contracts can affect the actual reimbursement made by the U.S. government. Because these costs are recovered through forward-pricing arrangements, the ability of Aerojet Rocketdyne to continue recovering these costs from the U.S. government depends on Aerojet Rocketdyne's sustained business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business. Annually, the Company evaluates Aerojet Rocketdyne's forecasted business volume under U.S. government contracts and programs and the relative size of Aerojet Rocketdyne's commercial business as part of its long-term business review.

Since the Acquisition closed in the third quarter of fiscal 2013, the prospective mix of contracts may affect the actual reimbursement made by the U.S. government. Under the Global Settlement, environmental costs are allocable to the newly acquired business. Additionally, the Company is reviewing the percentage of Global Settlement environmental costs allocable to its Aerojet Rocketdyne business and Northrop Grumman. Any change in the percentage allocable will require approval from the U.S. government and if received, this change may materially and favorably affect the Company's results of operations in the period received along with future periods.

Pursuant to the Northrop Agreement, environmental expenditures to be reimbursed are subject to annual limitations and the total reimbursements are limited to a ceiling of $189.7 million. A summary of the Northrop Agreement activity is shown below (in millions):

Total reimbursable costs under the Northrop Agreement	$ 189.7
Amount reimbursed to the Company through November 30, 2013	(101.2)
Potential future cost reimbursements available(1)	88.5
Long-term receivable from Northrop in excess of the annual limitation included in the consolidated balance sheet as of November 30, 2013	(72.0)
Amounts recoverable from Northrop in future periods included as a component of recoverable from the U.S. government and other third parties for environmental remediation costs in the consolidated balance sheet as of November 30, 2013	(16.5)
Potential future recoverable amounts available under the Northrop Agreement	$ —

(1) Includes the short-term receivable from Northrop of $6.0 million as of November 30, 2013.

The Company's applicable cost estimates reached the cumulative limitation under the Northrop Agreement during the third quarter of fiscal 2010. The Company has expensed $22.8 million of environmental remediation provision adjustments above the cumulative limitation under the Northrop Agreement through November 30, 2013. Accordingly, subsequent to the third quarter of fiscal 2010, the Company has incurred a higher percentage of expense related to additions to the Sacramento site and BPOU site environmental reserve until, and if, an arrangement is reached with the U.S. government. While the Company is currently seeking an arrangement with the U.S. government to recover environmental expenditures in excess of the reimbursement ceiling identified in the Northrop Agreement, there can be no assurances that such a recovery will be obtained, or if not obtained, that such unreimbursed environmental expenditures will not have a materially adverse effect on the Company's operating results, financial condition, and/or cash flows.

Environmental reserves and estimated recoveries impact to the Consolidated Statements of Operations

The expenses associated with adjustments to the environmental reserves are recorded as a component of other expense, net in the consolidated statements of operations. Summarized financial information for the impact of environmental reserves and recoveries to the consolidated statements of operations is set forth below:

	Year Ended		
	2013	2012	2011
		(In millions)	
Estimated recoverable amounts under U.S. government contracts	$10.4	$23.1	$24.3
Charge to consolidated statement of operations	8.4	11.6	8.6
Total environmental reserve additions	$18.8	$34.7	$32.9

e. *Arrangements with Off-Balance Sheet Risk*

As of November 30, 2013, arrangements with off-balance sheet risk consisted of:

- $58.1 million in outstanding commercial letters of credit expiring through January 2015, the majority of which may be renewed, primarily to collateralize obligations for environmental remediation and insurance coverage.
- $43.7 million in outstanding surety bonds to satisfy indemnification obligations for environmental remediation coverage.

- Up to $120.0 million aggregate in guarantees by GenCorp of Aerojet Rocketdyne's obligations to U.S. government agencies for environmental remediation activities (see Note 8(b) for additional information).
- $55.0 million related to the pending future acquisition of UTC's 50% ownership interest of RD Amross and potential future post-close adjustments to the purchase price of the Rocketdyne Business (see Note 4 for additional information).
- Guarantees, jointly and severally, by the Company's material domestic subsidiaries of their obligations under the Senior Credit Facility and 7 1/8% Notes.

In addition to the items discussed above, the Company has and will from time to time enter into certain types of contracts that require the Company to indemnify parties against potential third-party and other claims. These contracts primarily relate to: (i) divestiture agreements, under which the Company may provide customary indemnification to purchasers of its businesses or assets including, for example, claims arising from the operation of the businesses prior to disposition, and liability to investigate and remediate environmental contamination existing prior to disposition; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for claims arising from the use of the applicable premises; and (iii) certain agreements with officers and directors, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated.

Additionally, the Company issues purchase orders to suppliers for equipment, materials, and supplies in the normal course of business. These purchase commitments are generally for volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers and would be subject to reimbursement if a cost-plus contract is terminated.

Note 9. Redeemable Common Stock

The Company inadvertently failed to register with the SEC the issuance of certain of its common shares in its defined contribution 401(k) employee benefit plan (the "Plan"). As a result, certain Plan participants who purchased such securities pursuant to the Plan may have the right to rescind certain of their purchases for consideration equal to the purchase price paid for the securities (or if such security has been sold, to receive consideration with respect to any loss incurred on such sale) plus interest from the date of purchase. As of November 30, 2013 and 2012, the Company has classified less than 0.1 million and 0.4 million shares as redeemable common stock, respectively, because the redemption features are not within the control of the Company. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register these shares. These shares have historically been treated as outstanding for financial reporting purposes. In June 2008, the Company filed a registration statement on Form S-8 to register future transactions in the GenCorp Stock Fund in the Plan. During fiscal 2013, 2012, and 2011, the Company recorded ($1.0) million, $0.7 million, and $0.8 million, respectively, for realized (gains) losses and interest associated with this matter.

Note 10. Shareholders' Equity (Deficit)

a. Preference Stock

As of November 30, 2013 and 2012, 15.0 million shares of preferred stock were authorized and none were issued or outstanding.

b. Common Stock

As of November 30, 2013, the Company had 150.0 million authorized shares of common stock, par value $0.10 per share, of which 61.3 million shares (includes redeemable common stock and unvested restricted shares) were issued and outstanding, and 33.5 million shares were reserved for future issuance for the exercise of stock options (seven and ten year contractual life) and restricted stock (no maximum contractual life), payment of awards under stock-based compensation plans, and conversion of the Company's Notes. See Note 9 for information about the Company's redeemable common stock.

c. Stock-based Compensation

Total stock-based compensation expense by type of award was as follows:

	Year Ended		
	2013	2012	2011
	(In millions)		
Stock appreciation rights ("SARS")	$ 9.4	$2.7	$0.4
Stock options	0.3	0.8	0.9
Restricted stock, service-based	2.3	2.2	1.7
Restricted stock, performance-based	2.1	0.8	0.7
Total stock-based compensation expense	$14.1	$6.5	$3.7

Stock Appreciation Rights: As of November 30, 2013, a total of 1.5 million SARS were outstanding under the 1999 Equity and Performance Incentive Plan ("1999 Plan") and 2009 Equity and Performance Incentive Plan ("2009 Plan"). SARS granted to employees generally vest in one-third increments at one year, two years, and three years from the date of grant and have a ten year contractual life under the 1999 Plan and a seven year contractual life under the 2009 Plan. SARS granted to directors of the Company typically vest over a one year service period (half after six months and half after one year) and have a ten year contractual life under the 1999 Plan and a seven year contractual life under the 2009 Plan. These awards are similar to the Company's employee stock options, but are settled in cash rather than in shares of common stock, and are classified as liability awards. Compensation cost for these awards is determined using a fair-value method and remeasured at each reporting date until the date of settlement. Stock-based compensation expense recognized is based on SARS ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

A summary of the status of the Company's SARS as of November 30, 2013 and changes during fiscal 2013 is presented below:

	SARS (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (In millions)
Outstanding at November 30, 2012	1,529	$10.47		
Granted	73	13.17		
Exercised	(138)	7.92		
Cancelled	(7)	4.95		
Outstanding at November 30, 2013	1,457	$10.88	3.6	$11.1
Exercisable at November 30, 2013	1,366	$10.99	3.4	$10.3
Expected to vest at November 30, 2013	89	$ 9.18	5.6	$ 0.8

The weighted average grant date fair value for SARS granted in fiscal 2013, 2012, and 2011 was $12.08, $5.76, and $3.50, respectively. The total intrinsic value for SARS liabilities paid in fiscal 2013 and 2011 was $1.1 million and less than $0.1 million, respectively. No SARS were exercised in fiscal 2012. As of November 30, 2013, there was $0.6 million of total stock-based compensation related to nonvested SARS. That cost is expected to be recognized over an estimated weighted-average amortization period of 13 months.

Restricted Stock, service-based: As of November 30, 2013, a total of 0.5 million shares of service-based restricted stock were outstanding which vest based on years of service under the 2009 Plan. Restricted shares are granted to key employees and directors of the Company. The fair value of the restricted stock awards was based on the closing market price of the Company's common stock on the date of award and is being amortized on a straight line basis over the service period. Stock-based compensation expense recognized is based on service-based restricted stock ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

The following is summary of the status of the Company's service-based restricted stock as of November 30, 2013 and changes during fiscal 2013:

	Service Based Restricted Stock (In thousands)	Weighted Average Grant Date Fair Value
Outstanding at November 30, 2012	638	$ 6.41
Granted	294	15.47
Vested	(374)	6.99
Canceled	(14)	6.09
Outstanding at November 30, 2013	544	$10.91
Expected to vest at November 30, 2013	523	$10.91

As of November 30, 2013, there was $4.3 million of total stock-based compensation related to nonvested service-based restricted stock. That cost is expected to be recognized over an estimated weighted-average amortization period of 25 months. The intrinsic value of the service-based restricted stock outstanding and expected to vest at November 30, 2013 was $10.0 million and $9.6 million, respectively. The weighted average grant date fair values for service-based restricted stock granted in fiscal 2012 and 2011 was $7.05 and $5.91, respectively.

Restricted Stock, performance-based: As of November 30, 2013, a total of 0.8 million shares of performance-based restricted shares were outstanding under the 2009 Plan. The performance-based restricted stock vests if the Company meets various operations and earnings targets set by the Organization & Compensation Committee of the Board. The fair value of the performance-based restricted stock awards was based on the closing market price of the Company's common stock on the date of award and is being amortized over the estimated service period to achieve the operations and earnings targets. If certain operations and earnings targets are exceeded, additional restricted stock may be required to be granted to individuals up to a maximum additional grant of 25% of the initial grant. Stock-based compensation expense recognized for all years presented is based on performance-based restricted stock ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

The following is a summary of the status of the Company's performance-based restricted stock as of November 30, 2013 and changes during fiscal 2013:

	Performance Based Restricted Stock (In thousands)	Weighted Average Grant Date Fair Value
Outstanding at November 30, 2012	630	$ 6.33
Granted	293	17.44
Vested	(63)	5.12
Cancelled	(37)	9.32
Outstanding at November 30, 2013	823	$10.42
Expected to vest at November 30, 2013	773	$ 9.95

As of November 30, 2013, there was $4.9 million of total stock-based compensation related to nonvested performance-based restricted stock. That cost is expected to be recognized over an estimated weighted-average amortization period of 17 months. The intrinsic value of the performance-based restricted stock outstanding and expected to vest at November 30, 2013 was $15.1 million and $14.2 million, respectively. The weighted average grant date fair values for performance-based restricted stock granted in fiscal 2012 and 2011 was $6.87 and $6.01, respectively.

Stock Options: As of November 30, 2013, a total of 0.6 million of stock options were outstanding under the 1999 Plan and 2009 Plan. The 2009 stock option grants are primarily performance-based and vest if the Company meets various operations and earnings targets set by the Organization & Compensation Committee of the Board. The fair value is being amortized over the estimated service period to achieve the operations and earnings targets. If certain operations and earnings targets are exceeded, additional stock options may be required to be granted to individuals up to a maximum additional grant of 25% of the initial grant.

A summary of the status of the Company's stock options as of November 30, 2013 and changes during fiscal 2013 is presented below:

	Stock Options (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value (In millions)
Outstanding at November 30, 2012	849	$5.87		
Exercised	(93)	7.39		
Cancelled	(125)	6.30		
Outstanding at November 30, 2013	631	$5.57	4.2	$8.1
Exercisable at November 30, 2013	532	$5.48	4.1	$6.8
Expected to vest at November 30, 2013	99	$6.01	4.3	$1.2

The total intrinsic value for options exercised in fiscal 2013 and fiscal 2012 was $0.6 million and $0.4 million, respectively. No stock options were exercised in fiscal 2011. The weighted average grant date fair value for stock options granted in fiscal 2012 and 2011 was $3.46 and $3.54, respectively.

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding as of November 30, 2013 under the Company's stock option plans:

		Outstanding		
Year Granted	Range of Exercise Prices	Stock Options Outstanding (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
2004	$ 10.92	20	$10.92	0.2
2009	$ 4.54	133	$ 4.54	5.6
2010	$4.91 – $7.14	371	$ 5.51	3.7
2011	$ 6.01	100	$ 6.01	4.3
2012	$ 6.00	7	$ 6.00	8.2
		631		

Valuation Assumptions

The fair value of stock options was estimated using a Black-Scholes Model with the following weighted average assumptions:

	Year Ended	
	2012	2011
Expected life (in years)	7.0	7.0
Volatility	57.47%	57.19%
Risk-free interest rate	1.54%	2.53%
Dividend yield	0.00%	0.00%

The fair value of SARS was estimated using a Black-Scholes Model with the following weighted average assumptions:

	Year Ended		
	2013	2012	2011
Expected life (in years)	3.6	3.7	4.4
Volatility	44.30%	55.47%	62.60%
Risk-free interest rate	0.84%	0.51%	0.91%
Dividend yield	0.00%	0.00%	0.00%

Expected Term: The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards and vesting schedules.

Expected Volatility: The fair value of stock-based payments was determined using the Black-Scholes Model with a volatility factor based on the Company's historical stock prices. The range of expected volatility used in the Black-Scholes Model was 29% to 64% as of November 30, 2013.

Expected Dividend: The Black-Scholes Model requires a single expected dividend yield as an input. The Senior Credit Facility restricts the payment of dividends and the Company does not anticipate paying cash dividends in the foreseeable future.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes Model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The range of risk-free interest rates used in the Black-Scholes Model was 0.14% to 2.26% as of November 30, 2013.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers historical terminations as well as anticipated retirements.

Note 11. Operating Segments and Related Disclosures

The Company's operations are organized into two operating segments based on different products and customer bases: Aerospace and Defense, and Real Estate. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1).

The Company evaluates its operating segments based on several factors, of which the primary financial measure is segment performance. Segment performance represents net sales from continuing operations less applicable costs, expenses and provisions for unusual items relating to the segment operations. Segment performance excludes corporate income and expenses, legacy income or expenses, provisions for unusual items not related to the segment operations, interest expense, interest income, and income taxes.

Selected financial information for each reportable segment was as follows:

	Year Ended 2013	2012	2011
	(In millions)		
Net Sales:			
Aerospace and Defense	$1,377.4	$986.1	$909.7
Real Estate	5.7	8.8	8.4
Total	$1,383.1	$994.9	$918.1
Segment Performance:			
Aerospace and Defense	$ 147.6	$115.5	$108.6
Environmental remediation provision adjustments	(4.6)	(11.4)	(8.9)
Retirement benefit plan expense	(44.2)	(18.9)	(21.0)
Unusual items (see Note 15)	(1.6)	(0.7)	(4.1)
Aerospace and Defense Total	97.2	84.5	74.6
Real Estate	3.8	3.7	5.6
Total	$ 101.0	$ 88.2	$ 80.2
Reconciliation of segment performance to (loss) income from continuing operations before income taxes:			
Segment Performance	$ 101.0	$ 88.2	$ 80.2
Interest expense	(48.7)	(22.3)	(30.8)
Interest income	0.2	0.6	1.0
Stock-based compensation	(14.1)	(6.5)	(3.7)
Corporate retirement benefit plan expense	(20.8)	(22.1)	(25.4)
Corporate and other expenses	(20.9)	(12.7)	(10.8)
Corporate unusual items (see Note 15)	(22.9)	(12.0)	(1.5)
(Loss) income from continuing operations before income taxes	$ (26.2)	$ 13.2	$ 9.0
Aerospace and Defense	$ 63.2	$ 37.2	$ 21.1
Real Estate	—	—	—
Corporate	—	—	—
Capital Expenditures	$ 63.2	$ 37.2	$ 21.1
Aerospace and Defense	$ 43.1	$ 21.7	$ 24.3
Real Estate	0.7	0.6	0.3
Corporate	—	—	—
Depreciation and Amortization	$ 43.8	$ 22.3	$ 24.6

	As of November 30, 2013	2012
	(In millions)	
Aerospace and Defense(1)	$1,349.1	$637.6
Real Estate	109.3	82.3
Identifiable assets	1,458.4	719.9
Corporate	296.9	199.4
Assets	$1,755.3	$919.3

(1) The Aerospace and Defense operating segment had $159.6 million and $94.9 million of goodwill as of November 30, 2013 and 2012, respectively. In addition, as of November 30, 2013 and 2012 intangible assets balances were $135.7 million and $13.9 million, respectively, for the Aerospace and Defense operating segment.

The Company's continuing operations are located in the United States. Inter-area sales are not significant to the total sales of any geographic area. Unusual items included in segment performance pertained only to the United States.

Note 12. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In millions, except per share amounts)			
2013				
Net sales	$243.7	$286.6	$367.5	$485.3
Cost of sales (exclusive of items shown separately on Statement of Operations)	217.5	254.4	326.7	431.0
(Loss) income from continuing operations before income taxes	(9.2)	(9.6)	(9.0)	1.6
(Loss) income from continuing operations	(14.1)	(11.7)	197.6	(4.1)
Income (loss) from discontinued operations, net of income taxes	0.1	(0.1)	(0.2)	0.4
Net (loss) income	(14.0)	(11.8)	197.4	(3.7)
Basic (loss) income per share from continuing operations	(0.24)	(0.20)	3.25	(0.07)
Basic income per share from discontinued operations, net of income taxes	—	—	—	0.01
Basic net (loss) income per share	(0.24)	(0.20)	3.25	(0.06)
Diluted (loss) income per share from continuing operations	(0.24)	(0.20)	2.39	(0.07)
Diluted income per share from discontinued operations, net of income taxes	—	—	—	0.01
Diluted net (loss) income per share	(0.24)	(0.20)	2.39	(0.06)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(2)
	(In millions, except per share amounts)			
2012				
Net sales	$201.9	$249.9	$244.9	$298.2
Cost of sales (exclusive of items shown separately on Statement of Operations)	173.9	220.3	214.1	261.3
Income (loss) from continuing operations before income taxes	4.7	4.6	(0.5)	4.4
Income (loss) from continuing operations	2.4	1.3	(8.7)	(0.7)
Income (loss) from discontinued operations, net of income taxes	—	0.4	(0.8)	3.5
Net income (loss)	2.4	1.7	(9.5)	2.8
Basic and diluted income (loss) per share from continuing operations	0.04	0.02	(0.15)	(0.01)
Basic and diluted income (loss) per share from discontinued operations, net of income taxes	—	0.01	(0.01)	0.06
Basic and diluted net income (loss) per share	0.04	0.03	(0.16)	0.05

(1) During the fourth quarter of fiscal 2013, the Company recorded out of period adjustments to selling, general and administrative expense and the income tax provision and related balance sheet accounts. The out of period adjustments relate to the accounting for a legal settlement, basis of taxable goodwill and state income taxes. The Company recorded an adjustment to correct the identified errors resulting in the Company under reporting income by $0.3 million.

(2) During the fourth quarter of fiscal 2012, the Company recorded out of period adjustments to cost of sales, interest expense, and the income tax provision and related balance sheet accounts. The out of period adjustments relate to the treatment of intercompany interest within the state tax provisions and the accounting for a lease modification. The Company recorded an adjustment to correct the identified errors resulting in the Company under reporting income by $0.4 million.

Note 13. Discontinued Operations

On August 31, 2004, the Company completed the sale of its GDX Automotive ("GDX") business. On November 30, 2005, the Company completed the sale of the Fine Chemicals business. The remaining subsidiaries after the sale of GDX Automotive, including Snappon SA, and the Fine Chemicals business are classified as discontinued operations.

Summarized financial information for discontinued operations is set forth below:

	Year Ended		
	2013	2012	2011
	(In millions)		
Net sales	$ —	$—	$—
(Loss) income before income taxes(1)	(0.9)	2.6	—
Income tax benefit	1.1	0.5	—
Income from discontinued operations	0.2	3.1	—

(1) Includes foreign currency transaction (losses) and gains of ($0.2) million in fiscal 2013, $0.4 million in fiscal 2012, and ($0.3) million in fiscal 2011.

Note 14. Assets Held for Sale

As of November 30, 2012, the Company classified its LDACS program as assets held for sale, as at that time the Company expected that it would be required to divest the LDACS product line in order to consummate the Acquisition. For operating segment reporting, the LDACS program has been reported as a part of the Aerospace and Defense segment. The components of assets and liabilities held for sale in the consolidated balance sheet as of November 30, 2012 were as follows:

Accounts receivable	$ 3.5
Equipment	0.1
Estimated costs to divest	(3.6)
Assets held for sale	$ —
Accounts payable	$ 0.1
Other liabilities	1.0
Liabilities held for sale	$ 1.1

As of May 31, 2013, the Company believed that it would not be required to divest the LDACS product line in order to consummate the Acquisition based on conversations with the FTC. On June 10, 2013, the FTC announced that it closed its investigation into the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Company was not required to divest its LDACS business. The Company expensed $3.6 million, recorded as part of unusual items, in fiscal 2012 for the estimated costs to divest the LDACS program. The Company recorded a benefit of $3.6 million, as part of unusual items, in the second quarter of fiscal 2013 as the Company believed that the FTC would not require the divestiture of the LDACS program.

Note 15. Unusual Items

Total unusual items expense, a component of other expense, net in the consolidated statements of operations was as follows:

	Year Ended		
	2013	2012	2011
	(In millions)		
Aerospace and Defense:			
(Gain) loss on legal matters and settlements	$(1.0)	$ 0.7	$4.1
Rocketdyne Business acquisition related costs	2.6	—	—
Aerospace and defense unusual items	1.6	0.7	4.1
Corporate:			
Rocketdyne Business acquisition related costs	17.4	11.6	—
Loss on debt repurchased	5.0	0.4	0.2
Loss on legal settlement	0.5	—	—
Loss on bank amendment	—	—	1.3
Corporate unusual items	22.9	12.0	1.5
Total unusual items	$24.5	$12.7	$5.6

Fiscal 2013 Activity:

The Company recorded a charge of $0.5 million related to a legal settlement.

The Company recorded ($1.0) million for gains and interest associated with the failure to register with the SEC the issuance of certain of the Company's common shares under the defined contribution 401(k) employee benefit plan.

The Company incurred expenses of $20.0 million, including internal labor costs of $1.4 million, related to the Rocketdyne Business acquisition.

A summary of the Company's losses on the 4 1/16% Debentures repurchased during fiscal 2013 is as follows (in millions):

Principal amount repurchased	$ 5.2
Cash repurchase price	(10.1)
Write-off of the deferred financing costs	(0.1)
Loss on 4 1/16% Debentures repurchased	$ (5.0)

Fiscal 2012 Activity:

The Company recorded $0.7 million for losses and interest associated with the failure to register with the SEC the issuance of certain of the Company's common shares under the defined contribution 401(k) employee benefit plan.

The Company incurred expenses of $11.6 million, including internal labor costs of $2.0 million, related to the Rocketdyne Business acquisition announced in July 2012.

The Company redeemed $75.0 million of its 9 1/2% Notes at a redemption price of 100% of the principal amount. The redemption resulted in a charge of $0.4 million associated with the write-off of the 9 1/2% Notes deferred financing costs.

Fiscal 2011 Activity:

The Company recorded a charge of $3.3 million related to a legal settlement and $0.8 million for losses and interest associated with the failure to register with the SEC the issuance of certain of its common shares under the defined contribution 401(k) employee benefit plan.

During fiscal 2011, the Company repurchased $22.0 million principal amount of its 2¼% Debentures at various prices ranging from 99.0% of par to 99.6% of par resulting in a loss of $0.2 million.

In addition, during fiscal 2011, the Company recorded $1.3 million of losses related to an amendment to the Senior Credit Facility.

Note 16. Condensed Consolidating Financial Information

The Company is providing condensed consolidating financial information for its domestic subsidiaries that have guaranteed the 7⅛% Notes, and for those subsidiaries that have not guaranteed the 7⅛% Notes. These 100% owned subsidiary guarantors have, jointly and severally, fully and unconditionally guaranteed the 7⅛% Notes subject to release under the following circumstances: (i) to enable the disposition of such property or assets to a party that is not the Company or a subsidiary guarantor to the extent permitted by and consummated in compliance with the indenture governing the 7⅛% Notes; (ii) in case of a subsidiary guarantor that is released from its subsidiary guarantee, the release of the property and assets of such subsidiary guarantor; (iii) as permitted or required by the intercreditor agreement; (iv) with the consent of the holder of at least a majority in principal amount of the outstanding 7⅛% Notes; or (v) when permitted or required by the indenture governing the 7⅛% Notes. Prior to the consummation of the Acquisition and escrow release date, the 7⅛% Notes were secured by a first priority security interest in the escrow account and all deposits and investment property therein. Following the consummation of the Acquisition and escrow release date on June 14, 2013, the subsidiary guarantees are a senior secured obligation of each subsidiary guarantor and rank (i) effectively junior to all of existing and future first-priority senior secured debt, including borrowings under the Senior Credit Facility, to the extent of the value of the assets securing such debt; (ii) effectively senior to all of the Company's existing and future unsecured senior debt; (iii) senior in right of payment to all of the Company's existing and future subordinated debt; and (iv) structurally subordinated to all existing and future liabilities of non-guarantor subsidiaries.

The Company has not presented separate financial and narrative information for each of the subsidiary guarantors, because it believes that such financial and narrative information would not provide investors with any additional information that would be material in evaluating the sufficiency of the guarantees. Therefore, the following condensed consolidating financial information summarizes the financial position, results of operations, and cash flows for the Company's guarantor and non-guarantor subsidiaries.

Condensed Consolidating Statements of Operations

November 30, 2013 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$1,354.7	$ 28.4	$ —	$1,383.1
Cost of sales (exclusive of items shown separately below)	—	1,206.3	23.9	(0.6)	1,229.6
Selling, general and administrative	31.1	21.2	1.3	—	53.6
Depreciation and amortization	0.1	42.6	1.1	—	43.8
Interest expense	46.2	2.5	—	—	48.7
Other, net	32.8	2.8	(2.6)	0.6	33.6
(Loss) income from continuing operations before income taxes	(110.2)	79.3	4.7	—	(26.2)
Income tax benefit	(81.8)	(101.8)	(10.3)	—	(193.9)
(Loss) income from continuing operations	(28.4)	181.1	15.0	—	167.7
Income from discontinued operations	0.2	—	—	—	0.2
(Loss) income before equity income of subsidiaries	(28.2)	181.1	15.0	—	167.9
Equity income of subsidiaries	196.1	—	—	(196.1)	—
Net income	$ 167.9	$ 181.1	$ 15.0	$(196.1)	$ 167.9
Comprehensive income	$ 431.8	$ 375.7	$ 15.0	$(390.7)	$ 431.8

November 30, 2012 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 962.0	$32.9	$ —	$ 994.9
Cost of sales (exclusive of items shown separately below)	—	844.2	26.0	(0.6)	869.6
Selling, general and administrative	26.4	14.6	0.9	—	41.9
Depreciation and amortization	0.1	21.1	1.1	—	22.3
Interest expense	18.7	3.6	—	—	22.3
Other, net	26.7	(4.3)	2.6	0.6	25.6
(Loss) income from continuing operations before income taxes	(71.9)	82.8	2.3	—	13.2
Income tax (benefit) provision	(16.9)	34.4	1.4	—	18.9
(Loss) income from continuing operations	(55.0)	48.4	0.9	—	(5.7)
Income from discontinued operations	3.1	—	—	—	3.1
(Loss) income before equity income of subsidiaries	(51.9)	48.4	0.9	—	(2.6)
Equity income of subsidiaries	49.3	—	—	(49.3)	—
Net (loss) income	$ (2.6)	$ 48.4	$ 0.9	$ (49.3)	$ (2.6)
Comprehensive (loss) income	$(189.5)	$(119.5)	$ 0.9	$118.6	$(189.5)

November 30, 2011 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$885.0	$33.1	$ —	$918.1
Cost of sales (exclusive of items shown separately below)	—	774.8	25.0	(0.5)	799.3
Selling, general and administrative	27.1	12.9	0.9	—	40.9
Depreciation and amortization	0.1	23.5	1.0	—	24.6
Interest expense	25.6	5.2	—	—	30.8
Other, net	11.9	(1.5)	2.6	0.5	13.5
(Loss) income from continuing operations before income taxes	(64.7)	70.1	3.6	—	9.0
Income tax (benefit) provision	(25.5)	39.8	(8.2)	—	6.1
(Loss) income from continuing operations	(39.2)	30.3	11.8	—	2.9
Income from discontinued operations	—	—	—	—	—
(Loss) income before equity income of subsidiaries	(39.2)	30.3	11.8	—	2.9
Equity income of subsidiaries	42.1	—	—	(42.1)	—
Net income	$ 2.9	$ 30.3	$11.8	$(42.1)	$ 2.9
Comprehensive (loss) income	$(15.3)	$ 4.1	$11.8	$(15.9)	$ (15.3)

Condensed Consolidating Balance Sheets

November 30, 2013 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$192.7	$ 4.9	$ —	$ —	$ 197.6
Accounts receivable	—	211.4	2.7	—	214.1
Inventories	—	100.5	5.4	—	105.9
Recoverable from the U.S. government, Northrop, and other third parties for environmental remediation costs	0.4	26.0	—	—	26.4
Other receivables, prepaid expenses and other	2.6	18.8	1.0	—	22.4
Income taxes	30.1	—	—	(17.5)	12.6
Deferred income taxes	10.9	4.9	1.2	—	17.0
Total current assets	236.7	366.5	10.3	(17.5)	596.0
Property, plant and equipment, net	4.7	364.4	5.6	—	374.7
Recoverable from the U.S. government and other third parties for environmental remediation costs	0.4	88.3	—	—	88.7
Deferred income taxes	48.8	107.2	19.7	—	175.7
Goodwill	—	159.6	—	—	159.6
Intercompany receivable	71.5	—	32.2	(103.7)	—
Investments in subsidiaries	534.5	—	—	(534.5)	—
Other noncurrent assets and intangibles, net	27.7	289.0	43.9	—	360.6
Total assets	$924.3	$1,375.0	$111.7	$(655.7)	$1,755.3
Short-term borrowings and current portion of long-term debt	$ 2.7	$ 0.2	$ —	$ —	$ 2.9
Accounts payable	2.2	119.1	1.2	—	122.5
Reserves for environmental remediation costs	3.8	32.8	—	—	36.6
Income taxes payable	—	16.9	0.6	(17.5)	—
Other current liabilities, advance payments on contracts, and postretirement medical and life insurance benefits	85.2	229.7	2.8	—	317.7
Total current liabilities	93.9	398.7	4.6	(17.5)	479.7
Long-term debt	695.7	0.6	—	—	696.3
Reserves for environmental remediation costs	4.3	130.4	—	—	134.7
Pension benefits	23.6	238.1	—	—	261.7
Intercompany payable	—	103.7	—	(103.7)	—
Other noncurrent liabilities	57.0	64.6	11.5	—	133.1
Total liabilities	874.5	936.1	16.1	(121.2)	1,705.5
Commitments and contingencies (Note 8)					
Redeemable common stock (Note 9)	0.2	—	—	—	0.2
Total shareholders' equity	49.6	438.9	95.6	(534.5)	49.6
Total liabilities, redeemable common stock, and shareholders' equity	$924.3	$1,375.0	$111.7	$(655.7)	$1,755.3

November 30, 2012 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$ 172.4	$ —	$ —	$ (10.3)	$ 162.1
Accounts receivable	—	109.7	1.8	—	111.5
Inventories	—	40.5	6.4	—	46.9
Recoverable from the U.S. government, Northrop, and other third parties for environmental remediation costs	0.1	28.2	—	—	28.3
Other receivables, prepaid expenses and other	7.0	9.1	0.7	—	16.8
Income taxes	28.8	—	—	(26.3)	2.5
Total current assets	208.3	187.5	8.9	(36.6)	368.1
Property, plant and equipment, net	4.7	133.8	5.4	—	143.9
Recoverable from the U.S. government and other third parties for environmental remediation costs	0.7	107.2	—	—	107.9
Goodwill	—	94.9	—	—	94.9
Intercompany receivable	—	308.5	30.5	(339.0)	—
Investments in subsidiaries	143.1	—	—	(143.1)	—
Other noncurrent assets and intangibles, net	17.6	146.3	40.6	—	204.5
Total assets	$ 374.4	$978.2	$85.4	$(518.7)	$ 919.3
Short-term borrowings and current portion of long-term debt	$ 2.4	$ 0.3	$ —	$ —	$ 2.7
Accounts payable	3.1	61.8	1.5	(10.3)	56.1
Reserves for environmental remediation costs	3.5	36.0	—	—	39.5
Income taxes payable	—	25.4	0.9	(26.3)	—
Other current liabilities, advance payments on contracts, and postretirement medical and life insurance benefits	28.1	190.6	1.6	—	220.3
Total current liabilities	37.1	314.1	4.0	(36.6)	318.6
Long-term debt	245.3	0.7	—	—	246.0
Reserves for environmental remediation costs	3.6	146.4	—	—	150.0
Pension benefits	70.8	383.7	—	—	454.5
Intercompany payable	339.0	—	—	(339.0)	—
Other noncurrent liabilities	67.4	70.4	1.2	—	139.0
Total liabilities	763.2	915.3	5.2	(375.6)	1,308.1
Commitments and contingencies (Note 8)					
Redeemable common stock (Note 9)	3.9	—	—	—	3.9
Total shareholders' (deficit) equity	(392.7)	62.9	80.2	(143.1)	(392.7)
Total liabilities, redeemable common stock, and shareholders' equity (deficit)	$ 374.4	$978.2	$85.4	$(518.7)	$ 919.3

Condensed Consolidating Statements of Cash Flows

November 30, 2013 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$ (2.2)	$ 67.1	$ 2.4	$ 10.3	$ 77.6
Cash flows from investing activities:					
Capital expenditures	—	(62.5)	(0.7)	—	(63.2)
Other investing	—	(411.7)	—	—	(411.7)
Net cash used in investing activities	—	(474.2)	(0.7)	—	(474.9)
Cash flows from financing activities:					
Proceeds from issuance of debt	460.0	—	—	—	460.0
Repayments on debt	(12.6)	(0.2)	—	—	(12.8)
Debt issuance costs	(14.9)	—	—	—	(14.9)
Net transfers (to) from parent	(410.5)	412.2	(1.7)	—	—
Other financing activities	0.5	—	—	—	0.5
Net cash provided by (used in) financing activities	22.5	412.0	(1.7)	—	432.8
Net increase in cash and cash equivalents	20.3	4.9	—	10.3	35.5
Cash and cash equivalents at beginning of year	172.4	—	—	(10.3)	162.1
Cash and cash equivalents at end of period	$ 192.7	$ 4.9	$ —	$ —	$ 197.6

November 30, 2012 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(17.8)	$ 95.9	$ 1.7	$ 6.4	$ 86.2
Cash flows from investing activities:					
Capital expenditures	—	(35.8)	(1.4)	—	(37.2)
Other investing	—	0.6	—	—	0.6
Net cash used in investing activities	—	(35.2)	(1.4)	—	(36.6)
Cash flows from financing activities:					
Repayments on debt	(77.4)	(0.3)	—	—	(77.7)
Debt issuance costs	(1.3)	—	—	—	(1.3)
Net transfers (to) from parent	59.9	(59.6)	(0.3)	—	—
Other financing activities	4.3	(0.8)	—	—	3.5
Net cash (used in) provided by financing activities	(14.5)	(60.7)	(0.3)	—	(75.5)
Net (decrease) increase in cash and cash equivalents	(32.3)	—	—	6.4	(25.9)
Cash and cash equivalents at beginning of year	204.7	—	—	(16.7)	188.0
Cash and cash equivalents at end of period	$172.4	$ —	$ —	$(10.3)	$162.1

November 30, 2011 (In millions):	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(33.3)	$105.6	$ 5.4	$ (0.9)	$ 76.8
Cash flows from investing activities:					
Capital expenditures	—	(20.3)	(0.8)	—	(21.1)
Other investing activities	26.7	—	—	—	26.7
Net cash provided by (used in) investing activities	26.7	(20.3)	(0.8)	—	5.6
Cash flows from financing activities:					
Repayments on debt	(70.0)	(0.1)	—	—	(70.1)
Debt issuance costs	(4.2)	—	—	—	(4.2)
Net transfers (to) from parent	87.9	(83.3)	(4.6)	—	—
Other financing activities	0.3	(1.9)	—	—	(1.6)
Net cash provided by (used in) financing activities	14.0	(85.3)	(4.6)	—	(75.9)
Net increase (decrease) in cash and cash equivalents	7.4	—	—	(0.9)	6.5
Cash and cash equivalents at beginning of year	197.3	—	—	(15.8)	181.5
Cash and cash equivalents at end of period	$204.7	$ —	$ —	$(16.7)	$188.0

Note 17. Subsequent Events

On January 30, 2014, the Company began providing notices to employees whose employment may be terminated as part of a cost reduction plan (the "Restructuring Plan"). The Restructuring Plan contemplates the reduction of the Company's overall headcount. If the Restructuring Plan is implemented as proposed, the workforce reduction would affect up to approximately 225 employees, and is expected to be completed by the end of March 2014. In connection with such implementation, the Company expects to incur costs of approximately $15.7 million, consisting of costs for severance, employee-related benefits and other associated expenses. The Restructuring Plan and the foregoing figures are the Company's estimates and are subject to change.

On February 7, 2014, the Company announced that its Board of Directors authorized a share repurchase program of up to $75 million. Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices or in privately negotiated transactions.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

As of November 30, 2013, we conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of November 30, 2013 that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We acquired the Rocketdyne Business in a purchase business combination on June 14, 2013. The Rocketdyne Business is a 100% owned subsidiary, and we excluded this business from the scope of our management's assessment of the effectiveness of our internal control over financial reporting as of November 30, 2013. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition. Rocketdyne Business total assets and total net sales represent 20% and 23%, respectively, of our related consolidated financial statement amounts as of and for the twelve months ended November 30, 2013.

With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of November 30, 2013.

The effectiveness of our internal control over financial reporting as of November 30, 2013 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. Their report appears in Item 8.

Changes In Internal Control Over Financial Reporting

There were changes in our internal controls over financial reporting that occurred during the second half of fiscal 2013 that have materially affected our internal control over financial reporting. In particular, we implemented an Oracle Business Suite ERP system in June 2013 to replace certain of our legacy computer systems. As part of the integration of such ERP system, we modified certain existing internal controls and implemented new ones. Other than the changes required by the implementation of the ERP system, there were no material changes in internal controls over financial reporting that occurred during the most recent fiscal quarter that have materially, or are reasonably likely to materially affect, the effectiveness of our internal controls over financial reporting.

Item 9B. ***Other Information***

None.

Item 10. ***Directors, Executive Officers and Corporate Governance***

Directors of the Registrant

Information with respect to directors of the Company who will stand for election at the 2014 Annual Meeting of Shareholders is set forth under the heading "PROPOSAL 1 — ELECTION OF DIRECTORS" in our 2014 Proxy Statement for our 2014 Annual Meeting ("2014 Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

The information in our 2014 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Communications with Directors" in our 2014 Proxy Statement and is incorporated herein by reference.

Executive Officers of the Registrant

The following information is given as of December 31, 2013.

Name	Title	Other Business Experience	Age
Scott J. Seymour	President and Chief Executive Officer of the Company (since January 2010)	President of Aerojet Rocketdyne January 2010 — August 2012; Consultant to Northrop Grumman Corporation ("Northrop") March 2008 — January 2010; Corporate Vice President and President of Integrated Systems Sector of Northrop 2002 — March 2008; Vice President, Air Combat Systems of Northrop 1998 — 2001; Vice President and B-2 Program Manager of Northrop 1996 — 1998; and Vice President, Palmdale Operations, of Northrop 1993 — 1996.	63
Kathleen E. Redd	Vice President, Chief Financial Officer (since January 2009), and Assistant Secretary of the Company (since March 2012)	Secretary February 2009 — March 2012; Vice President, Controller and Acting Chief Financial Officer September 2008 — January 2009; Vice President, Finance 2006 — 2008; Assistant Corporate Controller, 2002 — 2006; Acting Vice President Controller GDX Automotive, 2003 — 2004 (concurrent with Assistant Corporate Controller position during divestiture activities); Vice President, Finance, for Grass Valley Group, 2001 — 2002; Vice President, Finance for JOMED, Inc., 2000 — 2001; Controller for EndoSonics Corporation, 1996 — 2000.	52
Warren M. Boley, Jr.	President, Aerojet Rocketdyne (since August 2012)	Chief Operating Officer, Boley Tool & Machine Works May 2011 — August 2012; Corporate Director, Boley Tool & Machine Works 1991 — present; President, Military Engines Division, United Technologies Corporation, Pratt & Whitney Business Unit ("Pratt & Whitney") April 2010 — May 2011; Vice President — F135/F119 Engine Programs, Pratt & Whitney April 2009 — April 2010; Vice President, Operational Military Engines and Customer Support, Pratt& Whitney September 2007 — April 2009; Vice President Operational Military Engines, Pratt & Whitney March 2003 — September 2007.	51
Christopher C. Cambria	Vice President, General Counsel (since September 2011), and Secretary of the Company (since March 2012)	Self-employed legal consultant 2010 — 2011. Senior Vice President and Senior Counsel, Mergers and Acquisitions for L-3 Communications Holdings 2006 — 2009; Senior Vice President, Secretary and General Counsel 2001 — 2006; and Vice President, General Counsel and Secretary 1997 — 2001. Associate with Fried, Frank, Harris, Shriver & Jacobson 1994 — 1997. Associate with Cravath, Swaine & Moore 1986 — 1993.	55

Name	Title	Other Business Experience	Age
John D. Schumacher	Vice President, Business Relations of the Company (since April 2013).	President, Astrium Americas and Vice President, Space, EADS North America April 2011 — April 2013; Vice President, Washington Operations, Aerojet Rocketdyne May 2006 — April 2011; Director, Whitney, Bradley & Brown Consulting September 2005 — May 2006; Chief of Staff, National Aeronautics and Space Administration (NASA) May 2003 — September 2005; Associate Administrator for External Relations, NASA 1994 — 2003; Deputy Associate Administrator, NASA 1990 — 1994; Advisor to the Administrator, NASA 1989 — 1990; Associate, Rogers & Wells, NY, 1987 — 1989; Captain, Naval Reserve from 1984 — 2006; Naval Service from 1978 — 1984.	59

The Company's executive officers generally hold terms of office of one year and/or until their successors are elected and serve at the discretion of the Board.

Code of Ethics and Corporate Governance Guidelines

The Company has adopted a code of ethics known as the Code of Business Conduct that applies to the Company's employees including the principal executive officer and principal financial officer. Amendments to the Code of Business Conduct and any grant of a waiver from a provision of the Code of Business Conduct requiring disclosure under applicable SEC rules will be disclosed on the Company's website at *www.GenCorp.com.* Copies of the Code of Business Conduct and the Company's Corporate Governance Guidelines are available on the Company's web site at *www.GenCorp.com* (copies are available in print to any shareholder or other interested person who requests them by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742).

Audit Committee and Audit Committee Financial Expert

Information regarding the Audit Committee and the Audit Committee's Financial Expert is set forth under the heading "Board Committees" in our 2014 Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information concerning executive compensation may be found under the captions "Executive Compensation," "2013 Director Compensation Table," "Compensation Discussion and Analysis," "Summary Compensation Table," "2013 Grants of Plan-Based Awards," "Outstanding Equity Awards at 2013 Fiscal Year End," "2013 Option/SAR Exercises and Stock Vested," "2013 Pension Benefits," "2013 Non-Qualified Deferred Compensation," "Potential Payments upon Termination of Employment or Change in Control," "Employment Agreement and Indemnity Agreements," "Director Compensation," "Organization & Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" of our 2014 Proxy Statement. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Officers and Directors" in our 2014 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information

The table below sets forth certain information regarding the following equity compensation plans of the Company, pursuant to which we have made equity compensation available to eligible persons, as of November 30, 2013: (i) GenCorp Inc. 1999 Equity and Performance Incentive Plan; and (ii) GenCorp Inc. 2009 Equity and Performance Incentive Plan. Both plans have been approved by our shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders			
Stock options	631,297	$5.57	
Restricted shares(3)	—		
Total	631,297	$5.57	2,201,817(1)(2)
Equity compensation plans not approved by shareholders(4)	—	N/A	—
Total	631,297	$5.57	2,201,817

(1) As of November 30, 2013, there are no more shares available to be issued under any type of incentive award under the GenCorp Inc. 1999 Equity and Performance Incentive Plan. The maximum number of shares available for issuance to participants under the GenCorp Inc. 2009 Equity and Performance Incentive Plan is 5,000,000 shares, all of which may be awarded as incentive stock options. Subject to the total shares available to be issued under the plan, the following specific limits apply: (A) no more than 200,000 shares may be issued to nonemployee directors and no nonemployee director may receive more than 150,000 shares in any fiscal year; (B) no more than 200,000 shares subject to stock options, including incentive stock options, may be granted to any participant in any fiscal year; (C) no more than 200,000 shares subject to stock appreciation rights may be granted to any participant in any fiscal year; (D) no more than 200,000 shares may be granted to any participant in any fiscal year pursuant to an award of restricted stock or restricted stock units; (E) no more than 200,000 shares may be granted to any participant in any fiscal year pursuant to an award of performance shares or performance units; and (F) no more than 100,000 shares may be granted to any participant in any fiscal year pursuant to a stock-based award other than described above.

(2) The number of securities in Column (c) is net of the maximum 78,925 shares that may be issued pursuant to additional stock options and restricted stock awards that will be granted in 2014 if the Company attains performance goals specified in equity awards made during 2011.

(3) As of November 30, 2013, 1,367,058 shares had been granted as restricted shares that had not yet vested.

(4) The Company also maintains the GenCorp Inc. and Participating Subsidiaries Deferred Bonus Plan. This plan allows participating employees to defer a portion of their compensation for future distribution. All or a portion of such deferrals made prior to November 30, 2009 could be allocated to an account based on the Company's common stock and does permit limited distributions in the form of Company common shares. However, distributions in the form of common shares are permitted only at the election of the Organization & Compensation Committee of the Board of Directors and, according to the terms of the plan, individuals serving as officers or directors of the Company are not permitted to receive distributions in the form of Company common shares until at least six months after such individual ceases to be an officer or director of the Company. The table does not include information about this plan because no options, warrants or rights are available under this plan and no specific number of shares is set aside under this plan as available for future issuance. Based upon the price of Company common shares on November 30, 2013,

the maximum number of shares that could be distributed to employees not subject to the restrictions on officers and directors (if permitted by the Organization & Compensation Committee) would be 5,564. This plan was amended effective November 30, 2009 to prevent the application of future deferrals to the Company common stock investment program.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain transactions and employment agreements with management is set under the headings "Employment Agreement and Indemnity Agreements," "Related Person Transaction Policy" and "Potential Payments upon Termination of Employment or Change in Control" in our 2014 Proxy Statement and is incorporated herein by reference. Information regarding director independence is set forth under the heading "Determination of Independence of Directors" in our 2014 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information in our 2014 Proxy Statement set forth under the captions "Proposal 4 — Ratification of the Appointment of Independent Auditors," "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees," and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Company's Independent Auditors" is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this report:

(1) FINANCIAL STATEMENTS

(2) FINANCIAL STATEMENT SCHEDULES

The following financial statement schedule is filed as part of this Annual Report on Form 10-K. All other financial statement schedules have been omitted because they are either not applicable, not required by the instructions, or because the required information is either incorporated herein by reference or included in the financial statements or notes thereto included in this report.

GENCORP INC.
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
(In millions)

	Balance at Beginning of Period	Tax Valuation Allowance Charged to Income Tax Provision	Charged to Other Accounts	Tax Valuation Allowance Credited to Income Tax Provision	Balance at End of Period
Tax Valuation Allowance:					
Year ended November 30, 2013	$288.1	$61.2	$(100.4)	$(246.3)	$ 2.6
Year ended November 30, 2012	211.1	39.1	65.2	(27.3)	288.1
Year ended November 30, 2011	212.5	27.8	2.4	(31.6)	211.1

(b) EXHIBITS

Table Item No.	Exhibit Description
2.1	Purchase Agreement, dated May 2, 2003, between Atlantic Research Corporation and Aerojet-General Corporation was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003 (File No. 1-1520) and is incorporated herein by reference.**
2.2	First Amendment to Purchase Agreement, dated August 29, 2003, between Aerojet-General Corporation and Atlantic Research Corporation was filed as Exhibit 2.2 to GenCorp's Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and is incorporated herein by reference.**
2.3	Second Amendment to Purchase Agreement, dated September 30, 2003, between Aerojet-General Corporation and Atlantic Research Corporation was filed as Exhibit 2.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003 (File No. 1-1520) and is incorporated herein by reference.**
2.4	Third Amendment to Purchase Agreement, dated October 16, 2003, between Aerojet-General Corporation and Atlantic Research Corporation was filed as Exhibit 2.4 to GenCorp's Amendment No. 1 to Form S-4 Registration Statement dated December 15, 2003 (file no. 333-109518) and is incorporated herein by reference.**
2.5	Stock and Asset Purchase Agreement by and between GDX Holdings LLC and GenCorp Inc. dated July 16, 2004 was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference.**
2.6	First Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of August 31, 2004 was filed as Exhibit 2.2 to GenCorp Inc.'s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference.**
2.7	Second Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of October 14, 2004 was filed as Exhibit 2.3 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004 (File No. 1-1520), as amended, and incorporated herein by reference.**
2.8	Asset Purchase Agreement, dated as of July 12, 2005, by and among Aerojet Fine Chemicals LLC, Aerojet-General Corporation and American Pacific Corporation was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K filed on July 18, 2005 (File No. 1-1520), and is incorporated herein by reference.**
2.9	First Amendment to Asset Purchase Agreement by and among American Pacific Corporation, Aerojet Fine Chemicals LLC and Aerojet-General Corporation dated as of November 30, 2005 was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K filed on December 1, 2005 (File No. 1-1520) and incorporated herein by reference.**
2.10	Stock and Asset Purchase Agreement, dated July 22, 2012, by and between United Technologies Corporation and GenCorp Inc. was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated July 26, 2012 (File No. 1-1520) and incorporated herein by reference.**
2.11	Amendment No. 1 to the Stock and Asset Purchase Agreement, dated as of October 16, 2012, by and between GenCorp Inc. and United Technologies Corporation was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated October 22, 2012 (File No. 1-1520) and incorporated herein by reference.**
2.12	Amended and Restated Stock and Asset Purchase Agreement, dated as of June 12, 2013, by and between United Technologies Corporation and GenCorp Inc. was filed as Exhibit 2.1 to GenCorp Inc.'s Current Report on Form 8-K dated June 14, 2013 (File No. 1-1520), and is incorporated herein by reference.**
3.1	Amended Articles of Incorporation of GenCorp filed with the Secretary of State of Ohio on March 28, 2007 was filed as Exhibit 3.1 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (File No. 1-1520) and incorporated herein by reference.

Table Item No.	Exhibit Description
3.2	The Amended Code of Regulations of GenCorp, as amended on March 28, 2007 was filed as Exhibit 3.2 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (File No. 1-1520) and incorporated herein by reference.
3.3	Certificate of Amendment to Amended Articles of Incorporation of GenCorp Inc. filed with the Secretary of State of Ohio on March 29, 2010 was filed as Exhibit 3.3 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2010 (File No. 1-1520) and incorporated herein by reference.
4.1	Indenture, dated as of August 11, 2003, between GenCorp Inc., the Guarantors named therein and The Bank of New York as trustee relating to GenCorp's 9 1/2% Senior Subordinated Notes was filed as Exhibit 4.1 to GenCorp's Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and is incorporated herein by reference.
4.2	Form of 9 1/2% Senior Subordinated Notes was filed as Exhibit 4.4 to GenCorp's Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and is incorporated herein by reference.
4.3	First Supplemental Indenture dated as of October 29, 2004 to the Indenture between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp's 9 1/2% Senior Subordinated Notes due 2013 was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated November 1, 2004 (File No. 1-1520) and incorporated herein by reference.
4.4	Second Supplemental Indenture dated as of June 27, 2006 to Indenture dated as of August 11, 2003, as amended, between GenCorp Inc. as Issuer, the Guarantors party thereto as Guarantors, and The Bank of New York Trust Company, N.A., as trustee, relating to GenCorp's 9 1/2% Senior Subordinated Notes due 2013, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on June 28, 2006 (File No. 1-1520), and is incorporated herein by reference.
4.5	Indenture dated January 16, 2004 between GenCorp and The Bank of New York, as trustee, relating to GenCorp's 4% Contingent Convertible Subordinated Notes due 2024 was filed as Exhibit 4.11 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and is incorporated herein by reference.
4.6	Registration Rights Agreement dated January 16, 2004 by and among GenCorp, Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, Scotia Capital (USA) Inc., BNY Capital Markets, Inc., NatCity Investments, Inc. and Wells Fargo Securities, LLC was filed as Exhibit 4.12 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and is incorporated herein by reference.
4.7	Form of 4% Contingent Convertible Subordinated Notes was filed as Exhibit 4.13 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and is incorporated herein by reference.
4.8	Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.'s 2 1/4% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.'s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference.
4.9	Registration Rights Agreement, dated as of November 23, 2004, by and between GenCorp Inc. and Wachovia Capital Markets, LLC, as representative for the several initial purchasers of the 2 1/4% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.14 to GenCorp Inc.'s Form S-3 Registration Statement dated January 11, 2005 (File No. 333-121948) and incorporated herein by reference.
4.10	Form of 2 1/4% Convertible Subordinated Debenture was filed as Exhibit 4.02 to GenCorp Inc.'s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference.
4.11	GenCorp Retirement Savings Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Registration Statement on Form S-8 filed on June 30, 2008 (File No. 333-152032) and incorporated herein by reference.

Table Item No.	Exhibit Description
4.12	GenCorp Inc. 2009 Equity and Performance Incentive Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Form S-8 Registration Statement dated April 28, 2009 (File No. 333-158870), and is incorporated herein by reference.
4.13	Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to GenCorp's 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.'s Current Report on Form 8-K filed on December 21, 2009 (File 1-1520) and is incorporated herein by reference.
4.14	Form of 4.0625% Convertible Subordinated Debenture due 2039 was filed as Exhibit 4.2 to GenCorp Inc.'s Current Report on Form 8-K dated December 21, 2009 (File No. 1-1520), as amended, and incorporated herein by reference.
4.15	Third Supplemental Indenture dated as of November 24, 2009, by and among GenCorp Inc., Easton Development Company, LLC, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. and successor to The Bank of New York), to the Indenture dated as of August 11, 2003, as amended, between GenCorp Inc. as Issuer, the Guarantors party thereto as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
4.16	GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Form S-8 Registration Statement dated April 9, 2010 (File No. 333-165978), and is incorporated herein by reference.
4.17	GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 4.1 to GenCorp Inc.'s Form S-8 Registration Statement dated March 28, 2012 (File No. 333-180400), and is incorporated herein by reference.
4.18	Indenture for the Senior Secured Notes, dated as of January 28, 2013, between UR Financing Escrow Corporation, and U.S. Bank National Association, as Trustee was filed as Exhibit 4.1 to GenCorp Inc.'s Current Report on Form 8-K filed on February 1, 2013 (File No. 1-1520), and is incorporated herein by reference.
4.19	First Supplemental Indenture to the Senior Secured Notes, dated as of June 14, 2013, among GenCorp Inc., Aerojet Rocketdyne of DE, Inc., Arde, Inc. and Arde-Barinco, Inc., and U.S. Bank National Association, as Trustee was filed as Exhibit 4.1 to GenCorp Inc.'s Current Report on Form 8-K dated June 14, 2013 (File No. 1-1520), and is incorporated herein by reference.
4.20	Registration Rights Agreement, dated as of January 28, 2013, among GenCorp Inc. and Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, and SunTrust Robinson Humphrey, Inc., as representatives of the purchasers named therein was filed as Exhibit 10.2 of GenCorp Inc.'s Current Report on Form 8-K filed on February 1, 2013, and is incorporated herein by reference.
4.21	Joinder to the Registration Rights Agreement dated as of June 14, 2013 among GenCorp Inc., Aerojet Rocketdyne of DE, Inc., Arde, Inc. and Arde-Barinco, Inc. was filed as Exhibit 10.5 to GenCorp Inc.'s Current Report on Form 8-K filed on June 14, 2013, and is incorporated herein by reference.
4.22	Intercreditor Agreement, dated as of June 14, 2013, among Wells Fargo, National Association as credit agreement agent and U.S. Bank National Association as trustee under the indenture and U.S. Bank National Association as second lien collateral agent, acknowledged by GenCorp and the subsidiary guarantors was filed as Exhibit 10.3 to GenCorp Inc.'s Current Report on Form 8-K filed on June 14, 2013, and is incorporated herein by reference.
4.23	Second Lien Security Agreement, dated as of June 14, 2013, by and among GenCorp Inc., certain subsidiaries of GenCorp Inc. and U.S. Bank National Association, as Note Trustee and Collateral Agent was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on June 14, 2013, and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.1	Distribution Agreement dated September 30, 1999 between GenCorp Inc. and OMNOVA Solutions Inc. (OMNOVA) was filed as Exhibit B to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.2	Amended and Restated Environmental Agreement by and between Aerojet and Northrop Grumman, dated October 19, 2001 was filed as Exhibit 2.4 to the Company's Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520), and is incorporated herein by reference.
10.3†	GenCorp 1996 Supplemental Retirement Plan for Management Employees effective March 1, 1996 was filed as Exhibit B to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1996 (File No. 1-1520), and is incorporated herein by reference.
10.4†	2009 Benefit Restoration Plan for the GenCorp Inc. Pension Plan was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on January 7, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.5†	2009 Benefit Restoration Plan for the GenCorp Inc. 401(k) Plan was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K filed on January 7, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.6†	Deferred Bonus Plan of GenCorp Inc. and Participating Subsidiaries was filed as Exhibit 10.6 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-1520), and is incorporated herein by reference.
10.7†	GenCorp Inc. Deferred Compensation Plan for Nonemployee Directors, as amended was filed as Exhibit 10.7 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-1520), and is incorporated herein by reference.
10.8†	GenCorp Inc. 1993 Stock Option Plan effective March 31, 1993 was filed as Exhibit 4.1 to Form S-8 Registration Statement No. 33-61928 dated April 30, 1993 and is incorporated herein by reference.
10.9†	GenCorp Inc. 1997 Stock Option Plan effective March 26, 1997 was filed as Exhibit 4.1 to Form S-8 Registration Statement No. 333-35621 dated September 15, 1997 and is incorporated herein by reference.
10.10†	GenCorp Inc. 1999 Equity and Performance Incentive Plan as amended was filed as Exhibit 10.11 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (File No. 1-1520), and is incorporated herein by reference.
10.11†	GenCorp Inc. Executive Incentive Compensation Program, amended September 8, 1995 to be effective for the 1996 fiscal year was filed as Exhibit E to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (File No. 1-1520), and is incorporated herein by reference.
10.12†	2001 Supplemental Retirement Plan For GenCorp Executives effective December 1, 2001, incorporating GenCorp Inc.'s Voluntary Enhanced Retirement Program was filed as Exhibit 10.29 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2001 (File No. 1-1520) and is incorporated herein by reference.
10.13†	Form of Restricted Stock Agreement between the Company and Nonemployee Directors providing for payment of part of Directors' compensation for service on the Board of Directors in Company stock was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1998 (File No. 1-1520), and is incorporated herein by reference.
10.14†	Form of Restricted Stock Agreement between the Company and Nonemployee Directors providing for payment of part of Directors' compensation for service on the Board of Directors in Company stock was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.15†	Form of Restricted Stock Agreement between the Company and Directors or Employees for grants of time-based vesting of restricted stock under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.26 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.16†	Form of Stock Appreciation Rights Agreement between the Company and Employees for grants of stock appreciation rights under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.27 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.17†	Form of Stock Appreciation Rights Agreement between the Company and Directors for grants of stock appreciation rights under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.28 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.18†	Form of Restricted Stock Agreement between the Company and Employees for grants of performance-based vesting of restricted stock under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.29 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520), and is incorporated herein by reference.
10.19†	Form of Director Nonqualified Stock Option Agreement between the Company and Nonemployee Directors providing for annual grant of nonqualified stock options prior to February 28, 2002, valued at $30,000 was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 (File No. 1-1520), and is incorporated herein by reference.
10.20†	Form of Director Nonqualified Stock Option Agreement between the Company and Nonemployee Directors providing for an annual grant of nonqualified stock options on or after February 28, 2002, valued at $30,000 in lieu of further participation in Retirement Plan for Nonemployee Directors was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 (File No. 1-1520), and is incorporated herein by reference.
10.21†	Form of Director and Officer Indemnification Agreement. Was filed as Exhibit 10.21 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.22†	Form of Director Indemnification Agreement was filed as Exhibit M to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.23†	Form of Officer Indemnification Agreement was filed as Exhibit N to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1999 (File No. 1-1520), and is incorporated herein by reference.
10.24†	Form of Severance Agreement granted to certain executive officers of the Company was filed as Exhibit D to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (File No. 1-1520), and is incorporated herein by reference.
10.25	Amended and Restated Shareholder Agreement by and between GenCorp Inc. and Steel Partners II L.P. dated February 16, 2007 was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on February 21, 2007 (File No. 1-1520) and is incorporated herein by reference.
10.26†	Employment Letter Agreement dated April 12, 2005 by and between GenCorp Inc. and Philip W. Cyburt was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on April 14, 2005 (File No. 1-1520), and is incorporated herein by reference.
10.27	American Pacific Corporation Subordinated Promissory Note, dated November 30, 2005, in the principal amount of $25,500,000 was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated November 30, 2005 (File No. 1-1520) and is incorporated herein by reference.
10.28†	Employment Offer Letter dated January 11, 2006 by and between GenCorp Inc. and R. Leon Blackburn was filed as Exhibit 10.32 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2006 (File No. 1-1520) and is incorporated herein by reference.
10.29†	Form of Restricted Stock Agreement Version 2 between the Company and Employees for grants of performance-based vesting of restricted stock under the GenCorp Inc. 1999 Equity and Performance Incentive Plan was filed as Exhibit 10.33 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2005 (File No. 1-1520) and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.30†	Consulting Agreement dated February 28, 2006 by and between Joseph Carleone and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2006 (File No. 1-1520) and is incorporated herein by reference.
10.31†	Form of Director and Officer Indemnification Agreement was filed as Exhibit 10.1 to GenCorp, Inc.'s Current Report on Form 8-K filed on May 23, 2006 (File No. 1-1520) and is incorporated herein by reference.
10.32†	Form of Severance Agreement for executive officers of the Company was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on August 11, 2006 (File No. 1-1520), and is incorporated herein by reference.
10.33†	Agreement and Release by and between GenCorp Inc. and William A. Purdy Jr. dated January 29, 2007 was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2007 (File No. 1-1520) and is incorporated herein by reference.
10.34	Second Amended and Restated Shareholder Agreement dated as of March 5, 2008, by and between GenCorp Inc. and Steel Partners II L.P. was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K filed on March 10, 2008 (File No. 1-1520), and is incorporated herein by reference.
10.35†	Letter Agreement dated as of March 5, 2008 by and between GenCorp Inc. and Terry L. Hall was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2008 (File No. 1-1520) and is incorporated herein by reference.
10.36†	Letter Agreement dated as of March 5, 2008 by and between GenCorp Inc. and J. Scott Neish was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2008 (File No. 1-1520) and is incorporated herein by reference.
10.37†	Retention Agreement dated April 15, 2009 between Chris W. Conley and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the second quarter ended May 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.38	Joinder Agreement dated as of November 24, 2009, by and among GenCorp Inc., Easton Development Company, LLC, and Wachovia Bank, National Association, a national banking association, as Administrative Agent in its capacity as administrative agent under the Amended Credit Agreement dated as of June 27, 2006, among GenCorp Inc., as the Borrower, each of those Material Domestic Subsidiaries of the Borrower identified as a 'Guarantor' on the signature pages thereto and Wachovia Bank, National Association, a national banking association, as Administrative Agent was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K filed November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.39	First Amendment and Consent to Credit Agreement, dated as of May 1, 2009, by and among, GenCorp Inc., as borrower, the subsidiaries of the Borrower from time to time party thereto, as guarantors, the lenders from time to time party thereto and Wachovia Bank, National Association, as administrative agent for the lenders, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated May 6, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.40†	Employment Agreement dated July 2, 2009 between John Joy and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.41†	Amendment to the GenCorp Inc. 1999 Equity and Performance Incentive Plan, effective October 6, 2009 was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.42†	Amendment to the GenCorp Inc. 2009 Equity and Performance Incentive Plan, effective October 6, 2009 was filed as Exhibit 10.3 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.43†	Director Stock Appreciation Rights Agreement between GenCorp Inc. and Directors for grants of stock appreciation rights under the GenCorp Inc. 2009 Equity and Performance Incentive Plan was filed as Exhibit 10.4 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.44†	Amendment to the Benefits Restoration Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies, effective October 6, 2009 was filed as Exhibit 10.5 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.45†	Amendment to the 2009 Benefit Restoration Plan for the GenCorp Inc. 401(k) Plan, effective October 6, 2009 was filed as Exhibit 10.6 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.46†	Amendment to the 2009 Benefits Restoration Plan for the GenCorp Inc. Pension Plan, effective October 6, 2009 was filed as Exhibit 10.7 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.47†	Amendment to the Deferred Bonus Plan of GenCorp Inc. and Participating Subsidiaries, effective October 6, 2009 was filed as Exhibit 10.8 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.48†	Amendment to the GenCorp Inc. Deferred Compensation Plan for Nonemployee Directors, as amended, effective October 6, 2009 was filed as Exhibit 10.9 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.49†	Amendment to the GenCorp Inc. 1996 Supplemental Retirement Plan for Management Employees, effective October 6, 2009 was filed as Exhibit 10.10 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the third quarter ended August 31, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.50†	Employment Agreement dated January 6, 2010 by and between Scott Seymour and GenCorp Inc. was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated January 6, 2010 (File No. 1-1520), and is incorporated herein by reference.
10.51	Settlement Agreement by and between Aerojet and United States of America, dated November 29, 1992, was filed as Exhibit 10.52 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.52	Modification No. 1 to the November 29, 1992 Settlement Agreement by and between Aerojet and United States of America, dated October 27, 1998, was filed as Exhibit 10.53 to GenCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (File No. 1-1520), and is incorporated herein by reference.
10.53	Purchase Agreement dated March 18, 2010 between GenCorp Inc. and Beach Point Capital Management LP, on behalf of certain funds and accounts it manages was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K filed on March 19, 2010 (File No. 1-1520), and is incorporated herein by reference.
10.54†	Addendum dated as of February 10, 2011 to the Employment Agreement, dated as of January 6, 2010, by and between GenCorp Inc. and Scott Seymour was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated February 9, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.55†	Amendment to the Amended and Restated 2009 Equity and Performance Incentive Plan, was filed as an exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated March 30, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.58†	Employment Offer Letter dated July 29, 2011 by and between GenCorp Inc. and Christopher C. Cambria was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated September 12, 2011 (File No. 1-1520), and is incorporated herein by reference.
10.59	Second Amended and Restated Credit Agreement, dated as of November 18, 2011, among GenCorp Inc., as Borrower, each of those Material Domestic Subsidiaries of the Borrower identified as a "Guarantor" on the signature pages thereto and such other Material Domestic Subsidiaries of the Borrower as may from time to time become a party thereto, the several banks and other financial institutions from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent, was filed as exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K dated November 18, 2011 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.60†	Retention Agreement by and between Aerojet-General Corporation and Richard W. Bregard was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated February 7, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.61	First Amendment to Second Amended and Restated Credit Agreement, dated as of May 30, 2012, by and among GenCorp Inc., as Borrower, the Material Domestic Subsidiaries of the Borrower party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated May 30, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.62†	Employment Offer Letter, dated May 21, 2012, by and between Aerojet-General Corporation and Warren M. Boley, Jr. was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated July 23, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.63	Commitment Letter, dated July 22, 2012, by and among GenCorp Inc., Morgan Stanley Senior Funding, Inc., and Citigroup Global Markets Inc. was filed as Exhibit 10-1 to GenCorp Inc.'s Current Report on Form 8-K dated July 26, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.64	Second Amendment to Second Amended and Restated Credit Agreement, as amended, dated as of August 16, 2012, by and among GenCorp Inc., as Borrower, the Material Domestic Subsidiaries of the Borrower party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated August 21, 2012 (File No. 1-1520), and is incorporated herein by reference.
10.65	Third Amendment to Second Amended and Restated Credit Agreement, as amended, dated as of January 14, 2013, by and among GenCorp Inc., as Borrower, the Material Domestic Subsidiaries of the Borrower party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated January 14, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.66	Escrow Agreement, dated as of January 28, 2013, by and among GenCorp Inc. and U.S. Bank National Association, as trustee, escrow agent and bank and securities intermediary was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated February 1, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.67†	Amendment, dated as of February 12, 2013, to the retention agreement by and between Aerojet-General Corporation and Richard W. Bregard was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the first quarter ended February 28, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.68	GenCorp Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit A of the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on February 15, 2013)
10.69†	Amendment to the GenCorp Inc. Deferred Compensation Plan for Nonemployee Directors, as amended, effective April 11, 2013 was filed as Exhibit 10.1 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the second quarter ended May 31, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.70†	Form of Restricted Stock Agreement between the Company and Directors for grants of time-based vesting of restricted stock under the GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 10.2 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the second quarter ended May 31, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.71†	Form of Unrestricted Stock Agreement between the Company and Directors for grants of common stock under the GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 10.3 to GenCorp Inc.'s Quarterly Report on Form 10-Q for the second quarter ended May 31, 2013 (File No. 1-1520), and is incorporated herein by reference.

Table Item No.	Exhibit Description
10.72	Form of Restricted Stock Agreement between the Company and Employees for grants of time-based vesting of restricted stock under the GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated May 13, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.73	Joinder Agreement dated as of June 14, 2013 by and among Pratt &Whitney Rocketdyne, Inc., Arde, Inc., Arde-Barinco, Inc., GenCorp Inc. and Wells Fargo Bank, National Association to that certain Second Amended and Restated Credit Agreement, dated as of November 18, 2011 (as amended, restated, amended and restated, supplemented or otherwise modified) by and among GenCorp Inc., the Material Domestic Subsidiaries from time to time party thereto, the Lenders from time to time party thereto and Wells Fargo Bank, National Association was filed as Exhibit 10.2 to GenCorp Inc.'s Current Report on Form 8-K dated June 14, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.74	Purchase Agreement Joinder, dated as of June 14, 2013, by Pratt & Whitney Rocketdyne, Inc., Arde, Inc., Arde-Barinco, Inc. and Morgan Stanley & Co. LLC to that certain Purchase Agreement, dated as of January 18, 2013, by and among GenCorp Inc., Aerojet-General Corporation and the Initial Purchasers named therein was filed as Exhibit 10.4 to GenCorp Inc.'s Current Report on Form 8-K dated June 14, 2013 (File No. 1-1520), and is incorporated herein by reference.
10.75†	Stock Option Cancellation Agreement, dated July 9, 2013, between GenCorp Inc. and Kathleen E. Redd was filed as Exhibit 10.1 to GenCorp Inc.'s Current Report on Form 8-K dated July 12, 2013 (File No. 1-1520), and is incorporated herein by reference.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1*	Certification of Principal Executive Officer and Principal Accounting Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 as amended, and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase
101.DEF***	XBRL Taxonomy Extension Definition Linkbase
101.LAB***	XBRL Taxonomy Extension Label Linkbase
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith. All other exhibits have been previously filed.

** Schedules and Exhibits have been omitted, but will be furnished to the SEC upon request.

*** Furnished and not filed herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 7, 2014

GENCORP INC.

By: /s/ SCOTT J. SEYMOUR

Scott J. Seymour
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT J. SEYMOUR Scott J. Seymour	President, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2014
/s/ KATHLEEN E. REDD Kathleen E. Redd	Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	February 7, 2014
/s/ WARREN G. LICHTENSTEIN Warren G. Lichtenstein	Chairman of the Board of Directors	February 7, 2014
/s/ THOMAS A. CORCORAN Thomas A. Corcoran	Director	February 7, 2014
/s/ JAMES R. HENDERSON James R. Henderson	Director	February 7, 2014
/s/ DAVID A. LORBER David A. Lorber	Director	February 7, 2014
/s/ MERRILL A. MCPEAK Merrill A. McPeak	Director	February 7, 2014
/s/ JAMES H. PERRY James H. Perry	Director	February 7, 2014
/s/ MARTIN TURCHIN Martin Turchin	Director	February 7, 2014

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott J. Seymour, certify that:

1. I have reviewed this annual report on Form 10-K of GenCorp Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Scott J. Seymour

Scott J. Seymour
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 7, 2014

[THIS PAGE INTENTIONALLY LEFT BLANK]

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kathleen E. Redd, certify that:

1. I have reviewed this annual report on Form 10-K of GenCorp Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: February 7, 2014

[THIS PAGE INTENTIONALLY LEFT BLANK]

CERTIFICATION OF ANNUAL REPORT ON FORM 10-K

Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of GenCorp Inc. (the "Company") for the fiscal year ended November 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies that, to his knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ Scott J. Seymour

Scott J. Seymour
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 7, 2014

Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of GenCorp Inc. (the "Company") for the fiscal year ended November 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies that, to her knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: February 7, 2014

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Board of Directors

Thomas A. Corcoran
Senior Advisor of The Carlyle Group
President of Corcoran Enterprises, LLC
Director since 2008

James R. Henderson
Business Consultant
Director since 2008

Warren G. Lichtenstein[1]
Executive Chairman and Chief Executive Officer
Steel Partners Holdings L.P.
Director since 2008

David A. Lorber
Co-Founder and Portfolio Manager
FrontFour Capital Group LLC
Director since 2006

Merrill A. McPeak
President, McPeak and Associates
Director since 2013

James H. Perry
Retired Chief Financial Officer
United Industrial Corporation
Director since 2008

Scott J. Seymour
President and Chief Executive Officer
GenCorp Inc.
Director since 2010

Martin Turchin
Vice Chairman
CB Richard Ellis
Director since 2008

Executive Officers

Scott J. Seymour
President and Chief Executive Officer

Kathleen E. Redd
Vice President, Chief Financial Officer
and Assistant Secretary

Christopher C. Cambria
Vice President, General Counsel and Secretary

Chris W. Conley
Vice President, Environmental Health and Safety

James G. Maser
Vice President, Corporate Strategy
and Development

John D. Schumacher
Vice President, Business Relations

Warren M. Boley Jr.
President, Aerojet-General Corporation

Addresses

GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742-6418
916-355-4000

Mailing Address:
P.O. Box 537012
Sacramento, California 95853-7012

Aerojet Rocketdyne, Inc.
P.O. Box 13222
Sacramento, California 95813-6000
916-355-4000

Easton Development Company, LLC
1180 Iron Point Road
Suite 350
Folsom, California 95630

[1]Chairman of the Board, GenCorp Inc.

Shareholder Information

Common Stock
Exchange Listings:
New York Stock Exchange
Chicago Stock Exchange
Ticker Symbol: GY

Transfer Agent and Registrar
Computershare
877-889-2023
International Callers: 201-680-6578

Address:
Computershare
P. O. Box 43006
Providence, RI 02940-3006

Private Couriers/Registered Mail:
Computershare
250 Royall Street
Canton, MA 02021

Web Site:
www.computershare.com/investor

BuyDIRECT
A direct purchase and sale plan, BuyDIRECT, is available to shareholders and interested first-time investors, offering a convenient method of increasing investment in GenCorp. The Company pays all brokerage commissions and bank service fees incurred on behalf of the participant in connection with stock purchases. Subject to terms and conditions of the plan, investments of up to $120,000 per year are used to buy more shares of the Company's Common Stock.

For additional information, or to participate, contact:
Computershare Trust Company, N. A.
P.O. Box 43078
Providence, RI 02940-3078
877-889-2023

Independent Auditors
PricewaterhouseCoopers LLP
Sacramento, California

Investor Information
Security analysts and investors seeking additional information about GenCorp should contact:
Ronald A. Samborsky,
Vice President, Investor Relations
916-355-3610

Board of Directors Communications
Correspondence to members of the GenCorp Board of Directors should be addressed to:
Chair, Corporate Governance & Nominating Committee
GenCorp Inc.
Christopher C. Cambria
Vice President, General Counsel
and Secretary
2001 Aerojet Road
Rancho Cordova, California 95742

Corporate Communications
For inquiries about GenCorp, contact:
Glenn Mahone
Vice President, Communications
GenCorp Inc.
202-302-9941

Additional information about GenCorp, including recent news, can be found at http://www.GenCorp.com

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission (SEC) for fiscal 2013, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included in this annual report and may also be obtained by shareholders without charge upon written request to GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742, Attn: Investor Relations. The Form 10-K is also available on the Company's web site at http://www.GenCorp.com. During the Company's fiscal year ended November 30, 2013, the Company filed with the New York Stock Exchange (NYSE) the Certification of its Chief Executive Officer confirming that the Chief Executive Officer was not aware of any violations by the Company of the NYSE's corporate governance listing standards.



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GenCorp
Corporate Headquarters
2001 Aerojet Road
Rancho Cordova, CA 95742-6418
WWW.GENCORP.COM

GENCORP

2001 Aerojet Road
Rancho Cordova, CA 95742

February 7, 2014

Dear Shareholder:

You are cordially invited to attend the 2014 Annual Meeting of Shareholders of GenCorp Inc., which will be held on March 20, 2014 at 9:00 a.m. Eastern time, at the Omni Berkshire Place, 21 East 52nd Street, New York, New York. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual Meeting and Proxy Statement.

We have elected to take advantage of the Securities and Exchange Commission's rule that allows us to furnish our proxy materials to our shareholders over the Internet. We believe electronic delivery will expedite the receipt of materials and, by printing and mailing a smaller volume, will reduce the environmental impact of our annual meeting materials and help lower our costs. On or about February 7, 2014, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") will be mailed to our shareholders. This Notice contains instructions on how to access the Notice of Annual Meeting, Proxy Statement and Annual Report to Shareholders online. You will not receive a printed copy of these materials, unless you specifically request one. The Notice of Internet Availability contains instructions on how to receive a paper copy of the proxy materials. For those participants who hold shares of GenCorp's common stock in the GenCorp Retirement Savings Plan, you will receive a full set of annual meeting materials and a proxy card by mail.

On behalf of the Board of Directors and the management of GenCorp Inc., I extend our appreciation for your continued support.

Very truly yours,

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN
Chairman of the Board

GENCORP

2001 Aerojet Road
Rancho Cordova, CA 95742

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME:	9:00 a.m. Eastern time on Thursday, March 20, 2014
PLACE:	The Omni Berkshire Place, 21 East 52nd Street, New York, New York
ITEMS OF BUSINESS:	1. To elect eight directors to our Board of Directors to serve until the 2015 annual meeting of shareholders and until their respective successors have been duly elected and qualified; 2. To consider and approve the reincorporation of the Company from the State of Ohio to the State of Delaware; 3. To consider and approve an advisory resolution to approve executive compensation; 4. To ratify the appointment of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending November 30, 2014; and 5. To consider and act on such other business as may properly be brought before the meeting or any adjournments or postponements thereof.
RECORD DATE:	You are entitled to vote at the 2014 Annual Meeting if you were a shareholder of record at the close of business on January 22, 2014.
ANNUAL MEETING ADMISSION:	In addition to a form of valid photo identification, you must bring evidence of your ownership of GenCorp common stock (which, if you are a beneficial holder, can be obtained from your bank, broker or other record holder of your shares) in order to be admitted.
PROXY VOTING:	It is important that your shares be represented and voted at the meeting. You may vote your shares by voting in person at the meeting, by Internet, by telephone or by completing, signing, dating and returning a proxy card which will be mailed to you if you request delivery of a full set of proxy materials. Participants in the GenCorp Retirement Savings Plan must follow the voting instructions provided by Fidelity Management Trust Company. See details under the heading "How do I vote?"
INSPECTION OF LIST OF SHAREHOLDERS OF RECORD:	A list of the shareholders of record as of the record date will be available for inspection at the Annual Meeting.

By Order of the Board of Directors,

/s/ KATHLEEN E. REDD
Vice President,
Chief Financial Officer and Assistant Secretary

GENCORP

2001 Aerojet Road
Rancho Cordova, CA 95742

PROXY STATEMENT
FOR THE 2014 ANNUAL MEETING OF SHAREHOLDERS

To Be Held On March 20, 2014

GENERAL INFORMATION

The Board of Directors (the "Board") of GenCorp Inc., an Ohio corporation ("GenCorp" or the "Company") solicits the enclosed proxy for use at the Company's 2014 annual meeting of shareholders (the "Annual Meeting") to be held at the Omni Berkshire Place, 21 East 52nd Street, New York, New York on March 20, 2014 at 9:00 a.m. Eastern time.

FREQUENTLY ASKED QUESTIONS

WHY DID I RECEIVE THIS PROXY STATEMENT?

The Board is soliciting your proxy to vote at the Annual Meeting because you were a shareholder of the Company's common stock, par value $0.10 per share ("Common Stock"), at the close of business (5:00 p.m. Eastern time) on January 22, 2014, (the "Record Date") and therefore you are entitled to vote at the Annual Meeting. This Proxy Statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about the Company's Board of Directors ("Directors") and executive officers.

We are providing you with a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") and access to these proxy materials in connection with the solicitation by the Board of the Company to be used at the Annual Meeting and at any adjournment or postponement. The Notice of Internet Availability will be sent to shareholders of record and beneficial shareholders starting on or around February 7, 2014. The Proxy materials, including the Notice of Annual Meeting, Proxy Statement, and 2013 Annual Report, will be made available to shareholders on the Internet on February 7, 2014. For those participants who hold shares of GenCorp's Common Stock in the GenCorp Retirement Savings Plan, you will receive a full set of annual meeting materials and a proxy card for those shares.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THIS YEAR INSTEAD OF A FULL SET OF PROXY MATERIALS?

Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), we are providing access to the Company's proxy materials over the Internet rather than printing and mailing them to all shareholders. We believe electronic delivery will expedite the receipt of these materials, reduce the environmental impact of our annual meeting materials and will help lower our costs. Therefore, the Notice of Internet Availability will be mailed to shareholders (or e-mailed, in the case of shareholders that have previously requested to receive proxy materials electronically) starting on or around February 7, 2014. The Notice of Internet Availability will provide instructions as to how shareholders may access and review the proxy materials on the website referred to in the Notice of Internet Availability or, alternatively, how to request that a copy of the proxy materials, including a proxy card, be sent to them by mail. The Notice of Internet Availability will also provide voting instructions. In addition, shareholders may request to receive the proxy materials in printed form by mail or electronically by e-mail on an ongoing basis for future shareholder meetings. Please note that, while our proxy materials are available at www.proxyvote.com referenced in the Notice of Internet Availability, no other information contained on the website is incorporated by reference in or considered to be a part of this Proxy Statement.

WHY DID I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY?

You may receive multiple Notices of Internet Availability if you hold your shares of GenCorp's Common Stock in multiple accounts (such as through a brokerage account). If you hold your shares of GenCorp's Common Stock in multiple accounts you should vote your shares as described in each separate Notice of Internet Availability you receive.

IF GENCORP IS UTILIZING NOTICE OF INTERNET AVAILABILILTY, WHY DID I RECEIVE A FULL SET OF ANNUAL MEETING MATERIALS AND A PROXY CARD?

For those participants who hold shares of GenCorp's Common Stock in the GenCorp Retirement Savings Plan, you will receive a full set of annual meeting materials and proxy card for those shares. Fidelity Management Trust Company, (the "Trustee"), is not utilizing Notice of Internet Availability for the GenCorp Retirement Savings Plan participants.

WHAT AM I VOTING ON?

You are voting on the following items of business at the Annual Meeting:

- To elect eight directors to our Board of Directors (the Board's nominees are: Thomas A. Corcoran; James R. Henderson; Warren G. Lichtenstein; David A. Lorber; Merrill A. McPeak; James H. Perry; Scott J. Seymour; and Martin Turchin) to serve until the 2015 annual meeting of shareholders and until their respective successors have been duly elected and qualified ("Proposal 1");
- To consider and approve the Company's reincorporation from the State of Ohio to the State of Delaware ("Proposal 2");
- To consider and approve an advisory resolution to approve executive compensation ("Proposal 3");
- To ratify the appointment of PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, as independent auditors of the Company for the fiscal year ending November 30, 2014 ("Proposal 4"); and
- Any other matter that may properly be brought before the Annual Meeting.

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD?

The Board recommends that you vote your shares "FOR" each of the Board's eight nominees standing for election to the Board; "FOR" approval of the reincorporation of the Company from the State of Ohio to the State of Delaware; "FOR" the advisory resolution to approve executive compensation; and "FOR" the ratification of PwC, an independent registered public accounting firm, as independent auditors of the Company.

HOW DO I VOTE?

It is important that your shares are represented at the Annual Meeting whether or not you attend the meeting in person. To make sure that your shares are represented, we urge you to vote as soon as possible.

<u>SHARES HELD IN THE GENCORP RETIREMENT SAVINGS PLAN</u>

Please follow the voting instructions provided by Fidelity Management Trust Company, the Trustee. You may sign, date and return a voting instruction card to the Trustee or submit voting instructions by telephone or the Internet. If you provide voting instructions by mail, telephone, or the Internet, the Trustee will vote your shares as you have directed (or not vote your shares, if that is your direction). If you do not provide voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received voting instructions. You must submit voting instructions to the Trustee by no later than March 17, 2014 at 11:59 p.m. Eastern time in order for your shares to be voted as you have directed by the Trustee at the Annual Meeting. GenCorp Retirement Savings Plan participants may not vote their Plan shares in person at the Annual Meeting.

SHARES HELD BY YOU, YOUR BROKER, BANK OR OTHER HOLDER OF RECORD

You may vote in several different ways:

In person at the Annual Meeting

You may vote in person at the Annual Meeting. You may also be represented by another person at the meeting by executing a proxy properly designating that person. If you are the beneficial owner of shares held in "street name," you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the meeting.

By telephone

You may vote by calling the toll-free telephone number indicated on your proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your voting instructions have been properly recorded.

By Internet

You may vote by going to the Internet web site indicated on your proxy card. Confirmation that your voting instructions have been properly recorded will be provided.

By mail

You may vote by completing, signing, dating and returning a proxy card which will be mailed to you if you request delivery of a full set of proxy materials. A postage-paid envelope will be provided along with the proxy card.

Telephone and Internet voting for shareholders of record will be available until 11:59 p.m. Eastern time on March 19, 2014. A mailed proxy card must be received by March 19, 2014 in order to be voted at the Annual Meeting. The availability of telephone and Internet voting for beneficial owners of other shares held in "street name" will depend on your broker, bank or other holder of record and we recommend that you follow the voting instructions on the Notice of Internet Availability that you receive from them.

If you are mailed a set of proxy materials and a proxy card or voting instruction card and you choose to vote by telephone or by Internet, you do not have to return your proxy card or voting instruction card. However, even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

MAY I ATTEND THE MEETING?

All shareholders and properly appointed proxy holders may attend the Annual Meeting. Shareholders who plan to attend must present valid photo identification. If you hold your shares in a brokerage account, please also bring proof of your share ownership, such as a broker's statement showing that you owned shares of the Company on the Record Date or a legal proxy from your broker or nominee. A legal proxy is required if you hold your shares in a brokerage account and you plan to vote in person at the Annual

Meeting. Shareholders of record will be verified against an official list available at the Annual Meeting. The Company reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of the Record Date.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with GenCorp's transfer agent, Computershare Shareowner Services, LLC, you are considered a "shareholder of record" or a "registered shareholder" of those shares. In this case, your Notice of Internet Availability has been sent to you directly by Broadridge Financial Solutions, Inc. If your shares are held in a stock brokerage account or by a bank, trust or other nominee or custodian, including shares you may own as a participant in the Company's Retirement Savings Plan, you are considered the "beneficial owner" of those shares, which are held in "street name." A Notice of Internet Availability has been forwarded to you by or on behalf of your broker, bank, trustee or other holder who is considered the shareholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank, trustee or other holder of record as to how to vote your shares by following their instructions for voting.

WHAT ARE BROKER NON-VOTES AND HOW ARE THEY COUNTED?

Broker non-votes occur when nominees, such as brokers and banks holding shares on behalf of the beneficial owners, are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions at least ten days before the Annual Meeting. If no instructions are given within that time frame, the nominees may vote those shares on matters deemed "routine" by the New York Stock Exchange ("NYSE"). On non-routine matters such as Proposal Nos. 1 through 3, nominees cannot vote without instructions from the beneficial owner, resulting in so-called "broker non-votes." Broker non-votes are not counted for the purposes of determining the number of shares present in person or represented by proxy on a voting matter. For these reasons, please promptly vote by telephone, or Internet, or sign, date and return the voting instruction card your broker or nominee has enclosed, in accordance with the instructions on the card.

MAY I CHANGE MY VOTE?

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- Returning a later-dated, signed proxy card;
- Sending written notice of revocation to the Company, c/o the Secretary;
- Submitting a new, proper proxy by telephone, Internet or paper ballot, after the date of the earlier voted proxy; or
- Attending the Annual Meeting and voting in person.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Directors are elected by a plurality of the votes cast at the Annual Meeting. Votes cast for a nominee will be counted in favor of election. Abstentions and broker non-votes will not count either in favor of, or against, election of a nominee. Proxies cannot be voted for a greater number of persons than the number of Directors set by the Board for election. Proposal 2 will require a two-thirds vote of the outstanding shares.

Proposals 3 and 4 will require the affirmative vote of a majority of all of the votes cast. Abstentions and broker non-votes will have the effect of negative votes with respect to Proposal 2. Abstentions and broker non-votes will have no effect on the outcome of the vote on Proposals 3 and 4.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No. Shareholders do not have cumulative voting rights with respect to the election of Directors.

WHAT CONSTITUTES A QUORUM?

As of the Record Date, 61,288,298 shares of Common Stock were outstanding. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented in person or by proxy, will constitute a quorum. Shares represented by a proxy that directs that the shares abstain from voting or that a vote be withheld on a matter and broker "non-votes" will be included at the Annual Meeting for quorum purposes. Shares represented by proxy as to which no voting instructions are given as to matters to be voted upon will be included at the Annual Meeting for quorum purposes.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's Internet address is www.GenCorp.com. You can access this Proxy Statement and the Company's 2013 Annual Report on Form 10-K at this Internet address. The Company's filings with the SEC are available free of charge via a link from this address. Copies are also available in print to any shareholder or other interested person who requests it by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742.

WHY IS GENCORP PROPOSING TO REINCORPORATE IN DELAWARE?

We believe that reincorporation from the State of Ohio to the State of Delaware (the "Reincorporation") will give us more flexibility, clarity and predictability with respect to our corporate, legal and governance affairs and that the Company and its shareholders would benefit from such advantages. The Delaware General Corporation Law of the State of Delaware ("DGCL") is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws, including the Ohio General Corporation Law ("OGCL").

In addition, Delaware courts (such as the Court of Chancery and the Delaware Supreme Court) are highly regarded for their considerable expertise in dealing with corporate legal issues and for producing a substantial body of case law construing the DGCL, which provides businesses with a greater degree of predictability than most, if not all, other jurisdictions provide. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law should serve to facilitate corporate governance by our officers and directors by allowing the Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

The Reincorporation also may enable the Company to attract and retain more easily qualified candidates willing to serve on the Board and in management because many such candidates are already familiar with Delaware corporate law, including provisions relating to director and officer indemnification, from their past business experience. In addition, Delaware law provides more predictability than Ohio law with respect to the liability of directors and officers, including what constitutes an actionable breach of fiduciary duties.

As the Company plans for the future, we believe that it is essential to be able to draw upon well-established principles of corporate governance in making legal and business decisions. The prominence and predictability of Delaware corporate law provide a reliable foundation on which the Company's governance decisions can be based.

HOW WILL THE REINCORPORATION BE ACCOMPLISHED, AND WHAT WILL THE EFFECTS BE ON THE COMPANY?

We are incorporated in Ohio and, as such, our corporation is currently governed by Ohio law. As a result of the Reincorporation, we will be incorporated in Delaware and our corporation will be governed by Delaware law. The Reincorporation will be effected by a plan of conversion, which will provide that we will: (1) file with the Secretary of State of the State of Ohio a certificate of conversion, and (2) file with the Secretary of State of the State of Delaware (i) a certificate of conversion and (ii) a certificate of incorporation. The plan of conversion, the Ohio certificate of conversion, the Delaware certificate of conversion and the Delaware certificate of incorporation will be substantially in the forms appended to this Proxy Statement as Appendix A, Appendix B, Appendix C and Exhibit A to Appendix A, respectively.

In the Reincorporation, each outstanding share of our Common Stock will automatically be converted into one share of common stock of GenCorp Inc., a Delaware corporation into which we will be deemed converted upon the completion of the Reincorporation ("GenCorp (Delaware)"). Outstanding options to purchase shares of our Common Stock and other equity awards relating to our Common Stock likewise will become options to purchase the same number of shares of common stock or equity awards, as applicable, of GenCorp (Delaware), with no change in the exercise price or other terms or provisions of the options or equity awards. Your proportional percentage ownership of the Company will remain unchanged and will not be affected in any way by Reincorporation.

Our business, directors, officers, employees, assets and liabilities and the location of our offices will remain unchanged by the Reincorporation. Following the Reincorporation, our name will continue to be "GenCorp Inc." and our shares of Common Stock will continue to be listed on the New York Stock Exchange under the symbol "GY."

WHO MUST APPROVE THE DELAWARE REINCORPORATION?

The affirmative vote of the holders of at least two-thirds of our outstanding Common Stock is required to approve the Reincorporation in Delaware.

HOW WILL THE REINCORPORATION AFFECT MY RIGHTS AS A SHAREHOLDER?

Your rights as a shareholder currently are governed by Ohio law and the provisions of our Articles of Incorporation, as amended, and our Amended Code of Regulations (the "Code of Regulations"). As a result of the Reincorporation, you will become a shareholder of GenCorp (Delaware) with rights governed by Delaware law and the provisions of the certificate of incorporation and the bylaws of GenCorp (Delaware), which differ in certain respects from your current rights. These important differences are discussed and summarized in this Proxy Statement under "Proposal 2 — Approval of the Reincorporation of the Company from the State of Ohio to the State of Delaware — Rights of our Shareholders Prior to and After the Reincorporation from Ohio to Delaware." Forms of GenCorp (Delaware)'s certificate of incorporation and bylaws are appended to this Proxy Statement as Exhibits A and B to Appendix A.

WILL GENCORP (DELAWARE) HAVE NEW "ANTI-TAKEOVER" PROTECTION?

Generally, no. The Reincorporation is not being proposed for anti-takeover reasons. In fact, the statutory anti-takeover provisions available to Delaware companies are generally believed to be less extensive than those available to Ohio companies. For a discussion of possible anti-takeover effects of the Reincorporation, see "Proposal 2 — Approval of the Reincorporation of the Company from the State of Ohio to the State of Delaware — Possible Anti-Takeover Effect of Provisions."

WHO WILL MANAGE GENCORP (DELAWARE)?

The current directors and officers of the Company will become the directors and officers of GenCorp (Delaware).

SHOULD I SEND IN MY STOCK CERTIFICATES?

No. Please do not send us your stock certificates. Following the Reincorporation, stock certificates previously representing our common stock may be delivered in effecting sales (through a broker or otherwise) of shares of GenCorp (Delaware) common stock. It will not be necessary for you to exchange your existing stock certificates for stock certificates of GenCorp (Delaware), and if you do so, it will be at your own cost.

WHAT ARE THE TAX CONSEQUENCES OF THE REINCORPORATION TO ME?

The Reincorporation is intended to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the Reincorporation qualifies as a reorganization, no gain or loss will be recognized to the holders of our capital stock as a result of consummation of the Reincorporation, and no gain or loss will be recognized by us. Generally, you will have the same basis in and holding period with respect to the GenCorp (Delaware) common stock received by you pursuant to the Reincorporation as you have in the shares of our Common Stock held by you as of immediately prior to the time the Reincorporation is consummated. See also "Proposal 2 — Approval of the Reincorporation of the Company from the State of Ohio to the State of Delaware — Certain Federal Income Tax Consequences."

WILL ANY OTHER MATTERS BE VOTED ON?

As of the date of this Proxy Statement, our management knows of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this Proxy Statement. If any other matters properly come before the Annual Meeting and call for a vote of the shareholders, validly executed proxies in the enclosed form will be voted in accordance with the recommendation of the Board.

WHO IS SOLICITING PROXIES UNDER THIS PROXY STATEMENT?

The Company has retained Okapi Partners LLC ("Okapi") for a fee of $10,000 plus reimbursement of out-of-pocket expenses as its proxy solicitor to solicit proxies on its behalf in connection with the Annual Meeting. The cost of soliciting proxies in the enclosed form will be borne by the Company. Okapi may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries.

ARE THERE DISSENTER'S OR APPRAISAL RIGHTS?

The Company's shareholders are not entitled to dissenter's or appraisal rights under Ohio law in connection with any of the Items of Business, including with respect to Proposal 2.

WHO SHOULD I CALL IF I HAVE ANY QUESTIONS?

If you have any questions, or need assistance voting, please contact the Company's proxy solicitor:

Okapi Partners LLC
Shareholders Call Toll Free: (877) 259-6290
Banks and Brokers Call Collect: (212) 297-0720

Shareholders who wish to receive a separate written copy of this Proxy Statement, or the Company's Annual Report on Form 10-K, now or in the future, should submit their written request to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's Amended Code of Regulations provides for a Board of not less than seven or more than seventeen Directors, and authorizes the Board to determine from time to time the number of Directors within that range that will constitute the Board by the affirmative vote of a majority of the members then in office. The Board has fixed the number of Directors to be elected at the Annual Meeting at eight.

The Board has proposed the following nominees for election as Directors at the Annual Meeting: Thomas A. Corcoran; James R. Henderson; Warren G. Lichtenstein; David A. Lorber; Merrill A. McPeak; James H. Perry; Scott J. Seymour; and Martin Turchin. Each nominee elected as a Director will continue in office until the next annual meeting of shareholders at which their successor has been elected, or until his resignation, removal from office, or death, whichever is earlier.

The Board recommends a vote FOR the election of these nominees as Directors.

Director Qualifications and Experience

The Board, acting through the Corporate Governance & Nominating Committee, seeks a Board that, as a whole, possesses the experience, skills, background and qualifications appropriate to function effectively in light of the Company's current and evolving business circumstances. The Corporate Governance & Nominating Committee reviews the size of the Board, the tenure of its Directors and their skills, backgrounds and experiences in determining the slate of nominees and whether to seek one or more new candidates. The Committee seeks directors with established records of significant accomplishments in business and areas relevant to the Company's strategies. With respect to the nomination of continuing Directors for re-election, the individual's contributions to the Board are also considered.

All of our Directors bring to our Board a wealth of executive leadership experience derived from their service as executives and, in some cases, chief executive officers of large corporations. They also bring extensive board experience. The process undertaken by the Corporate Governance & Nominating Committee in recommending qualified director candidates is described in the *Director Nominations* section on page 18.

Set forth below are the names and ages of the nominees for Directors and their principal occupations at present and for the past five years, as well as their particular experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a Director for the Company. There are, to the knowledge of the Company, no agreements or understandings by which these individuals were so selected. No family relationships exist between any Directors or executive officers, as such term is defined in Item 402 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information concerning the nominees set forth below is given as of December 31, 2013.

THOMAS A. CORCORAN
Director since 2008

Mr. Corcoran has been a Senior Advisor of The Carlyle Group, a private equity investment firm, and the President of Corcoran Enterprises, LLC, a management consulting company, since 2001. Previously Mr. Corcoran was also the President and Chief Executive Officer ("CEO") of Gemini Air Cargo, Inc., a cargo airline owned by The Carlyle Group, from 2001 to 2004. Prior to that, Mr. Corcoran was President and CEO of Allegheny Teledyne Incorporated, a diversified business from 1999 to 2000. Prior to that, Mr. Corcoran was President and Chief Operating Officer ("COO") of Lockheed Martin's Electronics and Space Sectors from 1993 to 1999. Mr. Corcoran began his career in 1967 at General Electric Company in various positions. In 1990, Mr. Corcoran was elected a corporate officer and rose to the number two position in G.E. Aerospace as Vice President and General Manager of G.E. Aerospace Operations. Mr. Corcoran is a director with L-3 Communications Holdings, Inc. (and member of the Audit Committee). Mr. Corcoran was a Director with Force Protection, Inc., REMEC, Inc., United Industrial Corporation, ONPATH Technologies, Inc. (Chairman), LaBarge, Inc. (Audit Committee member), ARINC, Inc., Aer Lingus, Ltd. based in Dublin, Ireland and Serco, Ltd. based in Surry, UK. Mr. Corcoran serves as a director of American Ireland Fund, is on the board of trustees of Stevens Institute of Technology and is a trustee emeritus at Worcester Polytechnic Institute. Mr. Corcoran brings to the Board considerable industry knowledge gained from extensive experience as a senior executive in the aerospace industry. Mr. Corcoran also brings to the Board significant public company board experience, including service as a director of a Fortune 500 company. Mr. Corcoran currently serves as a member of the Organization & Compensation Committee and as a member of the Corporate Governance & Nominating Committee. Age 69.

JAMES R. HENDERSON
Director since 2008

Mr. Henderson was a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company that owns and operates businesses and has significant interests in leading companies in a variety of industries, including diversified industrial products, energy, defense, banking, insurance, and food products and services, until April 2011. He was associated with Steel Partners LLC and its affiliates from August 1999 until April 2011. Mr. Henderson served as a director of DGT Holdings Corp., a manufacturer of proprietary high-voltage power conversion subsystems and components, from November 2003 until December 2011. Mr. Henderson also served as a director of SL Industries, Inc. ("SLI"), a company that designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment, from January 2002 to March 2010. Mr. Henderson was an Executive Vice President of SP Acquisition Holdings, Inc. ("SPAH"), a company formed for the purpose of acquiring one or more businesses or assets, from February 2007 until October 2009. He was a director of Angelica Corporation, a provider of healthcare linen management services, from August 2006 to August 2008. Mr. Henderson was a director and CEO of the predecessor entity of Steel Partners Holdings L.P., WebFinancial Corporation ("WebFinancial"), from June 2005 to April 2008, President and COO from November 2003 to April 2008, and was the Vice President of Operations from September 2000 to December 2003. He was also the CEO of WebBank, a wholly-owned subsidiary of Steel Partners Holdings L.P., from November 2004 to May 2005. He was a director of ECC International Corp., a manufacturer and marketer of computer controlled simulators for training personnel to perform maintenance and operation procedures on military weapons, from December 1999 to September 2003 and was acting CEO from July 2002 to March 2003. He served as the Chairman of the Board of Point Blank Solutions, Inc. ("Point Blank"), a designer and manufacturer of protective body armor, from August 2008 until October 2011, CEO from June 2009 until October 2011, and was Acting CEO from April 2009 to May 2009. Mr. Henderson was also the CEO and Chairman of the Board of Directors of certain subsidiaries of Point Blank. On April 14, 2010, Point Blank and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 petitions are being jointly administered under the caption "In re Point Blank Solutions, Inc., et. al." Case No. 10-11255, which case is ongoing. He has served as the CEO of Point Blank Enterprises, Inc., the successor to the business of Point Blank, from October 2011 to September 2012. Mr. Henderson serves as a Manager of the Board of Managers of Easton Development Company, LLC, a subsidiary of GenCorp, and since July 2013 has served as Chairman and interim CEO of School Specialty, Inc., a company that provides education-related products, programs and services. Mr. Henderson's substantial experience advising and managing public companies provides the Board with well-developed leadership skills and ability to promote the best interests of shareholders. Mr. Henderson currently serves as the Chairman of the Corporate Governance & Nominating Committee and as a member of the Audit Committee. Age 56.

WARREN G. LICHTENSTEIN
Director since 2008

Mr. Lichtenstein has served as the Chairman of the Board of the general partner of Steel Partners Holdings L.P. since July 15, 2009, and as CEO from July 15, 2009 until February 26, 2013, at which time he became the Executive Chairman. He is also the Chairman and CEO of Steel Partners LLC and has been associated with Steel Partners LLC and its affiliates since 1990. He is a Co-Founder of Steel Partners Japan Strategic Fund (Offshore), L.P., a private investment partnership investing in Japan, and Steel Partners China Access I LP, a private equity partnership investing in China. In 1993, he also co-founded Steel Partners II, L.P., a private investment partnership that is now a wholly-owned subsidiary of Steel Partners Holdings L.P. He has served as Chairman of the Board of Handy & Harman Ltd., a diversified manufacturer of engineered niche industrial products, since July 2005. He has served as Chairman of the Board of ModusLink Global Solutions, Inc. since March 2013. He has served as a director of SLI since March 2010. He previously served as a director (formerly Chairman of the Board) of SLI from January 2002 to May 2008 and served as CEO from February 2002 to August 2005. Mr. Lichtenstein served as the Chairman of the Board, President and CEO of SPAH from February 2007 until October 2009. Mr. Lichtenstein has served as a director (currently Chairman of the Board) of Steel Excel Inc., a company whose business currently consists of a sports-related segment and an oilfield services segment, since October 2010. He served as a director of WebFinancial from 1996 to June 2005, as Chairman and CEO from December 1997 to June 2005 and as President from December 1997 to December 2003. From May 2001 to November 2007, Mr. Lichtenstein served as a director (formerly Chairman of the Board) of United Industrial Corporation, a company principally focused on the design, production and support of defense systems, which was acquired by Textron Inc. He served as a director of KT&G Corporation, South Korea's largest tobacco company, from March 2006 to March 2008. Mr. Lichtenstein served as a director of Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, from January 2004 to October 2006. Mr. Lichtenstein is qualified to serve as a director due to his expertise in corporate finance, record of success in managing private investment funds and his service as a director of, and advisor to, a diverse group of public companies. Mr. Lichtenstein currently serves as the Chairman of the Board and a member of the Organization & Compensation Committee. Age 48.

DAVID A. LORBER
Director since 2006

Mr. Lorber is a Co-Founder and Portfolio Manager for FrontFour Capital Group LLC, a hedge fund since 2007. Mr. Lorber is also a Co-Founder and Principal of FrontFour Capital Corp. Previously, Mr. Lorber was a Senior Investment Analyst at Pirate Capital LLC, a hedge fund from 2003 to 2006. Prior to that, Mr. Lorber was an Analyst at Vantis Capital Management LLC, a money management firm and hedge fund from 2001 to 2003 and an Associate at Cushman & Wakefield, Inc. Mr. Lorber also serves as a Director of Ferro Corporation. Mr. Lorber served as a Director of Fisher Communications Inc. and of Huntingdon Capital Corp. and as a Trustee of IAT Air Cargo Facilities Income Fund. Mr. Lorber brings to the Board significant financial and investment industry experience and experience as a public company director. Mr. Lorber currently serves as Chairman of the Organization & Compensation Committee and as a member of the Audit Committee. Age 35.

MERRILL A. McPEAK
Director since 2013

General McPeak (USAF, retired) was Chief of Staff of the U.S. Air Force and a member of the Joint Chiefs of Staff from October 1990 until October 1994. During this period, he was the senior officer responsible for organization, training and equipage of a combined active duty, National Guard, Reserve and civilian work force of over 850,000 people serving at 1,300 locations in the United States and abroad. As a member of the Joint Chiefs of Staff, he and the other service chiefs were military advisors to the Secretary of Defense, the National Security Council and the President of the United States. Following retirement from active service, General McPeak began a second career in business. Since 1995, General McPeak has been President of McPeak and Associates, a management consulting firm that is active as an investor, advisor and director of early development stage companies. A subsidiary, Lost Wingman Press, recently published Hangar Flying; book one of a planned three-volume memoir. General McPeak has long service as a director of public companies, including Tektronix, Inc. and Trans World Airlines, Inc. He was for several years Chairman of ECC International Corp. His current public company directorships include Lion Biotechnologies, Inc. (f/k/a Genesis Biopharma) (since 2011, and for which he was acting CEO from January to July 2013) focused on immunology for treatment of Stage IV metastatic melanoma, Research Solutions, Inc. (f/k/a Derycz Scientific) (since 2010), publishing and distributing scientific journal articles, Miller Energy Resources (since 2010), engaged in oil and gas exploration and production, and DGT Holdings Corp. (since 2005), a real estate business. He previously served as a director of Mosquito Consolidated Gold (Chairman, 2011-2012), Point Blank Solutions, Inc. (2008-2011), MathStar, Inc. (2005-2010), QPC Lasers (Vice Chairman, 2006-2009), and Gigabeam Corp. (2004-2009). From 2003 to 2012, General McPeak was Chairman of Ethicspoint, Inc., a Portland, Oregon-based startup that became a leading provider of risk management and compliance software-as-a-service. In February 2012, Ethicspoint was bought by a private equity firm, merged with other companies and rebranded as NAVEX Global. General McPeak remains a board member of NAVEX Global. He also currently serves as Chairman of Coast Plating, Inc., a Los Angeles-based, privately held provider of metal processing and finishing services, primarily to the aerospace industry. General McPeak received a Bachelor of Arts degree in economics from San Diego State College and a Master of Science degree in international relations from George Washington University. In 1992, San Diego State University honored General McPeak with its first ever Lifetime Achievement Award. In 1995, George Washington University gave him its Distinguished Alumni Award, the "George." He was among the initial seven inductees to the Oregon Aviation Hall of Honor. He is a member of the Council on Foreign Relations, New York City. In 2008 and 2009, General McPeak was a national co-chairman of Obama for President. In 2011, he became Chairman of the American Battle Monuments Commission, the federal agency that oversees care and maintenance of 24 cemeteries abroad that constitute the final resting place for almost 125,000 American war dead. General McPeak will bring to the Board extensive experience in management consulting and a successful military career, including his position as Chief of Staff of the U.S. Air Force and a member of the Joint Chiefs of Staff. General McPeak currently serves as a member of the Organization & Compensation Committee and as a member of the Corporate Governance & Nominating Committee. Age 77.

JAMES H. PERRY
Director since 2008

Mr. Perry, until his retirement in 2008, served as Vice President of United Industrial Corporation, which, through its wholly-owned subsidiary AAI Corporation, designs, produces and supports aerospace and defense systems, from 1998 to 2007, as Chief Financial Officer ("CFO") from 1995 to 2007, as Treasurer from 1994 to 2005, and as Controller from 2005 to 2007. Mr. Perry served as CFO of AAI Corporation from 2000 to 2007, as Treasurer from 2000 to 2005, and as Vice President from 1997 to 2007. Mr. Perry, a certified public accountant, held various positions in the Assurance practice of Ernst & Young LLP, a global leader in assurance, tax, transaction and advisory services, from 1987 to 1994. Mr. Perry's qualifications which encompass his executive leadership skills in the aerospace and defense industry and experience as a certified public accountant including his tenure with a major accounting firm servicing numerous publically traded companies provides the Board with sophisticated financial expertise and oversight. Mr. Perry currently serves as Chairman of the Audit Committee. Age 52.

SCOTT J. SEYMOUR
Director since 2010

Mr. Seymour has served as President and CEO of the Company since January 2010. He served as President of Aerojet Rocketdyne, Inc. ("Aerojet Rocketdyne," f/k/a Aerojet-General Corporation) from January 2010 until August 2012. Prior to that, Mr. Seymour had served as a consultant to Northrop Grumman Corporation, a global defense and technology company ("Northrop"), since March 2008. Mr. Seymour joined Northrop in 1983. Prior to becoming a consultant in March 2008, Mr. Seymour most recently served as Corporate Vice President and President of Integrated Systems Sector of Northrop from 2002 until March 2008. Mr. Seymour also served as Vice President, Air Combat Systems, Vice President and B-2 Program Manager and Vice President, Palmdale Operations, of Northrop, from 1998 to 2001, 1996 to 1998 and 1993 to 1996, respectively. Prior to joining Northrop, Mr. Seymour was involved in the manufacture and flight-testing of F-14A, EF-111A and F/A-18A aircraft for each of Grumman Aerospace Corporation and McDonnell Aircraft Company. Mr. Seymour is a member of the National Museum United States Air Force Board of Managers and the Board of the Air Warrior Courage Foundation. He is also a member of the Florida Institute of Technology Board of Trustees and a director of the Astronauts Memorial Foundation. Mr. Seymour serves as a Manager of the Board of Managers of Easton Development Company, LLC, a subsidiary of GenCorp. Mr. Seymour's extensive experience as a senior executive provides the Board with significant operational expertise and an in-depth knowledge of the aerospace and defense industry. Age 63.

MARTIN TURCHIN
Director since 2008

Mr. Turchin is a Vice-Chairman of CB Richard Ellis, the world's largest real estate services company, a position he has held since 2003. Previously, Mr. Turchin served as a Vice-Chairman of a subsidiary of Insignia Financial Group, a real estate brokerage, consulting and management firm from 1996 to 2003. Prior to that, Mr. Turchin was a principal and Vice-Chairman of Edward S. Gordon Company, a real estate brokerage, consulting and management firm from 1985 to 1996. Mr. Turchin has been a director of Boston Properties, a real estate investment trust, for more than ten years. Mr. Turchin held various positions with Kenneth E. Laub & Company, Inc., a real estate company, where he was involved in real estate acquisition, financing, leasing and consulting from 1971 to 1985. Mr. Turchin also serves as a trustee for the Turchin Family Charitable Foundation. Mr. Turchin serves as a Manager of the Board of Managers of Easton Development Company, LLC, a subsidiary of GenCorp. Mr. Turchin's considerable experience in the real estate industry and service as a director of public companies provides the board with valuable expertise in real estate matters and experience in advising companies. Mr. Turchin currently serves as a member of the Audit Committee and as a member of the Corporate Governance & Nominating Committee. Age 72.

The Board unanimously recommends that shareholders vote FOR each of these nominees as Directors by executing and returning the proxy card or voting by one of the other ways indicated thereon. Proxies solicited by the Board will be so voted unless shareholders specify otherwise.

Voting for Directors

The Company has no provision for cumulative voting in the election of Directors. Therefore, holders of Common Stock are entitled to cast one vote for each share held on the Record Date for each of the candidates for election. Directors are elected by a plurality of the votes cast at the Annual Meeting; however, the Board has adopted a majority vote policy. Pursuant to such policy, in an uncontested election, any nominee for Director who receives a greater number of votes "withheld" for his election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his resignation after such election for consideration by the Corporate Governance & Nominating Committee. In determining its recommendation to the Board, the Corporate Governance & Nominating Committee will consider all factors deemed relevant by its members. These factors may include the underlying reasons why shareholders "withheld" votes for election from such Director (if ascertainable), the length of service and qualifications of the Director whose resignation has been tendered, the Director's contributions to the Company, whether by accepting such resignation the Company will no longer be in compliance with any applicable law, rule, regulation or governing document, and whether or not accepting the resignation is in the best interests of the Company and our shareholders. Within 90 days thereafter, the Board, taking into account the recommendation of the Corporate Governance & Nominating Committee and such additional information and factors that the Board believes to be relevant, must determine whether to accept or reject the resignation. The Director that tendered the resignation shall not participate in the consideration or determination of whether to accept such resignation. The Board shall disclose by press release its decision to accept or reject the resignation and, if applicable, the reasons for rejecting the resignation. If a majority of the Corporate Governance & Nominating Committee members receive a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote will appoint a committee of independent Directors to consider the resignation offers and recommend to the Board whether to accept or reject them.

Votes cast for a nominee will be counted in favor of election. Abstentions and broker non-votes will not count either in favor of, or against, election of a nominee. It is the intention of the persons named in the accompanying form of proxy to vote for the election of the Board's nominees, unless authorization to do so is withheld. Proxies cannot be voted for a greater number of persons than the number of Directors set by the Board for election. If, prior to the Annual Meeting, a nominee becomes unable to serve as a Director for any reason, the proxy holders reserve the right to substitute another person of their choice in such nominee's place and stead. It is not anticipated that any nominee will be unavailable for election at the Annual Meeting.

Retirement Policy

On January 30, 2013, the Board approved the elimination of the mandatory retirement policy for Directors.

Meetings of the Board

The Board held 10 meetings during fiscal 2013. All of the Directors who served during fiscal 2013 attended at least 75% of the regularly scheduled and special meetings of the Board and Board committees on which they served and to which they were invited in fiscal 2013. All of the Board's nominees for election at the Annual Meeting are expected to attend the Annual Meeting. All of the Directors nominated for election at the 2013 annual meeting of shareholders were present at such meeting.

Meetings of Non-Employee Directors

Non-employee Directors (consists of all Directors other than Mr. Seymour), all of whom are independent, meet in executive session as part of each regularly scheduled Board meeting. In 2013, the Chairman of the Board presided at all such executive sessions. In the event of the Chairman's absence, another non-employee Director is chosen to preside.

Board Leadership Structure

In February 2007, as part of its ongoing commitment to corporate governance, the Board made a decision to separate the positions of Chairman of the Board and CEO. Prior to February 2007, the positions of Chairman of the Board and CEO were historically held by the same person. In March 2007, the Company's shareholders approved the Board's recommendations to amend the Company's Amended Code of Regulations (as amended from time to time, the "Code of Regulations") to allow the Board the flexibility to choose whether to elect a non-executive Chairman, who would not be an officer of the Company, or have one person serve in both capacities. Since March 2007, the Board has appointed a non-executive to serve as Chairman of the Board.

Pursuant to the Company's corporate governance guidelines, the duties of the non-executive Chairman of the Board include:

- preparing the agenda for Board meetings in consultation with the CEO;
- presiding over all meetings of the shareholders and Board, including all executive sessions of the independent Directors;
- serving as liaison between the CEO and the Board;
- collaborating with senior management to provide timely information to the Board; and
- collaborating with the Organization & Compensation Committee to review the performance of the CEO.

As directors continue to have increasingly more oversight responsibilities, the Company believes it is beneficial to have an independent Chairman whose sole responsibility is leading the Board, leaving the CEO's main focus on the Company's business goals and promoting both short-term and long-term growth.

Pursuant to the Code of Regulations and the Company's corporate governance guidelines, the Board determines the leadership structure of the Company. As part of the Board's annual self-evaluation process, the Board evaluates the Company's leadership structure to ensure that it provides the optimal structure for the Company and shareholders. At this time, the Board believes the current leadership structure, with Mr. Seymour serving as CEO and Mr. Lichtenstein serving as Chairman of the Board, is the most advantageous for the Company. However, the Board recognizes that there is no single, generally accepted approach to providing corporate leadership, and the Company's leadership structure may change in the future as circumstances warrant.

Board Role in Risk Oversight

Management has the primary responsibility for identifying and managing the risks facing the Company, subject to the oversight of the Board. The Board strives to effectively oversee the Company's enterprise-wide risk management in a way that balances managing risks while enhancing the long-term value of the Company for the benefit of the shareholders. The Board of Directors understands that its focus on effective risk oversight is critical to setting the Company's tone and culture towards effective risk management. To administer its oversight function, the Board seeks to understand the Company's risk philosophy by having discussions with management to establish a mutual understanding of the Company's overall appetite for risk. The Company's Board of Directors maintains an active dialogue with management about existing risk management processes and how management identifies, assesses and manages the Company's most significant risk exposures. The Company's Board receives frequent updates from management about the Company's most significant risks so as to enable it to evaluate whether management is responding appropriately.

The Board of Directors relies on each of its committees to help oversee the risk management responsibilities relating to the functions performed by such committees. The Audit Committee periodically discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. The Organization & Compensation Committee helps the Board to identify the Company's exposure to any risks potentially created by our compensation programs and practices. The Corporate Governance & Nominating Committee oversees risks relating to the Company's corporate compliance programs and assists the Board and management in promoting an organizational culture that encourages commitment to ethical conduct and a commitment to compliance with the law. Each of these committees is required to regularly report on its actions and to make recommendations to the Board, including recommendations to assist the Board with its overall risk oversight function. The Board retains oversight responsibility for all subject matters not specifically assigned to a committee, including risks presented by the Company's business strategy, competition, regulation, general industry trends, and capital structure.

Determination of Independence of Directors

The Board has determined that to be considered independent, a Director may not have a direct or indirect material relationship with the Company. A material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a Director's exercise of critical and disinterested judgment on behalf of the Company and its shareholders. In making its assessment of independence, the Board considers any and all material relationships not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has or has had an affiliation, or those relationships which may be material, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. The Board also considers whether a Director was an employee of the Company within the last five years. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent" Director, including those set forth in pertinent listing standards of the NYSE as in effect from time to time. The NYSE's listing standards require that all listed companies have a majority of independent directors. For a director to be "independent" under the NYSE listing standards, the board of directors of a listed company must affirmatively determine that the director has no material relationship with the company, or its subsidiaries or affiliates, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company or its subsidiaries or affiliates. In accordance with the NYSE listing standards, the Board has affirmatively determined that each of the Board's nominees, other than Mr. Seymour, have no material relationships with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company.

To determine the independence of its Directors, the Company examined the following NYSE listing standards, which provide that a director is not independent if:

- the director is, or has been within the last three years, an employee of the listed Company, or an immediate family member is, or has been within the last three years, an executive officer of the listed Company;
- the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- (a) the director is a current partner or employee of a firm that is the listed Company's internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the listed Company's audit; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed Company's audit within that time;
- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed Company's present executive officers at the same time serves or served on that company's compensation committee; or

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to or received payments from, the listed Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other listed Company's consolidated gross revenues.

Each of the Board's nominees, other than Mr. Seymour, has been determined to be "independent" by the NYSE listing standards.

Board Committees

The Board maintains three standing committees: the Audit Committee; the Corporate Governance & Nominating Committee; and the Organization & Compensation Committee. In addition, non-standing committees include the Pricing Committee, the Authorization Committee, and the Benefits Management Committee. Assignments to, and chairs of, the committees are recommended by the Corporate Governance & Nominating Committee and approved by the Board. All committees report on their activities to the Board. Each standing committee operates under a charter approved by the Board. The charters for each of the standing committees are posted on the Company's web site at www.GenCorp.com and are available in print to any shareholder or interested party who requests them by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742.

The following table provides the membership and total number of meetings held by each standing committee of the Board in fiscal 2013:

Name	Audit	Corporate Governance & Nominating	Organization & Compensation
Thomas A. Corcoran		X	X
James R. Henderson	X	X*	
Warren G. Lichtenstein			X
David A. Lorber	X		X*
Merrill A. McPeak		X	X
James H. Perry	X*		
Martin Turchin	X	X	
Total meetings in fiscal 2013	5	2	8

* Committee Chairman

The Audit Committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has determined that each member of the Audit Committee meets all applicable independence and financial literacy requirements under the NYSE listing standards. The Board has also determined that Mr. Perry is an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee reviews and evaluates the scope of the audits to be performed by, the adequacy of services performed by, and the fees and compensation of, the independent auditors. The Audit Committee also reviews the Company's audited financial statements with management and with the Company's independent auditors and recommends to the Board to include the audited financial statements in the Annual Report on Form 10-K; approves in advance all audit and permitted non-audit services to be provided by the independent auditors; reviews and considers matters that may have a bearing upon continuing audit or independence; prepares the report of the Audit Committee to be included in the Company's Proxy Statement; appoints the independent auditors to examine the consolidated financial statements of the Company; reviews and evaluates the scope and appropriateness of the Company's internal audit function, internal audit plans and system of internal controls; reviews and evaluates the appropriateness of the Company's selection or application of accounting principles and practices and financial reporting; receives periodic reports from the internal audit and law departments; and reviews and oversees the Company's compliance with legal and regulatory requirements.

The Corporate Governance & Nominating Committee periodically reviews and makes recommendations to the Board concerning the criteria for selection and retention of Directors, the composition of the Board (including the Chairman of the Board), the structure and function of Board committees, and the retirement policy of Directors. The Corporate Governance & Nominating Committee also assists in identifying, and recommends to the Board, qualified candidates to serve as Directors of the Company and considers and makes recommendations to the Board concerning Director nominations submitted by shareholders. The Corporate Governance & Nominating Committee also periodically reviews and advises the Board regarding significant matters of public policy, including proposed actions by foreign and domestic governments that may significantly affect the Company; reviews and advises the Board regarding adoption or amendment of major Company policies and programs relating to matters of public policy; monitors the proposed adoption or amendment of significant environmental legislation and regulations and advises the Board regarding the impact such proposals may have upon the Company and, where appropriate, the nature of the Company's response thereto; periodically reviews and advises the Board regarding the status of the Company's environmental policies and performance under its environmental compliance programs; and periodically reviews and reports to the Board regarding the status of, and estimated liabilities for, environmental remediation. The Board has determined that each member of the Corporate Governance & Nominating Committee meets all applicable independence requirements under the NYSE listing standards.

The Organization & Compensation Committee advises and recommends to the independent Directors the total compensation of the President and CEO. The Organization & Compensation Committee delegated to the President and CEO the final authority to establish the 2013 base salaries of the other executives of the Company within limits previously reviewed by the Organization & Compensation Committee with the President and CEO. The Organization & Compensation Committee also administers the Company's deferred compensation plan and the GenCorp Amended and Restated 2009 Equity and Performance Incentive Plan (the "2009 Incentive Plan"). The Organization & Compensation Committee periodically reviews the organization of the Company and its management, including major changes in the organization of the Company and the responsibility of management as proposed by the CEO; monitors executive development and succession planning; reviews the effectiveness and performance of senior management and makes recommendations to the Board concerning the appointment and removal of officers; periodically reviews the compensation philosophy, policies and practices of the Company and makes recommendations to the Board concerning major changes, as appropriate; annually reviews changes in the Company's employee benefit, savings and retirement plans and reports thereon to the Board; and approves, and in some cases recommends to the Board for approval, the compensation of officers, and executives of the Company. The Organization & Compensation Committee also reviews and makes recommendations to the Board regarding the compensation and benefits for Directors. The Board has determined that each member of the Organization & Compensation Committee meets all applicable independence requirements under the NYSE and SEC listing standards. In making its determination, the Board considered all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of an Organization & Compensation Committee member, including but not limited to, (i) the source of the director's compensation, including any consulting, advisory or other compensatory fees paid by the Company; and (ii) whether the director has an affiliate relationship with the Company.

From time to time, the Board forms special committees to address specific matters.

Director Nominations

The Corporate Governance & Nominating Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Governance & Nominating Committee, the Board, management and shareholders. The Corporate Governance & Nominating Committee also may retain the services of a consultant to assist in identifying candidates. The Corporate Governance & Nominating Committee will consider nominations submitted by shareholders. A shareholder who would like to recommend a nominee should write to the Chairman of the Corporate Governance & Nominating Committee, c/o Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742. Any such recommendation must include (i) the name and address of the candidate; (ii) a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate; and (iii) the candidate's signed consent to serve as a Director if elected and to be named in the Proxy Statement.

Such nominations must be received by the Chairman of the Corporate Governance & Nominating Committee no later than December 1st immediately preceding the date of the annual meeting of shareholders at which the nominee is to be considered for election. Since the date of the Company's 2013 Proxy Statement, there have been no material changes to the procedures by which shareholders of the Company may recommend nominees to the Board.

The Corporate Governance & Nominating Committee seeks to create a Board that is, as a whole, strong in its collective knowledge and diversity of skills and experience and background with respect to accounting and finance, management and leadership, business judgment, industry knowledge and corporate governance. Although the Corporate Governance & Nominating Committee does not have a formal diversity policy relating to the identification and evaluation of nominees, the Corporate Governance & Nominating Committee, in addition to reviewing a candidate's qualifications and experience in light of the needs of the Board and the Company at that time, reviews candidates in the context of the current composition of the Board and the evolving needs of the Company's businesses.

Communications with Directors

Shareholders and other interested parties may communicate with the Board or individual Directors by mail addressed to: Chairman of the Corporate Governance & Nominating Committee, c/o Secretary, 2001 Aerojet Road, Rancho Cordova, California 95742. The Secretary may initially review communications to the Board or individual Directors and transmit a summary to the Board or individual Directors, but has discretion to exclude from transmittal any communications that are, in the reasonable judgment of the Secretary, inappropriate for submission to the intended recipient(s). Examples of communications that would be considered inappropriate for submission to the Board or a Director include, without limitation, customer complaints, solicitations, commercial advertisements, communications that do not relate directly or indirectly to the Company's business or communications that relate to improper or irrelevant topics.

Compensation Committee Interlocks and Insider Participation

The Organization & Compensation Committee is composed entirely of non-employee independent Directors. As of November 30, 2013, the members of the Organization & Compensation Committee included David A. Lorber (Chairman), Thomas A. Corcoran, Warren G. Lichtenstein and Merrill A. McPeak. All non-employee independent Directors participate in decisions regarding the compensation of the President and CEO. None of the Company's executive officers serve as a member of the Board or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company's Organization & Compensation Committee. In addition, none of the Company's executive officers serve as a member of the Organization & Compensation Committee of any entity that has one or more of its executive officers serving as a member of the Company's Board.

Director Compensation

The compensation of the Company's non-employee Directors is determined by the Board upon the recommendations made by the Organization & Compensation Committee. The current Director compensation program was implemented by the Company in 2010 after evaluation of the recommendations by Hay Group, Inc. ("Hay Group") who was retained by the Organization & Compensation Committee as outside consultants to assess the overall compensation structure for its non-employee Directors. Specifically, the Organization & Compensation Committee requested Hay Group to measure the Company's director compensation (in total and by pay component) against similarly sized U.S. companies in the aerospace/defense industry based on information disclosed in recent SEC filings, and in the broader general industry, using both proprietary compensation surveys and its knowledge of industry practices. The compensation program was re-evaluated in 2011 and determined to be competitive with the current market. Subsequent to the acquisition of the Pratt & Whitney Rocketdyne division (the "Rocketdyne Business") of the United Technologies Corporation, Hay Group recommended and the Organization & Compensation Committee approved certain changes to the Director compensation program to recognize the increased size, scale and complexity of the new Aerojet Rocketdyne organization. These changes were effective beginning on November 13, 2013. The Director compensation program, including changes effective on November 13, 2013, is more fully described below.

Annual Retainer Fees

Under our Director compensation program effective beginning on April 2010, and for the Company's most recently ended fiscal year, each non-employee Director will receive an annual retainer fee of $55,000, with the exception of the Chairman of the Board who receives an annual retainer fee of $110,000. Each non-employee Director will receive $5,000 for service on a standing or long-term special committee of the Board and $3,250 for service on a limited-purpose special committee of the Board. Non-employee Directors who served as Chairman of the Organization & Compensation Committee or Corporate Governance & Nominating Committee will receive an additional annual fee of $10,000 and the Chairman of the Audit Committee will receive an additional $15,000. Non-employee Directors who attend Board meetings in excess of six meetings between any two annual meetings of shareholders will receive $2,000 per each additional Board meeting and non-employee Directors who attend meetings of any single standing or long-term special committee meetings held in excess of six meetings between any two annual meetings of shareholders will receive $1,500 per each additional committee meeting. The annual cash compensation for each non-employee Director serving as a Manager on the Board of Managers of Easton Development Company, LLC is $15,000. Effective November 13, 2013, each non-employee Director will receive $7,500 for service on the Corporate Governance & Nominating or the Organization & Compensation Committees, and $10,000 for service on the Audit Committee.

Non-Employee Directors are given a choice to receive all such Director fees in cash or receiving all or part, but no less than 50%, of such fees in the form of fully vested Company Common Stock, calculated based on the closing price of the Common Stock as reported in the NYSE Composite Transactions (or if such information in such source is unavailable, a source providing similar information selected by the Company) as of the applicable Director pay date, pursuant to the 2009 Incentive Plan. If a non-employee Director elects for any year to receive all or a portion of such fees in the form of fully-vested Common Stock, an additional grant of restricted shares of Common Stock will be given equal in value to 50% of the amount of fees paid in fully-vested Common Stock vesting on the earlier of the Director's retirement from service from the Board or one year from the date of grant. Non-Employee Directors also have a choice to defer all or a portion of Common Stock and restricted stock grants. Distribution of deferred stock can be made in a single payment or at least two but no more than 10 annual installments, with a choice to begin distribution 30 days following retirement from the Board, on a date specified by the participant, or upon attainment of age 75.

Equity Grants

In April 2013, each non-employee Director received $75,000 worth of equity compensation, with the exception of the Chairman of the Board, who received $95,000 worth of equity compensation pursuant to the 2009 Incentive Plan. This grant consisted of 1,417 restricted shares of Common Stock and 7,355 Stock Appreciation Rights ("SARs") for non-employee Directors other than the Chairman of the Board, who received 1,795 restricted shares of Common Stock and 9,317 SARs. These awards vest in 50% increments on the six-month and twelve-month anniversary of the grant date. Non-Employee Directors also receive a one-time award of 500 restricted shares of Common Stock as part of their initial election to the Board. All restricted shares of Common Stock may be voted, but ownership may not transfer until such shares are vested. Unless otherwise approved by the Board, unvested shares will be forfeited in the event of a voluntary resignation or refusal to stand for re-election. The SARs have a seven-year term under the 2009 Incentive Plan. Effective November 13, 2013, the annual equity award for each non-employee Director is $90,000, with the exception of the Chairman of the Board who receives an annual equity award of $110,000. Also, effective November 13, 2013, the annual equity awards will be delivered in restricted shares of Common Stock with the same vesting schedule as historical awards.

Equity Ownership Guidelines for Non-employee Directors

In October 2007, the Board adopted equity ownership guidelines under which non-employee Directors are required to own equity in the Company in an amount equal to $150,000. In calculating the amount of equity owned by a Director, the Board looks at the value of Common Stock owned by such Director (restricted stock and stock owned outright), the value of any phantom stock owned by such Director as part of the Deferred Compensation Plan for Non-Employee Directors, if any and the value of any vested "in the money" options or SARs (i.e. market value of Company stock in excess of the strike price for the stock option or SAR). Directors have five years from the date of their election to the Board to meet the thresholds set forth in these equity ownership guidelines. The Board routinely reviews these guidelines and considers adjustments when appropriate, including adjustments for material fluctuations in the Company's stock price. Effective November 13, 2013, the ownership guideline for non-employee Directors was changed to five-times the annual cash retainer or $275,000. The following table shows the current status of equity ownership for each non-employee Director as of November 30, 2013.

Name	Value of Equity Ownership*	Date of Election	Years as a Director
Thomas A. Corcoran	$2,318,157	09/24/08	5.3
James R. Henderson	4,328,112	03/05/08	5.8
Warren G. Lichtenstein	2,914,492	03/05/08	5.8
David A. Lorber	3,076,266	03/31/06	7.8
Merrill A. McPeak	150,855	03/27/13	0.7
James H. Perry	3,057,116	05/16/08	5.6
Martin Turchin	2,866,307	03/05/08	5.8

* Value is based on the stock price on November 29, 2013 of $18.34.

Other

The GenCorp Foundation matches employee and Director gifts to accredited, non-profit colleges, universities, secondary and elementary public or private schools located in the United States. Gifts made were matched dollar for dollar up to $3,000 per calendar year.

Non-employee Directors may also elect to participate in the same health benefits programs at the same cost as offered to all of the Company's employees. One Director participated in this plan for one month in fiscal 2013, and three Directors participated in this plan in full fiscal 2013. The Company also reimburses Directors for reasonable travel and other expenses incurred in attending Board and Committee meetings.

2013 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation earned or paid to each non-employee Director who served on the Board of Directors in fiscal 2013. Employee Directors are not compensated for services as a director.

Name	Fees Earned or Paid ($)(1)	Stock Awards ($)(2)(3)	Option/SARs Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
Thomas A. Corcoran	$ 81,956	$ 59,714	$ 56,243	$—	$ 197,913
James R. Henderson	118,712	78,092	56,243	—	253,047
Warren G. Lichtenstein	123,213	85,326	71,246	—	279,785
David A. Lorber	96,964	67,218	56,243	—	220,425
Merrill A. McPeak	51,217	50,964	56,243	—	158,424
James H. Perry	91,961	64,716	56,243	—	212,920
Martin Turchin	91,961	64,716	56,243	—	212,920

(1) The amounts reported in this column for each non-employee Director reflect the dollar amount of the Board and Committee fees paid in fiscal 2013. Non-employee Directors have a choice to receive all or a portion of their director fees in fully vested Common Stock of the Company, in which the number of shares is determined by the closing price of the Common Stock as of the applicable pay date. If a Director elects to receive fees in Common Stock, an additional grant of restricted shares of Common Stock are given in an amount equal in value to 50% of the amount of fees paid in fully vested Common Stock. This additional grant is reported in the "Stock Awards" column. Non-Employee Directors also have a choice to defer all or a portion of Common Stock and restricted stock grants. Distribution of deferred stock can be made in a single payment or at least two but no more than 10 annual installments, with a choice to begin distribution 30 days following retirement from the Board, on a date specified by the participant, or upon attainment of age 75. The following table shows director fees that were paid in fully vested Common Stock in fiscal 2013.

Pay Date		Thomas A. Corcoran	James R. Henderson	Warren G. Lichtenstein	David A. Lorber	Merrill A. McPeak	James H. Perry	Martin Turchin
01-15-13	Stock Awards (#)	1,401	2,803	1,401	1,401	—	1,401	1,401
01-15-13	Grant Date Fair Value	$ 13,744	$ 27,497	$ 13,744	$ 13,744	$ —	$ 13,744	$ 13,744
04-15-13	Stock Awards (#)	3,241	5,071	4,335	4,435	1,889	4,037	4,037
04-15-13	Grant Date Fair Value	$ 40,739	$ 63,743	$ 54,491	$ 55,748	$ 23,745	$ 50,745	$ 50,745
07-15-13	Stock Awards (#)	808	808	1,617	808	808	808	808
07-15-13	Grant Date Fair Value	$ 13,736	$ 13,736	$ 27,489	$ 13,736	$ 13,736	$ 13,736	$ 13,736
10-15-13	Stock Awards (#)	826	826	1,653	826	826	826	826
10-15-13	Grant Date Fair Value	$ 13,737	$ 13,736	$ 27,489	$ 13,736	$ 13,736	$ 13,736	$ 13,736

(2) The amounts reported in these columns for each non-employee Director reflect the grant date fair value of stock awards in fiscal 2013. A description of these awards can be found under the section entitled *Long-Term Incentives (Equity-Based Compensation)* on page 40. A discussion of the assumptions used in calculating these values may be found in Note 10(c) in the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2013.

The following table shows each grant of restricted stock and SARs granted during fiscal 2013 to each non-employee Director who served as a Director in fiscal 2013, and the aggregate grant date fair value for each award.

Name	Grant Date	Stock Awards (#)	SARs Awards (#)	Grant Date Fair Value ($)
Thomas A. Corcoran	01-15-13	700[A]		$ 6,867
	04-11-13		7,355[B]	56,243
	04-11-13	1,417[B]		18,747
	04-15-13	1,620[A]		20,364
	07-15-13	404[A]		6,868
	10-15-13	413[A]		6,868
James R. Henderson	01-15-13	1,401[A]		13,744
	04-11-13		7,355[B]	56,243
	04-11-13	1,417[B]		18,747
	04-15-13	2,535[A]		31,865
	07-15-13	404[A]		6,868
	10-15-13	413[A]		6,868
Warren G. Lichtenstein	01-15-13	700[A]		6,867
	04-11-13		9,317[B]	71,246
	04-11-13	1,795[B]		23,748
	04-15-13	2,167[A]		27,239
	07-15-13	808[A]		13,736
	10-15-13	826[A]		13,736
David A. Lorber	01-15-13	700[A]		6,867
	04-11-13		7,355[B]	56,243
	04-11-13	1,417[B]		18,747
	04-15-13	2,217[A]		27,868
	07-15-13	404[A]		6,868
	10-15-13	413[A]		6,868
Merrill A. McPeak	04-11-13		7,355[B]	56,243
	04-11-13	1,417[B]		18,747
	04-11-13	500[C]		6,615
	04-15-13	944[A]		11,866
	07-15-13	404[A]		6,868
	10-15-13	413[A]		6,868
James H. Perry	01-15-13	700[A]		6,867
	04-11-13		7,355[B]	56,243
	04-11-13	1,417[B]		18,747
	04-15-13	2,018[A]		25,366
	07-15-13	404[A]		6,868
	10-15-13	413[A]		6,868
Martin Turchin	01-15-13	700[A]		6,867
	04-11-13		7,355[B]	56,243
	04-11-13	1,417[B]		18,747
	04-15-13	2,018[A]		25,366
	07-15-13	404[A]		6,868
	10-15-13	413[A]		6,868

(A) These shares vest on the earlier of the Director's retirement from the Board or the one year anniversary of the grant date.

(B) These equity awards vest in 50% increments on the six-month and twelve-month anniversary of the grant date.

(C) These shares vest on the three year anniversary of the grant date.

(3) The following table shows the amount of outstanding and unexercised SARs awards and unvested stock awards as of November 30, 2013 for each non-employee Director who served as a Director in fiscal 2013. No Director held stock options as of November 30, 2013.

Name	Unvested Stock Awards	Outstanding and Unexercised SARs
Thomas A. Corcoran	3,846	84,907
James R. Henderson	5,462	125,118
Warren G. Lichtenstein	5,399	101,869
David A. Lorber	4,443	104,907
Merrill A. McPeak	2,970	7,355
James H. Perry	4,244	99,907
Martin Turchin	4,244	99,907

(4) All Other Compensation includes matching donations made by the GenCorp Foundation for gifts made in fiscal 2013.

Security Ownership of Officers and Directors

The following table lists share ownership of Common Stock by the Company's current Directors, nominees and the Named Executive Officers, as well as the number of shares beneficially owned by all of the current Directors and executive officers as a group. Unless otherwise indicated, share ownership is direct. Amounts owned reflect ownership as of January 16, 2014.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class
Directors		
Thomas A. Corcoran(3)	71,705	*
James R. Henderson(4)	155,829	*
Warren G. Lichtenstein(5)	87,614	*
David A. Lorber	104,477	*
Merrill A. McPeak(6)	8,335	*
James H. Perry	104,103	*
Martin Turchin(7)	93,699	*
Executive Officers		
Scott J. Seymour(8)	725,980	1.18%
Kathleen E. Redd(9)	273,580	*
Warren M. Boley, Jr.	101,589	*
Christopher C. Cambria	47,314	*
John D. Schumacher	18,610	*
Richard W. Bregard	55,968	*
All Current Directors and Executive Officers as a group (13 persons)	1,848,803	3.00%

* Less than 1.0%

(1) Includes restricted shares granted under the 1999 Equity and Performance Incentive Plan, the 2009 Incentive Plan, and shares owned outright. The number of shares beneficially owned by a current officer of the Company includes shares credited in the GenCorp Retirement Savings Plan as of January 16, 2014.

(2) Includes shares issuable upon the exercise of stock options that may be exercised within 60 days after January 16, 2014 as follows: Mr. Seymour — 288,697; Ms. Redd — 101,305; and Mr. Bregard — 10,500; and all current executive officers as a group — 400,502 shares. No Director held outstanding stock options.

(3) Includes 66,725 shares held in the Thomas A. Corcoran TTEE U/A DTD 07/16/2001.

(4) Includes 1,134 shares held in the name of the Rabbi Trust.

(5) Includes 15,470 shares held in the name of the Rabbi Trust.

(6) Includes 8,335 shares held in the name of the Rabbi Trust.

(7) Includes 9,923 shares held in the name of the Rabbi Trust, 7,500 shares held in the name of Martin Turchin IRA Rollover, 3,000 shares held in the name of Peter Turchin Trust, 1,000 shares held in the name of Coulter Turchin Trust, and 1,000 shares held in the name of Tyler Turchin Trust.

(8) Includes 40,000 common shares held in the Scott J. Seymour and Kathleen Goette Seymour Family Trust and 80,000 common shares held in the Scott J. Seymour, Trustee of the Scott J. Seymour Equity Trust dated December 23, 2012.

(9) Includes 20,795 shares held through the Paul Kingsley Redd and Kathleen Ellen Redd Revocable Trust.

Code of Ethics and Corporate Governance Guidelines

The Company has adopted a code of ethics known as the Code of Business Conduct that applies to the Company's employees including the principal executive officer and principal financial officer. Amendments to the Code of Business Conduct and any grant of a waiver from the provision of the Code of Business Conduct requiring disclosure under applicable SEC rules will be disclosed on the Company's website at www.GenCorp.com. Copies of the Code of Business Conduct and the Company's Corporate Governance Guidelines are also available on the Company's web site (copies are available in print to any shareholder or other interested person who requests them by writing to Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, California 95742).

Related Person Transaction Policy

The Company has a written policy for the review of transactions in which the Company is a participant, the amount exceeds the lesser of $120,000 or 1% of the average of the Company's total assets at year end for the last two completed fiscal years, and in which any of the Company's Directors or executive officers, or their immediate family members, had a direct or indirect material interest (a "Related Party Transaction"). Any such Related Party Transaction was to be for the benefit of the Company and upon terms no less favorable to the Company than if the Related Party Transaction was to an unrelated party. The Company's Board is responsible for approving any such transactions and the Company's CEO is responsible for maintaining a list of all existing Related Party Transactions.

On September 9, 2011, the Company repurchased $15.5 million principal amount of its 2 1/4% convertible subordinated debentures from SPH Group Holdings LLC for an aggregate purchase price of $15,438,000, plus brokerage commissions and accrued and unpaid interest, which was a Related Party Transaction. A member of the Company's Board of Directors, Mr. Lichtenstein, is the Chairman and CEO of the manager of SPH Group Holdings LLC. There were no Related Party Transactions in fiscal 2012 or fiscal 2013, nor are there any currently proposed Related Party Transactions.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of (i) the quality and integrity of the Company's financial statements, (ii) the performance of the Company's financial reporting process, internal control system, internal audit function, (iii) the Company's compliance with legal and regulatory requirements, all areas for which management has the primary responsibility, and (iv) the independent auditor's performance, qualifications and independence. The Audit Committee manages the Company's relationship with its independent auditors, who report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties, with funding from the Company for such advice and assistance. Management is primarily responsible for establishing and maintaining the Company's system of internal controls and preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Annual Report including a discussion of the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed the Company's financial statements with PricewaterhouseCoopers LLP ("PwC"), the Company's independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with GAAP, and discussed such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards Vol. 1, AU Section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T. PwC also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and the Audit Committee discussed with PwC their independence from management and the Company.

The Audit Committee also reviewed with management and the independent auditors the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and quarterly reports.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee also received PwC's report on the Company's internal controls over financial reporting. The Company outlined these reports in its Annual Report on Form 10-K for the fiscal year ended November 30, 2013.

The Audit Committee met five times during fiscal 2013.

In reliance on the reviews and discussions referred to in the foregoing paragraphs, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2013 for filing with the SEC. The Audit Committee appointed PwC as the Company's independent registered public accounting firm for fiscal 2014.

Submitted by the Audit Committee,

James H. Perry, Chairman
James R. Henderson
David A. Lorber
Martin Turchin

January 3, 2014

ORGANIZATION & COMPENSATION COMMITTEE REPORT

The Organization & Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Organization & Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's 2013 Annual Report on Form 10-K. The Board has approved that recommendation.

The Organization & Compensation Committee met eight times during fiscal 2013.

Submitted by the Organization & Compensation Committee,

David A. Lorber, Chairman
Thomas A. Corcoran
Warren G. Lichtenstein
Merrill A. McPeak

January 3, 2014

EXECUTIVE OFFICERS OF THE REGISTRANT

The following information is given as of December 31, 2013.

Name	Title	Other Business Experience	Age
Scott J. Seymour	President and Chief Executive Officer of the Company (since January 2010)	President of Aerojet Rocketdyne January 2010 — August 2012; Consultant to Northrop Grumman Corporation ("Northrop") March 2008 — January 2010; Corporate Vice President and President of Integrated Systems Sector of Northrop 2002 — March 2008; Vice President, Air Combat Systems of Northrop 1998 — 2001; Vice President and B-2 Program Manager of Northrop 1996 — 1998; and Vice President, Palmdale Operations, of Northrop, 1993 — 1996.	63
Kathleen E. Redd	Vice President, Chief Financial Officer (since January 2009), and Assistant Secretary of the Company (since March 2012)	Secretary, February 2009 — March 2012; Vice President, Controller and Acting Chief Financial Officer September 2008 — January 2009; Vice President, Finance 2006 — 2008; Assistant Corporate Controller, 2002 — 2006; Acting Vice President Controller GDX Automotive, 2003 — 2004 (concurrent with Assistant Corporate Controller position during divestiture activities); Vice President, Finance, for Grass Valley Group, 2001 — 2002; Vice President, Finance for JOMED, Inc., 2000 — 2001; Controller for EndoSonics Corporation, 1996 — 2000.	52

Name	Title	Other Business Experience	Age
Warren M. Boley, Jr.	President, Aerojet Rocketdyne (since August 2012)	Chief Operating Officer, Boley Tool & Machine Works May 2011 — August 2012; Corporate Director, Boley Tool & Machine Works 1991 — present; President, Military Engines Division, United Technologies Corporation, Pratt & Whitney Business Unit ("Pratt & Whitney") April 2010 — May 2011; Vice President — F135/F119 Engine Programs, Pratt & Whitney April 2009 — April 2010; Vice President, Operational Military Engines and Customer Support, Pratt& Whitney September 2007 — April 2009; Vice President Operational Military Engines, Pratt & Whitney March 2003 — September 2007.	51
Christopher C. Cambria	Vice President, General Counsel (since September 2011), and Secretary of the Company (since March 2012)	Self employed legal consultant 2010 — 2011. Senior Vice President and Senior Counsel, Mergers and Acquisitions for L-3 Communications Holdings 2006 — 2009; Senior Vice President, Secretary and General Counsel 2001 — 2006; and Vice President, General Counsel and Secretary 1997 — 2001. Associate with Fried, Frank, Harris, Shriver & Jacobson 1994 — 1997. Associate with Cravath, Swaine & Moore 1986 — 1993.	55
John D. Schumacher	Vice President, Business Relations of the Company (since April 2013).	President, Astrium Americas and Vice President, Space, EADS North America April 2011 — April 2013; Vice President, Washington Operations, Aerojet Rocketdyne May 2006 — April 2011; Director, Whitney, Bradley & Brown Consulting September 2005 — May 2006; Chief of Staff, National Aeronautics and Space Administration (NASA) May 2003 — September 2005; Associate Administrator for External Relations, NASA 1994 — 2003; Deputy Associate Administrator, NASA 1990 — 1994; Advisor to the Administrator, NASA 1989 — 1990; Associate, Rogers & Wells, NY, 1987 — 1989; Captain, Naval Reserve from 1984 — 2006; Naval Service from 1978 — 1984.	59
Richard W. Bregard	Former Deputy to the President (since June 2010; retired June 30, 2013, and temporary special assistant to the President of Aerojet Rocketdyne July 2013 — November 2013)	Vice President, Defense Programs 2007 — 2010; Executive Director, Missile Defense Programs 2004 — 2007, Director of Smart Weapons at Northrop 2002 — 2004, Director of Smart Weapons at Aerojet 1998 — 2002, Director of Tactical Systems at Nichols Research 1997 — 1998, prior to 1997, U.S. Army Defense Systems Acquisitions.	71

The Company's executive officers generally hold terms of office of one year and/or until their successors are elected and serve at the discretion of the Board.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our compensation program is designed to support our business goals and promote both short- and long-term growth using a pay-for-performance model for alignment of the financial interests of our Named Executive Officers with the interests of our shareholders. In this section of the Proxy Statement, we explain how our compensation program is designed and operates with respect to our Named Executive Officers, including how their pay is reflected in the Company's performance on relevant financial measures. In addition, we describe the key changes made to the Company's executive compensation program since the date of our last annual proxy statement, including revisions relating to our acquisition and integration of the Rocketdyne Business. The 2013 executive compensation program covered our President and CEO, Vice President, CFO and Assistant Secretary, and the Named Executive Officers who were officers as of the end of fiscal 2013. The 2013 executive compensation program also covered other key employees of the Company as well as one former Named Executive Officer who is referred to as such herein.

We have designed our executive compensation program, under the direction of the Organization & Compensation Committee of our Board, to attract and retain highly qualified executive officers and directly link pay to performance. The Company's strategic goals include improving the Company's financial performance. Accordingly, as discussed in more detail below, the Organization & Compensation Committee set performance targets for annual cash incentives for 2013 for our officers related to contract profit, cash flow, contract awards, and certain other goals that include individual performance and accomplishments of each executive. The Organization & Compensation Committee also set performance targets for performance based restricted stock based on Economic Value Added to drive value in the Company over the next several fiscal years.

The overall objectives of our compensation program are as follows:

- Performance Incentives — provides a compensation structure under which a meaningful portion of total compensation is based on achievement of performance goals;
- Competitive Compensation — provides compensation that is competitive with compensation for executive officers providing comparable services, taking into account our size and complexity and the markets we serve;
- Retention Incentives — provides incentives for long-term continued employment with the Company or incentives for certain critical talent to achieve key short-term strategic initiatives; and
- Stakeholder Incentives — promotes an ownership interest that aligns management and shareholders. In this regard, the Organization & Compensation Committee approved share ownership guidelines that apply to our Named Executive Officers, where over a period of time, each Named Executive Officer is expected to own shares of our Common Stock equal in total market value to a designated multiple of such executive officer's annual salary.

The Organization & Compensation Committee made several decisions related to the compensation programs for the named executive officers throughout fiscal 2013:

- Base salary increases for the named executive officers were based on the pre-acquisition organization peer group and survey data as these changes were made prior to the acquisition of the Rocketdyne Business.
- Annual incentive targets for the named executive officers were based on the pre-acquisition organization peer group and survey data as these changes were made prior to the acquisition of the Rocketdyne Business.

- Long-term incentive awards for the named executive officers were based on a 50/50 blend of pre-acquisition and post-acquisition peer group and survey data as these grants occurred in the last week of the fiscal year and, given the acquisition date that occurred almost exactly in the middle of the fiscal year, the Organization & Compensation Committee in consultation with Hay Group felt that this was most appropriate.
- Long-term incentive awards for fiscal 2013 were more heavily weighted towards performance-based restricted stock than full value shares than in previous years.
- The proxy peer group was revised twice during fiscal 2013, both reflected later in this Compensation Discussion and Analysis, once to reflect normal course changes in the peer group based on continued business fit to GenCorp and once, following the acquisition of the Rocketdyne Business, to reflect the significantly increased size of the organization. This second iteration of the peer group will be used going forward for executive compensation benchmarking purposes.

Say-on-Pay

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company began providing our shareholders with the opportunity to cast an advisory vote regarding the compensation of our Named Executive Officers. At the 2013 Annual Meeting of Shareholders of GenCorp Inc. held on March 27, 2013, more than 96% of the votes cast (excluding those who abstained or were broker non-votes) were in favor of the Company's executive compensation program. After considering the outcome of this advisory vote and other relevant facts and circumstances at the Company relating to executive pay, the Organization & Compensation Committee determined that no significant changes to our compensation policies were necessary.

Administration of the Executive Compensation Program

The Organization & Compensation Committee determines most matters of executive compensation and benefits, although the committee has delegated to the President and CEO the final authority to establish base salaries of the Named Executive Officers of the Company other than himself. Our President and CEO, President, Aerojet Rocketdyne, our Vice President, CFO and Assistant Secretary, and our Vice President, Human Resources, provided input to the Organization & Compensation Committee with respect to the 2013 compensation program. The Organization & Compensation Committee advises and makes compensation recommendations to the independent members of the Board with respect to compensation for the President and CEO.

In assessing competitive overall compensation, the Organization & Compensation Committee engages, from time to time, an independent outside consulting firm to aid in the review and evaluation of the total compensation provided to the Named Executive Officers. Since fiscal 2010, the Company retained Hay Group to review the design of the Company's annual and long-term incentive programs and to assist in developing an executive compensation structure that was based on the internal hierarchy of jobs and aligned with external market practices. In performing its duties, Hay Group worked with senior management and the Chairman of the Organization & Compensation Committee to understand the Company's business strategy, the competitive market for talent, and the accountabilities of the executives and perceptions of the Company's current compensation programs. Hay Group was also instructed to develop an executive compensation comparator group of publicly traded companies in the aerospace/defense industry. Based on the information presented by Hay Group and input from our Vice President, CFO and Assistant Secretary, and our Vice President, Human Resources, the Organization & Compensation Committee and the President and CEO exercised its business judgment as to setting base salaries and incentive compensation levels for the Named Executive Officers.

Independent Executive Compensation Consultant's Role

Both management and the Organization & Compensation Committee retain Hay Group to provide objective analysis, advice and information to both management and the Organization & Compensation Committee, including competitive market data and compensation recommendations related to the President and CEO and other senior executives. Hay Group served as the independent executive compensation consultant to management and the Organization & Compensation Committee during fiscal 2013. The executive compensation consultant reports to the Vice President of Human Resources and the Chairman of the Organization & Compensation Committee and has direct access to the other members of the Organization & Compensation Committee as well as senior management. The total fees for the services provided by Hay Group to the Company and paid in fiscal 2013 were $273,386.

In addition to the compensation services provided by Hay Group to management and the Organization & Compensation Committee related to executive compensation, Hay Group provided certain services to the Company at the request of management consisting of advice relating to the design of the Company's broad-based employee annual incentive plans. The Company paid $35,831 to Hay Group in fiscal 2013 for such services which is included in the $273,386 total disclosed in the previous paragraph. The Organization & Compensation Committee believes that, given the nature and scope of these additional services related to broad-based employee annual incentive plan design, these additional services did not raise a conflict of interest and did not impair Hay Group's ability to provide independent advice to the Organization & Compensation Committee concerning executive compensation matters.

In making the overall determination of the independence of Hay Group and Hay Group's lead advisor to the Organization & Compensation Committee, the Organization & Compensation Committee considered, among other things, the factors on independence adopted in final SEC rules and approved in NYSE listing standards.

The decisions made by the Organization & Compensation Committee are the responsibility of the Organization & Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hay Group.

Consideration of Competitive Market Data Regarding Executive Compensation

The Organization & Compensation Committee and the President and CEO used the results of the compensation study completed by Hay Group in fiscal 2013 to determine pay for 2013. The Organization & Compensation Committee and the President and CEO set base salaries, target annual cash incentive levels and target annual long-term incentive award values for the Named Executive Officers generally at or below the 50th percentile of competitive market levels for comparable aerospace/defense companies. This approach was the starting point of the analysis, then adjustments were made to some executives' target compensation to reflect other factors such as the executive's experience, breadth of responsibilities, tenure in the position, overall individual performance, and the Company's performance overall.

The study conducted by Hay Group in fiscal 2013 compared total executive compensation against similarly sized U.S. companies in the aerospace/defense industry and in the broader general industry, using data from Hay Group's Executive Compensation Survey. In addition, Hay Group was instructed to develop an executive compensation comparator group of publicly traded companies in the aerospace/defense industry. In selecting the comparator group, Hay Group generally considered companies with revenues of approximately one-half to two times the Company's revenues and companies in the aerospace and defense industry, excluding those that were exclusively focused on services. The purpose of the comparator group was to compare target and actual compensation levels of the Company's President and CEO, Vice President, CFO and Assistant Secretary, and President, Aerojet Rocketdyne, to the Named Executive Officers of the comparator group.

The comparator group used at the start of fiscal 2013 was comprised of the following companies:

MOOG Inc.	Hexcel Corp.
Curtiss Wright Corp.	Transdigm Group Inc.
Teledyne Technologies Incorporated.	Heico Corp.
Esterline Technologies Corp.	Ducommun Inc.
AAR Corp.	Ceradyne, Inc.
Orbital Sciences Corp.	Kratos Defense & Security Solutions, Inc.
Loral Space & Communications	Robbins & Myers Inc.
Generac Holdings Inc.	Tecumseh Products Co.

Following our acquisition of the Rocketdyne Business in June 2013, Hay Group was asked to develop a post-acquisition peer group to reflect the substantial increase in the size of our organization for executive compensation benchmarking going forward. That comparator group used for the remainder of fiscal 2013 is comprised of the following companies:

MOOG Inc.	Loral Space & Communications
Curtiss Wright Corp.	Triumph Group Inc.
Teledyne Technologies Incorporated.	Hexcel Corp.
Esterline Technologies Corp.	Transdigm Group Inc.
AAR Corp.	Woodward Inc.
BE Aerospace Inc.	Kaman Corp.
Orbital Sciences Corp.	Barnes Group Inc.

The following paragraphs examine the targeted total direct compensation competitiveness for fiscal 2013 for each of the named executive officers using the post-acquisition survey and proxy data (where indicated).

Mr. Seymour's total compensation was benchmarked against both the comparative data included in Hay Group's broad based industry study and the comparator group, each of which were given a weighting of 60% and 40%, respectively, and blended into one comparative benchmark. Mr. Seymour's targeted total direct compensation for fiscal 2013 was at the 41st percentile of the blended comparative benchmark. Mr. Seymour's actual total direct compensation for fiscal 2013 was at or near the 45th percentile of the blended comparative benchmark. Mr. Seymour fell slightly below our targeted approach of the median of the market given that base pay, annual incentive target and payout, and half of the long-term incentive award was based on pre-acquisition market data and this comparison is entirely to the post-acquisition market data.

Ms. Redd's total compensation was benchmarked against both the comparative data included in Hay Group's broad based industry study and the comparator group, each of which were given a weighting of 60% and 40%, respectively, and blended into one comparative benchmark. Ms. Redd's targeted total direct compensation for fiscal 2013 was at the 34th percentile of the blended comparative benchmark. Ms. Redd's actual total direct compensation for fiscal 2013 was at or near the 39th percentile of the blended comparative benchmark. Ms. Redd's target total direct compensation fell below the targeted approach of the median of the market given that base pay, annual incentive target and payout and half of her normal course long-term incentive award was based on pre-acquisition market data and this comparison is entirely to the post-acquisition market data. When including Ms. Redd's long-term retention award for actual total direct compensation, she is at the 75th percentile of the market for the current year.

Mr. Boley's total compensation was benchmarked against both the comparative data included in Hay Group's broad based industry study and the comparator group, each of which were given a weighting of 60% and 40%, respectively, and blended into one comparative benchmark. Mr. Boley's targeted total direct compensation for fiscal 2013 was at the 28th percentile of the blended comparative benchmark. Mr. Boley's actual total direct compensation for fiscal 2013 was at or near the 32nd percentile of the blended comparative benchmark. Mr. Boley fell below our targeted approach of the median of the market given that base pay, annual incentive target and payout, and half of the long-term incentive award was based on pre-acquisition market data and this comparison is entirely to the post-acquisition market data.

Mr. Cambria's total compensation was benchmarked against the comparative data included in Hay Group's broad based industry study. For fiscal 2013, Mr. Cambria's targeted total direct compensation was at or near the 50th percentile of the benchmark. Mr. Cambria's actual total direct compensation for fiscal 2013 was at or near the 55th percentile of the benchmark. Mr. Cambria's target and actual total direct compensation fell at or slightly above our targeted approach of the median of the market.

Mr. Schumacher's total compensation was benchmarked against the comparative data included in Hay Group's broad based industry study. For fiscal 2013, Mr. Schumacher's targeted total direct compensation was at or near the 39th percentile of the benchmark. Mr. Schumacher's actual total direct compensation for fiscal 2013 was at or near the 29th percentile of the benchmark. Mr. Schumacher was hired during the course of 2013 and as such his initial targeted placement is appropriate for comparison to the post-acquisition market. His actual total direct compensation is low given that Mr. Schumacher only worked part of the year and received a prorated annual incentive payout in fiscal 2013 yet is benchmarked to a full year competitive benchmark. Mr. Schumacher received a sign-on Stock Appreciation Right Award with a grant date fair value of $152,564 and a sign-on bonus of $75,000 that increased his actual total direct competitiveness from the 29th percentile to the 44th percentile on an actual total direct compensation basis.

Mr. Bregard's total compensation was benchmarked against the comparative data included in Hay Group's broad based industry study. For fiscal 2013, Mr. Bregard's targeted total direct compensation was at or near the 32nd percentile of the benchmark given that he was not included in long-term incentive awards in fiscal 2013 given his anticipated retirement. Mr. Bregard's actual total direct compensation for fiscal 2013 was at or near the 17th percentile of the benchmark, including his base salary and prorated annual incentive paid for the time while he was an employee. Mr. Bregard received a retention payout of $265,364 early in fiscal 2013 that combined with other elements brings his actual total direct compensation to 54th percentile of the benchmark. Mr. Bregard received an additional retention payout during fiscal 2013 in the amount of $200,000, bringing his actual total direct compensation to the 81st percentile of the benchmark. Mr. Bregard also received $85,598 for contractual work following his retirement from the Company, which brings his actual total direct compensation to 93rd percentile of the benchmark. Finally, Mr. Bregard received a $12,956 retirement payment following his retirement from the company, bringing his actual total direct compensation to the 94th percentile of the benchmark. On June 26, 2013, the Board of Directors approved accelerated vesting of Mr. Bregard's outstanding unvested restricted stock awards in recognition of his service to the Company. The value of these accelerations does not have an attributable value given the assumptions in the original grants and therefore does not increase the competitiveness of Mr. Bregard's actual total direct compensation to the benchmark.

Hay Group reviewed year-over-year changes to the proxy peer group data and pay program detail, as well as Hay Group's knowledge of ongoing market trends, to further understand market movement for base, bonus and long-term incentives for comparable positions and to understand our compensation relative to market for GenCorp's Named Executive Officers. This review was conducted both prior to and following the acquisition of the Rocketdyne Business in June 2013. While base salary and target annual and long-term incentives remained relatively stable year-over-year for the pre-acquisition peer group and Hay Group survey data, Hay Group's analysis showed an increase in all elements of compensation when shifting to the post-acquisition peer group and Hay Group survey data for the executive positions that have greater responsibility and accountability in the post-acquisition organization. Most of the shift was in the form of increased use of long-term incentive vehicles, both in terms of value and contribution to mix of pay. Hay

Group will continue to monitor in the coming year to determine if this is a continuing trend as they begin to advise the Company on setting compensation levels and mix for the upcoming year.

Compensation Elements

The compensation program for executive officers has historically consisted of the following principal elements:

- Base salary;
- Short-term annual cash incentive awards;
- Long-term compensation equity incentive awards, including restricted stock, performance based restricted stock, stock options and cash-settled SARs; and
- In-service and post-retirement/employment benefits — pension and 401(k) savings plans; however, defined benefit pension benefits were frozen effective fiscal 2009.

The Committee believes that these elements of compensation create a flexible package that reflects the long-term nature of the Company's businesses and rewards both short- and long-term performance of the Company and individual in accordance with the objectives of the compensation program. A description of these four components and related programs follows.

Base Salaries

Base salaries are used to provide a fixed amount of compensation for the executive's regular work. Base salary increases for the President and CEO must be approved by the Organization & Compensation Committee. Base salary increases for other executives of the Company must be approved by the President and CEO. Typically, the effective date of merit increases in base salaries is in April of each year. Base salary increases can also occur upon an executive's promotion. In determining the amount of any increases in salaries, the Organization & Compensation Committee and/or President and CEO (i) evaluates the executive's performance in the most recent fiscal year as well as the strategic importance of the executive to the Company, (ii) compares current cash compensation with compensation for relevant executive positions set forth in peer group and survey benchmarking prepared by Hay Group as well as industry specific compensation surveys, and (iii) takes into account the timing and amount of the last salary increase for each of the executives.

In fiscal 2013, the Organization & Compensation Committee and/or President and CEO approved an increase in base salary for certain of the Company's Named Executive Officers based on several factors, including the individual's performance, sustained levels of contribution to the Company, the amount of wage increases received over the last three years, a review of executive and senior management total compensation study conducted by Hay Group in 2013 on the Company's behalf, and with respect to Mr. Seymour, Ms. Redd, and Mr. Boley, the total compensation of similarly situated executive officers included in the comparator group developed by Hay Group. Based on the foregoing and as reflected in the Summary Compensation Table, Mr. Seymour's base salary increased 6.67%, Ms. Redd's base salary increased 4.25%, Mr. Boley's base salary increased 3.25%, Mr. Bregard's base salary increased 4.0%, and Mr. Cambria's base salary increased 3.25%. Mr. Schumacher did not receive a pay increase in 2013 as he joined the company in April 2013.

Annual Cash Incentive Program

The primary objective of our annual cash incentive program is to drive current fiscal year performance and achievement of designated business strategic and financial goals, and to the extent these goals are achieved, to provide competitive compensation to our senior management team. To those ends, the Organization & Compensation Committee sets performance targets such that total cash compensation (base salary plus annual cash incentive) will be within a competitive range of total cash compensation if performance targets are met. In addition, our senior management team has individual performance targets. The annual cash incentive program follows our "pay for performance" philosophy. If individual or business targets are met, cash incentives are paid; if minimum targets are not met, we will pay less or nothing at all. If targets are exceeded, the Organization & Compensation Committee has discretion to adjust payments to the executives. The Organization & Compensation Committee has discretion to increase, reduce or eliminate payments within the parameters of the cash incentive program.

The Organization & Compensation Committee set performance targets for the annual cash incentive program for our Named Executive Officers for fiscal 2013. These targets consist of contract profit, cash flow, contract awards, and certain other individual goals.

The Organization & Compensation Committee approves the annual cash incentive program for the executive officers of the Company. The target annual incentive pay is established through an analysis of compensation for other relevant executive positions as noted in SEC filings for our peer group and broad-based studies, and is intended to provide a competitive level of compensation when the executives achieve their performance objectives. With the input of our President and CEO, President, Aerojet Rocketdyne, Vice President, CFO and Assistant Secretary, and Vice President Human Resources, the Organization & Compensation Committee determines the following:

- sets the overall Company and performance objectives and payout ranges for the fiscal year;
- sets performance measures for the fiscal year;
- establishes a target, threshold, and maximum incentive opportunity for each executive officer; and
- measures performance and determines awards for the prior fiscal year.

Annual cash incentives are paid at the beginning of each fiscal year for the prior fiscal year's performance. Incentives paid are based upon the Organization & Compensation Committee's (with input from the President and CEO, President, Aerojet Rocketdyne, Vice President, CFO and Assistant Secretary and Vice President Human Resources) assessment of actual performance (individually and Company-wide) against pre-established Company and business segment performance objectives, as appropriate, to determine the amount payable with respect to the applicable target incentive opportunity.

The Organization & Compensation Committee tailors both performance measures and targets in order to most accurately approximate success criteria for both of our business segments and the Company's performance overall. The payout levels are subject to change every year. For fiscal 2013, our current Named Executive Officers are subject to a payout level based on their position in the Company and will receive the following percentages of their base salary based on actual achievement of the performance measures set forth below:

- Scott J. Seymour, President and CEO — 125%
- Kathleen E. Redd, Vice President, CFO and Assistant Secretary — 50%
- Warren M. Boley, Jr., President, Aerojet Rocketdyne — 60%
- John D. Schumacher, VP, Business Relations — 45%
- Christopher C. Cambria, Vice President, General Counsel and Secretary — 50%
- Richard W. Bregard, Former Deputy to the President, Aerojet Rocketdyne — 50%

The criteria used in fiscal 2013 applicable to our Corporate Named Executive Officers including Messrs. Seymour, Cambria, Schumacher and Ms. Redd were the following:

Executive Targets (Dollars in millions)	1st half	2nd half	Threshold Opportunity	Target Opportunity	Maximum Opportunity	Actual Performance 1st half	Actual Performance 2nd half	Actual Achievement 1st half	Actual Achievement 2nd half	Actual Achievement Blended
Contract Profit[1]			16.67%	25.00%	50.00%	$ 53.9	$ 88.2	43.45%	20.85%	32.15%
• Threshold	$ 42.6	$ 81.8								
• Target	$ 47.0	$ 94.6								
• Maximum	$ 56.4	$106.2								
Total Cash Flow[2]			16.67%	25.00%	50.00%	$ 20.4	$ 57.1	50.00%	38.62%	44.31%
• Threshold	$ 5.3	$ 35.8								
• Target	$ 7.2	$ 48.2								
• Maximum	$ 9.6	$ 64.5								
Contract Awards[3]			16.66%	25.00%	50.00%	$527.2	$949.2	23.84%	45.78%	34.81%
• Threshold	$505.5	$810.9								
• Target	$530.7	$851.2								
• Maximum	$604.3	$969.1								
Personal Factors[4]			25.00%	25.00%	25.00%					22% - 24%
• Threshold — 0 x multiplier										
• Target — 1 x multiplier										
Other[5]			-10.00%	0.00%	10.00%			0%	0%	0%
• +/ − 10%										
Totals			65.00%	100.00%	185.00%[6]			117.29%	105.25%	133.27% - 135.27%

(1) We defined Contract Profit to be net sales recognized for our Aerospace and Defense segment less cost of sales of our Aerospace and Defense segment, exclusive of certain corporate costs, certain retirement benefit costs and other non-contract related costs.

(2) We defined Total Cash Flow to be the GenCorp cash provided by operating activities net of cash used in financing activities, exclusive of debt issuance costs, repayments on debt and proceeds from the issuance of debt.

(3) We defined Contract Awards to be the amount of money to be received for a contract of our Aerospace and Defense segment that has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer.

(4) Personal Factors for Mr. Seymour were his execution of the successful acquisition of the Rocketdyne Business, oversight required to assure the management team remained focused on the core business during the acquisition period, and the stand up of the Oracle Enterprise Resource Planning ("ERP") system. For Ms. Redd, personal factors were her key role in the acquisition of the Rocketdyne Business, leadership in the Oracle implementation project as it relates Finance and Accounting, and increasing market awareness of the Company. Mr. Cambria's personal factors were his role in the acquisition of the Rocketdyne Business, establishing and integrating the Company's Legal organization, resolving various environmental liabilities, and improvements in government oversight and compliance. Personal factors for Mr. Schumacher were his leadership in coordinating government affairs initiatives, management of the Aerojet Rocketdyne Washington operations, and his contributions to international business development. For fiscal 2013, the actual personal factor, as determined by the President and CEO, for Ms. Redd was 23%, for Mr. Cambria was 22%, and for Mr. Schumacher was 22%. Also for fiscal 2013, the actual personal factor for Mr. Seymour as determined by the Organization & Compensation Committee was 24%.

(5) Components of this category include customer satisfaction, corporate responsibility, employee engagement, and sustainability.

(6) Under the terms of the Company's annual incentive plan, each Named Executive Officer has the opportunity to earn up to 185% of his or her base salary multiplied by a payout level of 125% for the President and CEO, 50% for Ms. Redd and Mr. Cambria, and 45% for Mr. Schumacher if the performance goals are achieved at the maximum level.

The criteria used in fiscal 2013 applicable to our Aerojet Rocketdyne Named Executive Officers including Messrs. Boley and Bregard were the following:

Executive Targets			Threshold Opportunity	Target Opportunity	Maximum Opportunity	Actual Performance		Actual Achievement		
(Dollars in millions)	1st half	2nd half				1st half	2nd half	1st half	2nd half	Blended
Contract Profit(1)			16.67%	25.00%	50.00%	$ 53.9	$ 88.2	43.44%	20.86%	32.15%
• Threshold	$ 42.6	$ 81.8								
• Target	$ 47.0	$ 94.6								
• Maximum	$ 56.4	$106.2								
Total Cash Flow(2)			16.67%	25.00%	50.00%	$ 50.7	$116.0	44.11%	50.00%	47.05%
• Threshold	$ 42.5	$ 94.5								
• Target	$ 46.6	$103.6								
• Maximum	$ 52.0	$115.5								
Contract Awards(3)			16.66%	25.00%	50.00%	$527.2	$949.2	23.84%	45.78%	34.81%
• Threshold	$505.5	$810.9								
• Target	$530.7	$851.2								
• Maximum	$604.3	$969.1								
Personal Factors(4)			25.00%	25.00%	25.00%					23%
• Threshold — 0 x multiplier										
• Target — 1 x multiplier										
Other(5)			-10.00%	0.00%	10.00%					0% - 2.5%
• +/ – 10%										
Totals			65.00%	100.00%	185.00%(6)			111.39%	116.64%	137.01% - 139.51%

(1) We defined Contract Profit to be net sales recognized for our Aerospace and Defense segment less cost of sales of our Aerospace and Defense segment, exclusive of certain corporate costs, certain retirement benefit costs and other non-contract related costs.

(2) We defined Total Cash Flow to be the Aerospace and Defense segment cash provided by operating activities and cash used in financing activities, exclusive of debt issuance costs, repayments on debt and proceeds from the issuance of debt.

(3) We defined Contract Awards to be the amount of money to be received for a contract of our Aerospace and Defense segment that has been directly appropriated by the U.S. Congress or for which a purchase order has been received from a commercial customer.

(4) Personal Factors for Mr. Boley were his role in carrying out the initiatives tied to the Aerojet Rocketdyne operating units business strategy, the stand up of the Oracle ERP system, and the integration of the Rocketdyne Business. Personal factors for Mr. Bregard were his leadership of the Project Management Office for the acquisition of the Rocketdyne Business which includes integrating operations of the Rocketdyne with Aerojet General, and his role as the Steering Committee Chair for the Oracle implementation project. For fiscal 2013, the actual personal factor, as determined by the President and CEO, for Messrs. Boley and Bregard was 23%.

(5) Components of this category include customer satisfaction, corporate responsibility, employee engagement, and sustainability.

(6) Under the terms of the Company's annual incentive plan, each Named Executive Officer has the opportunity to earn up to 185% of his or her base salary multiplied by a payout level of 60% for Mr. Boley, and 50% for Mr. Bregard if the performance goals are achieved at the maximum level.

The calculations for the final payment of the annual cash incentive award for each Named Executive Officer for fiscal 2013 were as follows, which are also reported in the "Non-Equity Incentive Plan

Compensation" column of the Summary Compensation Table, which follows this Compensation Discussion and Analysis:

Name	Payout Level	Base Salary	Blended Actual Performance Achievement Percentage	Cash Incentive Awards		
				Award at 100% Target Performance	Award at 185% Maximum Performance	Actual Awards at Achievement Percentage
Executive Officers as of November 30, 2013						
Scott J. Seymour	125%	$640,020	135.27%	$800,025	$1,480,046	$1,082,194
Kathleen E. Redd	50%	386,175	134.27%	$193,088	$357,212	$259,259
Warren M. Boley, Jr.	60%	361,375	139.51%	$216,825	$401,126	$302,493
Christopher C. Cambria	50%	326,477	133.27%	$163,239	$301,991	$217,548
John D. Schumacher	45%	300,000	133.27%	$135,000	$249,750	$104,950(1)
Former Executive Officers as of November 30, 2013						
Richard W. Bregard	50%	275,979	137.01%	$137,990	$255,281	$110,284(1)

(1) Mr. Schumacher's cash incentive award was prorated for seven months as his employment with the Company began on April 29, 2013. Mr. Bregard's cash incentive award was also prorated for seven months as his retirement date with the Company was June 30, 2013. The target and maximum are presented in full and the actual award is presented prorated for Messrs. Schumacher and Bregard.

Determining the Individual Compensation of Named Executive Officers

The Company's performance and the Named Executive Officer's individual performance, measured against the performance goals described above, are used to determine each Named Executive Officer's target cash incentive award as well as each Named Executive Officer's individual performance and contribution as related to the achievement of such performance goals. For each Named Executive Officer, other than the President and CEO, the Organization & Compensation Committee considered individual performance, as assessed by the President and CEO. The performance of the President and CEO was assessed directly by the Board.

The assessments described below pertain to fiscal 2013 performance and were used to help the Organization & Compensation Committee determine the size of each Named Executive Officer's 2013 annual incentive payment.

For Mr. Seymour, our President and CEO, the Organization & Compensation Committee considered his overall leadership role in the successful acquisition of the Rocketdyne Business which required the achievement of numerous elements including obtaining financing, government regulatory approvals, and post transaction close submittal of a restructuring proposal to the government documenting the statement of work and costs required to combine the companies. Consideration was also given for the oversight required to assure the management team remained focused on the core business during the acquisition period including performance on customer production programs, continued research and technology development for continued organic growth, compliance with government regulatory requirements and the stand up of the common Oracle ERP system.

For Ms. Redd, our Vice President, CFO and Assistant Secretary, the President and CEO considered her key role in accomplishing the Rocketdyne Business acquisition, her leadership of the financial aspects of the Company's ERP system, and her contributions to increasing market awareness of the Company.

For Mr. Boley, our President, Aerojet Rocketdyne, the President and CEO considered his role in carrying out the initiatives tied to the Aerojet Rocketdyne operating units business strategy, the stand up of the new ERP system, and the integration of the Rocketdyne Business.

For Mr. Cambria, our Vice President, General Counsel and Secretary, the President and CEO considered his leadership in closing the Pratt & Whitney Rocketdyne acquisition, establishing and integrating the GenCorp Legal organization, resolving various environmental liabilities, and making improvements in government oversight and compliance.

For Mr. Schumacher, our Vice President, Business Relations, the President and CEO considered his leadership in guiding and coordinating government affairs initiatives as well as his management of the Aerojet Rocketdyne Washington Operations to ensure integrated strategies and plans and compliance across all businesses. He also considered Mr. Schumacher's contributions to international business development initiatives.

For Mr. Bregard, our Deputy to the President, Aerojet Rocketdyne, for the seven months of the fiscal year prior to his retirement, the President and CEO considered his efforts in leading the Project Management Office for the acquisition and integration of the Rocketdyne Business as well as his role as the Steering Committee Chair for the ERP implementation.

On February 5, 2014, the Organization & Compensation Committee met and approved fiscal 2013 annual cash incentive awards, which are reported above and in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table, which follows this Compensation Discussion and Analysis.

Annual Incentive Plan Changes for Fiscal 2014

Key refinements to the Annual Incentive Plan structure pertaining to the Named Executive Officers which took effect in fiscal 2014 include the following:

- Elimination of the non-financial "other" metric;
- Three financial measures (contract profit, total cash flow, and contract awards) had the threshold payout lowered from 16.67% to 12.5%; and
- The personal factors now have a payout of 12.5% at threshold (decrease from 16.67%), 25% at target (consistent with current year) and 37.5% at maximum (increase from 25%).

The Organization & Compensation Committee made these changes to provide greater differentiation between payouts at threshold, target and maximum performance and continue to develop a pay for performance culture.

Payout levels for our current Named Executive Officers for fiscal 2014 as a percentage of base salary are as follows:

- Scott J. Seymour, President and CEO — 125%
- Kathleen E. Redd, Vice President, CFO and Assistant Secretary —60%
- Warren M. Boley, Jr., President, Aerojet Rocketdyne —70%
- John D. Schumacher, VP, Business Relations — 55%
- Christopher C. Cambria, Vice President, General Counsel and Secretary —50%

Long-Term Incentives (Equity-Based Compensation)

The Company, upon the recommendation and approval of the Organization & Compensation Committee, established the performance objectives and other terms of the Company's 2013 Long-Term Incentive Program (the "2013 LTIP") for executive officers and other eligible employees of the Company. The 2013 LTIP has a 24 month performance period for performance-based grants and a three-year vesting period for service-based grants. The performance-based restricted stock were granted with a shorter vesting period than historical practice given that the awards were granted in November of 2013 instead of March of 2013 to continue to have performance-based restricted stock vest at the end of each fiscal year as performance warrants. The Company uses long-term incentive compensation for executives to reinforce four strategic objectives:

- to focus on the importance of returns to shareholders;
- to promote the achievement of long-term performance goals;
- to encourage executive retention; and
- to promote higher levels of Company stock ownership by executives for increased alignment with shareholder interests.

Historically, the Company has strived to set a sizeable portion of the Named Executive Officer's compensation in an equity-based form. This type of compensation, coupled with the Company's share ownership guidelines, will result in the executives becoming shareholders with considerable personal financial interest in the fiscal health and performance of the Company.

The amount of equity-based awards granted to executives has been determined by subtracting the executive's annual cash compensation opportunity from the total targeted annual compensation that is competitive with the market based on SEC filings for our peer group and broad based industry studies. The ultimate value of these equity-based awards has been driven in part by the executive's performance in the past fiscal year and in part by their ability to increase the value of the Company going forward.

Our equity-based compensation in fiscal 2013 for the Named Executive Officers included awards of restricted stock and performance-based restricted stock and is more fully described as follows:

- Restricted stock (time-based) — A grant of time-based restricted stock is an award of shares of Common Stock that vests over a period of time after the grant date (depending upon the vesting conditions set by the Organization & Compensation Committee), provided that the participant remains employed with the Company for the specified amount of time. Time-based restricted stock awards are designed to attract and retain executives by providing them with some of the benefits associated with stock ownership during the restriction period, while incentivizing them to remain with the Company. During the restricted period, the executives may not sell, transfer, pledge, assign or otherwise convey their restricted stock. However, executives may vote their shares and are entitled to receive dividend payments, if any are made. Executives who voluntarily resign or are terminated for cause prior to the end of the restriction period forfeit their restricted stock unless otherwise determined by the Organization & Compensation Committee.
- Restricted stock (performance-based) — A grant of performance-based restricted stock is an award of shares of Common Stock that vests over a period of time after the grant date (depending upon the vesting conditions set by the Organization & Compensation Committee) provided that the relevant performance goals are met. Performance-based restricted stock awards are designed to drive financial performance as the awards vest from 0% to 125% of target based on performance, attract and retain executives by providing them with some of the benefits associated with stock ownership during the restriction period, while incentivizing them to remain with the Company. During the restricted performance period, the executives may not sell, transfer, pledge, assign or otherwise convey their

restricted stock. However, executives may vote their shares and are entitled to receive dividend payments, if any are made. Executives who voluntarily resign or are terminated for cause prior to the end of the restriction period forfeit their restricted stock unless otherwise determined by the Organization & Compensation Committee.

The 2013 LTIP consists of two performance-based grants and a service-based grant. The grants for the 2013 LTIP were made on November 22, 2013, with the exception of the supplemental shares granted to Ms. Redd which were granted on May 9, 2013. The performance-based grants vest on or about January 31, 2016, based on meeting performance targets at November 30, 2015 and subject to the approval by the Organization & Compensation Committee. The service-based grants vest on November 22, 2016. The supplemental shares granted to Ms. Redd vest on May 9, 2016.

The performance target for the first performance-based grant is Economic Value Added ("EVA") and consists of a grant of performance-based restricted stock. The vesting of the performance-based restricted stock depends on the level of EVA target achieved, within a minimum threshold level, and ranges from 50% to 125% of the target award. No performance-based restricted stock will vest if the threshold EVA target is not achieved. Participants in the EVA restricted stock grant were Mr. Seymour with 63,875 shares, Ms. Redd with 24,191 shares, Mr. Cambria with 11,785 shares and Mr. Schumacher with 12,741 shares. The number of shares of performance-based restricted stock granted represents the maximum number of shares that may vest. The target number of performance-based shares that may vest for Mr. Seymour was 51,100. Ms. Redd's target number of performance-based shares was 19,353, Mr. Cambria's was 9,428, and Mr. Schumacher's was 10,193 as shown in the Grants of Plan Based Awards Table.

The performance targets for the second performance-based grant are (i) revenue, (ii) earnings before interest, taxes, depreciation and amortization, and retirement benefit expense ("EBITDAP"), and (iii) capital turnover ("GenCorp financial targets"). The participant in this group of restricted stock is Mr. Boley with 24,939 shares which represent the maximum number of shares that may vest. Performance shares that would vest at target for Mr. Boley would be 19,951.

The service-based grant consists of time-based restricted stock. The participants of the service-based restricted stock were Mr. Seymour with 17,033 shares, Ms. Redd with 6,451 shares, Mr. Boley with 6,650 shares, Mr. Cambria with 3,143 shares, and Mr. Schumacher with 3,398 shares.

In determining the grants of the 2013 LTIP, a 75% weighting was given on performance shares and a 25% weighting was put on service-based shares for the Named Executive Officers excluding our former Named Executive Officer who did not receive a 2013 LTIP Grant. This mix was given to promote the achievement of long-term performance goals to add value to the Company, and to focus on returns to shareholders, and encourage retention.

Pension Plans, 401(k) Savings Plan and Benefit Restoration Plans

Pension Plans

The Company's defined benefit pension and benefits restoration plans ("BRP") are frozen and no longer accruing benefits. Effective February 1, 2009 and July 31, 2009, future benefit accruals for all non-collective bargaining unit employees, including the Named Executive Officers, and collective bargaining unit employees respectively, were discontinued. No employees lost their previously earned pension benefits. The Named Executive Officers participate in the same frozen tax-qualified pension plans as other employees with the exception of Messrs. Seymour, Boley, and Cambria who do not participate in a pension plan because their employment commenced after benefit accruals were discontinued. These plans include the Qualified Pension Plan, a tax-qualified defined benefit plan, and the 2009 Pension BRP Plan, a non-qualified defined benefit plan.

The frozen Qualified Pension Plan is a tax-qualified defined benefit plan covering substantially all collectively bargaining unit and non-collectively bargaining unit employees hired before the freeze date. In general, normal retirement age is 65, with certain plan provisions allowing for earlier retirement. Before the freeze date, pension benefits were calculated under formulas based on compensation and length of service for salaried employees and under negotiated non-wage based formulas for bargaining unit and hourly employees. Participants will receive the highest benefit calculated under any of the formulas for which they were eligible to participate through the freeze date.

Total pension benefits for the Named Executive Officers and certain other highly compensated employees were determined under a combination of the frozen 2009 Pension BRP Plan, which is a non-qualified plan, and the frozen Qualified Pension Plan. As set forth above, the frozen Qualified Pension Plan is a qualified pension plan that provides pension benefits for employees, the amount of which is limited under Section 401(a)(17) or 415 of the Internal Revenue Code of 1986, as amended (the "Code") (or any successor provisions). The frozen 2009 Pension BRP Plan restored the pension plan benefits which executives and their beneficiaries would otherwise lose as a result of the limitations under Section 401(a)(17) or 415 of the Code (or any successor provisions). Eligibility to participate in the frozen 2009 Pension BRP Plan was designated by the Organization & Compensation Committee. Further details regarding benefits under these plans, including the estimated value of retirement benefits for each Named Executive Officer, are found in the section entitled *2013 Pension Benefits* on page 53.

401(k) Savings Plan

The Named Executive Officers are also eligible to participate in the GenCorp Retirement Savings Plan, a 401(k) tax-qualified defined contribution savings plan which is available to all Company employees. The Company matches 100% of the first 3% of employee contributions, and 50% of the next 3% of employee contributions for all participating employees.

2009 401(k) Benefits Restoration Plan

The Named Executive Officers participate in the related non-qualified, unfunded 2009 Benefits Restoration Plan for the GenCorp Inc. 401(k) Plan (the "2009 401(k) BRP Plan") which enables participants to defer their compensation on a pre-tax basis. The Company matches employee contributions if the participant has reached the 402(g) limit in the 401(k) Savings Plan. Details about the 2009 401(k) BRP Plan are presented in the section entitled *2013 Non-qualified Deferred Compensation* on page 54.

Executive Stock Ownership Guidelines

In order to strengthen the alignment between the financial interests of shareholders and the financial interests of executives of the Company, the Organization & Compensation Committee approved revised share ownership guidelines that apply to the Company's executive officers. Under these guidelines, each executive officer is expected to have equity in the Company equal in aggregate market value to a designated multiple of such officer's annual salary (CEO — five times base salary, President — three times base salary and Vice Presidents — one time base salary). Effective January 21, 2014, in an effort to increase alignment between the financial interests of shareholders and the financial interests of executives of the Company, the Organization & Compensation Committee increased the share ownership guidelines to the following levels applicable to the Company's executive officers: CEO – six times base salary, President, Aerojet Rocketdyne – four times base salary, Chief Financial Officer – three times base salary, General Counsel – three times base salary, and Senior Vice Presidents – two times base salary. Other Vice Presidents that do not concurrently hold any of the titles in the preceding sentence will continue to be required to hold one time base salary.

In calculating the amount of equity owned by an executive, the Organization & Compensation Committee looks at the value of Company stock owned by the executive which includes vested or unvested restricted stock as well as unvested performance-based restricted shares at the percentage expected to vest, and the value of any vested "in the money" stock options or SARs (i.e. market value of stock in excess of the strike price for the stock option or SAR.) Newly appointed executives are expected to be in compliance with the ownership guidelines within five years of their appointments and are required to retain 50% of the net shares obtained through vesting of shares or obtained through an exercise of stock options until the executive is in compliance with, and will remain in compliance after any sale with the established guidelines.

As of November 30, 2013, most of the Named Executive Officers held equity in the Company equal in market value to the guideline in place at that time; however, those that do not yet meet the requirement are in the transition period set forth in these guidelines and are anticipated to meet these guidelines by the end of the transition period. The Organization & Compensation Committee routinely reviews these guidelines, and considers adjustments when appropriate. The following table shows the current status of equity ownership for each current Named Executive Officer as of November 30, 2013.

Name	**Value of Equity Ownership***	**Date of Election**	**Years as an Officer**
Scott J. Seymour	$11,751,733	01/06/2010	4.0
Kathleen E. Redd	4,851,026	07/01/2006	7.5
Warren M. Boley, Jr.	1,755,010	08/20/2012	1.3
Christopher C. Cambria	1,015,706	09/12/2011	2.3
John D. Schumacher	294,650	04/29/2013	0.6

* Value is based on the stock price on November 29, 2013 of $18.34.

Severance Agreement, Employment Agreement and Plan Provisions

Scott J. Seymour Employment Agreement

On January 6, 2010, the Company entered into an employment agreement with Mr. Seymour to serve as the Company's President and CEO. Pursuant to his employment agreement, Mr. Seymour is entitled to an annual base salary (initially in the amount of $550,000 and increased to $640,020 on March 30, 2013), and is eligible for an annual incentive pay based on a target opportunity up to 125% of his annual base salary.

On January 6, 2010, Mr. Seymour received 120,000 shares of the Company's restricted common stock and an option to purchase 100,000 shares of the Company's common stock (the "Option") under the GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan ("2009 Incentive Plan"). The Option has a per share exercise price equal to the last sales price reported for the Company's common stock on the NYSE on the date of grant. Mr. Seymour is also eligible to participate in future grants pursuant to the 2009 Incentive Plan and other Company performance incentive plans extended to the senior executives of the Company generally, at levels commensurate with his position.

Mr. Seymour's employment agreement has a five-year term, unless earlier terminated in accordance with its terms. In the event that the Company terminates Mr. Seymour's employment for Cause or Mr. Seymour resigns other than for Good Reason (as such terms are defined in his employment agreement), the Company's obligations will generally be limited to paying Mr. Seymour his annual base salary through the termination date. If Mr. Seymour's employment is terminated at his or the Company's election at any time due to his death or disability, or for reasons other than Cause or Voluntary Resignation (as defined in his employment agreement), Mr. Seymour will be entitled to receive the benefits described above and severance payments and benefits equal to the following, subject to certain limitations: (i) one year of his annual base salary paid in installments; (ii) an incentive payment based upon the amount of the previous year's incentive, prorated based on the number of months of the year that Mr. Seymour worked for the Company prior to the termination paid in a lump sum; (iii) immediate vesting of any shares of the Company's restricted common stock or options that are scheduled to vest within one year of the date of termination of employment and (iv) incentives earned but unpaid with respect to the fiscal year ending on or preceding the date of termination pursuant to the annual cash incentive program.

Also under this employment agreement, for a termination in connection with a change in control in which Mr. Seymour's employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control, Mr. Seymour will be entitled to receive a severance payment and benefits as follows: (i) a lump sum payment equal to two times the sum of his base salary plus the target incentive amount for the year in which the termination takes place; (ii) immediate full vesting of outstanding restricted shares and options; (iii) and payment of any accrued incentive through the date of termination.

Richard W. Bregard Retention Agreement

On February 6, 2012, the Company's subsidiary, Aerojet Rocketdyne, entered into a Retention Agreement with Mr. Bregard (the "Retention Agreement") to ensure that Mr. Bregard remained with Aerojet Rocketdyne through at least November 30, 2012 and to encourage a successful transition to Mr. Bregard's retirement. The Retention Agreement provided that Mr. Bregard receive a payment equal to his annual base salary then in effect if he stayed with Aerojet Rocketdyne through at least November 30, 2012, or his termination qualified as an Eligible Early Termination (as defined below).

In the event of an Eligible Early Termination, Mr. Bregard would have been entitled to receive a lump sum payment equal to the base salary that he would have received from but excluding the termination date through and including November 30, 2012 and reimbursement of health insurance premiums payable under the Consolidated Omnibus Reconciliation Act of 1986. Mr. Bregard was entitled to participate in the fiscal 2012 short term cash incentive program in the event that he remained with Aerojet Rocketdyne through November 30, 2012 or his termination qualified as an Eligible Early Termination, but was not entitled to participate in the long-term incentive or equity-based compensation programs in fiscal 2012 or thereafter. An "Eligible Early Termination" means a termination of Mr. Bregard before November 30, 2012 either (i) at the request or upon the initiation of Aerojet Rocketdyne other than for Cause as defined in the Retention Agreement, (ii) due to the death or disability as defined in the Retention Agreement of Mr. Bregard, or (iii) at the request or initiation of Mr. Bregard in the event that (A) he was no longer a direct report to Scott J. Seymour, or (B) an individual other than Mr. Seymour or Mr. Bregard was elected or appointed to act as President of Aerojet Rocketdyne and, in either case, Mr. Bregard suffered a significant change or diminution in his duties and responsibilities.

The terms of this agreement were met and Mr. Bregard was paid $265,364 on December 13, 2012. On February 12, 2013, the Retention Agreement was amended to provide that Mr. Bregard will receive a payment of $200,000 if he remains with Aerojet Rocketdyne through at least May 31, 2013. The terms of this agreement were also met and the $200,000 was paid to Mr. Bregard on June 27, 2013.

From July 9, 2013, through November 30, 2013, Mr. Bregard was contracted as a temporary part-time employee to provide additional transition of his duties and to support the acquisition team through the first stages of integration. Mr. Bregard earned $85,598 in this capacity.

On April 1, 2013, Mr. Bregard began his Required Minimum Distribution (RMD) for his GenCorp pension, and subsequent to his retirement, he began receiving his pension on July 1, 2013. In 2013, his pension compensation totaled $12,956.

On June 26, 2013, the Board of Directors approved accelerated vesting of Mr. Bregard's outstanding unvested restricted stock awards in recognition of his service to the Company. The accelerated vesting included 9,455 shares of service-based restricted stock scheduled to vest on November 30, 2013, 12,174 shares of service-based restricted stock scheduled to vest on March 30, 2014, and 12,174 shares of performance-based restricted stock scheduled to vest upon meeting Non-EVA metrics for fiscal 2013. The performance-based vesting assumed target vesting for Non-EVA metrics.

Other

The GenCorp Foundation matches all employee and Director gifts to accredited, non-profit colleges, universities, secondary and elementary public or private schools located in the United States. Gifts made are matched dollar for dollar up to $3,000 per calendar year per donor.

As part of an employment offer, the Company paid a hiring bonus of $25,000 to Mr. Cambria on his employment commencement date of September 12, 2011. The bonus was conditioned upon Mr. Cambria's acceptance of the employment offer and employment with the Company for a period of one year. In the event Mr. Cambria voluntarily terminated his employment with the Company or was terminated for cause within the one-year period, Mr. Cambria agreed to reimburse the Company within 30 days of termination.

As part of an employment offer, the Company paid a hiring bonus of $75,000 to Mr. Schumacher upon the commencement of his employment on April 29, 2013. The bonus was conditioned upon Mr. Schumacher's acceptance of the employment offer and employment with the Company for a period of one year. In the event Mr. Schumacher voluntarily terminates his employment with the Company or is terminated for cause within the one-year period, Mr. Schumacher agreed to reimburse the Company within 30 days of termination.

Impact of FASB ASC Topic 718

The accounting standards applicable to the various forms of long-term incentive plans under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (formerly FASB Statement 123R) is one factor that the Company and the Organization & Compensation Committee consider in the design of its long-term equity incentive programs. Other factors include the link to the performance that each vehicle provides, the degree of upside leverage and downside risk inherent in each vehicle, the impact on dilution and overhang that the vehicles have, and the role that each vehicle has in the attraction, retention, and motivation of our executive and key employee talent. The Company monitors its FASB ASC Topic 718 expense to ensure that it is reasonable, but expense will not be the most important factor in making decisions about our long-term incentive plans.

Tax Deductibility under Section 162(m)

Section 162(m) of the Code limits the amount of compensation paid to our Chief Executive Officer and our other three most highly compensated executive officers, other than our CFO, that may be deducted by us for federal income tax purposes in any fiscal year to $1,000,000. "Performance-based" compensation that has been approved by our stockholders and otherwise satisfies the performance-based requirements under Section 162(m) of the Code is not subject to the Code's $1,000,000 deduction limit. While the Organization & Compensation Committee believes that it is important for compensation paid to our NEOs to be tax deductible under the Code, the Organization & Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet the standards of Section 162(m) when necessary to enable the Company to continue to attract, retain, reward and motivate its highly-qualified executives.

Employee Compensation Policies Relating to Risk Management

The Organization & Compensation Committee believes that the Company's compensation policies and practices are structured to discourage inappropriate risk-taking by our executives and that none of the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Company believes that its compensation plans effectively balance risk and reward and are generally uniform in design and operation throughout the Company.

Limited Government Reimbursement of Compensation

As a government contractor, the Company is subject to the Federal Acquisition Regulation, which limits the reimbursement of costs by our government customers for senior executive compensation to a benchmark compensation cap established each year. The cap applies to the five most highly compensated executives per segment of the Company. For 2012, the benchmark cap published in the Federal Register was $952,308. The 2013 amount has not yet been published. Any amounts over the cap are considered unallowable and, therefore, not billed to the government.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation for each of the Named Executive Officers for fiscal years 2013, 2012 and 2011.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	Options/ SARs Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total(5)
Executive Officers as of November 30, 2013								
Scott J. Seymour	2013	$626,936	$ —	$1,203,229(6)	$ —	$1,082,194	$14,475	$2,926,834
President and CEO	2012	587,885	$ —	825,002	—	1,117,500	16,334	2,546,721
	2011	550,000	—	278,642	116,149	935,000	87,046	1,966,837
Kathleen E. Redd	2013	381,028	—	955,699(7)	—	259,259	11,475	1,607,461
Vice President, CFO and Assistant Secretary	2012	366,819	—	298,450	—	262,081	11,250	938,600
	2011	347,003	—	95,328	39,735	241,000	12,100	735,166
Warren M. Boley, Jr.(8)	2013	357,651	—	469,774(9)	—	302,493	21,004	1,150,922
President, Aerojet Rocketdyne	2012	127,885	—	469,960	—	99,750	12,075	709,670
Christopher C. Cambria(10)	2013	323,117	—	222,004(11)	—	217,548	15,180	777,849
Vice President, General Counsel and Secretary	2012	316,558	—	186,002	—	220,550	51,755	774,865
	2011	65,577	25,000(12)	—	69,766	52,000	10,132	222,475
John D. Schumacher(13) **Vice President, Business Relations**	2013	178,846	75,000	240,017(14)	152,564	104,950	6,750	758,127
Former Executive Officers as of November 30, 2013								
Richard W. Bregard	2013	283,805	200,000(15)	—	—	110,284	11,264	605,353
Deputy to the President, Aerojet Rocketdyne	2012	263,177	265,364(15)	—	—	189,072	11,143	728,756
	2011	250,712	35,000	109,749	—	174,000	10,676	580,137

(1) The amount reported in this column for each Named Executive Officer reflects the dollar amount of base salary earned in each listed fiscal year. Mr. Bregard's amount also includes $85,598 for contractual work following his retirement from the Company.

(2) The amount reported in this column for each Named Executive Officer represents the aggregate grant date fair value of awards granted in each of the three years presented. The grant date fair value of stock awards is equal to the closing price of our stock on the date of grant times the number of shares awarded. The grant date fair value of stock options and SARs awards was estimated using the Black-Scholes Model. A discussion of the assumptions used in calculating these values may be found in Note 10(c) in the audited financial statements in the Company's Annual Report on Form 10-K for fiscal 2013. A description of these awards can be found under the section entitled *Long-Term Incentives (Equity-Based Compensation)* on page 40.

(3) The amount reported in this column for each Named Executive Officer reflects annual cash incentive compensation, which is based on performance in each listed fiscal year. This annual incentive compensation is discussed further under the section entitled *Annual Cash Incentive Program* on page 34.

(4) The amounts reported in this column for each Named Executive Officer include the following for fiscal 2013:

Name	Severance	Company Matching Contribution to 401(k) Plan	Company Matching Contribution to Benefits Restoration Plan-Savings Plan	Matching Gift by the GenCorp Foundation	Perquisites And Other Personal Benefits(A)	Total
Executive Officers as of November 30, 2013						
Scott J. Seymour	$ —	$ 11,475	$ —	$3,000	$ —	$14,475
Kathleen E. Redd	—	11,475	—	—	—	11,475
Warren M. Boley, Jr.	—	12,687	—	—	8,317	21,004
Christopher C. Cambria	—	11,475	—	—	3,705	15,180
John D. Schumacher	—	6,750	—	—	—	6,750
Former Executive Officers as of November 30, 2013						
Richard W. Bregard	—	11,264	—	—	—	11,264

(A) This column includes items paid by the Company or reimbursed to the employee for relocation expenses.

(5) The total compensation shown for Ms. Redd and Mr. Bregard in fiscal 2011 does not reflect the Change in Pension Value as previously disclosed because the Company's defined benefit pension and BRP have been frozen and not accruing benefits for three years. Changes in pension value previously reported are as follows:

Name	Year	Change in Pension Value
Kathleen E. Redd	2011	$26,199
Richard W. Bregard	2011	311

Because the plans are frozen, these amounts represent changes in actuarial assumptions, primarily the decrease in the discount rate and a change in mortality assumption used to measure the present value of benefits accrued up until the freeze date, which is the same for all plan participants. There is no further accrual of pension benefits for service. Information regarding these pension plans is set forth in further detail under the section entitled *2013 Pension Benefits* on page 53.

(6) Mr. Seymour's stock awards compensation consists of $300,803 for a service-based restricted stock grant and $902,426 for a performance-based restricted stock grant that vests based on EVA metrics for fiscal 2015. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $1,128,033.

(7) Ms. Redd's stock awards compensation consists of $613,925 for service-based restricted stock grants and $341,774 for a performance-based restricted stock grant that vests based on EVA metrics for fiscal 2015. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $427,213.

(8) Mr. Boley started his employment with the Company on July 23, 2012, and assumed full responsibility as President, Aerojet Rocketdyne on August 20, 2012.

(9) Mr. Boley's stock awards compensation consists of $117,439 for a service-based restricted stock grant and $352,335 for a performance-based restricted stock grant that vests based on non-EVA metrics for fiscal 2015. The grant date fair value of this performance-based restricted stock grant at the maximum vesting of 125% would be $440,423.

(10) Mr. Cambria started his employment with the Company on September 12, 2011.

(11) Mr. Cambria's stock awards compensation consists of $55,505 for a service-based restricted stock grant and $166,499 for a performance-based restricted stock grant that vests based on EVA metrics for fiscal 2015. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $208,123.

(12) Mr. Cambria received a $25,000 sign-on bonus upon commencement of his employment with the Company. A further description of this bonus can be found on page 45 under the section entitled *Other* of the Compensation Discussion and Analysis.

(13) Mr. Schumacher commenced his employment with the Company on April 29, 2013.

(14) Mr. Schumacher's stock awards compensation consists of $60,009 for a service-based restricted stock grant and $180,008 for a performance-based restricted stock grant that vests based on EVA metrics for fiscal 2015. The grant date fair value of the performance-based restricted stock grant at the maximum vesting of 125% would be $225,006.

(15) Effective February 6, 2012, to ensure a successful transition to Mr. Bregard's retirement, the Company entered into a retention agreement with Mr. Bregard pursuant to which he was to receive a payment equal to his annual base salary in effect at November 30, 2012 if he was employed by the Company through that date. On February 12, 2013, this agreement was amended to provide that Mr. Bregard would receive an additional payment of $200,000 if he remains with Aerojet Rocketdyne assisting in completion of closing conditions and integration planning for the acquisition of the Rocketdyne Business through at least May 31, 2013. The terms of the agreement and amendment were met and the retention payments were made December 13, 2012 and June 27, 2013, respectively. For more details on this agreement see page 44.

2013 GRANTS OF PLAN-BASED AWARDS

The following table provides information for each of the Named Executive Officers for fiscal 2013 annual and long-term incentive award opportunities, including the range of possible payments under non-equity incentive plans.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($) (1)			Estimated Future Payouts Under Equity Incentive Plan Awards(#)			Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Options/SARs ($/Sh)	Grant Date Fair Value of Stock and Option/SARs Awards($)
		Threshold (2)	Target	Maximum	Threshold	Target	Maximum				
Executive Officers as of November 30, 2013											
Scott J. Seymour											
Annual Incentive Award		$—	$800,025	$1,480,046							
Restricted Stock	11-22-13							17,033			$ 300,803
Restricted Stock	11-22-13				25,550	51,100	63,875				902,426(3)
Kathleen E. Redd											
Annual Incentive Award		—	193,088	357,212							
Restricted Stock	11-22-13							6,451			113,925
Restricted Stock	11-22-13				9,677	19,353	24,191				341,774(3)
Restricted Stock	05-09-13							36,523			500,000
Warren M. Boley, Jr.											
Annual Incentive Award		—	216,825	401,126							
Restricted Stock	11-22-13							6,650			117,439
Restricted Stock	11-22-13				9,976	19,951	24,939				352,335(3)
Christopher C. Cambria											
Annual Incentive Award		—	163,239	301,991							
Restricted Stock	11-22-13							3,143			55,505
Restricted Stock	11-22-13				4,714	9,428	11,785				166,499(3)
John D. Schumacher											
Annual Incentive Award		—	78,750	145,688							
Restricted Stock	11-22-13							3,398			60,009
Restricted Stock	11-22-13				5,097	10,193	12,741				180,008(3)
SARs	04-29-13								20,000	13.01	152,564(4)
Former Executive Officers as of November 30, 2013											
Richard W. Bregard											
Annual Incentive Award		—	80,494	148,914							

(1) Reflects the possible payout amounts of non-equity incentive plan awards that could have been earned in fiscal 2013. See the *Summary Compensation Table* on page 47 for the amounts actually earned in fiscal 2013 and paid out in the first quarter of fiscal 2014.

(2) If targets are not met, the annual incentive award will not be earned.

(3) Vesting of this performance-based restricted stock grant is based on financial performance for fiscal 2015. The grant date fair value at the maximum of 125% vesting would be $1,128,033 for Mr. Seymour, $427,213 for Ms. Redd, $440,423 for Mr. Boley, $208,123 for Mr. Cambria, and $225,006 for Mr. Schumacher.

(4) The fair value of this SAR grant was estimated using the Black-Scholes Model with the following weighted average assumptions at the grant date: Expected life – seven years; volatility – 58.60%; risk-free interest rate – 1.62%; dividend yield – 00.0%.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR END

The following table provides information for each of the Named Executive Officers regarding outstanding stock options, SARs, and stock awards held by the officers as of November 30, 2013.

	Option/SARs Awards					Stock Awards			
						Service-Based Equity Awards		Equity Incentive Plan Awards	
Name	Number of Securities Underlying Unexercised Options/SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/SARs (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Option/SARs (#)	Option/ SARs Exercise Price ($)	Option/ SARs Expiration Year	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Executive Officers as of November 30, 2013									
Scott J. Seymour									
Restricted Stock						17,033[2]	$312,385		
								63,875[3]	$ 1,171,468
						30,242[4]	554,638		
								113,407[5]	2,079,884
								115,907[6]	2,125,734
Stock Options	—	—	82,026[6]	$ 6.01	2018				
	188,697	—	—	4.91	2017				
	100,000	—	—	7.14	2017				
Kathleen E. Redd									
Restricted Stock						6,451[2]	118,311		
								24,191[3]	443,663
						36,523[7]	669,832		
						10,940[4]	200,640		
								41,026[5]	752,417
								39,653[6]	727,236
SARs	20,000	—	—	4.25	2018				
	1,500	—	—	13.75	2017				
	2,560	—	—	13.19	2016				
	2,500	—	—	18.71	2015				
Stock Options	1,750			6.00	2019				
	—	—	28,061[6]	6.01	2018				
	64,555	—		4.91	2017				
	35,000	—		4.54	2019				
Warren M. Boley, Jr.									
Restricted Stock						6,650[2]	121,961		
								24,939[3]	457,381
						50,000[8]	917,000		
								10,000[5]	183,400
								10,000[6]	183,400
Christopher C. Cambria									
Restricted Stock						3,143[2]	57,643		
								11,785[3]	216,137
						6,818[4]	125,042		
								25,568[5]	468,917
SARs	13,333	6,667[9]		4.00	2018				
John D. Schumacher									
Restricted Stock						3,398[2]	62,319		
								12,741[3]	233,670
SARs		20,000[10]		13.01	2020				
Former Executive Officers as of November 30, 2013									
Richard W. Bregard									
SARs	1,500			13.75	2017				
	4,256			13.19	2016				
Stock Options	10,000			4.54	2019				
	500			6.00	2019				

(1) The market value was calculated by multiplying the number of shares by the closing market price of the Company's Common Stock of $18.34 on November 29, 2013.

(2) The vesting date for these service-based restricted stock awards is November 22, 2016.

(3) The vesting date for these performance-based restricted stock awards is on or about January 31, 2016, subject to approval by the Organization & Compensation Committee. These awards will only vest if performance targets are met through November 30, 2015.

(4) The vesting date for these service-based restricted stock awards is March 28, 2015.

(5) The vesting date for these performance-based restricted stock awards is on or about January 31, 2015, subject to approval by the Organization & Compensation Committee. These awards will only vest if performance targets are met through November 30, 2014.

(6) The vesting date for these performance-based stock option and restricted stock awards was February 5, 2014. Performance targets were met through November 30, 2013 resulting in EVA grants vesting at 125% and GenCorp financial targets grants vesting at 115.18%. As a result, Mr. Seymour had 82,026 stock options and 115,907 stock awards vest, Ms. Redd had 28,061 stock options vest and 39,653 stock awards vest, and Mr. Boley had 9,214 stock awards vest. The vesting of stock options over 100% (16,405 and 5,612 stock options for Mr. Seymour and Ms. Redd, respectively) were granted on February 5, 2014 at an exercise of $16.59 per share, the closing price of the Company's common stock on that day, pursuant to and in accordance with the terms of their 2011 Performance Stock Option Grants dated March 30, 2011. In addition, Mr. Seymour and Ms. Redd received a grant of 10,462 and 3,578 shares, respectively of the Company's common stock to compensate them for the increase in the exercise price per share for the options granted on February 5, 2014 over the exercise price per share under the 2011 Performance Stock Option Grants.

(7) The vesting date for this service-based restricted stock award for Ms. Redd is on May 9, 2016.

(8) The vesting date for this service-based restricted stock award for Mr. Boley is on July 23, 2015.

(9) Mr. Cambria's unvested SARs vest in one-third increments on September 12th of each year becoming fully vested in 2014.

(10) Mr. Schumacher's unvested SARs vest in one-third increments on April 29th of each year becoming fully vested in 2016.

2013 OPTION/SAR EXERCISES AND STOCK VESTED

The following table provides information for each of the Named Executive Officers regarding stock option and SARs exercises and stock award vestings during fiscal 2013.

	Option/SARs Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)(2)**	**Value Realized on Vesting ($)(3)**
Executive Officers as of November 30, 2013				
Scott J. Seymour	—	$ —	40,000	$ 387,200
Kathleen E. Redd	—	—	—	—
Warren M. Boley, Jr.	—	—	—	—
Christopher C. Cambria	—	—	—	—
John D. Schumacher	—	—	—	—
Former Executive Officers as of November 30, 2013				
Richard W. Bregard	—	$ —	40,031(4)	$ 615,529

(1) The value realized on vesting represents the difference between the closing market price of the Company's Common Stock on the exercise date and the exercise price multiplied by the number of shares underlying each option exercised.

(2) The amounts reported in this column reflect restricted stock awards that vested during fiscal 2013.

(3) The value realized on vesting is calculated by multiplying the number of shares vested by the closing market price of the Company's Common Stock on the vesting date.

(4) On June 26, 2013, the Board of Directors approved accelerated vesting of Mr. Bregard's outstanding unvested restricted stock awards in recognition of his service to the Company. The accelerated vesting included: 9,455 shares of restricted stock scheduled to vest on November 30, 2013; 12,174 shares of restricted stock scheduled to vest on March 30, 2014; and 12,174 shares of restricted stock scheduled to vest upon meeting Non-EVA metrics for fiscal 2013. Also included in this number are 6,228 shares of restricted stock that vested on schedule.

2013 PENSION BENEFITS

The Company's defined benefit pension and BRP are frozen and no longer accruing benefits. Effective February 1, 2009 and July 31, 2009, future benefit accruals for all non-collective bargaining unit employees, including the Named Executive Officers and collective bargaining unit employees respectively, were discontinued. No employees lost their previously earned pension benefits.

Qualified Pension Plan

The Qualified Pension Plan is a tax-qualified defined benefit plan covering substantially all collectively bargaining unit and non-collectively bargaining unit employees hired before the freeze date. In general, normal retirement age is 65, with certain plan provisions allowing for earlier retirement. Before the freeze date, pension benefits were calculated under formulas based on compensation and length of service for salaried employees and under negotiated non-wage based formulas for bargaining unit and hourly employees. Participants will receive the highest benefit calculated under any of the formulas for which they were eligible to participate through the freeze date.

2009 Pension BRP Plan

Total pension benefits for the Named Executive Officers and certain other highly compensated employees were determined under a combination of the 2009 Pension BRP Plan, which is a non-qualified plan, and the Qualified Pension Plan. As set forth above, the Qualified Pension Plan is a qualified pension plan that provides pension benefits for employees, the amount of which is limited under Section 401(a)(17) or 415 of the Code (or any successor provisions). The 2009 Pension BRP Plan restored the pension plan benefits which executives and their beneficiaries would otherwise lose as a result of the limitations under Section 401(a)(17) or 415 of the Code (or any successor provisions). Eligibility to participate in the 2009 Pension BRP Plan was designated by the Organization & Compensation Committee.

The following table provides information regarding the actuarial present values of accumulated benefits under the Qualified Pension Plan and the 2009 Pension BRP Plan of the Named Executive Officers who were eligible for pension benefits prior to the freeze date of the plans as of November 30, 2013. Messrs. Seymour, Boley, and Cambria are not participants in either of the pension plans as their employment with the Company commenced after the freeze date.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Fiscal 2013 ($)
Executive Officers as of November 30, 2013				
Kathleen E. Redd	Qualified Pension Plan	6.50	$ 238,158	$ —
	2009 Pension BRP Plan	6.50	62,815	—
John D. Schumacher[3]	Qualified Pension Plan	2.58	124,261	—
	2009 Pension BRP Plan	2.58	7,535	—
Former Executive Officers as of November 30, 2013				
Richard W. Bregard	Qualified Pension Plan	4.50	247,131	12,956
	2009 Pension BRP Plan	4.50	24,749	—

(1) Credited service under the Qualified Pension Plan and the 2009 Pension BRP Plan is determined for all participants in accordance with such plans and is through February 1, 2009, the freeze date for these plans in which the

Company discontinued future benefit accruals for all non-collectively bargaining unit employees, including the Named Executive Officers. This number is being presented unrounded.

(2) The amounts reported in this column were calculated based on the accrued benefit as of February 1, 2009, the date benefit accruals were frozen for non-collectively bargaining unit employees. Present values were calculated assuming no pre-retirement mortality or termination. The values under the Qualified Pension Plan and the 2009 Pension BRP Plan are the actuarial present values as of November 30, 2013 of the benefits earned as of the freeze date and payable at the earliest age eligible for unreduced benefits for the Qualified Pension Plan (the earlier of age 65, or age 62 with 10 years of service) and the current benefit election date on record for the 2009 Pension BRP Plan.

The discount rate assumption is 4.54% for the Qualified Pension Plan and 4.65% for the 2009 Pension BRP Plan. The post-retirement mortality assumption of the two pension plans is RP 2000 no-collar, projected to 2021. The assumptions reflected in this footnote are the same as the ones used for the Qualified Pension Plan and the 2009 Pension BRP Plan for financial reporting purposes with the exception of assumed retirement age and the absence of pre-retirement mortality and termination assumptions.

(3) Mr. Schumacher's pension benefits were earned from his previous employment with the Company beginning June 12, 2006 through the pension freeze date for non-collective bargaining unit employees of February 1, 2009. He has not accrued any additional benefit for his current employment with the Company that began on April 29, 2013.

2013 NON-QUALIFIED DEFERRED COMPENSATION

Benefits Restoration Plan — 2009 401(k) BRP Plan

The 2009 401(k) BRP Plan is a non-qualified, unfunded plan designed to enable participants to defer their compensation on a pre-tax basis. Under the 2009 401(k) BRP Plan, a select group of employees approved by the Organization & Compensation Committee, elect to defer compensation earned in the current year such as salary and certain other incentive compensation that would otherwise be paid in the current year. Effective January 1, 2009, obligations with respect to benefits that were earned or vested under the Prior Pension BRP after December 31, 2004, and were related to the restoration of 401(k) benefits which such employees and their beneficiaries would otherwise have lost as a result of Code limitations upon accrual and/or payment of benefits from the GenCorp Retirement Savings Plan, along with all associated earnings, were transferred to, and will be maintained under and paid from the 2009 401(k) BRP Plan. Accordingly, only benefits that are exempt from Section 409A of the Code will be maintained under and paid from the Prior Pension BRP, in accordance with the terms of the Prior Pension BRP.

The Company matches contributions in an amount equal to 100% of the participant's contribution up to the first 3% of the participant's eligible compensation and 50% up to the next 3% of the participant's eligible compensation if the participant has reached the 402(g) limit in the 401(k) Savings Plan. The maximum company match is 4.5%. Participants indicate how they wish their deferred compensation and the company matching contributions to be notionally invested among the same investment options available through the GenCorp Retirement Savings Plan. Non-qualified benefits may be paid out of either the grantor trust (pre-funded) or the Company's general assets.

The following table provides information for each of the Named Executive Officers regarding aggregate officer and Company contributions and aggregate earnings for fiscal 2013 and fiscal year-end account balances under the 2009 401(k) BRP Plan.

Name	Executive Contributions in fiscal 2013 ($)(1)	Company Contributions in fiscal 2013 ($)(2)	Aggregate Earnings in fiscal 2013 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at November 30, 2013 ($)
Executive Officers as of November 30, 2013					
Scott J. Seymour	$ —	$ —	$ 5,625	$ —	$ 518,807
Kathleen E. Redd	—	—	9,606	—	55,592
Warren M. Boley, Jr.	—	—	—	—	—
Christopher C. Cambria	—	—	—	—	—
John D. Schumacher	—	—	—	—	—
Former Executive Officers as of November 30, 2013					
Richard W. Bregard	—	—	—	—	—

(1) The amounts reported in this column reflect compensation earned in fiscal 2013 and deferred under the 2009 401(k) BRP Plan. These amounts are also included in the "Salary" column in the *Summary Compensation Table* on page 47.

(2) The amounts reported in this column reflect company matches under the 2009 401(k) BRP Plan earned in fiscal 2013. These amounts are also included in the "All Other Compensation" column in the *Summary Compensation Table* on page 47.

(3) The amounts reported in this column reflect interest credited on account holdings and the change in value of other investment holdings.

Employment Agreement and Indemnity Agreements

On January 6, 2010, the Company entered into an employment agreement with Mr. Seymour to serve as the Company's President and CEO, which is described under the section entitled *Severance Agreement, Employment Agreement and Plan Provisions — Scott J. Seymour Employment Agreement* on page 43.

On February 6, 2012, the Company's subsidiary, Aerojet Rocketdyne, entered into a Retention Agreement with Mr. Bregard to ensure that Mr. Bregard remained with Aerojet Rocketdyne through at least November 30, 2012 and to encourage a successful transition to Mr. Bregard's retirement, as described under the section entitled *Severance Agreement, Employment Agreement and Plan Provisions — Richard W. Bregard Retention Agreement* on page 44.

The Company has entered into indemnification agreements with each of its Directors and the Named Executive Officers, with the exception of Mr. Schumacher, pursuant to which the Company is required to defend and indemnify such individuals if or when they are party or threatened to be made a party to any action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a Director and/or Named Executive Officer of the Company or any of its subsidiaries.

Potential Payments upon Termination of Employment or Change in Control

Termination Benefits for Scott J. Seymour

According to the employment agreement entered into between the Company and Mr. Seymour as discussed in the section above, in the event that the Company terminates Mr. Seymour's employment for Cause or Mr. Seymour resigns other than for Good Reason (as such terms are defined in his employment agreement), the Company's obligations will generally be limited to paying Mr. Seymour his annual base salary through the termination date. If Mr. Seymour's employment is terminated at his or the Company's election at any time due to his death or disability, or for reasons other than Cause or Voluntary Resignation (as defined in his employment agreement), Mr. Seymour will be entitled to receive severance payments and benefits equal to the following, subject to certain limitations: (i) one year of his annual base salary paid in installments; (ii) an incentive payment based upon the amount of the previous year's incentive, prorated based on the number of months of the year that Mr. Seymour worked for the Company prior to the termination paid in a lump sum; (iii) immediate vesting of any shares of the Company's restricted common stock and options that are scheduled to vest within one year of the date of termination of employment and (iv) incentives earned but unpaid with respect to the fiscal year ending on or preceding the date of termination pursuant to the Company's Annual Incentive Plan.

Also under this employment agreement for a termination in connection with a change in control in which Mr. Seymour's employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control, Mr. Seymour will be entitled to receive a severance payment and benefits as follows: (i) a lump sum payment equal to two times the sum of his base salary plus the target incentive amount for the year in which the termination takes place; (ii) immediate full vesting of outstanding restricted shares and options; (iii) and payment of any accrued incentive through the date of termination.

Mr. Seymour's employment agreement has a five year term beginning January 6, 2010.

Termination Benefits for Other Named Executive Officers

The Company does not have a severance plan in place for the Named Executive Officers with the exception of Mr. Seymour discussed above. The Company does have a policy for a reduction in force, pursuant to which Ms. Redd and Messrs. Boley, Cambria, and Schumacher (and Mr. Bregard, prior to his departure) as well as all other employees of the Company, would be eligible to continue participating in health, welfare, and retirement benefit plans for a period of sixty (60) days per the terms of the applicable plans and subject to all conditions thereof. Upon execution of a release, the Named Executive Officer is eligible to receive separation pay of five (5) weeks' pay plus one additional week's pay for each full or partial year of service, with the maximum amount of separation pay being thirty (30) weeks' pay. In addition, with an executed release, the Named Executive Officer is eligible to continue participation in certain health and welfare benefits for a total period of 180 days from the date of reduction in force. Overlapping benefits under both the standard and enhanced benefits provisions will be inclusive in this six month period.

Treatment of Equity Awards

Equity awards made to employees including the Named Executive Officers generally provide for the immediate accelerated vesting of the award, including stock options, performance-based stock options, SARs, time-based restricted stock and performance-based restricted stock (regardless of whether or not the performance target is ultimately met) upon a change in control of the Company regardless of whether a termination occurs.

Estimated Cost of Termination Benefits

The amounts of estimated incremental compensation and benefits payable to the Named Executive Officers assuming a qualifying termination of employment as of November 30, 2013, are shown in the following table.

Name	Cash Severance
Scott J. Seymour Termination without Cause	$ 2,839,714
Scott J. Seymour Termination with Change in Control	3,962,284
Kathleen E. Redd	—
Warren M. Boley, Jr.	—
Christopher C. Cambria	—
John D. Schumacher	—

As of November 30, 2013, there are no other scenarios other than what is discussed in this section in which a Named Executive Officer would get benefits above and beyond normal employee policy.

Security Ownership of Certain Beneficial Owners

The Company believes that the following table is an accurate representation of beneficial owners of more than 5% of the 61,288,298 shares of the Common Stock outstanding as of January 22, 2014. The table is based on reports of Schedule 13D and Schedule 13G filed with the SEC on or prior to February 6, 2014.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
GAMCO Investors, Inc. One Corporate Center Rye, NY 10580	9,526,231(1)	15.4%
Marcato Capital Management LLC One Montgomery Street Suite 3250 San Francisco, CA 94104	5,764,669(2)	9.4%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	4,764,991(3)	7.8%
Steel Partners Holdings L.P. 590 Madison Avenue 32nd Floor New York, NY 10022	4,180,997(4)	6.8%
Highbridge International LLC c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, NY 10019	3,210,354(5)	5.0%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	3,122,498(6)	5.1%

(1) Includes shares beneficially owned by Mario J. Gabelli and various affiliated entities, including Gabelli Funds, LLC, GAMCO Asset Management Inc., Teton Advisors, Inc., Gabelli Securities, Inc., GGCP, Inc., and GAMCO Investors, Inc. Gabelli Funds, LLC reported sole voting power and sole dispositive power with respect to 2,980,744 shares. GAMCO Asset Management Inc. reported sole voting power with respect to 5,228,187 shares and sole dispositive power with respect to 5,281,187 shares. Teton Advisors, Inc. reported sole voting power and sole dispositive power with respect to 1,208,800 shares. Gabelli Securities, Inc. reported sole voting power and sole dispositive power with respect to 35,500 shares. GGCP, Inc. reported sole voting power and sole dispositive power with respect to 20,000 shares. GAMCO Investors, Inc. reported sole voting power and sole dispositive power with respect to 0 shares. Includes 472,140 shares with respect to which the reporting persons have the right to acquire beneficial ownership upon conversion of the Company's 4 $^{1}/_{16}$% and 2 $^{1}/_{4}$% convertible subordinated debentures. All of the foregoing information is according to Amendment No. 50 to a Schedule 13D dated February 19, 2013 and filed with the SEC on February 19, 2013.

(2) Marcato Capital Management LLC and Richard T. McGuire III reported shared voting power and shared dispositive power with respect to 5,764,669 shares. Mr. McGuire is the managing member of Marcato Capital Management LLC. The foregoing information is according to Amendment No. 1 to a Schedule 13G dated February 14, 2013 and filed with the SEC on February 14, 2013.

(3) BlackRock, Inc. reported sole voting power and sole dispositive power with respect to the 4,764,991 shares. The foregoing information is according to Amendment No. 3 to a Schedule 13G dated February 4, 2013 and filed with the SEC on February 8, 2013.

(4) Consists of shares owned directly by SPH Group Holdings LLC ("SPHG Holdings"). Steel Partners Holdings L.P. ("Steel Holdings") owns 99% of the membership interests of SPH Group LLC ("SPHG"). SPHG is the sole member of SPHG Holdings. Steel Partners Holdings GP Inc. ("Steel Partners GP") is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the shares owned directly by SPHG Holdings. Each of the foregoing may be deemed to have shared voting and dispositive power with respect to such shares. All of the foregoing information is according to Amendment No. 22 to a Schedule 13D dated October 28, 2013 and filed with the SEC on October 28, 2013.

(5) Includes 3,210,354 shares with respect to which the reporting persons have the right to acquire beneficial ownership upon conversion of the Company's 4 $^{1}/_{16}$% convertible subordinated debentures. Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin reported shared voting power and shared dispositive power with respect to 3,210,354 shares issuable upon conversion of the Company's 4 $^{1}/_{16}$% convertible subordinated debentures. All of the foregoing information is according to a Schedule 13G dated April 2, 2013 and filed with the SEC on April 10, 2013.

(6) The Vanguard Group, Inc. reported sole voting power with respect to 95,705 shares, sole dispositive power with respect to 3,030,393 shares and shared dispositive power with respect to 92,105 shares. The foregoing information is according to a Schedule 13G dated February 7, 2013 and filed with the SEC on February 13, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Directors and certain officers and persons who own more than 10% of the outstanding Common Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. The SEC also requires such persons to furnish the Company with copies of the Forms 3, 4 and 5 they file. Based solely on our review of the copies of such forms that the Company has received, the Company believes that all of its Directors, executive officers and greater than 10% beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal 2013, with the exception of a late Form 4 filing for Mr. Bregard. When Mr. Bregard reached the age of 70½, a mandatory distribution and an automatic liquidation was triggered regarding the GenCorp shares held by Mr. Bregard in the 401(k) account he had maintained at a prior employer. The liquidation occurred on February 26, 2013. Mr. Bregard and GenCorp were made aware of this transaction and filed the necessary Form 4 on March 13, 2013.

PROPOSAL 2
APPROVAL OF THE REINCORPORATION OF THE COMPANY FROM THE STATE OF OHIO TO THE STATE OF DELAWARE

In this section of the Proxy Statement, we sometimes refer to the Company as an Ohio corporation before reincorporation as "GenCorp (Ohio)" and the Company as a Delaware corporation after the Reincorporation as "GenCorp (Delaware)."

The Board has unanimously approved and recommends to our shareholders this proposal to change the Company's state of incorporation from Ohio to Delaware. If our shareholders approve this proposal, we will accomplish the Reincorporation by domesticating in Delaware as provided in the OGCL and converting to a Delaware corporation as provided in the DGCL.

Summary

Assuming that shareholder approval of this proposal is obtained and the Reincorporation becomes effective:

- the affairs of the Company will cease to be governed by Ohio corporation laws, the affairs of the Company will become subject to Delaware corporation laws, and the Company's existing Articles of Incorporation and existing Code of Regulations will be replaced by a new certificate of incorporation and new bylaws, as more fully described below;
- GenCorp (Delaware) will (i) be deemed to be the same entity as GenCorp (Ohio) for all purposes under the laws of Delaware, (ii) continue to have all of the rights, privileges and powers of GenCorp (Ohio), except for such changes that result from being subject to Delaware law and becoming subject to the Delaware certificate of incorporation and Delaware bylaws, (iii) continue to possess all of the properties of and debts owed to GenCorp (Ohio) and (iv) continue to have all of the debts, liabilities and obligations of GenCorp (Ohio);
- each outstanding share of GenCorp (Ohio) Common Stock will continue as an outstanding share of GenCorp (Delaware) common stock, and each outstanding option, warrant or other right to acquire shares of GenCorp (Ohio) Common Stock will continue as an outstanding option, warrant or other right to acquire shares of GenCorp (Delaware) common stock;
- each employee benefit plan, incentive compensation plan or other similar plan of GenCorp (Ohio) will continue as an employee benefit plan, incentive compensation plan or other similar plan of GenCorp (Delaware); and
- each director or officer of GenCorp (Ohio) will continue to hold his or her respective office with GenCorp (Delaware).

General Information

The Board has adopted a plan of conversion substantially in the form attached as Appendix A to this Proxy Statement (the "Plan of Conversion") to accomplish the Reincorporation. This proposal will require the approval of with the affirmative vote of holders of two-thirds of the outstanding shares of the Company. Those shares present in person or represented by proxy, representing common stock outstanding at the close of business on the record date, will be entitled to vote on the proposal. Assuming that shareholder approval of this proposal is obtained, the Company intends to file with the Ohio Secretary of State a certificate of conversion (the "Ohio Certificate of Conversion") and intends to file with the Delaware Secretary of State (i) a certificate of conversion (the "Delaware Certificate of Conversion") and (ii) a certificate of incorporation, which will govern the Company as a Delaware corporation, substantially in the form attached as Exhibit A to the Plan of Conversion (the "Delaware Certificate of Incorporation"). In addition, assuming that shareholder approval of this proposal is obtained and the Ohio Certificate of Conversion, Delaware Certificate of Conversion and Delaware Certificate of Incorporation are filed, the bylaws substantially in the form of Exhibit B to the Plan of Conversion will be the bylaws for GenCorp (Delaware) (the "Delaware Bylaws"), and the Company will enter into a new indemnification agreement with each director and executive officer of GenCorp (Delaware), based upon provisions of Delaware law, substantially in the form attached as Exhibit C to the Plan of Conversion (the "Delaware Indemnification Agreement"). Approval of this proposal by our shareholders will constitute approval of the Reincorporation and the Plan of Conversion. Upon approval of the Reincorporation and the filing and effectiveness of the appropriate documents with the State of Ohio and the State of Delaware, the Company will be a Delaware corporation governed by the Delaware Certificate of Incorporation and the Delaware Bylaws.

There will be no interruption in trading of the shares of the Company's Common Stock as a result of the Reincorporation. GenCorp (Ohio)'s Common Stock will continue to trade on the New York Stock Exchange under the same symbol, "GY," and the Chicago Stock Exchange under the same symbol, "GY." GenCorp (Delaware) will continue to file periodic reports and other documents as and to the extent required by the rules and regulations of the SEC. Shareholders who own shares of GenCorp (Ohio) Common Stock that are freely tradable prior to the Reincorporation will continue to have freely tradable shares in GenCorp (Delaware) after the Reincorporation, and shareholders holding restricted shares of GenCorp (Ohio) Common Stock prior to the Reincorporation will continue to hold shares in GenCorp (Delaware) after the Reincorporation subject to the same restrictions on transfer. In summary, the Reincorporation will not change the respective positions under federal securities laws or stock exchange rules of the Company or its shareholders.

Reasons for the Reincorporation

For many years, Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have initially chosen Delaware, or chosen to reincorporate in Delaware, in a manner similar to that proposed by the Company. We believe the principal reasons for considering the Reincorporation are:

- the development in Delaware over the last century of a well-established body of case law construing the DGCL, which provides businesses with a greater measure of predictability than exists in any other jurisdiction; the certainty afforded by the well-established principles of corporate governance under Delaware law are of benefit to GenCorp (Ohio) and its shareholders and should assist GenCorp (Ohio) in its ability to continue to attract and retain outstanding directors and officers;
- the DGCL itself, which is generally acknowledged to be the most advanced and flexible corporate statute in the country;
- the Delaware Court of Chancery, which brings to its handling of complex corporate issues a level of experience, a speed of decision and a degree of sophistication and understanding unmatched by any other court in the country, and the Delaware Supreme Court, the only appeals court, which is highly regarded and currently consists primarily of former Vice Chancellors and corporate practitioners; and
- the Delaware General Assembly, which each year considers and adopts statutory amendments that have been proposed by the Corporation Law Section of the Delaware bar to meet changing business needs.

Changes as a Result of Reincorporation

If this proposal is approved, the Reincorporation will effect a change in the legal domicile of the Company and other changes of a legal nature, the most significant of which are described below in the section entitled "Rights of our Shareholders Prior to and After the Reincorporation from Ohio to Delaware." The Reincorporation is not expected to affect any of the Company's material contracts with any third parties, and the Company's rights and obligations under such material contracts will continue as rights and obligations of GenCorp (Delaware). The Reincorporation itself will not result in any change in the Company's business, jobs, management, number of employees, assets, liabilities or net worth (other than transaction costs incident to the Reincorporation). Further, the directors and officers of GenCorp (Ohio) immediately prior to the Reincorporation will continue as the directors and officers of GenCorp (Delaware) immediately after the Reincorporation, and the subsidiaries of GenCorp (Ohio) immediately prior to the Reincorporation will continue as the subsidiaries of GenCorp (Delaware) immediately after the Reincorporation.

The Plan of Conversion

The Reincorporation will be effected pursuant to the Plan of Conversion to be adopted by GenCorp (Ohio). The Plan of Conversion provides that the Company will convert into a Delaware corporation and will be subject to all of the provisions of the DGCL. By virtue of the conversion, all of the rights, privileges and powers of GenCorp (Ohio), all property owned by GenCorp (Ohio), all debts due to GenCorp (Ohio) and all causes of action belonging to GenCorp (Ohio) immediately prior to the conversion will remain vested in GenCorp (Delaware) following the conversion. In addition, by virtue of the conversion, all debts, liabilities and duties of the Company immediately prior to the conversion will remain attached to GenCorp (Delaware) following the conversion. Each director and officer of GenCorp (Ohio) will continue to hold his or her respective office with GenCorp (Delaware).

If this proposal is approved by our shareholders, the Reincorporation would become effective upon the filing (and acceptance thereof by the Ohio Secretary of State and the Delaware Secretary of State, as applicable) and effectiveness of the Ohio Certificate of Conversion, the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation. If this proposal is approved, it is anticipated that the Board will cause the Reincorporation to be effected as soon as practicable thereafter. However, the Reincorporation may be delayed by the Board or the Plan of Conversion may be terminated and abandoned by action of the Board of Directors at any time prior to the effective time of the Reincorporation, whether before or after approval by the Company's shareholders, if the Board determines for any reason that such delay or termination would be in the best interests of the Company and its shareholders.

Company shareholders will not be required to exchange their GenCorp (Ohio) stock certificates for new GenCorp (Delaware) stock certificates. Following the effective time of the Reincorporation, any GenCorp (Ohio) stock certificates submitted to the Company for transfer, whether pursuant to a sale or otherwise, will automatically be exchanged for GenCorp (Delaware) stock certificates. Shareholders of the Company should not destroy any stock certificate(s) and should not submit any certificate(s) to the Company unless and until requested to do so.

Effect of Vote for the Reincorporation

A vote in favor of the Reincorporation is a vote in favor of the Plan of Conversion, the Ohio Certificate of Conversion, the Delaware Certificate of Conversion, the Delaware Certificate of Incorporation, the Delaware Bylaws and the Delaware Indemnification Agreement.

Effect of Not Obtaining the Required Vote for Approval

If we fail to obtain the requisite vote of shareholders for approval of this proposal, the Reincorporation will not be consummated and the Company will continue to be incorporated in Ohio and governed by the OGCL, the Company's existing Articles of Incorporation and the Company's existing Code of Regulations.

Description of the Company's Capital Stock Upon the Effectiveness of the Reincorporation

Assuming that this proposal is approved by our shareholders and the Reincorporation becomes effective, the Company will convert into GenCorp (Delaware), which will be a corporation incorporated in the State of Delaware. The rights of shareholders of GenCorp (Delaware) will generally be governed by Delaware law, the Delaware Certificate of Incorporation and the Delaware Bylaws. The following is a description of the capital stock of GenCorp (Delaware) upon the effectiveness of the Reincorporation. This description is not intended to be complete and is qualified in its entirety by reference to Delaware law, including the DGCL, and the full texts of the Delaware Certificate of Incorporation and the Delaware Bylaws, copies of which are attached as Exhibits A and B, respectively, to the Plan of Conversion, which is attached as Appendix A to this Proxy Statement.

General

Upon the effectiveness of the Reincorporation, the authorized capital of GenCorp (Delaware) will continue to be 150,000,000 shares of common stock, par value $0.10 per share and 15,000,000 shares of preference stock, par value $1.00.

Description of Capital Stock

Upon the effectiveness of the Reincorporation, GenCorp (Delaware) will continue to be authorized to issue 150,000,000 shares of common stock, and all of the issued and outstanding shares of Common Stock at that time will remain issued and outstanding. GenCorp (Ohio) is authorized to issue 15,000,000 shares of preference stock, none of which are issued and outstanding. A series of the preference stock has been designated "Series A Cumulative Preference Stock" and is comprised of 1,500,000 shares of preference stock. No series of preference stock is designated in the Delaware Certificate of Incorporation. The Delaware Certificate of Incorporation will authorize 15,000,000 shares of preference stock, par value $1.00 per share.

Upon the effectiveness of the Reincorporation, the holders of outstanding shares of GenCorp (Delaware) common stock will continue to be entitled to receive dividends and other distributions out of assets legally available at times and in amounts as the Board may determine from time to time. All shares of GenCorp (Delaware) common stock will be entitled to participate ratably with respect to dividends or other distributions after the payment in full of any preferential amounts to which holders of GenCorp (Delaware) preference stock may be entitled from time to time.

If GenCorp (Delaware) is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of GenCorp (Delaware) common stock will be entitled to share ratably in all assets of GenCorp (Delaware) available for distribution to GenCorp (Delaware) shareholders after the payment in full of any preferential amounts to which holders of GenCorp (Delaware) preference stock may be entitled from time to time.

Holders of GenCorp (Delaware) common stock will continue to be entitled to one vote per share on all matters to be voted upon by shareholders, subject to any class or series voting rights to which holders of GenCorp (Delaware) preference stock may be entitled from time to time. Shareholders will continue to not be entitled to cumulate votes in voting for directors.

There will be no preemption, redemption, sinking fund or conversion rights applicable to GenCorp (Delaware) common stock under the Delaware Certificate of Incorporation or the Delaware Bylaws.

Under both the Company's existing Articles of Incorporation and the Delaware Certificate of Incorporation, the Board has the authority to issue shares of preference stock in one or more series and to establish the designations, preferences and rights, including voting rights, of each series. The authority of the Board to issue preferred shares without the additional approval of the shareholders could have a possible anti-takeover effect, which we describe in more detail below in the section entitled "Possible Anti-Takeover Effect of Provisions — Authorized Preferred Stock."

The Charters and Bylaws and Code of Regulations of GenCorp (Delaware) and GenCorp (Ohio)

The provisions of the Delaware Certificate of Incorporation and the Delaware Bylaws are similar in substance to those of the Company's existing Articles of Incorporation and Code of Regulations in most respects. The differences include but are not limited to: (i) the elimination of the ability of shareholders to amend the provisions of the Delaware Certificate of Incorporation without appropriate action being taken first by the Board; (ii) the empowerment of the Board to amend the Delaware Bylaws (whereas the power to amend the existing Code of Regulations is vested solely in the shareholders of GenCorp (Ohio)); and (iii) the elimination of the requirement that action without a meeting by shareholders must be approved by the unanimous vote of shareholders (Delaware law provides for action to be taken without a meeting by the written consent of the holders of that number of shares necessary to authorize the proposed action being taken if it were voted on at a meeting of stockholders at which all shares entitled to vote were present and voted).

In addition, the proposed Reincorporation includes the implementation of certain other provisions in the Delaware Certificate of Incorporation and the Delaware Bylaws that are different from the Company's existing Articles of Incorporation and Code of Regulations. For a discussion of such changes, see "Rights of our Shareholders Prior to and After the Reincorporation from Ohio to Delaware." This discussion of the Delaware Certificate of Incorporation and the Delaware Bylaws is qualified by reference to Exhibits A and B, respectively, to the Plan of Conversion, which is attached as Appendix A to this Proxy Statement. In addition, GenCorp (Delaware) could implement certain other changes by amending the Delaware Certificate of Incorporation or the Delaware Bylaws in the future.

Limitation of Director Liability and Indemnification

The Company's existing Code of Regulations requires that GenCorp (Ohio) indemnify the directors and officers of GenCorp (Ohio) to the fullest extent permitted or authorized under the laws of Ohio. Through the OGCL, Ohio has codified the directors' common law duty of care and, in part, their common law duty of loyalty. Because of this codification, Ohio law is generally more protective of directors and officers than Delaware law.

Under Section 1701.59 of the OGCL, a director of an Ohio corporation would be liable in damages for actions taken or not taken as a director only if the plaintiff proves by clear and convincing evidence that the director's action or failure to act was undertaken with deliberate intent to cause injury to, or with reckless disregard for the best interests of, the corporation or if the director approved (i) an illegal dividend, distribution or share repurchase by the corporation, (ii) a distribution to shareholders during the winding up of the corporation's affairs without paying or making provision for the payment of all known obligations of the corporation or (iii) the making of a loan, other than in the usual course of business, to an officer, director or shareholder of the corporation. Each officer and director of GenCorp (Ohio) is entitled to advancement of expenses incurred in connection with lawsuits or proceedings arising out of his or her service to the fullest extent permitted or authorized by the laws of Ohio. The officers and directors of GenCorp (Ohio) are also entitled to a broad scope of indemnification against not only expenses but also costs, liability, judgments, fines, excise taxes assessed with respect to employee benefit plans, penalties and amounts paid in settlement to the fullest extent permitted or authorized by the laws of Ohio.

The Delaware Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director of GenCorp (Delaware) will be personally liable to GenCorp (Delaware) or its shareholders for monetary damages for breach of fiduciary duty as a director. Delaware law currently provides that this limitation of liability does not apply to liability:

- for any breach of the director's duty of loyalty to GenCorp (Delaware) or its shareholders;
- for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- under Section 174 of the DGCL (imposing liability for unlawful distributions to shareholders and unlawful repurchases of shares); or
- for any transaction from which the director derived any improper personal benefit.

However, in the event the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Delaware Bylaws further provide that GenCorp (Delaware) will indemnify each of its directors, officers and employees to the fullest extent authorized by the DGCL and may indemnify other persons as authorized by the DGCL. These provisions do not eliminate any monetary liability of directors under the federal securities laws. If this proposal is approved and the Reincorporation is consummated, GenCorp (Delaware) expects to enter into the Delaware Indemnification Agreement with each of its executive officers and directors.

Changes to Employee Benefit Plans

All of GenCorp (Ohio)'s employee benefit plans (including stock option and other equity-based plans) would be continued by GenCorp (Delaware), and each stock option and other equity-based award issued and outstanding pursuant to such plans would automatically be converted into a stock option or other equity-based award with respect to the same number of shares of GenCorp (Delaware), upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award. Approval of the Reincorporation would constitute approval of the assumption of these plans by GenCorp (Delaware). Assuming the Reincorporation is approved, GenCorp (Delaware) would continue GenCorp (Ohio)'s other employee benefit arrangements upon the terms and subject to the conditions currently in effect.

Dissenters' or Appraisal Rights

Under Ohio law, shareholders will not be entitled to dissenters' rights or appraisal rights as a result of the Reincorporation.

Certain Federal Income Tax Consequences

THE FOLLOWING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REINCORPORATION AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE REINCORPORATION'S POTENTIAL TAX EFFECTS. HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE REINCORPORATION AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

The Company believes that the Reincorporation from Ohio to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the Reincorporation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and subject to the qualifications and assumptions described in this Proxy Statement:

(i) holders of GenCorp (Ohio) Common Stock will not recognize any gain or loss as a result of the consummation of the Reincorporation;

(ii) the aggregate tax basis of shares of GenCorp (Delaware)'s common stock received in the Reincorporation will be equal to the aggregate tax basis of the shares of the Common Stock converted therefor; and

(iii) the holding period of the shares of GenCorp (Delaware)'s common stock received in the Reincorporation will include the holding period of the shares of the Common Stock converted therefor.

The Company does not intend to request a ruling from the Internal Revenue Service regarding the federal income tax consequences of the Reincorporation.

If the Reincorporation fails to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code or otherwise as a tax-free reorganization, shareholders of GenCorp (Delaware) would recognize gain or loss with respect to each share of GenCorp (Ohio) capital stock deemed to have been exchanged pursuant to the Reincorporation equal to the difference between the shareholder's basis in such share and the fair market value of the GenCorp (Delaware) capital stock received in exchange therefor. A shareholder's aggregate basis in the GenCorp (Delaware) capital stock so received would equal the stock's fair market value, and the shareholder's holding period for such stock would begin the day of the Reincorporation.

Accounting Treatment

We expect that the Reincorporation will have no effect from an accounting perspective because there is no change in the entity as a result of the Reincorporation. As such, the financial statements of GenCorp (Ohio) previously filed with the SEC will remain the financial statements of GenCorp (Delaware) following the Reincorporation.

Rights of our Shareholders Prior to and After the Reincorporation from Ohio to Delaware

Summarized below are the most significant provisions of the OGCL and DGCL, along with the differences between the rights of the shareholders of the Company immediately before and immediately after the Reincorporation that will result from the differences between the OGCL and the DGCL and related differences between the Company's existing Articles of Incorporation and the Company's existing Code of Regulations, on the one hand, and the Delaware Certificate of Incorporation and the Delaware Bylaws, on the other hand. The summary below is not an exhaustive list of all differences or a complete description of the differences described, and is qualified in its entirety by reference to the OGCL, the DGCL, the Company's existing Articles of Incorporation, the Company's existing Code of Regulations, the Delaware Certificate of Incorporation and the Delaware Bylaws. Copies of the Company's existing Articles of Incorporation and the Company's existing Code of Regulations have been filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2010 and Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007, respectively.

Before the Reincorporation: Provisions Applicable to GenCorp (Ohio) Under the Ohio General Corporation Law and the Articles and Regulations	After the Reincorporation: Provisions Applicable to GenCorp (Delaware) Under the Delaware General Corporation Law and the Certificate and Bylaws
Term of Directors. All directors serve until the first annual meeting following the annual meeting at which they were elected or their earlier removal, resignation or death.	*Term of Directors.* All directors serve until the first annual meeting following the annual meeting at which they were elected and until their successors are elected and qualified, or their earlier removal, resignation or death.
Number of Directors. The Board or shareholders holding at least 80% of GenCorp (Ohio)'s voting power may set the number of directors from time to time, provided that the Board must consist of no less than seven (7), and no more than seventeen (17), directors.	*Number of Directors.* The Board may set the number of directors from time to time.
Vacancies. Any vacancy in the Board may be filled by the vote of a majority of the remaining directors.	*Vacancies.* Any vacancy in the Board may be filled by the vote of a majority of the remaining directors.
Special Meetings. Shareholders holding at least 25% of the outstanding shares of Common Stock may call special meetings of shareholders.	*Special Meetings.* Under Delaware law, a corporation is not required to call a special meeting at the request of stockholders. The Delaware Bylaws, however, provide that special meetings may be called by the President or the Secretary upon the written request of stockholders representing at least 25% in voting power of the stock entitled to vote on the matter.
Amendment of Articles of Incorporation. Holders of a majority of the outstanding shares of GenCorp (Ohio) Common Stock and preference stock may amend the Articles. However, any amendment to the Articles affecting the right to cumulate votes in an election of directors (which right currently does not exist) must be adopted by the affirmative vote of the holders of 80% of the outstanding shares of GenCorp (Ohio) Common Stock and preference stock.	*Amendment of Delaware Certificate of Incorporation.* Holders of a majority of the outstanding shares of Common Stock and preference stock may not amend the provisions of the Certificate without appropriate action taken by the Board. Amendments to the Certificate generally require a Board resolution setting forth the amendment, declaring its advisability and submitting it to a vote of stockholders. The Certificate does not vary from the Delaware statutory rule above, which means that it will not include the 80% voting requirement in the Ohio Articles.

Amendment of Code of Regulations. Holders of a majority of the voting power of GenCorp (Ohio) may amend the Regulations at any meeting of shareholders; holders of at least two-thirds of the voting power may amend the Code of Regulations without a meeting by written consent. However, the affirmative vote of at least 80% of GenCorp (Ohio)'s voting power is required to amend (i) Sections 1, 2, 3, 4 and 11 of Article 2 (relating to vacancies in the Board and the number and election of directors, their qualification, removal and respective terms of office) or (ii) Section 2 of Article 7 (relating to amendments of provisions related to matters enumerated in (i) above).

Amendment of Delaware Bylaws. The Certificate empowers the Board to amend the Bylaws. Under Delaware law, holders of a majority of the outstanding shares of Common Stock may amend the Bylaws. However, the affirmative vote of at least 80% of GenCorp (Delaware)'s voting power is required to amend those sections of the Bylaws relating to Sections 3.1 and 3.3 of the Bylaws (relating to the number of directors and vacancies on the Board).

Action Without a Meeting. Shareholders may take action by written consent without a meeting to the extent permitted by Ohio law (currently must be unanimous except in the case of an amendment to the Regulations).

Action Without a Meeting. Stockholders may take action without a meeting by written consent of the holders of that number of shares necessary to authorize the proposed corporate action being taken if it were voted on at a meeting of stockholders at which all shares entitled to vote were present and voted.

Cumulative Voting. Shareholders have no right of cumulative voting in the election of directors.

Cumulative Voting. Stockholders have no right of cumulative voting in the election of directors.

Quorum. The presence of the holders of at least a majority of the voting power of GenCorp (Ohio) constitutes a quorum for all shareholder meetings.

Quorum. The presence of the holders of at least a majority of the voting power of GenCorp (Delaware) constitutes a quorum for all stockholder meetings.

Removal of Directors. The holders of at least 80% of the voting power of GenCorp (Ohio) may remove any director from office without assigning any cause.

Removal of Directors. The holders of at least a majority of the voting power of GenCorp (Delaware) may remove any director from office with or without cause at any annual or special meeting of the stockholders or by written consent.

Takeover Statutes. Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Statute, prohibits business combinations and certain other business transactions between GenCorp (Ohio) and a 10% shareholder for a period of three years after the shareholder becomes a 10% shareholder, unless certain conditions are satisfied. After the three-year period, the transaction must be approved by two-thirds of the voting power of the corporation in the election of directors and a majority of the disinterested shares or must satisfy certain other conditions. GenCorp (Ohio) has opted out in the Articles from the coverage of the Merger Moratorium Statute.

Takeover Statutes. Section 203 of the DGCL prohibits business combinations between GenCorp (Delaware) and any "interested stockholder" for a period of three years after the stockholder becomes such, unless certain conditions are satisfied. "Interested stockholder" is defined under Section 203 of the DGCL as, among other things, any person that directly or indirectly owns 15% or more of the outstanding voting stock of the corporation. GenCorp (Delaware) will opt out of Section 203 of the DGCL.

Section 1701.831 of the OGCL, known as the Control Share Acquisition Statute, requires shareholder approval of any acquisition of shares of an Ohio public corporation that would entitle the acquiring person to exercise more than one-fifth, one-third or one-half of the total voting power of the corporation in the election of directors. The required shareholder approval is a majority of the voting power of the corporation in the election of directors represented at the meeting in person or by proxy and a majority of the disinterested shares represented at the meeting in person or by proxy. GenCorp (Ohio) has opted out from the coverage of the Control Share Acquisition Statute.

Shareholder Approval of Material Transactions. The affirmative vote of a majority of the outstanding voting power of GenCorp (Ohio) is required to approve mergers and consolidations involving GenCorp (Ohio), the dissolution of GenCorp (Ohio) and the sale, lease, exchange, transfer or other disposition of all or substantially all of the property, assets or business of GenCorp (Ohio).

Stockholder Approval of Material Transactions. Delaware law generally provides, subject to certain exceptions that are discussed elsewhere herein, that the affirmative vote of at least a majority of the outstanding voting power of GenCorp (Delaware) is required to approve those actions enumerated under the equivalent section of the Ohio Articles. The Certificate does not vary from this statutory rule.

Personal Liability of Directors. Personal liability of directors for monetary damages for breach of fiduciary duty eliminated unless the plaintiff proves by clear and convincing evidence that the director's action or failure to act was undertaken with deliberate intent to cause injury to, or with reckless disregard for the best interests of, the corporation or, subject to certain limitations, if the director approved:

- an illegal dividend, distribution or share repurchase by the corporation;
- a distribution to shareholders during the winding up of affairs without paying or making provision for the payment of all known obligations of the corporation; or
- the making of a loan, other than in the usual course of business, to an officer, director or shareholder of the corporation.

Personal Liability of Directors. Personal liability of directors for monetary damages for breach of fiduciary duty eliminated except in the instance of:

- a breach of the director's duty of loyalty to GenCorp (Delaware) or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- an unlawful distribution to stockholders or repurchase of shares, for which directors would be liable under Section 174 of the DGCL; or
- any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers. Broad mandatory indemnification of directors and officers consistent with the OGCL is provided.

Indemnification of Directors and Officers. Broad mandatory indemnification of directors and officers consistent with the DGCL is provided.

Authorized Capital Stock. The Articles authorize 150,000,000 shares of Common Stock and 15,000,000 shares of preference stock.

Authorized Capital Stock. The Certificate authorizes 150,000,000 shares of Common Stock and 15,000,000 shares of preference stock.

Significant Provisions to be Carried Over

Authorized Shares

As previously noted, upon the effectiveness of the Reincorporation, GenCorp (Delaware) will continue to be authorized to issue 150,000,000 shares of common stock, and all of the issued and outstanding shares of Common Stock at that time will remain issued and outstanding. GenCorp (Ohio) is authorized to issue 15,000,000 shares of preference stock, none of which are issued and outstanding. For more information, see the section above entitled "Description of the Company's Capital Stock Upon the Effectiveness of the Reincorporation — Description of Capital Stock."

Size of Board

The existing Code of Regulations authorizes the directors to fix or change the number of directors, provided, that the Board must consist of no less than seven (7), and no more than seventeen (17), directors. The Delaware Bylaws provide that the Board shall consist of such number of directors (not less than one (1)) as set from time to time by the Board.

Term and Election of Directors

The Company's existing Articles of Incorporation and the Delaware Certificate of Incorporation both provide that directors serve until the first annual meeting following the annual meeting at which they were elected and until their successors are elected and qualified, or their earlier removal, resignation or death.

The Company's existing Code of Regulations provides for majority voting in uncontested elections of directors. The Delaware Bylaws provide for plurality voting in all elections of directors.

Filling of Vacancies on the Board

Both the Company's existing Code of Regulations and the Delaware Bylaws authorize a majority of the remaining directors to fill any vacancy in the Board.

Special Meeting of Shareholders

The existing Code of Regulations authorizes the Chairman of the Board, the President, a Vice President and the majority of the Board to call special meetings of shareholders. The Delaware Bylaws authorize the Board to call special meetings of shareholders. The Code of Regulations provides that shareholders holding at least 25% of the outstanding shares entitled to vote thereat may call special meetings of shareholders. The DGCL does not require a corporation to call a special meeting at the request of stockholders. The Delaware Bylaws, however, provide that special meetings shall be called by the President or the Secretary upon the written request of stockholders representing at least 25% in voting power of the stock entitled to vote on the matter.

No Cumulative Voting

The shareholders of GenCorp (Ohio) do not, and the stockholders of GenCorp (Delaware) will not, have the right of cumulative voting in the election of directors.

No Preemptive Rights

The shareholders of GenCorp (Ohio) do not, and the stockholders of GenCorp (Delaware) will not, have preemptive rights to acquire newly issued capital stock.

Amendments to the Articles of Incorporation and the Delaware Certificate of Incorporation

Under the OGCL, an amendment to a corporation's articles of incorporation must be adopted by the affirmative vote of the holders of at least two-thirds of the voting power of the corporation, or a different proportion, but not less than a majority of the voting power, as provided in the articles. Rather than adopting Ohio's default two-thirds' approval requirement, the existing Articles of Incorporation require the affirmative vote of a majority of the voting power of GenCorp (Ohio) to approve any amendment thereto, except where an amendment would affect the right to cumulate votes in an election of directors (which right currently does not exist), in which case such an amendment must be adopted by the affirmative vote of the holders of 80% of the outstanding shares of GenCorp (Ohio) Common Stock and preference stock.

To amend a corporation's certificate of incorporation, the DGCL requires the directors of the corporation to adopt a resolution that sets forth and declares the advisability of the proposed amendment and either calls a special meeting of the stockholders to consider and vote on the proposed amendment or directs that the proposed amendment be considered and voted on at the next annual meeting of stockholders. The DGCL further provides that an amendment to the certificate of incorporation must be adopted by the affirmative vote of the holders of a majority of the outstanding voting shares of the corporation, or by a greater vote as provided in the certificate of incorporation. The Delaware Certificate of Incorporation does not vary from the statutory rule provided by the DGCL, which means that it will not include the 80% voting requirement in the existing Articles of Incorporation.

Amendments to the Code of Regulations and the Delaware Bylaws

The holders of at least a majority of the voting power of GenCorp (Ohio) may amend the Code of Regulations at a meeting of shareholders held for such purpose; the holders of at least two-thirds of the voting power of GenCorp (Ohio) may amend the Code of Regulations without a meeting by written consent. However, the affirmative vote of at least 80% of GenCorp (Ohio)'s voting power is required to amend (i) Sections 1, 2, 3, 4 and 11 of Article 2 (relating to vacancies in the Board and the number and election of directors, their qualification, removal and respective terms of office) or (ii) Section 2 of Article 7 (relating to amendments of provisions related to matters enumerated in (i) above).

The holders of at least a majority of the voting power of GenCorp (Delaware) would be permitted to amend the Delaware Bylaws at a meeting of stockholders held for such or without a meeting by written consent. However, the affirmative vote of at least 80% of GenCorp (Delaware)'s voting power is required to amend those sections of the Bylaws relating to Sections 3.1 and 3.3 of the Bylaws (relating to the number of directors and vacancies on the Board).

In addition, the Delaware Certificate of Incorporation empowers the Board to amend the Delaware Bylaws.

Certain Other Effects of the Reincorporation

The rights of stockholders of GenCorp (Delaware) will be governed by the DGCL and the Delaware Certificate of Incorporation and the Delaware Bylaws rather than the OGCL and the Company's existing Articles of Incorporation and Code of Regulations. It is not practical to summarize in this Proxy Statement all of the differences between the DGCL and the OGCL or between the Delaware Certificate of Incorporation and the Delaware Bylaws, on the one hand, and the Company's existing Articles of Incorporation and Code of Regulations, on the other. Instead, this section summarizes some of the significant differences and describes how those differences may affect the rights and interests of stockholders of GenCorp (Ohio).

Transfer Restrictions

The existing Articles of Incorporation contain certain restrictions on the transfer of GenCorp (Ohio)'s stock in order to reduce the risk of a potential adverse effect on its ability to utilize its net operating loss carryforwards. The Company, however, no longer has significant net operating loss carryforwards. As a result, the Delaware Certificate of Incorporation does not contain restrictions on the transfer of GenCorp (Delaware)'s stock.

Removal of Directors

The existing Code of Regulations provides that the holders of at least 80% of the voting power of GenCorp (Ohio) entitling them to elect directors in place of those to be removed may remove any director from office without assigning any cause. The Delaware Bylaws provides that the holders of at least a majority of the voting power of GenCorp (Delaware) may remove any director with or without cause at any annual or special meeting of the stockholders.

Quorum

The existing Code of Regulations provides that, at any meeting of the shareholders, the presence in person or by proxy of the holders of at least a majority of the voting power of GenCorp (Ohio) constitutes a quorum for such meeting. The Delaware Bylaws would provide that at any meeting of stockholders, the presence in person or by proxy of the holders of at least a majority of the voting power of GenCorp (Delaware) constitutes a quorum for such meeting.

Advance Notice of Stockholder Business and Nominations

The existing Code of Regulations does not provide for advance notice with respect shareholder business proposals and director nominations. The Delaware Bylaws add advance notice provisions that a stockholder must follow if he, she or it intends to bring business proposals or director nominations, as applicable, before a meeting of stockholders. These advance notice provisions, among other things:

- Provide that for an annual meeting of stockholders, written notice of a stockholder's intention to make business proposals or nominate persons for election to the Board must be delivered to GenCorp (Delaware) not later than the ninetieth (90th) day or earlier than the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting. If an annual meeting of stockholders is held more than thirty (30) days before or more than seventy (70) days after the first anniversary of the preceding year's annual meeting, notice by the stockholder must be delivered (i) not earlier than one hundred twenty (120) days prior to such annual meeting and (ii) not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement is first made of the date of the annual meeting.
- Provide that if GenCorp (Delaware) has called a special meeting for the purpose of electing one or more directors to the Board, written notice of a stockholder's intention to nominate persons for election to the Board before such special meeting must be delivered to GenCorp (Delaware) (i) not earlier than the 120th day and (ii) not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.
- With respect to persons that the stockholder proposes to directly nominate as a director, provide that the stockholder's notice must set forth (i) as to each individual whom the stockholder proposes to nominate, all information relating to the person that is required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, pursuant to Section 14(a) of the Exchange Act, and (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

- With respect to any other business (other than the nomination of persons for the election of directors), provide that the stockholder's notice must set forth (i) a brief description of the business desired to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration or, in the case of a proposed amendment to the Delaware Bylaws, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting, and (iv) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.
- Provide other specifications for the content of the stockholder notice, including the name and address of the stockholder, the number of shares of GenCorp (Delaware)'s capital stock beneficially owned by such stockholder, a description of all arrangements or understandings between the stockholder and any other person with respect to the business proposal or nomination, any derivative security or other arrangement in GenCorp (Delaware)'s capital stock and statements on whether the stockholder intends to deliver a proxy statement to holders of GenCorp (Delaware)'s outstanding capital stock or solicit proxies in support of its proposal or nomination.

Approval Requirements Applicable to Certain Transactions

Under the OGCL, an agreement of merger or consolidation must be approved by the directors of each constituent corporation and adopted by the affirmative vote of the shareholders of each constituent Ohio corporation (other than the surviving corporation in the case of a merger) holding at least two-thirds of the corporation's voting power, or a different proportion, but not less than a majority of the voting power, as provided in the articles of incorporation. In the case of a merger, the OGCL also requires the adoption of the agreement of merger by the shareholders of the surviving corporation by similar vote, if one or more of the following conditions exist:

- the articles of incorporation or regulations of the surviving corporation then in effect require that the agreement be adopted by the shareholders or by the holders of a particular class of shares of that corporation;
- the agreement of merger conflicts with the articles of incorporation or the code of regulations of the surviving corporation then in effect, or changes the articles of incorporation or the code of regulations, or authorizes any action that, if it were being made or authorized apart from the merger, would otherwise require adoption by the shareholders or by the holders of a particular class of shares of that corporation;
- the merger involves the issuance or transfer by the surviving corporation to the shareholders of the other constituent corporation or corporations of shares of the surviving corporation that would entitle the holders of the shares immediately after the consummation of the merger to exercise one-sixth or more of the voting power of that corporation in the election of directors; or
- the agreement of merger makes a change in the directors of the surviving corporation that would otherwise require action by the shareholders or by the holders of a particular class of shares of that corporation.

Under the OGCL, the merger of a 90%-owned subsidiary into its parent corporation only needs to be approved by the board of directors of each constituent Ohio corporation.

Subject to limited exceptions, the OGCL requires the approval of two-thirds of the voting power of the corporation, or a different proportion as provided in the articles of incorporation (not less than a majority of the corporation's voting power), for:

- the consummation of combinations or majority share acquisitions involving the transfer or issuance by the acquiring corporation of shares that would entitle the holders to exercise at least one-sixth of the voting power of the corporation in the election of directors immediately after the consummation of the transaction;

- the disposition of all or substantially all of the corporation's assets other than in the usual and regular course of business; and
- voluntary dissolutions.

GenCorp (Ohio) has not adopted Ohio's default two-thirds' approval requirement for mergers and consolidations, dissolutions and asset sales; instead, the Article of Incorporation only require the affirmative vote of a majority of the outstanding voting power of GenCorp (Ohio) to approve such transactions.

Under the DGCL, an agreement of merger or consolidation must be approved and declared advisable by the board of directors of each constituent corporation and adopted by the affirmative vote of the stockholders of each constituent corporation holding at least a majority of the outstanding voting power, or by a greater vote as provided in the certificate of incorporation. Additionally, the DGCL provides that, unless its certificate of incorporation provides otherwise, no vote of the stockholders of the surviving corporation is required to approve a merger if:

- the agreement of merger does not amend in any respect the corporation's certificate of incorporation;
- each share of stock of such surviving corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and
- either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered in the merger or the number of shares of common stock of the surviving corporation to be issued or delivered in the merger plus the number of shares of common stock into which any other shares, securities or obligations to be issued or delivered in the merger are initially convertible does not exceed 20% of the shares of common stock of the corporation outstanding immediately prior to the effective date of the merger.

Under the DGCL, the merger of a 90%-owned subsidiary into its parent corporation only needs to be approved by the board of directors of the parent corporation. In addition, under the DGCL, unless the corporation's certificate of incorporation provides otherwise, a corporation may engage in a merger without a stockholder vote where the merger causes the corporation's stockholders to become stockholders in a holding company of which the corporation becomes a direct or indirect wholly owned subsidiary, provided that the holding company shares received by the corporation's stockholders have the same rights as the shares formerly held by such stockholders, the certificate of incorporation and bylaws of the holding company have the same provisions as the certificate of incorporation and bylaws of the corporation, and the other requirements set forth in Section 251(g) of the DGCL are complied with.

The DGCL does not require stockholder approval in the case of combinations (other than business combinations coming within Section 203 of the DGCL) and majority share acquisitions. The DGCL requires the approval by the holders of a majority of the outstanding voting stock of the corporation of (i) the disposition of all or substantially all of a corporation's property and assets and (ii) the dissolution of the corporation, unless a greater vote is provided for in the certificate of incorporation. The Delaware Certificate of Incorporation would not change the effect of Delaware law with respect to such voting requirements.

Actions by Shareholders without a Meeting

Under the OGCL, unless the articles of incorporation or the code of regulations adopted by the shareholders prohibit the authorization or taking of any action of the shareholders without a meeting, any action which may be authorized or taken at a meeting of the shareholders may be authorized or taken without such meeting by the written approval of all the shareholders entitled to notice of the meeting. However, in the case of an amendment to or adoption or repeal of a corporation's code of regulations, the

OGCL only requires the written approval of two-thirds of all outstanding shares entitled to vote, or a different proportion but not less than a majority of the voting power, as provided in the articles of incorporation or the code of regulations. GenCorp (Ohio)'s existing Articles of Incorporation and the Code of Regulations do not prohibit shareholders from taking actions by written consent without a meeting and the Code of Regulations permit the holders of at least two-thirds of the voting power of GenCorp (Ohio) to amend the Code of Regulations by written consent without a meeting.

Under the DGCL, unless the certificate of incorporation provides otherwise, any action which may be authorized or taken at a meeting of the stockholders may be authorized or taken without a meeting, without prior notice and without a vote, by written consent of the holders of shares of outstanding stock having the votes necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted. The Delaware Certificate of Incorporation does not vary from the Delaware statutory default rule.

Class Voting

Under the OGCL, holders of a particular class of shares are entitled to vote as a separate class if the rights of such class are affected by mergers, consolidations or amendments to the articles of incorporation, and as otherwise provided in the articles of incorporation. The DGCL requires voting by separate classes only with respect to amendments to the certificate of incorporation which adversely affect the holders of such classes or which increase or decrease the aggregate number of authorized shares or the par value of the shares of any such classes, and as otherwise provided in the certificate of incorporation.

Appraisal and Dissenters' Rights

Under the OGCL, dissenting shareholders are entitled to dissenters' rights in connection with (i) the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation and (ii) amendments to a corporation's articles of incorporation that change either the rights of shareholders in a substantially prejudicial manner, the purpose of the corporation substantially or the corporation into a nonprofit corporation. In addition, the following shareholders of Ohio corporations are also entitled to appraisal rights:

- shareholders of a corporation being merged, consolidated or converted into a surviving or new entity;
- shareholders of a corporation that survives a merger who are entitled to vote on the adoption of an agreement of merger;
- shareholders of the acquiring corporation in a combination or a majority share acquisition who are entitled to vote on the adoption of the transaction; and
- shareholders of a subsidiary corporation (at least 90%-owned by its parent corporation) into which the parent corporation is merged.

Under the DGCL, appraisal rights are available only in connection with statutory mergers or consolidations, or amendment of a corporation's certificate of incorporation to cause it to become a public benefit corporation. In addition, in the case of mergers other than mergers causing a corporation to become a public benefit corporation, unless the certificate of incorporation provides otherwise (and the Delaware Certificate of Incorporation does not so provide), the DGCL does not provide appraisal rights for any class or series of stock (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders, except that appraisal rights are available for stockholders who, by the terms of the agreement of merger or consolidation, are required to accept anything other than:

- shares of the corporation surviving or resulting from the merger or consolidation;
- shares of any other corporation which at the effective time of the merger or consolidation are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

- cash in lieu of fractional shares; or
- any combination of the foregoing shares and cash in lieu of fractional shares.

Dividends

The directors of an Ohio corporation may declare and pay dividends on outstanding shares of the corporation in an amount that does not exceed the surplus of the corporation (the excess of its assets over the sum of its liabilities and stated capital). An Ohio corporation may not pay any dividend to the holders of shares of any class in violation of the rights of the holders of shares of any other class, or when a corporation is insolvent or there is reasonable ground to believe that by such payment it would be rendered insolvent. An Ohio corporation must notify its shareholders if a dividend is paid out of capital surplus.

The directors of a Delaware corporation may declare and pay dividends upon the shares of its capital stock out of any surplus of the corporation (the excess of its assets over the sum of its liabilities and capital) and, if it has no surplus, out of any net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets.

Repurchases

Under the OGCL, a corporation may repurchase its own shares if authorized to do so by its articles of incorporation or under certain additional limited circumstances but may not do so if immediately thereafter its assets would be less than its liabilities plus its stated capital, if any, or if the corporation is insolvent or would be rendered insolvent by such a purchase. The existing Articles of Incorporation permit GenCorp (Ohio) to repurchase its shares.

Under the DGCL, a corporation may not repurchase its stock if its capital is impaired or the repurchase would cause its capital to be impaired, except that a corporation may purchase out of capital shares of preferred stock (or, if no shares of preferred stock are outstanding, shares of common stock), if such stock will be retired upon its acquisition and if the capital of the corporation will be reduced in accordance with the applicable provisions of the DGCL. Otherwise, shares of common stock must be purchased out of surplus, if any. One of the advantages to reincorporating into Delaware is that there is a well-established body of case law construing the DGCL, including with respect to the criteria for a corporation to repurchase its securities.

Revocability of Proxies

Under the OGCL, a duly executed proxy is revocable unless the appointment is coupled with an interest, except that proxies given in connection with the shareholder authorization of a control share acquisition are revocable at all times prior to obtaining shareholder authorization, whether or not coupled with an interest. Under the DGCL, a duly executed proxy is irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

Comparison of Director and Officer Liability and Indemnification Under Ohio and Delaware Law

Ohio

Section 1701.13(E) of the OGCL authorizes corporations to indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than derivative actions) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager or agent of another entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if the person had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of *nolo contendere* or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the person had reasonable cause to believe that the person's conduct was unlawful. An Ohio corporation may also provide indemnification in derivative actions for expenses and attorneys' fees actually and reasonably incurred in connection with the defense or settlement of an action if the officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation. Ohio law does not expressly authorize indemnification against judgments, fines and amounts paid in settlement in such actions. An Ohio corporation may not indemnify a director, officer, employee or agent in derivative actions for expenses and attorneys' fees if such person is adjudged to be liable to the corporation for negligence or misconduct in the performance of such person's duties to the corporation, unless and only to the extent that a court determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity.

Section 1701.13(E) of the OGCL provides directors, officers, employees and agents of Ohio corporations with an absolute right to indemnification for expenses (including attorneys' fees) actually and reasonably incurred by them to the extent they are successful in defense of any action, suit or proceeding, including derivative actions, brought against them, or in defense of any claim, issue or matter asserted in any such proceeding. A director, officer, employee or agent is entitled to such indemnification if such person's success is "on the merits or otherwise," thus mandating indemnification if the indemnitee is successful on the merits or if the indemnitee is successful, for example, in asserting a procedural defense, such as a claim that the action is barred by the applicable statute of limitations, or if the indemnitee is released pursuant to a negotiated settlement without making payment or providing other consideration.

Unless otherwise provided in the corporation's articles of incorporation or regulations, directors (but not officers, employees or agents) of Ohio corporations are entitled to mandatory payment of expenses by the corporation as they are incurred, in advance of the final disposition of the action, suit or proceeding, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that the director's act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

Section 1701.13(E) of the OGCL states that the indemnification provided thereby is not exclusive of any other rights granted to those persons seeking indemnification under the articles of incorporation, the regulations, any agreement, a vote of the shareholders or disinterested directors or otherwise.

The OGCL authorizes Ohio corporations to purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit and self-insurance, for director, officer, employee or agent liability, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

The existing Code of Regulations provides directors and officers with the broadest indemnification permitted under Section 1701.13(E) of the OGCL. The Code of Regulations require GenCorp (Ohio) to indemnify and hold harmless any person who is or was a director or officer of GenCorp (Ohio) and who is or was a party or is threatened to be made a party to, or is or was involved or threatened to be involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of GenCorp (Ohio), or is or was serving at the request of GenCorp (Ohio) as a director, trustee, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, from and against any expenses (including attorneys' fees) incurred by a director in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent them permitted by the OGCL, such expenses incurred by any other person.

The existing Code of Regulations states that the indemnification provided thereby is not exclusive of any other rights to which any person seeking indemnification may be entitled. Additionally, the Code of Regulations provides that GenCorp (Ohio) may purchase and maintain insurance, or furnish similar protection, including, but not limited to, trust funds, letters of credit or self-insurance, for or on behalf of any person who is or was a director, officer, employee or agent of GenCorp (Ohio), or is or was serving at the request of GenCorp (Ohio) as a director, trustee, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not GenCorp (Ohio) would have the power to indemnify such person against such liability under the Code of Regulations.

Ohio has codified the directors' common law duty of care and, in part, their common law duty of loyalty. Section 1701.59(B) of the OGCL provides in pertinent part:

A director shall perform the director's duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances.

Under Ohio law, unless otherwise provided in a corporation's articles of incorporation or regulations, a director of the corporation is not liable for damages for any action that the director takes or fails to take as a director of the corporation unless it is proved by clear and convincing evidence that such director's action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This higher standard of proof must be met in any action brought against a director for breach of such director's duties, including any action involving or affecting: (i) a change or potential change in control of the corporation; (ii) a termination or potential termination of the director's service to the corporation as a director; or (iii) the director's service in any other position or relationship with the corporation. The higher standard of proof, however, does not affect the liability of directors for unlawful loans, dividends or distributions under Section 1701.95 of the OGCL. There is no comparable provision limiting the liability of officers, employees or agents of Ohio corporations.

Ohio law provides specific statutory authority for directors to consider, in addition to the interests of the corporation's shareholders, each of the following in determining what the directors reasonably believe to be in the best interests of the corporation:

- the interests of the corporation's employees, suppliers, creditors and customers;
- the economy of the state and nation;
- community and societal considerations; and
- the long-term and the short-term interests of the corporation and its shareholders and the possibility that these interests may be best served by the continued independence of the corporation.

Delaware law contains no similar specific statutory authority.

Delaware

Section 102(b)(7) of the DGCL permits a Delaware corporation to limit or eliminate a director's personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to:

- a breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- an unlawful distribution to stockholders or repurchase of shares for which directors would be liable under Section 174 of the DGCL; or
- any transaction from which the director derived an improper personal benefit.

The Delaware Certificate of Incorporation eliminates the personal liability of the directors of GenCorp (Delaware) to the fullest extent permitted by Section 102(b)(7) of the DGCL.

Section 145 of the DGCL authorizes corporations to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. This indemnification does not apply to an action by or in the right of the corporation — a "derivative action." The standard differs in the case of derivative actions, in that indemnification only extends to attorneys' fees and other expenses actually and reasonably incurred in connection with the defense or settlement of such actions. The DGCL requires court approval before a corporation may indemnify a person who has been found liable to the corporation. To the extent that a present or former director or officer of a corporation is successful on the merits or otherwise in defense of any action, suit or proceeding, including derivative actions, brought against such person or in defense of any claim, issue or matter asserted in any such proceeding, indemnification for attorneys' fees and other expenses is mandated by the DGCL. Advancement of expenses incurred by a director or officer is permissive only and the indemnified person must repay such expenses if it is ultimately determined that he or she is not entitled to indemnification. Section 145 of the DGCL, like Section 1701.13(E) of the OGCL, states that the indemnification and advancement of expenses provided thereby is not exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The Delaware Bylaws require GenCorp (Delaware) to indemnify and hold harmless any person who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of GenCorp (Delaware), or is or was serving at the request of GenCorp (Delaware) as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body, to the fullest extent permitted by the laws of Delaware as they may exist from time to time. The right to indemnification conferred in the Delaware Bylaws also includes the right to be paid by GenCorp (Delaware) for the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the laws of Delaware as they may exist from time to time. However, the Delaware Bylaws provide that no indemnification or advancement of expenses will be available for any action initiated by the indemnitee (other than an action to enforce indemnification or advancement rights under the Delaware Bylaws) unless such action is approved by the Board.

Section 145 of the DGCL authorizes Delaware corporations to purchase liability insurance for their directors, officers, employees and agents, regardless of whether any such individual is otherwise eligible for indemnification by the corporation. Similarly, the Delaware Bylaws permit GenCorp (Delaware) to purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of GenCorp (Delaware), or is or was serving at the request of GenCorp (Delaware) as a director, officer, employee or agent for another corporation, partnership, joint venture, trust or other enterprise against any expense, liability, or loss.

Possible Anti-Takeover Effect of Provisions

Both the existing Articles of Incorporation and Code of Regulations, as well as Ohio law, and the Delaware Certificate of Incorporation and Delaware Bylaws, as well as Delaware law, contain some provisions that may be viewed as having a possible anti-takeover effect.

Authorized Preferred Shares

Under both the Article of Incorporation and the Delaware Certificate of Incorporation, the Board is authorized to issue 15,000,000 preferred shares. In each case, the Board may issue these preferred shares in one or more series and may establish the designations, preferences and rights, including voting rights, of each series. These preferred shares of GenCorp (Ohio) are, and the shares of preferred stock of GenCorp (Delaware) would be (upon the filing of a certificate of designations with the Delaware Secretary of State pursuant to a Board resolution), available for issuance from time to time to any person for such consideration as the Board may determine without the requirement of further action by our shareholders, except as required by the New York Stock Exchange or other exchange on which our shares are then listed. These preferred shares may be issued for any proper corporate purpose. Some potential corporate purposes include the issuance in a public or private sale for cash as a means of obtaining additional capital for use in our business and operations, issuance as part or all of the consideration required to be paid for acquisitions of other business properties and issuance as a share dividend to equity holders. The Board does not intend to issue any preferred stock except on terms that the Board deems to be in the best interests of GenCorp (Delaware) and its stockholders. Depending on its terms, the issuance of preferred stock may or may not have a dilutive effect on the equity interest or voting power of the then current shareholders of GenCorp (Ohio).

Although our Board has no present intention to do so, authorized but unissued and undesignated preferred shares may also be issued as a defense to an attempted takeover. For example, the Board could, to the extent consistent with the directors' fiduciary duties, sell a block of preferred stock to a "white knight" or to persons who are loyal to current management, thereby diluting the share ownership of persons seeking to obtain control. The Board could utilize the authorized but unissued and undesignated preferred stock to fund a new rights plan or "poison pill."

Actions by Shareholders Without a Meeting

For a discussion of actions by shareholders without a meeting under GenCorp (Ohio)'s constitutive documents, the OGCL, GenCorp (Delaware)'s constitutive documents and the DGCL, see "—Certain Other Effects of the Reincorporation – Actions by Shareholders without a Meeting." The Ohio requirement that actions by written consent without a meeting be unanimous (subject to the exceptions applicable to an amendment to or adoption or repeal of a corporation's regulations) may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder may consider to be in its best interest.

Special Meetings of Shareholders

Limits on the rights of shareholders to call special meetings of shareholders could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of shareholders for the purpose of considering the removal of directors or an acquisition offer. The Code of Regulations provides that shareholders of GenCorp (Ohio) holding at least 25% of the outstanding shares entitled to vote thereat may call special meetings of shareholders. The DGCL does not require a corporation to call a special meeting at the request of stockholders. The Delaware Bylaws, however, provide that special meetings may be called by the President or the Secretary upon the written request of stockholders representing at least 25% in voting power of the stock entitled to vote on the matter

Vote Required and Board Recommendation

The affirmative vote of the holders of at least two-thirds of the outstanding shares is necessary to approve this proposal. Abstentions and broker non-votes will have the effect of negative votes with respect to this proposal.

The Board unanimously recommends a vote FOR the Reincorporation

PROPOSAL 3
ADVISORY VOTE ON GENCORP'S EXECUTIVE COMPENSATION PROGRAM

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Company is providing its shareholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in the Compensation Discussion and Analysis, the Company's executive compensation program is designed to support our business goals and promote both short-term and long-term growth and directly link pay to performance. The compensation program for executive officers has historically consisted of the following principal elements: short-term compensation, including base salaries and annual cash incentive awards; long-term compensation equity incentive awards, including restricted stock, stock options and cash-settled SARs; and in-service and post-retirement/employment benefits.

We are asking shareholders to indicate their support for the compensation of the executive officers named in the "Summary Compensation Table" included in this Proxy Statement (referred to as the "Named Executive Officers"). This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to express their views on the Named Executive Officers' compensation. Accordingly, we will ask shareholders to vote "FOR" the following resolution at the Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2014 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2013 Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Organization & Compensation Committee or our Board of Directors. The Board of Directors and the Organization & Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Organization & Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The approval of this resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board.

The Board unanimously recommends a vote FOR the advisory approval of GenCorp's executive compensation.

PROPOSAL 4
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed PwC, an independent registered public accounting firm, to serve as the Company's independent auditors for fiscal 2014. The Audit Committee is submitting Proposal 4 to shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of the independent auditors, whether or not the Company's shareholders ratify the appointment.

Representatives of PwC are expected to be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so and respond to appropriate questions.

The affirmative vote of the holders of at least a majority of the votes cast at the Annual Meeting is necessary to approve Proposal 4, the ratification of the appointment of the Company's independent auditors. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote on Proposal 4. The persons named in the accompanying form of proxy intend to vote such proxies to ratify the appointment of PwC unless a contrary choice is indicated.

The Board unanimously recommends a vote FOR the ratification of the appointment of PwC as the Company's independent auditors for fiscal 2014.

Audit Fees

Audit fees billed for professional services rendered by them for the audit of the Company's annual financial statements, the review of financial statements included in the Company's quarterly reports on Form 10-Q, or services that are normally provided in connection with statutory audits were:

	Fiscal Year Ended	
	2013	2012
	In Thousands	
Legacy Aerojet	$2,740	$2,660
Rocketdyne Business Acquisition	550	—
Rocketdyne Business Post Acquisition	1,750	—
All Other	560	238
Total Audit fees	$5,600	$2,898

Audit-Related Fees

Audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, and are not reported under "Audit Fees" above were:

	Fiscal Year Ended	
	2013	2012
	In Thousands	
Rocketdyne Business Acquisition	$—	$309
Department of Energy	25	—
Total Audit-related fees	$25	$309

Tax Fees

Tax fees billed for professional services rendered by them for tax compliance, tax advice and tax planning were:

	Fiscal Year Ended	
	2013	2012
	In Thousands	
All Other	$43	$19
Total Tax fees	$43	$19

All Other Fees

All other fees billed for products and services provided by them, other than those reported under "Audit Fees," "Audit-Related Fees" and "Tax Fees," were:

	Fiscal Year Ended	
	2013	2012
	In Thousands	
Oracle ERP Implementation	$299	$230
All Other	4	7
Total All other fees	$303	$237

Audit fees relating to audits of the Company's Pension Plan and Retirement Savings Plan (the "Plans") are not included in the above amounts as they are paid out of the assets of the Plans.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Company's Independent Auditors

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditors.

Prior to engagement of the independent auditors for the next year's audit, management will submit an aggregate of services expected to be rendered during the year for Audit, Audit-Related, Tax and Other Fees for approval. Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent auditors and management to report actual fees versus the budget periodically throughout the year by category of service. During the fiscal year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditors.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Other Business

As of the time this Proxy Statement was printed, the Company was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but, if other matters do properly come before the Annual Meeting, it is the intention of the persons named in the accompanying form of proxy pursuant to discretionary authority conferred thereby, to vote the proxy in accordance with their best judgment on such matters.

Submission of Shareholder Proposals

Shareholders who intend to have their proposals considered for inclusion in the Company's proxy materials related to the 2015 annual meeting of shareholders must submit their proposals to the Company no later than October 10, 2014. Shareholders who intend to present a proposal at the 2015 annual meeting of shareholders without inclusion of that proposal in the Company's proxy materials are required to provide notice of their proposal to the Company no later than December 24, 2014. The Company's Proxy Statement for the 2015 annual meeting of shareholders will grant authority to the persons named in the proxy card to exercise their voting discretion with respect to any proposal of which the Company does not receive notice by December 24, 2014. All proposals for inclusion in the Company's proxy materials and notices of proposals should be sent to Chairman of the Corporate Governance & Nominating Committee, c/o Secretary, GenCorp Inc., 2001 Aerojet Road, Rancho Cordova, CA 95742.

It is important that proxies be voted promptly; therefore, shareholders who do not expect to attend in person are urged to vote by either (a) using the toll-free telephone number shown on your proxy card, (b) casting your vote electronically at the web site listed on your proxy card, or (c) if you have requested a full set of proxy materials to be sent to you, completing, signing, dating and promptly returning the accompanying proxy card in the enclosed envelope, which requires no postage if mailed in the United States.

By Order of the Board of Directors,

/s/ KATHLEEN E. REDD
Vice President,
Chief Financial Officer
and Assistant Secretary

February 7, 2014

APPENDIX A

FORM OF PLAN OF CONVERSION
OF
GENCORP INC., an Ohio corporation
TO
GENCORP INC., a Delaware corporation

This PLAN OF CONVERSION, dated as of [ ], 2014 (including all of the Exhibits attached hereto, this "Plan"), is hereby adopted by GenCorp Inc., an Ohio corporation (the "Company"), in order to set forth the terms, conditions and procedures governing the conversion of the Company from an Ohio corporation to a Delaware corporation pursuant to Section 265 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), and Section 1701.792 of the Ohio General Corporation Law, as amended (the "OGCL").

RECITALS

WHEREAS, the Company is a corporation established and existing under the laws of the State of Ohio;

WHEREAS, conversion of an Ohio corporation into a Delaware corporation is permitted under Section 265 of the DGCL and Section 1701.792 of the OGCL;

WHEREAS, the Board of Directors of the Company has determined that it would be advisable and in the best interests of the Company and its shareholders for the Company to convert from an Ohio corporation to a Delaware corporation pursuant to Section 265 of the DGCL and Section 1701.792 of the OGCL; and

WHEREAS, the form, terms and provisions of this Plan have been authorized, approved and adopted by the Board of Directors of the Company and the Company's shareholders.

NOW, THEREFORE, the Company hereby adopts this Plan as follows:

1. Conversion; Effect of Conversion.

(a) At the Effective Time (as defined in Section 3 below), the Company shall be converted from an Ohio corporation to a Delaware corporation pursuant to Section 265 of the DGCL and Section 1701.792 of the OGCL (the "Conversion") and the Company, as converted to a Delaware corporation (the "Converted Company"), shall thereafter be subject to all of the provisions of the DGCL, except that notwithstanding Section 106 of the DGCL, the existence of the Converted Company shall be deemed to have commenced on the date the Company commenced its existence in the State of Ohio. The Company shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed a dissolution of the Company. The Conversion otherwise shall have the effects specified in the DGCL and OGCL.

(b) At the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, the Converted Company shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the Company. At the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, for all purposes of the laws of the State of Delaware, all of the rights, privileges and powers of the Company, and all property, real, personal and mixed, and all debts due to the Company, as well as all other things and causes of action belonging to the Company, shall remain vested in the Converted Company and shall be the property of the Converted Company and the title to any real property vested by deed or otherwise in the Company shall not revert or be in any way impaired by reason of the Conversion; but all rights of creditors and all liens upon any property of the Company shall be preserved unimpaired, and all debts, liabilities and duties of the

Company shall remain attached to the Converted Company at the Effective Time, and may be enforced against the Converted Company to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by the Converted Company in its capacity as a corporation of the State of Delaware. The rights, privileges, powers and interests in property of the Company, as well as the debts, liabilities and duties of the Company, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Converted Company at the Effective Time for any purpose of the laws of the State of Delaware.

(c) The Conversion shall not be deemed to affect any obligations or liabilities of the Company incurred prior to the Conversion or the personal liability of any person incurred prior to the Conversion.

(d) At the Effective Time, the name of the Converted Company shall be:

GenCorp Inc.

(e) The Company intends for the Conversion to constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and for this Plan to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g).

2. Filings. As promptly as practicable following the date hereof, the Company shall cause the Conversion to be effective by:

(a) executing and filing (or causing to be executed and filed) a Certificate of Conversion pursuant to Section 1701.811 of the OGCL in a form reasonably acceptable to any officer of the Company (the "Ohio Certificate of Conversion") with the Ohio Secretary of State;

(b) executing and filing (or causing to be executed and filed) a Certificate of Conversion pursuant to Sections 103 and 265 of the DGCL in a form reasonably acceptable to any officer of the Company (the "Delaware Certificate of Conversion") with the Delaware Secretary of State; and

(c) executing, acknowledging and filing (or causing to be executed, acknowledged and filed) a Certificate of Incorporation of GenCorp Inc. substantially in the form set forth on Exhibit A hereto (the "Delaware Certificate of Incorporation") with the Delaware Secretary of State.

3. Effective Time. The Conversion shall become effective upon the filing and effectiveness of the Ohio Certificate of Conversion, the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation with the applicable secretary of state (the time of the effectiveness of the Conversion, the "Effective Time").

4. Effect of Conversion on Common Stock. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, each share of issued common stock, $0.10 par value per share, of the Company ("Company Common Stock") shall convert into one validly issued, fully paid and nonassessable share of common stock, $0.10 par value per share, of the Converted Company ("Converted Company Common Stock").

5. Effect of Conversion on Outstanding Stock Options. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, each option to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent option to acquire, upon the same terms and conditions (including the exercise price per share applicable to each such option) as were in effect immediately prior to the Effective Time, the same number of shares of Converted Company Common Stock.

6. Effect of Conversion on Outstanding Warrants or Other Rights. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, each warrant or other right to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent warrant or other right to acquire, upon the same terms and conditions (including the exercise price per share applicable to each such warrant or other right) as were in effect immediately prior to the Effective Time, the same number of shares of Converted Company Common Stock.

7. Effect of Conversion on Stock Certificates. Upon the terms and subject to the conditions of this Plan, at the Effective Time, all of the outstanding certificates that immediately prior to the Effective Time represented shares of Company Common Stock immediately prior to the Effective Time shall be deemed for all purposes to continue to evidence ownership of and to represent the same number of shares of Converted Company Common Stock.

8. Effect of Conversion on Employee Benefit, Incentive Compensation or Other Similar Plans. Upon the terms and subject to the conditions of this Plan, at the Effective Time, by virtue of the Conversion and without any further action on the part of the Company or its shareholders, each employee benefit plan, incentive compensation plan or other similar plan to which the Company is a party shall continue to be a plan of the Converted Company. To the extent that any such plan provides for the issuance of Company Common Stock, at the Effective Time, such plan shall be deemed to provide for the issuance of Converted Company Common Stock. A number of shares of Converted Company Common Stock shall be reserved for issuance under such plan or plans equal to the number of shares of Company Common Stock so reserved immediately prior to the effective date of the Conversion.

9. Further Assurances. If, at any time after the Effective Time, the Converted Company shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or proper, consistent with the terms of this Plan, (a) to vest, perfect or confirm, of record or otherwise, in the Converted Company its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Company, or (b) to otherwise carry out the purposes of this Plan, the Converted Company, its officers and directors and the designees of its officers and directors, are hereby authorized to solicit in the name of the Converted Company any third-party consents or other documents required to be delivered by any third-party, to execute and deliver, in the name and on behalf of the Converted Company all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of the Converted Company, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Company and otherwise to carry out the purposes of this Plan.

10. Effect of Conversion on Directors and Officers. The members of the Board of Directors and the officers of the Converted Company immediately after the Effective Time shall be those individuals who were serving as directors and officers, respectively, of the Company.

11. Delaware Bylaws. To the fullest extent permitted by law, at the Effective Time, the bylaws of the Converted Company shall be substantially in the form set forth on Exhibit B hereto (the "Delaware Bylaws"), and the Board of Directors of the Converted Company shall approve and ratify the Delaware Bylaws as promptly as practicable following the Effective Time.

12. Delaware Indemnification Agreements. As promptly as practicable following the Effective Time, the Converted Company shall enter into an Indemnification Agreement substantially in the form set forth on Exhibit C hereto with each member of the Board of Directors of the Converted Company, and each officer of the Converted Company, that is currently a party to an indemnification agreement with the Company.

13. Termination. At any time prior to the Effective Time, this Plan may be terminated and the transactions contemplated hereby may be abandoned by action of the Board of Directors of the Company if, in the opinion of the Board of Directors of the Company, such action would be in the best interests of the Company and its shareholders. In the event of termination of this Plan, this Plan shall become void and of no effect.

14. Third Party Beneficiaries. This Plan shall not confer any rights or remedies upon any person other than as expressly provided herein.

15. Severability. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

16. Governing Law. This Plan shall be construed in accordance with and governed by the law of the State of Delaware, without regard to the conflict of laws provisions thereof.

Exhibit A to Appendix A

CERTIFICATE OF INCORPORATION

OF

GENCORP INC.

FIRST: The name of this corporation is GenCorp Inc. (the "Corporation").

SECOND: The registered office of the Corporation in the State of Delaware is to be located at 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The registered agent at such address in charge thereof shall be The Corporation Trust Company, Corporation Trust Center.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: (A) The aggregate number of shares of stock that the Corporation is authorized to issue is One Hundred Sixty-Five Million (165,000,000), of which One Hundred Fifty Million (150,000,000) shares are common stock having a par value of Ten Cents ($0.10) per share ("Common Stock"), and Fifteen Million (15,000,000) shares are preferred stock having a par value of One Dollar ($1.00) per share ("Preferred Stock").

(B) Preferred Stock may be issued from time to time in one or more series. The board of directors of the Corporation (the "Board") is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (any such certificate, a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, and restrictions thereof. The authority of the Board with respect to each series shall include, but shall not be limited to and shall not require (unless otherwise required by applicable law), determination of the following:

(i) The designation of the series, which may be by distinguishing number, letter, or title;

(ii) The number of shares of the series, which number the Board may thereafter (except where otherwise provided in the applicable Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii) The amounts payable on, and the preferences, if any, of, shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv) The dates on which dividends, if any, shall be payable;

(v) The redemption rights and price or prices, if any, for shares of the series;

(vi) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii) The amounts payable on, and the preferences, if any, of, shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation;

(viii) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereto, the date or dates at which such shares shall be convertible or exchangeable, and all other terms and conditions upon which such conversion or exchange may be made;

(ix) Restrictions on the issuance of shares of the same series or of any other class or series;

(x) The voting rights, if any, of the holders of shares of the series.

(C) Common Stock shall be subject to the express terms of any series of Preferred Stock. Except as may otherwise be provided in this Certificate of Incorporation, in a Preferred Stock Designation, or by applicable law, (i) each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock so held upon all questions presented to the stockholders of the Corporation, (ii) only shares of Common Stock shall be voted in elections of directors and for all other purposes, and (iii) shares of Preferred Stock shall not entitle the holder thereof to vote at or receive notice of any meeting of the stockholders of the Corporation.

(D) No share of Common Stock or Preferred Stock shall give any holder thereof any preemptive right to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized.

FIFTH: The name and mailing address of the incorporator is Christopher C. Cambria, 2001 Aerojet Road, Rancho Cordova, CA 95742.

SIXTH: Provisions for the management of the business and for the conduct of the affairs of the Corporation and provisions creating, defining, limiting, and regulating the powers of the Corporation, the Board, and the stockholders are as follows:

(A) The Board shall have the power to make, adopt, alter, amend, and repeal the bylaws of the Corporation without the assent or vote of the stockholders, including without limitation the power to fix, from time to time, the number of directors that shall constitute the whole Board, subject to the right of the stockholders to alter, amend, and repeal the bylaws made by the Board.

(B) Election of directors of the Corporation need not be by written ballot unless the bylaws so provide.

(C) The Board in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such contract or act, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation that is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interest or for any other reason.

(D) In addition to the powers and authority herein or by statute expressly conferred upon it, the Board is hereby expressly empowered to exercise all such powers and to do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Certificate of Incorporation as they may be amended, altered, or changed from time to time, and to any bylaws from time to time made by the Board or stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the Board that would have been valid if such bylaw had not been made.

(E) The holders of shares of stock of the Corporation of any class that is not otherwise entitled to voting power shall not be entitled to vote upon the increase or decrease in the number of authorized shares of such class.

SEVENTH: To the fullest extent permitted by the DGCL, including, without limitation, as provided in Section 102(b)(7) of the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after the effective date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification or with respect to events occurring prior to such time.

EIGHTH: (A) Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as such director, officer, employee, or agent, or in any other capacity while serving as such director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the DGCL permitted the Corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys' fees, judgments, fines, other expenses and losses, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of his or her heirs, executors, and administrators; provided, however, that, except as provided in paragraph (B) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article EIGHTH shall be a contract right and shall include the right of a director or officer to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, which undertaking shall itself be sufficient without the need for further evaluation of any credit aspects of the undertaking or with respect to such advancement, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by a final, non-appealable order of a court of competent jurisdiction that such director or officer is not entitled to be indemnified under this Article EIGHTH or otherwise.

(B) If a claim under paragraph (A) of this Article EIGHTH is not paid in full by the Corporation within sixty (60) days after a written claim, together with reasonable evidence as to the amount of such claim, has been received by the Corporation, except in the case of a claim for advancement of expenses (including attorneys' fees), in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense, including attorneys' fees, of prosecuting such suit. It shall be a defense to any such suit, other than a suit brought to enforce a claim for expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation, that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board or a committee thereof, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including the Board or a committee thereof, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by an indemnitee to enforce a right to indemnification or to advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to such indemnification, or to such advancement of expenses, under this Article EIGHTH or otherwise shall be on the Corporation.

(C) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article EIGHTH shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, bylaw, agreement, or vote of stockholders or disinterested directors, or otherwise.

(D) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

(E) In the case of a claim for indemnification or advancement of expenses against the Corporation under this Article EIGHTH arising out of acts, events, or circumstances for which the claimant, who was at the relevant time serving as a director, officer, employee, or agent of any other entity at the request of the Corporation, may be entitled to indemnification or advancement of expenses pursuant to such other entity's certificate of incorporation, bylaws, or other governing document, or a contractual agreement between the claimant and such entity, the claimant seeking indemnification or advancement of expenses hereunder shall first seek indemnification or advancement of expenses pursuant to any such governing document or agreement. To the extent that amounts to be paid in indemnification or advancement to a claimant hereunder are paid by such other entity, the claimant's right to indemnification and advancement of expenses hereunder shall be reduced.

NINTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under § 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under § 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/ or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (C) any action asserting a claim arising pursuant to any provision of the DGCL, or (D) any action asserting a claim governed by the internal affairs doctrine as such doctrine exists under the law of the State of Delaware.

ELEVENTH: The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

TWELFTH: The Corporation reserves the right to restate this Certificate of Incorporation and to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors, and officers are subject to this reserved power.

THE UNDERSIGNED, being the sole incorporator, for the purpose of forming a corporation pursuant to the DGCL and the Acts amendatory thereof and supplemental thereto, does make and file this Certificate of Incorporation, hereby declaring and certifying that the facts stated herein are true, and accordingly hereunto has set my hand and seal this , 2014.

Christopher C. Cambria
Incorporator

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Exhibit B to Appendix A

GENCORP INC.

BYLAWS

GENCORP INC.

BYLAWS

ARTICLE 1. OFFICES

Section 1.1. Registered Office. The address of the registered office of the Corporation in Delaware shall be 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The registered agent at such address in charge thereof shall be The Corporation Trust Company, Corporation Trust Center, all of which shall be subject to change from time to time as permitted by law.

Section 1.2. Other Offices. The Corporation may also have an office or offices or place or places of business within or without the State of Delaware as the Board may from time to time designate.

ARTICLE 2. STOCKHOLDERS' MEETINGS

Section 2.1. Annual Meeting. The annual meeting of the Stockholders shall be held at the principal place of business of the Corporation or at such other place as shall be designated in the notice of such meeting on such date and at such hour during the month of March as may be fixed by resolution of the Board, for the purpose of electing Directors and for transacting other proper business.

Section 2.2. Special Meetings. Special meetings of the Stockholders for any purpose or purposes may be called at any time by the Board and shall be called upon written request by Stockholders holding shares of Stock entitling such Stockholders to cast at least twenty-five percent (25%) of the votes that would be cast if all issued and outstanding shares of Stock entitled to vote at such meeting were present and voted. Such written request shall be delivered to the President or Secretary, and upon delivery thereof, it shall be the duty of the President or Secretary to give notice of such meeting in the manner hereinafter provided. If such written request be refused, the Stockholders making such request may call such meeting by giving notice thereof in the manner hereinafter provided.

Section 2.3. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of the Corporation and the proposal of other business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or any committee thereof, or (C) by any Stockholder who was a Stockholder at the time the notice provided for in this Section 2.3 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.3.

(2) For any nominations or other business to be properly brought before an annual meeting by a Stockholder pursuant to clause (C) of paragraph (a)(1) of this Section 2.3, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and any such proposed business (other than the nominations of persons for election to the Board) must constitute a proper matter for Stockholder action. To be timely, a Stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the Stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an

adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above. Such Stockholder's notice shall set forth (A) as to each person whom the Stockholder proposes to nominate for election as a Director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, and (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; (B) as to any other business that the Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such Stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class or series and number of shares of Stock that are owned beneficially and of record by such Stockholder and such beneficial owner, (iii) a description of any agreement, arrangement, or understanding with respect to the nomination or proposal between or among such Stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Stockholder's notice by, or on behalf of, such Stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of Stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or such beneficial owner, with respect to securities of the Corporation, (v) a representation that the Stockholder is a holder of record of Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the Stockholder or the beneficial owner, if any, intends or is part of a group that intends (I) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding Stock required to approve or adopt the proposal or elect the nominee and/or (II) otherwise to solicit proxies or votes from Stockholders in support of such proposal or nomination, and (vii) any other information relating to such Stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of Directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 2.3 shall be deemed satisfied by a Stockholder with respect to business other than a nomination if the Stockholder has notified the Corporation of his, her, or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such Stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a Director.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 2.3 to the contrary, in the event that the number of Directors to be elected to the Board of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (a)(2) of this Section 2.3, and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the

preceding year's annual meeting, a Stockholder's notice required by this Section 2.3 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of Stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of Stockholders at which Directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board or any committee thereof or Stockholders pursuant to Section 2.2 hereof, or (2) provided that the Board or Stockholders pursuant to Section 2.2 hereof has determined that Directors shall be elected at such meeting, by any Stockholder of the Corporation who is a Stockholder at the time the notice provided for in this Section 2.3 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.3. In the event the Corporation calls a special meeting of Stockholders for the purpose of electing one or more Directors, any such Stockholder entitled to vote in such election of Directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the Stockholder's notice required by paragraph (a)(2) of this Section 2.3 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

(c) General.

(1) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.3 shall be eligible to be elected at an annual or special meeting of Stockholders to serve as Directors, and only such business shall be conducted at a meeting of Stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.3. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.3 (including whether the Stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group that solicited) or did not so solicit, as the case may be, proxies or votes in support of such Stockholder's nominee or proposal in compliance with such Stockholder's representation as required by clause (a)(2)(C)(vi) of this Section 2.3), and (B) if any proposed nomination or business was not made or proposed in compliance with this Section 2.3, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.3, unless otherwise required by law, if the Stockholder (or a qualified representative of the Stockholder) does not appear at the annual or special meeting of Stockholders to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.3, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as

proxy at the meeting of Stockholders, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(2) For purposes of this Section 2.3, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press, or other national news service, or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 2.3, a Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.3; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.3 (including paragraphs (a)(1)(C) and (b) hereof), and compliance with paragraphs (a)(1)(C) and (b) of this Section 2.3 shall be the exclusive means for a Stockholder to make nominations or submit other business (other than, as provided in the penultimate sentence of (a)(2), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 2.3 shall be deemed to affect any rights (A) of Stockholders to request inclusion of proposals or nominations in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act, or (B) of the holders of any series of Preferred Stock to elect Directors pursuant to any applicable provisions of the certificate of incorporation.

Section 2.4. Time and Place of Special Meetings. Special meetings of the Stockholders shall be held at such times and at such places as shall be designated in the notices of such meetings.

Section 2.5. Notice of Meetings. Notice of all Stockholders' meetings shall be given in writing (a) by the President or Secretary or another officer of the Corporation authorized to give such notice, or (b) in case of a special meeting duly requested by Stockholders pursuant to Section 2.2 and for which the President or Secretary has refused to give notice, by the Stockholders entitled to call such meeting. Notice of any Stockholders' meeting shall state the date and hour when and the place where it is to be held, the record date for determining the Stockholders entitled to vote at such meeting if such date is different from the record date for determining the Stockholders entitled to notice of such meeting, and, in the case of a special meeting, the purpose or purposes for which such meeting is called. Subject to Section 6.3, and unless otherwise required by law, not more than sixty (60) nor less than ten (10) days prior to any such meeting, such notice shall be given to each Stockholder entitled to vote at such meeting as of the record date for determining the Stockholders entitled to notice of the meeting, directed by United States mail, postage prepaid, to such Stockholder's address as it appears upon the records of the Corporation.

Section 2.6. Record Date. The Board may fix a date, which date shall not precede the date upon which the resolution fixing such date is adopted by the Board and shall not be more than sixty (60) nor less than ten (10) days preceding any meeting of Stockholders, as the record date for the determination of the Stockholders entitled to notice of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of such meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining Stockholders entitled to notice of and to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which such meeting is held.

Section 2.7. List of Stockholders. The officer who has charge of the Stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the

Stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the Stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares of Stock registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting, during ordinary business hours, at the principal place of business of the Corporation. A list of Stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any Stockholder who is present. The stock ledger shall be the only evidence as to who are the Stockholders entitled to vote in person or by proxy at any meeting of Stockholders.

Section 2.8. **Voting.** Except as may be otherwise required by law, the Certificate of Incorporation, or these Bylaws, (a) every Stockholder shall be entitled to one (1) vote for each share of Stock held of record by such Stockholder on the record date for determining the Stockholders entitled to vote or act by written consent; (b) in all matters other than the election of Directors, the affirmative vote of the majority of shares of Stock present in person or represented by proxy at a Stockholders' meeting having a quorum and entitled to vote on the subject matter shall be the act of the Stockholders; and (c) Directors shall be elected by a plurality of the votes of the shares of Stock present in person or represented by proxy at a Stockholders' meeting having a quorum and entitled to vote on the election of Directors.

Section 2.9. **Proxies.** At any meeting of the Stockholders, any Stockholder entitled to vote thereat may be represented and may vote by duly authorized proxy or proxies. In the event that a Stockholder shall authorize three (3) or more persons to act as proxies, a majority of such persons present at the meeting, or if only one (1) such person shall be present, then that one (1), shall have and may exercise all of the powers conferred by such authorization upon all of the persons so authorized unless the authorization shall otherwise provide.

Section 2.10. **Quorum.** Except as may be otherwise required by law or the Certificate of Incorporation, at any meeting of the Stockholders, the presence in person or by proxy of the holders of record of shares of Stock that would constitute a majority of the votes if all outstanding shares of Stock entitled to vote at such meeting were present and voted shall be necessary to constitute a quorum; provided, however, that, where a separate vote by a class or series of Stock is required, a quorum shall consist of the presence in person or by proxy of the holders of record of shares of Stock that would constitute a majority of the votes of such class or series if all outstanding shares of Stock of such class or series entitled to vote at such meeting were present and voted. In the absence of a quorum and until a quorum is secured, either the chairman of the meeting or a majority of the votes cast at the meeting by Stockholders who are present in person or by proxy may adjourn the meeting, from time to time, without further notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. No business shall be transacted at any such adjourned meeting except such as might have been lawfully transacted at the original meeting.

Section 2.11. **Adjournment.** Any meeting of Stockholders may be adjourned at the meeting from time to time, either by the chairman of the meeting, for an announced proper purpose, or by the Stockholders, for any purpose, to reconvene at a later time and at the same or some other place, and, unless otherwise required by law, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. No business shall be transacted at any such adjourned meeting except such as might have been lawfully transacted at the original meeting.

Section 2.12. **Organization of Meetings.** Meetings of Stockholders shall be presided over by the chairman of the meeting, who shall be one of the following, here listed in the order of preference: (a) the Chairman; or (b) in the Chairman's absence, the President; or (c) in the President's absence, a Vice President; or (d) in the absence of the foregoing officers, a chairman chosen by the Stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in such officer's absence, the chairman of the meeting shall appoint a secretary of the meeting.

Section 2.13. Conduct of Meetings. Subject to and to the extent permitted by law, the Board may adopt by resolution such rules and regulations for the conduct of meetings of Stockholders as it shall deem appropriate. Except to the extent inconsistent with law or such rules and regulations as adopted by the Board, the chairman of any meeting of Stockholders shall have the right and authority to prescribe such rules, regulations, and procedures, and to do all such acts, as in the judgment of such chairman are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting and announcement of the date and time of the opening and closing of the polls for each matter upon which the Stockholders will vote at the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to Stockholders, their duly authorized proxies, or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; and (f) appointment of inspectors of election and other voting procedures, including those procedures set out in Section 231 of the DGCL. Unless and to the extent determined otherwise by the Board or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE 3. BOARD OF DIRECTORS

Section 3.1. Number. Except as may be otherwise provided in the Certificate of Incorporation with respect to the rights of holders of any class or series of Stock having a preference over the Common Stock, the entire Board shall consist of one (1) or more Directors, the total number thereof to be authorized first by the incorporator of the Corporation and thereafter from time to time by resolution of the Board. This Section 3.1 shall not be amended except pursuant to (a) the affirmative vote of a majority of the total number of Directors, or (b) the affirmative vote of the holders of record of shares of Stock entitled to at least eighty percent (80%) of the total voting power of the issued and outstanding shares of Stock.

Section 3.2. Term and Qualification. Directors shall hold office until the next annual election and until their successors are elected and qualified, or until their earlier death, resignation, or removal. Directors need not be Stockholders.

Section 3.3. Vacancies. If there be a vacancy on the Board by reason of death, resignation, or otherwise, or if there be any newly created directorships resulting from an increase in the authorized number of Directors, such vacancy or directorship shall be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum. Any Director chosen by reason of such vacancy or such newly created directorship shall hold office until the next annual meeting and until such Director's successor is elected and qualified, or until such Director's earlier death, resignation, or removal. This Section 3.3 shall not be amended except pursuant to (a) the affirmative vote of a majority of the total number of Directors, or (b) the affirmative vote of the holders of record of shares of Stock entitled to at least eighty percent (80%) of the total voting power of the issued and outstanding shares of Stock.

Section 3.4. Meetings. The Board may by resolution provide for regular meetings to be held at such times and places as it may determine, and such meetings may be held without further notice. Special meetings of the Board may be called by the Chairman or by the President, or by not less than one-third (1/3) of the Directors then in office. Subject to Section 6.3, notice of the time and place of such meeting shall be given by or at the direction of the person or persons calling the meeting, and shall be delivered personally or telephoned to each Director at least twenty-four (24) hours prior to the time of the meeting, or sent by First Class United States mail, postage prepaid, to each Director at such Director's address as shown on the records of the Corporation, in which case such notice shall be deposited in the United States mail no later than the fourth (4th) business day preceding the day of the meeting. Unless otherwise specified in the notice of a special meeting, any and all business may be transacted at such meeting.

Section 3.5. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all the Directors or all members of the committee, as the case may be, consent thereto in writing or by electronic transmission, and such writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee, as the case may be.

Section 3.6. Quorum. At any meeting of the Board, the presence of (a) a majority of the Directors then in office or (b) one-third (1/3) of the total number of Directors, whichever is greater, shall be necessary to constitute a quorum for the transaction of business. Notwithstanding the foregoing, if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time without further notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken.

Section 3.7. Vote Necessary to Act and Participation by Conference Telephone. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board, except as may otherwise be provided by law, the Certificate of Incorporation, or these Bylaws. Participation in a meeting by conference telephone or similar means by which all participating Directors can hear each other shall constitute presence in person at such meeting.

Section 3.8. Executive and Other Committees.

(a) The Board may by resolution designate an Executive Committee and/or one or more other committees, each committee to consist of two (2) or more Directors, except that the Executive Committee, if any, shall consist of not less than (3) Directors. Any such committee, to the extent provided in such resolution or in these Bylaws, shall have and may exercise the powers and authority of the Board in the management of the business and affairs of the Corporation, except in reference to powers or authority expressly forbidden such committee by law, and may authorize the seal of the corporation to be fixed to all papers that may require it.

(b) During the intervals between meetings of the Board, the Executive Committee, unless restricted by resolution of the Board, shall possess and may exercise, under the control and direction of the Board, all of the powers of the Board in the management and control of the business of the Corporation to the fullest extent permitted by law. All action taken by the Executive Committee shall be reported to the Board at its first meeting thereafter and shall be subject to revision or rescission by the Board; provided, however, that rights of third parties shall not be affected by any such action by the Board.

(c) If any member of any such committee other than the Executive Committee is absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member.

(d) Any such committee shall meet at stated times or on notice to all of its own number. It shall fix its own rules of procedure. A majority shall constitute a quorum, but the affirmative vote of a majority of the whole committee shall be necessary to act in every case.

Section 3.9. Indemnification.

(a) Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as such director, officer, employee, or agent, or in any other capacity while serving as such director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the DGCL permitted the Corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys' fees, judgments, fines, other expenses and losses, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a Director, officer, employee, or agent, and shall inure to the benefit of his or her heirs, executors, and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section 3.9 shall be a contract right and shall include the right of a Director or officer to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a Director or officer in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, which undertaking shall itself be sufficient without the need for further evaluation of any credit aspects of the undertaking or with respect to such advancement, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined by a final, non-appealable order of a court of competent jurisdiction that such Director or officer is not entitled to be indemnified under this Section 3.9 or otherwise.

(b) If a claim under Section 3.9(a) is not paid in full by the Corporation within sixty (60) days after a written claim, together with reasonable evidence as to the amount of such claim, has been received by the Corporation, except in the case of a claim for advancement of expenses (including attorneys' fees), in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense, including attorneys' fees, of prosecuting such suit. It shall be a defense to any such suit, other than a suit brought to enforce a claim for expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation, that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board or a committee thereof, independent legal counsel, or the Stockholders) to have made a determination prior to the commencement of such suit that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including the Board or a committee thereof, independent legal counsel, or the Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by an indemnitee to enforce a right to indemnification or to advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to such indemnification, or to such advancement of expenses, under this Section 3.9 or otherwise shall be on the Corporation.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 3.9 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, or vote of Stockholders or disinterested Directors, or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

(e) In the case of a claim for indemnification or advancement of expenses against the Corporation under this Section 3.9 arising out of acts, events, or circumstances for which the claimant, who was at the relevant time serving as a director, officer, employee, or agent of any other entity at the request of the Corporation, may be entitled to indemnification or advancement of expenses pursuant to such other entity's certificate of incorporation, bylaws, or other governing document, or a contractual agreement between the claimant and such entity, the claimant seeking indemnification or advancement of expenses hereunder shall first seek indemnification or advancement of expenses pursuant to any such governing document or agreement. To the extent that amounts to be paid in indemnification or advancement to a claimant hereunder are paid by such other entity, the claimant's right to indemnification and advancement of expenses hereunder shall be reduced.

Section 3.10. Removal. Except as may be otherwise provided in the Certificate of Incorporation with respect to the rights of holders of any class or series of Stock having a preference over the Common Stock, Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of record of shares of Stock that would constitute a majority of the votes if all outstanding shares entitled to vote thereon were voted.

Section 3.11. Chairman. The Board shall elect a Chairman from among the Directors. The Chairman shall preside at all meetings of the Board and shall perform such other duties as may be directed by resolution of the Board or as otherwise set forth in these Bylaws.

ARTICLE 4. OFFICERS

Section 4.1. Officers. The Corporation shall have a President, a Secretary, and a Treasurer, all of whom shall be chosen by the Board. The Corporation may also have one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other officers as the Board may deem advisable, all of whom shall be chosen by the Board. Any two (2) or more offices may be held by the same person. All officers shall hold office for one (1) year and until their successors are selected and qualified, unless otherwise specified by the Board; provided, however, that any officer shall be subject to removal at any time by the affirmative vote of a majority of the total number of Directors. The officers shall have such powers and shall perform such duties, executive or otherwise, as from time to time may be assigned to them by the Board and, to the extent not so assigned, as generally pertain to their respective offices, subject to the control of the Board.

Section 4.2. President. The President shall be the chief executive officer of the Corporation and shall have such other powers and shall perform such other duties as may be assigned by the Board.

Section 4.3. Vice President. The Vice President, or, if there be more than one (1), the Vice Presidents, in order of their seniority by designation (or if not designated, in order of their seniority of election), shall perform the duties of the President during the President's absence or disability to act. The Vice Presidents shall have such other powers and shall perform such other duties as may be assigned by the Board or the Executive Committee.

Section 4.4. Secretary. The Secretary shall issue notices of all meetings for which notice is required to be given, shall keep the minutes thereof, shall have charge of the corporate seal and corporate record books, shall cause to be prepared for each meeting of Stockholders the list of Stockholders referred to in Section 2.7, and shall have such other powers and shall perform such other duties as may be assigned by the Board or the Executive Committee.

Section 4.5. Treasurer. The Treasurer shall have the custody of all moneys and securities of the Corporation, and shall keep adequate and correct accounts of the Corporation's business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, statutory capital, and shares. The funds of the Corporation shall be deposited in the name of the Corporation by the Treasurer in such depositories as the Board may from time to time designate. The Treasurer shall have such other powers and shall perform such other duties as may be assigned by the Board or the Executive Committee.

Section 4.6. Assistant Secretary. The Assistant Secretary shall perform all the duties of the Secretary in case of the absence or disability of the Secretary, and shall have such other powers and shall perform such other duties as may be assigned by the Board or the Executive Committee.

Section 4.7. Assistant Treasurer. The Assistant Treasurer shall perform all the duties of the Treasurer in case of the absence or disability of the Treasurer, and shall have such other powers and shall perform such other duties as may be assigned by the Board or the Executive Committee.

Section 4.8. Other Officers. Other officers of the Corporation shall have such powers and shall perform such duties as may be assigned by the Board or the Executive Committee.

Section 4.9. Authority to Sign. Except as otherwise specifically provided by the Board or the Executive Committee, checks, notes, drafts, contracts, and other instruments authorized by the Board or the Executive Committee may be executed and delivered in the name and on behalf of the Corporation by the Chairman, the President, a Vice President, the Secretary, an Assistant Secretary, the Treasurer, or an Assistant Treasurer.

ARTICLE 5. STOCK

Section 5.1. Certificates. Shares of Stock shall be represented by certificates, provided that the Board may provide by resolution that some or all of any or all classes or series of Stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of record of Stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certifying the number of shares of Stock owned by such holder. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2. Lost, Stolen, or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of Stock in the place of any certificate theretofore issued by it and alleged to have been lost, stolen, or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

ARTICLE 6. MISCELLANEOUS

Section 6.1. Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board.

Section 6.2. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board.

Section 6.3. Waiver of Notice of Meetings of Stockholders, Directors, and Committees. Any waiver of notice given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, and does object, at the beginning of such meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Stockholders, Directors, or members of a committee of the Board need be specified in a waiver of notice.

ARTICLE 7. CONSTRUCTION AND DEFINED TERMS

Section 7.1. Construction. As appropriate in context, whenever the singular number is used in these Bylaws, the same includes the plural, and whenever the plural number is used in these Bylaws, the same includes the singular. As used in these Bylaws, each of the neuter, masculine, and feminine genders includes the other two genders. As used in these Bylaws, "include," "includes," and "including" shall be deemed to be followed by "without limitation".

Section 7.2. Defined Terms. As used in these Bylaws,

"**Board**" means the board of directors of the Corporation.

"**Bylaws**" means these bylaws of the Corporation, as the same may be amended from time to time.

"**Certificate of Incorporation**" means the Certificate of Incorporation of the Corporation, as the same may be amended from time to time.

"**Common Stock**" means the common stock of the Corporation, par value Ten Cents ($0.10) per share.

"**Corporation**" means GenCorp Inc.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**DGCL**" means the General Corporation Law of the State of Delaware, as the same may be amended from time to time.

"**Director**" means a member of the Board.

"**Stock**" means the authorized capital stock of the Corporation.

"**Stockholder**" means a holder of record of shares of Stock. For the avoidance of doubt, the existence of treasury shares of Stock shall not cause the Corporation to be a Stockholder.

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Exhibit C to Appendix A

INDEMNIFICATION AGREEMENT

THIS AGREEMENT (the "Agreement") is made this day of 2014 by and between GenCorp, Inc., a Delaware corporation ("GenCorp"), and ("Indemnitee").

RECITALS

WHEREAS, Indemnitee is a [director/officer] of GenCorp; and

WHEREAS, it is in the best interests of GenCorp and its stockholders that Indemnitee continue in Indemnitee's service to GenCorp as such [director/officer], and that Indemnitee be insulated from the litigation risks associated with such service as permitted under Delaware law and the Certificate of Incorporation of GenCorp (the "Certificate of Incorporation"); and

WHEREAS, to induce Indemnitee to continue in such service, GenCorp wishes to provide, pursuant to Section 145(f) of the General Corporation Law of the State of Delaware (the "DGCL") and Paragraph (C) of Article Eighth of the Certificate of Incorporation, the indemnification and other rights set forth herein, in addition to and independent of any such rights that Indemnitee may have under the DGCL, the Certificate of Incorporation, the Bylaws of GenCorp (the "Bylaws"), or otherwise (subject, however, to Section 14 of this Agreement),

NOW, THEREFORE, GenCorp and Indemnitee, for and in consideration of the mutual promises and covenants set forth herein and intending to be legally bound hereby, agree as follows:

1. Indemnification. If Indemnitee was or is made a party to, threatened to be made a party to, or involved as a party, witness, or otherwise in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that Indemnitee is or was a director or officer of GenCorp (any such action, suit, or proceeding, a "Proceeding"), Indemnitee shall be indemnified and held harmless by GenCorp against all expense, liability, and loss (including attorneys' fees, judgments, fines, other expenses and losses, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) (all such expense, liability, and loss, "Losses") reasonably incurred or suffered by Indemnitee in connection therewith, and such indemnification shall continue as to Indemnitee after Indemnitee shall have ceased to be such director or officer of GenCorp, and shall inure to the benefit of Indemnitee's heirs, executors, and administrators.

2. Advance Indemnification. GenCorp shall pay to or on behalf of Indemnitee the expenses (including attorneys' fees) incurred by Indemnitee in any Proceeding, in advance of its final disposition, upon GenCorp's receipt from or on behalf of Indemnitee of reasonable evidence of such expenses, together with a written undertaking by Indemnitee to repay all amounts so advanced if it shall ultimately be determined by a final, non-appealable order of a court of competent jurisdiction that Indemnitee is not entitled to be indemnified under this Agreement. If, and to the extent that, such ultimate determination is made, GenCorp shall be entitled to reimbursement by Indemnitee of any amounts paid in advance toward such indemnification pursuant to this Section 2.

3. Limitation. The indemnification rights afforded by this Agreement are intended to provide for indemnification, including advance indemnification, of Indemnitee by GenCorp to the fullest extent permitted by the DGCL; provided, however, that except as provided in Section 5 of this Agreement, GenCorp shall indemnify Indemnitee in connection with a proceeding (or part thereof) initiated by Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of GenCorp.

4. Subrogation. In the event and to the extent that Indemnitee receives indemnification or advance indemnification hereunder, (a) GenCorp shall be subrogated, to the fullest extent permitted by Delaware law, to any right of action that Indemnitee may have against any third person respecting the loss so

indemnified or the expenses so advanced, and (b) Indemnitee shall hold in trust for, and pay to, GenCorp any amounts that Indemnitee may recover in damages or settlement from any third person respecting the loss so indemnified or the expenses so advanced.

5. Right to Bring Action. If an amount due under Section 1 or 2 of this Agreement is not paid in full by GenCorp within sixty (60) days (or, in the case of an amount due under Section 2, within twenty (20) days) after a written claim, together with reasonable evidence as to the amount of such claim and the written undertaking required under Section 2, if applicable, has been received by GenCorp, Indemnitee may at any time thereafter bring suit against GenCorp to recover the unpaid amount of the claim, and Indemnitee shall also be entitled to be paid the expense, including reasonable attorneys' fees, of prosecuting such suit. In any suit brought by Indemnitee to enforce a right to indemnification or to advance indemnification under this Agreement, or by GenCorp to enforce a right to reimbursement of advanced amounts under this Agreement, the burden of proving that Indemnitee is not entitled to such indemnification or advance indemnification shall be on GenCorp.

6. Non-Exclusivity. The rights provided to Indemnitee in Sections 1, 2, and 3 of this Agreement shall supplement, and not supersede or supplant, (a) any insurance that GenCorp may have heretofore purchased and maintained on behalf of Indemnitee or may later purchase and maintain on behalf of Indemnitee, or (b) any right to indemnification or advance indemnification under the Certificate of Incorporation or Bylaws, or any statute or agreement, or otherwise, but only insofar as the Certificate of Incorporation, the Bylaws, such statute or agreement, or such other source may provide broader indemnification or advance indemnification rights than are provided herein.

7. Non-Assignment. This Agreement and the parties' obligations hereunder are non-assignable and non-transferable by either party without the prior written consent of the other party.

8. Governing Law. This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware without regard to principles of conflict of laws to the extent that such principles would cause the laws of any other jurisdiction to apply.

9. Consent to Jurisdiction; Service of Process. Each of the parties consents to the personal jurisdiction of, and the laying of venue in, the courts of the State of Delaware, as to any action or proceeding relating to the enforcement, interpretation, or validity of this Agreement. Each of the parties hereby consents that, in any such action or proceeding, process may be validly served upon such party by delivery in person, by certified mail, return receipt requested, or by Federal Express or a comparable overnight delivery service providing a record of receipt, in each case to the address set forth in Section 10 of this Agreement.

10. Notices.

(a) Any written notice, offer, demand, claim, undertaking, invoice, or communication required or permitted to be given or submitted under any provision of this Agreement shall be deemed to have been given or submitted only if (i) personally delivered; (ii) mailed by certified mail, return receipt requested; or (iii) sent by Federal Express or a comparable overnight delivery service providing a record of receipt, in each case to the party's address as set forth below:

If to Indemnitee:

____
____
____
____

If to GenCorp:

____
____
____
____

(b) Notices delivered personally or sent by overnight delivery shall be effective upon delivery. Notices mailed by certified mail, return receipt requested, shall be effective three (3) days after deposit with the United States Postal Service.

(c) Either party may change such party's address for purposes of this Agreement by giving written notice of such change to the other party in the manner hereinbefore provided for the giving of notice.

11. Severability. If any covenant, condition, term, or provision of this Agreement is found to be illegal by a court of competent jurisdiction, or if the application thereof to any person or any circumstance shall to any extent be determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement, or the application of such covenant, condition, term, or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby but shall be valid and enforceable to the fullest extent permitted by law.

12. Survival. Each party agrees that such party's obligations hereunder shall survive the termination of Indemnitee's service as a director or officer of GenCorp.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning its subject matter, and it replaces all earlier agreements between them, whether written or oral, concerning its subject matter.

15. Section Headings. The section headings in this Agreement are inserted for convenience only and do not define or limit the scope, extent, or intent of this Agreement or any of the provisions hereof.

IN WITNESS WHEREOF, each party has executed this Agreement effective as of the date and year first above written.

INDEMNITEE

____

Name:

GENCORP INC.

By: ________________________________
Name:
Title:

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APPENDIX B

OHIO CERTIFICATE OF CONVERSION

JON HUSTED
OHIO SECRETARY OF STATE

180 East Broad Street, Suite 103 (ground floor) • Columbus, Ohio 43215
Toll Free: (877) SOS-FILE (767-3453) Central Ohio: (614) 466-3910
www.OhioSecretaryofState.gov • busserv@OhioSecretaryofState.gov

---

Please return the approval certificate to:

Name: GenCorp Inc.
(Individual or Business Name)

To the attention of: Christopher C. Cambria
(If necessary)

Address: P.O. Box 537012

City: Sacramento

State: California ZIP Code: 95853

Phone Number: (916) 355-4000 E-mail Address: Christopher.Cambria@gencorp.com

☐ Check here if you would like to receive important notices via e-mail from the Ohio Secretary of State's office regarding Business Services.

☒ Check here if you would like to be signed up for our Filing Notification System for the business entity being created or updated by filing this form. This is a free service provided to notify you via e-mail when any document is filed on your business record.

Type of Service Being Requested: (PLEASE CHECK **ONE** BOX BELOW)

◉ **Regular Service:** Only the filing fee listed on page one of the form is required and the filing will be processed in approximately 3-7 business days. The processing time may vary based on the volume of filings received by our office.

○ **Expedite Service 1:** By including an Expedite fee of $100.00, **in addition** to the regular filing fee on page one of the form, the filing will be processed within 2 business days after it is received by our office.

○ **Expedite Service 2:** By including an Expedite fee of $200.00, **in addition** to the regular filing fee on page one of the form, the filing will be processed within 1 business day after it is received by our office. **This servic is only available to walk-in customers who hand deliver the document to the Client Service Center.**

○ **Expedite Service 3:** By including an Expedite fee of $300.00, **in addition** to the regular filing fee on page one of the form, the filing will be processed within 4 hours after it is received by our office, if received by 1:0(p.m. **This service is only available to walk-in customers who hand deliver the document to the Client Service Cente**

○ **Preclearance Filing:** For the purpose of advising as to the acceptability of the proposed filing, a form that i: to be submitted at a later date for processing may be submitted for examination for a fee of $50.00. The Preclearance will be complete within 1-2 business days.

Form 700 Prescribed by:

JON HUSTED
Ohio Secretary of State

Central Ohio: (614) 466-3910
Toll Free: (877) SOS-FILE (767-3453)
www.OhioSecretaryofState.gov
Busserv@OhioSecretaryofState.gov

Makes checks payable to Ohio Secretary of State

Mail this form to one of the following:
Regular Filing (non expedite)
P.O. Box 1329
Columbus, OH 43216

Expedite Filing **(Two-business day processing time requires an additional $100.00).**
P.O. Box 1390
Columbus, OH 43216

Certificate for Conversion for Entities Converting Within or Off the Records of the Ohio Secretary of State

Filing Fee: $125

(CHECK ONLY ONE (1) BOX)

(1) [x] **Converting Within The Records of the Ohio Secretary of State**

(2) [ ] **Converting Off The Records of the Ohio Secretary of State**
(187-VXX)

Name of the converting entity: GenCorp Inc.

Jurisdiction of Formation: Ohio

Charter/Registration Number: 37149

The converting entity is a:
(Check Only (1) One Box)

- [x] Domestic Corporation (For-Profit or Nonprofit)
- [ ] Foreign Corporation (For-Profit or Nonprofit)
- [ ] Domestic Nonprofit Limited Liability Company
- [ ] Foreign Nonprofit Limited Liability Company
- [ ] Domestic For-Profit Limited Liability Company
- [ ] Foreign For-Profit Limited Liability Company
- [ ] Partnership
- [ ] Domestic Limited Partnership
- [ ] Foreign Limited Partnership
- [ ] Domestic Limited Liability Partnership
- [ ] Foreign Limited Liability Partnership

The converting entity hereby states that it has complied with all laws in the jurisdiction under which it exists and that those laws permit the conversion.

Name of the converted entity	GenCorp Inc.
Jurisdiction of Formation	Delaware

The converted entity is a:
(Check Only (1) One Box)

- ☐ Domestic Corporation (For-Profit)
- ☒ Foreign Corporation (For-Profit or Nonprofit)
- ☐ Domestic Nonprofit Limited Liability Company
- ☐ Foreign Nonprofit Limited Liability Company
- ☐ Domestic For-Profit Limited Liability Company
- ☐ Foreign For-Profit Limited Liability Company
- ☐ Partnership
- ☐ Domestic Limited Partnership
- ☐ Foreign Limited Partnership
- ☐ Domestic Limited Liability Partnership
- ☐ Foreign Limited Liability Partnership

Effective Date **(Optional)** ____________ **(The conversion is effective upon the filing of this certificate or on a later date specified in the certificate)**

Name and address of the person or entity that will provide a copy of the declaration of conversion upon written request.

Christopher C. Cambria
Name

P.O. Box 537012
Mailing Address

Sacramento	CA	95853
City	State	Zip Code

Required information that must accompany conversion certificate if box 2 is checked

If the converting entity is a domestic or foreign entity that will not be licensed in Ohio, provide the name and address of the statutory agent upon whom any process, notice or demand may be served.

____
Name of Statutory Agent

____
Mailing Address

	Ohio	
City	State	Zip Code

☐ **If the agent is an individual using a P.O. Box, check this box to confirm that the agent is an Ohio resident.**

See instructions for additional filing requirements if
(1) the conversion creates a new domestic entity,
(2) the converted entity is a foreign entity that desires to transact business in Ohio; or
(3) if a domestic corporation or foreign corporation licensed in Ohio is the converting entity.

IN WITNESS WHEREOF, the conversion is authorized on behalf of the converting entity and that each person signing the certificate of conversion is authorized to do so.

Required
Must be signed by an authorized representative.

Signature

By (if applicable)

Christopher C. Cambria

Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

Complete the information in this section.

AFFIDAVIT

In lieu of dissolution releases from various governmental authorities.

GenCorp Inc.

Name of Corporation

The undersigned, being first duly sworn, declares that on the dates indicated below, each of the named state governmental agencies was advised IN WRITING of the scheduled date of filing of the Certificate and was advised IN WRITING of the acknowledgement by the corporation of the applicability of the provisions of section 1701.95 of the ORC.

Agency	**Date Notified**	**Agency**	**Date Notified**
Ohio Bureau of Workers' Compensation 30 W. Spring Street Columbus, Ohio 43215 *Only required for domestic for-profit corporations		Ohio Job & Family Services Status and Liability Section Data Correspondence Control **Fax**: 614-752-4811 **Phone**: 614-466-2319 **Overnight**: P.O. Box 182413, Columbus, OH 43218-2413 **Regular**: P.O. Box 182413, Columbus, OH 43218-2413	
Agency	**Date Notified**		
Ohio Department of Taxation Taxpayer Services Division/Tax Release Unit PO Box 182382 Columbus, OH 43218-2382 Dissolution@tax.state.oh.us *Complete this date notified field only if the corporation is a domestic non-profit corporation or foreign corporation. [see* note below]		☐ The corporation is not required to pay or the department of taxation has not assessed any personal property tax.	

*Note: Domestic for-profit corporations must submit with this filing a Certificate of Tax Clearance issued by the Ohio Department of Taxation.

Note: This affidavit must be signed by one or more persons executing the certificate or by an officer of the corporation.

Signature ______________ Title VP, Gen. Counsel & Secretary

Christopher C. Cambria

Name

P.O. Box 537012

Mailing Address

Sacramento | CA | 95853

City | State | Zip Code

Acknowledged before me and subscribed in my presence on ______________

Date

Seal

______________ Notary Public

Commission Expires ______________ Date

AFFIDAVIT OF PERSONAL PROPERTY

State of [ ]

County of [ ]

Christopher C. Cambria
Name of Officer

VP, General Counsel & Secretary of GenCorp Inc.
Title of Officer — Name of Corporation

and that this affidavit is made in compliance with Section 1701.86(H)(1) of the Ohio Revised Code.

That above-named corporation: (Check one (1) of the following)

- ☐ Has no personal property in any county in Ohio
- ☐ Is the type required to pay personal property taxes to state authorities only
- ☐ Has personal property in the following county (ies)

[ ] [ ] [ ]

Signature: [ ] Title: [ ]

Christopher C. Cambria

Acknowledged before me and subscribed in my presence on

Date [ ]

Seal

[ ]
Notary Public

Expiration date of Notary Public's Commission

Date [ ]

Instructions for Certificate of Conversion For Entities Converting WITHIN or OFF the Records of the Ohio Secretary of State

This form should be used to file a certificate of conversion to document that an entity converted "within (entities already on record with our office and remaining on record following the conversion filing)" or "off (entities already on record with our office who will no longer be on record following the conversion filing)" the records of the Ohio Secretary of State.

Converting Entity Information

Pursuant to Ohio Revised Code §§1701.811, 1705.381, 1776.72 and 1782.4310, the certificate of conversion must set forth the name of the converting entity, the jurisdiction of formation of the converting entity and the form of the converting entity. The authorized representative signing the certificate on behalf of the converting entity agrees that the converting entity has complied with all of the laws under which it exists and that the laws permit the conversion.

Converted Entity Information

You must state the name of the converted (resulting) entity, the converted entity's jurisdiction of formation and the form of the converted entity.

Effective Date

The effective date of the conversion may be on or after the date of filing of the certificate pursuant to Ohio Revised Code §§1701.811, 1705.381, 1776.72 and 1782.4310. If no date is specified, the effective date will be the date of filing.

Name and Mailing Address

Please provide the name and mailing address of the person or entity that is to provide a copy of the declaration of conversion in response to any written request made by a shareholder, partner, or member of the converting entity.

Original Appointment of Statutory Agent and Acceptance of Appointment

Pursuant to Ohio Revised Code §§1701.811, 1705.381, 1776.72 and 1782.4310, if the converted entity is a foreign entity that will not be licensed in this state, a statutory agent must be appointed to accept service of process on behalf of the entity. The statutory agent must be one of the following: (1) an Ohio resident; (2) an Ohio corporation; or (3) a foreign corporation that is licensed to do business in Ohio. An individual agent using a P.O. Box address must check the appropriate box to confirm that he or she is an Ohio resident. If the agent is a foreign corporation, the corporation may need to satisfy additional requirements to serve as a statutory agent. (Please see Ohio Revised Code §§1701.07, 1702.06, 1705.06, 1776.07 or 1782.04 for more information).

Additional Requirements

<u>Filing a New Domestic Business Entity (for conversions within records only)</u>

Pursuant to Ohio Revised Code §§1701.811, 1705.381, 1776.72 and 1782.4310, if the conversion results in a new domestic corporation, limited liability company, limited partnership, or other partnership, any organizational document required to be filed to create that type of entity shall be filed with the certificate of conversion. There is no additional fee to file the organizational document(s).

Filing for a Foreign License to Transact Business in Ohio (for conversions within records only)

If the converted entity is a foreign entity that desires to transact business in Ohio, the certificate of conversion shall be accompanied by the information required by division (B)(7), (8), (9), or (10) of section 1701.791, 1705.37, 1776.69 or 1782.432 of the Ohio Revised Code.

Requirements of Corporations (Domestic or Foreign) Converting Off the Records

If a foreign or domestic corporation licensed in Ohio is a converting entity and the converted entity is not a foreign or domestic corporation to be licensed in Ohio, Ohio Revised Code §§1701.81 requires that additional information be submitted with the certificate.

A domestic corporation must provide the affidavits, receipts, certificates or other evidence required by Ohio Revised Code §§1701.86(H). A foreign corporation must submit the affidavits, receipts, certificates or other evidence required by Ohio Revised Code §§1703.17 (C) or (D) if they are the converting entity. The required affidavits are attached to this form for your convenience.

Additional Provisions

If the information you wish to provide for the record does not fit on the form, please attach additional provisions on a single-sided, 8 1/2 x 11 sheet(s) of paper.

Signature(s)

After completing all information on the filing form, please make sure that the form is signed by at least one authorized representative on behalf of the converting entity. By signing each authorized representative states that the conversion is authorized on behalf of the converting entity and that he or she is authorized to sign the certificate on behalf of the converting entity. Please include the title of each authorized representative beneath the signature line.

****Note: Our office cannot file or record a document that contains a social security number or tax identification number. Please do not enter a social security number or tax identification, in any format, on this form.**

APPENDIX C

CERTIFICATE OF CONVERSION

OF

GENCORP INC.
(an Ohio corporation)
to

GENCORP INC.
(a Delaware corporation)

Pursuant to Section 265 of the Delaware General Corporation Law

1) The jurisdiction where the Non-Delaware Corporation first formed is Ohio.

2) The jurisdiction immediately prior to filing this Certificate of Conversion is Ohio.

3) The date the Non-Delaware Corporation first formed is September 24, 1915.

4) The name of the Non-Delaware Corporation immediately prior to filing this Certificate of Conversion is GenCorp Inc.

5) The name of the Corporation as set forth in the Certificate of Incorporation is GenCorp Inc.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate of Conversion on the day of [ ], 2014.